    As filed with the Securities and Exchange Commission on August 25, 2000

                                                        Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                --------------
                               eFUNDS CORPORATION
             (Exact name of Registrant as specified in its charter)

                                --------------

        Delaware                     7374                    39-1506286
                         (Primary Standard Industrial     (I.R.S. Employer
(State or Jurisdiction of Classification Code Number)    Identification No.)
Inorporationcor Organization)

                                --------------

                             400 W. Deluxe Parkway
                                P. O. Box 12536
                           Milwaukee, Wisconsin 53212
                                 (414) 341-5000
  (Address, including Zip Code, and Telephone Number, including Area Code, of
                   Registrant's Principal Executive Offices)

                                --------------

                             John A. Blanchard III
                      Chairman and Chief Executive Officer
                               eFunds Corporation
                             400 W. Deluxe Parkway
                                 P.O. Box 12536
                           Milwaukee, Wisconsin 53212
                                 (414) 341-5000
 (Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent For Service)

                                --------------

                                    Copy to:
       Robert A. Rosenbaum, Esq.                 John D. Lobrano, Esq.
        Jonathan B. Abram, Esq.                Simpson Thacher & Bartlett
          Dorsey & Whitney LLP                    425 Lexington Avenue
         220 South Sixth Street                 New York, New York 10017
         Minneapolis, MN 55402                       (212) 455-2000
             (612) 340-2600

                                --------------

   Approximate date of commencement of proposed sale to the public: As promptly as practicable after this Registration Statement becomes effective and the other conditions to the commencement of the exchange offer described herein have been satisfied or waived.
   If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                        CALCULATION OF REGISTRATION FEE:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                    Proposed
                                                    maximum       Proposed
                                                   aggregate      maximum
 Title of each class of                             offering     aggregate    Amount of
    securities to be          Amount to be       price per unit   offering   registration
       registered            registered (1)           (2)        price (2)       fee
-----------------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share (3)..... up to 40,000,000 shares     $9.22      $368,800,000   $97,364

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The maximum number of eFunds Corporation shares offered by Deluxe Corporation in exchange for Deluxe Corporation shares, as described in the Offering Circular-Prospectus filed as part of this Registration Statement.
(2) Estimated solely for purposes of calculating the registration fee and computed pursuant to Rule 457(f)(1) under the Securities Act of 1933, based on the average of the high and low per share sale prices reported on the Nasdaq National Market on August 18, 2000.
(3) Includes corresponding rights to acquire shares of eFunds Corporation common stock pursuant to the Rights Agreement, dated as of May 1, 2000, between eFunds Corporation and EquiServe Trust Company N.A.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this offering circular-prospectus is not complete and may  +
+be changed. Deluxe may not sell these securities until the registration       +
+statement filed with the Securities and Exchange Commission is effective. + +This offering circular-prospectus is not an offer to sell these securities + +and is not a solicitation of an offer to buy these securities in any state or +
+other jurisdiction where the offer or sale is not permitted.                  +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 (Subject to Completion, dated August 25, 2000)

Offering Circular-Prospectus

                     shares of eFunds Corporation common stock
                               for each share of
                        Deluxe Corporation common stock
             up to a maximum of       shares of Deluxe common stock

  The exchange offer and withdrawal rights will expire at 5:00 p.m., New York
City time, on         , 2000, unless extended.

  Deluxe Corporation has announced a plan to establish its eFunds subsidiary as a fully independent public company. In order to implement this plan, Deluxe is offering you, as a shareholder of Deluxe, the opportunity to exchange (on a tax-free basis) Deluxe shares which you own for eFunds shares owned by Deluxe. Deluxe currently owns 40,000,000 eFunds shares. As of August 11, 2000 there were 72,331,268 Deluxe shares outstanding and 45,500,000 eFunds shares outstanding. Deluxe shares are listed on the New York Stock Exchange under the symbol "DLX" and eFunds shares are listed on the Nasdaq National Market under the symbol "EFDS".

  Deluxe will exchange    eFunds shares for each Deluxe share that is validly
tendered and accepted by Deluxe in the exchange offer. If the collective
response of shareholders is such that more than     Deluxe shares are validly
tendered and not properly withdrawn, then the number of Deluxe shares to be accepted from each shareholder who tendered shares will be reduced on a pro rata basis, except for tenders by holders of less than 100 Deluxe shares who tender and do not properly withdraw all of their shares. If the conditions to
the exchange offer are satisfied and fewer than       but more than      Deluxe
shares are validly tendered and not properly withdrawn, Deluxe will accept all shares validly tendered and not properly withdrawn, and will distribute its remaining eFunds shares to its remaining shareholders, as of a record date to be determined following the completion of the exchange offer, on a pro rata basis through a "spin-off" transaction. The exchange offer is subject to
certain conditions, including a condition that at least    Deluxe shares are
validly tendered and not properly withdrawn pursuant to the exchange offer.

  In order to facilitate a successful distribution of eFunds shares, Deluxe has
established the exchange ratio at a level that, as of     , 2000, would provide
tendering shareholders with eFunds shares having a market value greater than the market value of Deluxe shares tendered. We refer to this greater value as the "anticipated premium." Based on the closing sale prices for eFunds and
Deluxe shares on     , 2000, the anticipated premium would be approximately  %.
No one can, however, predict what the amount of the actual premium, if any, will be upon completion of the exchange offer.

  Investing in the eFunds shares or Deluxe shares involves risks. You should carefully read the discussion entitled "Risk Factors" beginning on page 18.

  None of Deluxe, eFunds, the dealer manager, the information agent, the exchange agent or any soliciting dealer makes any recommendation as to whether you should tender your Deluxe shares. You must make your own decision after reading this document and consulting with your advisors based on your own financial position and requirements. We urge you to read this offering circular-prospectus very carefully.

  Neither the Securities and Exchange Commission nor any state or foreign securities commission has approved or disapproved of these securities or determined if this offering circular-prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Deluxe has retained the services of Lehman Brothers Inc., as dealer manager, and Morrow & Co., Inc., as information agent, to assist you in connection with the exchange offer. You may call the information agent at 1-800-566-9061, (toll-free) directly to request additional documents and to ask any questions.

                 The dealer manager for this exchange offer is:

                                LEHMAN BROTHERS

        , 2000

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Questions and Answers About the Exchange Offer...........................   3
Summary..................................................................   9
Risk Factors.............................................................  18
Cautionary Statement Concerning Forward-Looking Statements...............  36
The Exchange Offer.......................................................  37
Terms of the Exchange Offer..............................................  40
The Spin-Off.............................................................  53
Market Prices and Dividend Information...................................  54
Capitalization of Deluxe.................................................  56
Unaudited Pro Forma Condensed Consolidated Financial Statements of
 Deluxe..................................................................  57
Selected Financial Data of Deluxe........................................  60
Management's Discussion and Analysis of Financial Condition and Results
 of Operations of Deluxe.................................................  61
Selected Financial Data of eFunds........................................  73

                                                                          Page
                                                                          ----
Management's Discussion and Analysis of Financial Condition and Results
 of Operations of eFunds.................................................  75
Business of Deluxe.......................................................  90
Business of eFunds.......................................................  98
Management of eFunds..................................................... 117
Executive Compensation for eFunds........................................ 126
Shares Eligible for Future Sales......................................... 128
Description of Capital Stock of eFunds................................... 129
Comparison of Rights of Shareholders of eFunds and Shareholders of
 Deluxe.................................................................. 134
Agreements Between Deluxe and eFunds..................................... 144
Certain United States Federal Income Tax Consequences.................... 152
Legal Matters............................................................ 153
Experts.................................................................. 153
Where You Can Find More Information...................................... 153
Index to Consolidated Financial Statements............................... F-1

   You should rely only on the information contained in this document. None of Deluxe, eFunds, the dealer manager, the information agent, the exchange agent or any soliciting dealer has authorized anyone to provide you with information different from that contained in this document. Deluxe is offering to sell, and seeking offers to buy, the securities offered by this document only in jurisdictions where offers and sales are permitted under the laws of those jurisdictions. The information contained in this document is accurate only as of the date of this document regardless of the time of delivery or of any sale of the securities offered by this document.

                               ----------------

   This document incorporates by reference important business, financial and other information about Deluxe that is not included in or delivered with this document. See "Where You Can Find More Information" on page 153 for a list of the documents that have been incorporated by reference into this document.

   Documents incorporated by reference are available from Deluxe without charge, excluding all exhibits unless specifically incorporated by reference as exhibits in this document.

   Written and telephone requests for any of these documents should be directed to Deluxe as indicated below:

                               Deluxe Corporation
                           3680 Victoria Street North
                           Shoreview, Minnesota 55126
                           Attn: Shareowner Services
                           Telephone: (651) 450-4053

   If you would like to request copies of these documents, please do so by , 2000 in order to receive them before the expiration of the exchange offer.
In the event that the exchange offer period is extended by Deluxe, you must submit your request no later than five business days before the expiration date, as extended by Deluxe.

   Deluxe(R), Deluxe logo(R), SecureMailSM, ONE(R), Checks Unlimited(TM), Designer Checks(R), Plaid MoonSM, PlaidMoon.comSM and Plaid Moon logo are trademarks and service marks of Deluxe.

   AccountChex P1usSM, Connex(TM), ChexSystems logo, DebitBureau(R), eFunds, FraudFinderSM, Integreat!SM, New AccountChexSM, SCANSM, QualiFileSM and DataNavigator(TM) are eFunds' trademarks and service marks. Other trademarks and trade names referred to in this document are the property of their respective owners.

                 QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Q1: Why has Deluxe decided to separate eFunds from the rest of Deluxe?

A1: In the past, eFunds' businesses were conducted through various operating units of Deluxe. On January 31, 2000, Deluxe announced a plan to combine these businesses into a separate publicly-traded company. As part of the separation, eFunds completed an initial public offering of its common stock on June 30, 2000.

   The following are the principal reasons Deluxe decided to separate eFunds from Deluxe:

   . Facilitate access to capital. eFunds must be able to raise substantial capital in cost effective ways in order to compete effectively and achieve its growth objectives, expand its capabilities to serve new customers, markets and geographic areas, create new product and service offerings, successfully complete strategic acquisitions and enter other alliances such as joint ventures. Deluxe and eFunds believe that the separation of the two businesses will improve coverage of eFunds by investment analysts and facilitate the public market valuation of eFunds. As a result, it is anticipated that eFunds will benefit from improved access to public markets and lower its cost of capital. Further, the separated business units will eliminate existing competition between Deluxe and eFunds for available cash of Deluxe. Deluxe believes that this competition has been an impediment to both businesses.

   . Achieve greater strategic focus. Deluxe and eFunds believe that the separation will allow each of them to concentrate on their core businesses. As a result, each company should have a sharper focus on its business and growth opportunities.

   . Diminished synergies. Although financial institutions form a common customer base for both Deluxe and eFunds, Deluxe found that financial institution customers did not fully value the combination of products and services offered by Deluxe and eFunds. As a result, Deluxe did not realize the synergies associated with being a single vendor of the combined products and services to its financial institution customers. In addition, as the businesses of eFunds and Deluxe separately established themselves with their customers as viable, distinct operations, synergistic benefits of retaining both businesses as part of a single enterprise further diminished.

   . Increase ability to attract, retain and motivate employees. Deluxe and eFunds believe that incentive compensation arrangements for key eFunds employees that are directly related to the market performance of publicly traded eFunds shares will enable eFunds to provide such employees with enhanced incentives for performance. The separation will enable eFunds to offer its key employees compensation directly linked to the performance of its businesses, which eFunds expects will enhance its ability to attract and retain qualified personnel.

   . Provide eFunds with an acquisition currency. Deluxe and eFunds believe that the separation will enhance eFunds' ability to engage in future acquisitions in which eFunds shares are issued as consideration, although eFunds currently does not have any agreements or understandings for any acquisitions. Provisions of the Internal Revenue Code may limit the number of eFunds shares available for such acquisitions for a period of time. Deluxe and eFunds also believe that the separation will facilitate future partnerships, alliances and other arrangements between eFunds and other entities.

Q2: Why did Deluxe choose the exchange offer as the way to separate eFunds?

A2: Deluxe believes that the exchange offer is a tax efficient way to achieve the goals outlined in A1 above. The exchange offer also allows you to allocate your Deluxe investment between Deluxe and eFunds on a tax-free basis for United States federal income tax purposes and provides you with the opportunity to receive any anticipated premium referred to in Q9.

Q3: What other alternatives did Deluxe consider before choosing the exchange offer?

A3: As part of its analysis of a separation of eFunds, the board of directors of Deluxe, in consultation with its advisors, considered a number of alternative structures, including a tracking stock alternative and the sale of certain of Deluxe's businesses, before it decided to pursue a complete separation of eFunds through either an exchange offer or a spin-off.
    Deluxe decided that a spin-off was not the preferred alternative because it would not allow you to decide whether to retain your investment in Deluxe or to exchange all or a portion of your investment in Deluxe for an investment in eFunds on a tax-free basis.

Q4: Who is offering to buy my securities?

A4: Deluxe is offering you the opportunity to exchange all or some of your Deluxe shares for eFunds shares that Deluxe currently owns. You may elect to retain all of your Deluxe shares by not participating in the exchange offer.

Q5: What are the classes and amounts of securities sought in the exchange offer?

A5: Deluxe is offering to exchange all of the 40,000,000 eFunds shares that it owns for Deluxe shares that are validly tendered and not properly withdrawn in the exchange offer. In light of the exchange ratio of
    eFunds shares for each Deluxe share, a maximum of    Deluxe shares may be
    accepted for exchange in the exchange offer. As of August 11, 2000, there were 72,331,268 Deluxe shares outstanding.

Q6: What is the exchange ratio?

A6: The exchange ratio of       represents the number of eFunds shares which
    Deluxe shareholders will receive for each Deluxe share validly tendered and not properly withdrawn in the exchange offer.

Q7: How many eFunds shares will I receive for each Deluxe share that I tender?

A7: You will receive   eFunds shares for each Deluxe share that you validly
    tender and do not properly withdraw that is accepted by Deluxe. No fractional eFunds shares will be issued in this exchange offer. Instead, you will be paid cash in exchange for any fraction of an eFunds share to which you would otherwise be entitled.

Q8: How do I decide whether to participate in the exchange offer?

A8: Whether you should participate in the exchange offer depends on many factors. You should consider, among other things:

   . your view of the relative values of a single Deluxe share and of a single eFunds share;

   .  your individual investment strategy with regard to the two stocks; and

   .  your opportunity to receive the anticipated premium, if any.

    In addition, you should consider all of the factors described under "Risk Factors" starting at page 18. None of Deluxe, eFunds, the dealer manager, the information agent, the exchange agent, soliciting dealers, the board of directors of Deluxe or the board of directors of eFunds makes any recommendation as to whether you should tender or refrain from tendering your Deluxe shares. You must make your own decision after reading this document and consulting with your advisors based on your own financial position and requirements.

Q9: What is the anticipated premium?

A9: Based on the closing sale prices for Deluxe (NYSE: DLX) and eFunds shares
    (NASDAQ: EFDS) on       , 2000, the exchange ratio would result in a
    Deluxe shareholder receiving eFunds shares with a market value greater than the market value of Deluxe shares tendered for exchange. No one can, however, predict the amount of the actual premium in the exchange offer or whether in fact there will be a premium at the expiration of the exchange offer. In addition, no one can predict the prices at which eFunds or Deluxe shares will trade over time.

     You can calculate the anticipated premium, if any, as a percentage, by using the following formula:

      Exchange Ratio x Price of one eFunds share -1  x 100
      ------------------------------------------
              Price of one Deluxe share

     For example: Assume a price of $   for a Deluxe share and a price of $
     for an eFunds share, the closing sale prices of Deluxe and eFunds shares
     on    , 2000. At the exchange ratio of   eFunds shares for each Deluxe
     share, the anticipated premium would be approximately  % or $   for each
     Deluxe share tendered.

Q10: Is the financial condition of either Deluxe or eFunds relevant to my decision whether to participate in the exchange offer?

A10: Yes. Whether you should participate in the exchange offer depends on many factors, including your views of the financial condition and prospects of Deluxe and eFunds. See Q8 for additional factors to consider.

Q11: Can I participate with only a portion of my Deluxe shares in the exchange offer?

A11: Yes. You may tender all, some or none of your Deluxe shares.

Q12: Do I do anything if I want to retain all of my Deluxe shares?

A12: No. If you want to retain all of your Deluxe shares, you do not need to take any action.

Q13: Will executive officers and directors of Deluxe be tendering their Deluxe shares in the exchange offer?

A13: All shareholders of Deluxe, including shareholders who are executive officers and directors of Deluxe or eFunds, are eligible to participate in the exchange offer. As of the date of this offering circular-prospectus, Lawrence J. Mosner, who currently serves as the Vice Chairman of Deluxe and who will serve as the chairman and chief executive officer of Deluxe upon completion of the exchange offer and spin-off, if any, has indicated
     that he does not intend to tender any of his       Deluxe shares in the
     exchange offer. As of the date of this offering circular-prospectus, John
     A. Blanchard III, the current chairman and chief executive officer of Deluxe and chairman and chief executive officer of eFunds, has indicated
     that he intends to tender all      of the Deluxe shares he holds in the
     exchange offer. In addition, other executive officers and directors of
     Deluxe have indicated that they intend to tender      Deluxe shares out of
     the      Deluxe shares they own, although the actual number of Deluxe shares tendered by executive officers and directors of Deluxe may vary.

Q14: How do I participate in the exchange offer?

A14: Complete and sign the letter of transmittal designating the number of Deluxe shares you wish to tender. Send the completed and signed letter of transmittal, together with your share certificates and any other documents required by the letter of transmittal, so that it is received by the exchange agent at one of the addresses specified on the back cover of this offering circular-prospectus before the expiration of the exchange offer. Do not send your certificates to Deluxe, eFunds, the dealer manager, the information agent or any soliciting dealer. If your broker holds your shares, please see Q17 for information concerning how you can participate in the exchange offer. If you are an employee or former employee of Deluxe and its subsidiaries and you hold uncertificated shares, please see Q18 for information concerning how you can tender uncertificated "book-entry" Deluxe shares in the exchange offer.

Q15: Will participants in Deluxe's Employee Stock Purchase Plan be able to participate in the exchange offer?

A15: Yes, so long as the shares you wish to tender are no longer subject to a holding period. Participants in the Deluxe Employee Stock Purchase Plan may tender all, some or none of the Deluxe shares attributable to their stock purchase accounts, other than shares which are still subject to a holding period, by completing a letter of transmittal and complying with the procedures outlined in Q14.

Q16: Some of the Deluxe shares I purchased through the Deluxe Employee Stock
     Purchase Plan remain subject to a holding period. Can I tender these shares in the exchange offer?

A16: No. You may tender shares you acquired through the Deluxe Employee Stock
     Purchase Plan only if the one-year holding period applicable to the Deluxe shares you acquired under the Plan has been satisfied.

Q17: My shares are held by my broker. What should I do if I want to participate in the exchange offer?

A17: If your shares are held by your broker and are not certificated in your name, that is, your shares are in "street name," you should receive instructions from your broker on how to participate in the exchange offer. If your Deluxe shares are held through your broker, you cannot tender your shares directly to the exchange agent. If you have not yet received instructions from your broker, please contact your broker directly.

Q18: My shares are uncertificated "book-entry" shares held by Deluxe's transfer agent. What should I do if I want to participate in the exchange offer?

A18: This circumstance will most often apply to current and former employees of Deluxe and its subsidiaries who purchased Deluxe shares under various Deluxe employee plans, such as the Deluxe Employee Stock Purchase Plan. If you are the registered owner of Deluxe shares and your shares are uncertificated "book-entry" shares held by Deluxe's transfer agent, you should complete and sign the letter of transmittal designating the number of Deluxe shares you wish to tender. Send the completed and signed letter of transmittal, together with any other documents required by the letter of transmittal, so that it is received by the exchange agent at one of the addresses specified on the back cover of this offering circular-prospectus before the expiration of the exchange offer. Remember that you may not tender shares that remain subject to a holding period. Do not send your documents to Deluxe, eFunds, the dealer manager, the information agent or any soliciting dealer.

Q19: Can I change my mind after I tender my Deluxe shares?

A19: Yes. You may withdraw tenders of your Deluxe shares any time before the expiration of the exchange offer by following the withdrawal procedures. If you change your mind again, you can re-tender your Deluxe shares by following the tender procedures again prior to the expiration of the exchange offer. For information on tendering and withdrawing tenders of Deluxe shares see "Terms of the Exchange Offer--Procedures for Tendering Deluxe Shares and--Withdrawal Rights" on pages 44 and 47.

Q20: Are there any conditions to Deluxe's obligation to complete the exchange offer?

A20: Yes. Deluxe's obligation to complete the exchange offer is subject to the conditions outlined on page 49. In particular, Deluxe is not required to
     close the exchange offer unless at least     Deluxe shares are validly
     tendered and not properly withdrawn pursuant to the exchange offer. In the event that only this minimum number of Deluxe shares is validly tendered and not properly withdrawn, and the other conditions to the exchange offer
     are satisfied or waived, approximately   eFunds shares in the aggregate
     would be distributed pursuant to the exchange offer. We refer to the minimum number of Deluxe shares that must be validly tendered and not properly withdrawn pursuant to the exchange offer as the "minimum amount." Deluxe may waive any or all of the conditions to the exchange offer, including the requirement that the minimum amount of Deluxe shares be tendered.

Q21: What happens if less than the minimum amount of Deluxe shares is validly tendered and not properly withdrawn in the exchange offer?

A21: In the event that fewer than      Deluxe shares are validly tendered and
     not properly withdrawn or if the other conditions to the exchange offer are not satisfied, Deluxe may waive the applicable condition or terminate the exchange offer. If the exchange offer is terminated, no Deluxe shares will be exchanged for eFunds shares. If Deluxe decides to terminate the exchange offer, it will make a public announcement and return tendered Deluxe shares as promptly as is practical.

Q22: What happens if the exchange offer is completed but less than all of the eFunds shares owned by Deluxe are issued in the exchange offer?

A22: Deluxe will distribute any eFunds shares held by it after completion of the exchange offer to its remaining shareholders, as of a record date to be determined following the completion of the exchange offer, on a pro rata basis. We refer to this distribution as the "spin-off." For more details on the spin-off, see the section entitled "The Spin-Off" on page 53.

Q23: What happens if more than    Deluxe shares are validly tendered and not
     properly withdrawn, such that more than 40,000,000 shares of eFunds would be exchanged, i.e., the exchange offer is oversubscribed?

A23: If the exchange offer is oversubscribed, assuming that all of the conditions of the exchange offer are satisfied or waived, Deluxe shares which are validly tendered and not properly withdrawn will be accepted for exchange on a pro rata basis, except for tenders by holders of less than 100 Deluxe shares who tender and do not properly withdraw all of their shares. We refer to this pro rata reduction as proration. If the
     exchange offer is completed and if you hold of record as of      , 2000
     less than 100 Deluxe shares, or an odd lot, and you validly tender all of your shares and do not properly withdraw them, all of your shares will be accepted for exchange notwithstanding any proration. Any Deluxe shares not accepted for exchange will be returned to tendering shareholders promptly following the expiration or termination of the exchange offer.

Q24: When does the exchange offer expire?

A24: The exchange offer and withdrawal rights will expire at 5:00 p.m., New
     York City time, on    , 2000, unless the exchange offer is extended by
     Deluxe. Your tendered Deluxe shares, the letter of transmittal and other required documents must be received before that time in order to participate in the exchange offer.

Q25: Can the offer be extended, and under what circumstances?

A25: Yes. Deluxe can extend the offer at any time in its sole discretion and regardless of whether any condition to the offer has been satisfied or waived. If Deluxe extends the exchange offer, it will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Q26: When will tendering shareholders know the outcome of the exchange offer?

A26: Preliminary results of the exchange offer, including any preliminary proration factor, will be announced by press release promptly after the expiration of the exchange offer. Announcement of any final proration factor should occur approximately five business days after the expiration of the exchange offer.

Q27: Will I be taxed on the shares of eFunds that I receive in the exchange offer?

A27: Deluxe has received a private letter ruling from the Internal Revenue
     Service to the effect that the exchange offer and any subsequent pro rata spin-off distribution of eFunds shares will generally be tax-free for U.S. federal income tax purposes to Deluxe and its shareholders. You should note that this private letter ruling does not address all aspects of United States federal income taxation related to the exchange offer and any spin-off and does not address any state, local or foreign tax consequences. See "Certain United States Federal Income Tax Consequences" on page 152 for more information. You should consult your tax advisor as to the particular tax consequences to you of the exchange offer and any spin-off.

Q28: What will be the tax basis and holding period of eFunds shares I receive in exchange for my Deluxe shares?

A28: If you tender all of your Deluxe shares, and they are all accepted for exchange, the tax basis in the eFunds shares you receive will equal your tax basis in your Deluxe shares before the exchange.

     If you tender fewer than all of your Deluxe shares, or fewer than all of your Deluxe shares are accepted for exchange, the total tax basis in the Deluxe shares and eFunds shares that you hold immediately after the exchange will equal your tax basis in your Deluxe shares before the exchange. The tax basis of the eFunds shares you receive will not, however, necessarily equal the tax basis of the Deluxe shares that are accepted for exchange. The portion of your total tax basis allocated to eFunds shares you receive in the exchange offer will equal your old tax basis in all of your old Deluxe shares multiplied by a fraction. This fraction will be equal to (a) the fair market value of eFunds shares you receive in the exchange offer divided by (b) the fair market value of eFunds shares received in the exchange offer plus the fair market value of the Deluxe shares held immediately after the exchange offer. Stated as a formula, the basis in your eFunds shares received in the exchange offer may be determined as follows:

       Basis of         Basis of            FMV of eFunds shares you receive in the
        eFunds            your                           exchange offer
      shares you         Deluxe        --------------------------------------------------
      receive in   =     shares     X
         the          prior to the         FMV of eFunds           FMV of Deluxe shares
       exchange         exchange       shares you receive in  +  held by you immediately
        offer            offer          the exchange offer       after the exchange offer

     If you receive additional eFunds shares in the spin-off, the same calculation must be repeated using the tax basis in your remaining Deluxe shares, as determined following the exchange offer, as the starting point in the calculation.

     For the purposes of determining whether you qualify for long- or short-term capital gains treatment, your holding period in the eFunds shares you receive in the exchange offer generally will include your holding period for the Deluxe shares you exchanged to receive them.

Q29: What will be the tax basis in Deluxe shares that are not exchanged under the exchange offer?

A29: If you tender fewer than all of your Deluxe shares, or fewer than all of your Deluxe shares are accepted for exchange, the aggregate tax basis in your remaining Deluxe shares will equal your aggregate tax basis in your Deluxe shares before the exchange, less the basis allocated to eFunds shares as determined under the calculation described in Q28.

Q30: Will I receive dividends from Deluxe after the exchange offer?

A30: You will not receive a Deluxe dividend for any Deluxe shares you exchange in the exchange offer because you will no longer own these Deluxe shares. You will continue to receive any dividends, when, as and if declared by the Deluxe board of directors on any Deluxe shares that you do not exchange in the exchange offer. eFunds does not currently pay a dividend on its shares.

Q31: What happens if Deluxe declares a quarterly dividend on Deluxe shares during the exchange period and I have previously tendered my Deluxe shares?

A31: If a dividend is declared with a record date before the completion of the exchange offer, you will be entitled to that dividend with respect to any Deluxe shares you have tendered in the exchange offer. Tendering your Deluxe shares in the exchange offer is not a sale or transfer of your Deluxe shares until they are accepted by Deluxe for exchange upon completion of the exchange offer.

Q32: Who should I call if I have questions or want copies of additional documents?

A32: You may call the information agent toll-free at 1-800-566-9061 to request additional documents and to ask any questions.

                                    SUMMARY

   This summary highlights selected information from this offering circular-prospectus and may not contain all the information that is important to you. To understand the exchange offer fully and for a more complete description of the legal terms of the exchange offer, you should carefully read this entire document and the documents to which we refer you. See "Where You Can Find More Information" on page 153.

Deluxe Corporation

   Deluxe is the largest provider of checks in the United States, both in terms of revenues and number of checks produced. Deluxe sells checks to financial institutions who then resell these checks to their customers. Deluxe also sells checks directly to consumers. In addition, Deluxe sells checks and related products to small businesses. Excluding net sales related to the eFunds businesses and businesses sold in 1999, sales of checks and check-related products and services accounted for approximately 97% of Deluxe's 1999 net sales and virtually all of its 1999 profits. Deluxe has announced a strategy to develop and market new products and services based on its personalization, e-commerce and direct marketing expertise gained in the check printing business. Deluxe's first initiative under this strategy is a direct-to-consumer personalization website, PlaidMoon.com.

   In addition to its checks business, Deluxe currently owns 40,000,000 eFunds shares representing approximately 88% of eFunds outstanding shares. Deluxe is offering all of its eFunds shares in exchange for Deluxe shares in the exchange offer. Following the completion of the exchange offer and any subsequent spin-off, Deluxe will cease to own any eFunds shares.

   Deluxe's principal executive office is located at 3680 Victoria Street North, Shoreview, Minnesota 55126 and its telephone number is (651) 483-7111.

eFunds Corporation

   eFunds provides transaction processing and risk management services to financial institutions, retailers, electronic funds transfer networks, e-commerce providers and government agencies. eFunds' electronic payments segment, which accounted for approximately 70% of its total net sales during the first six months of 2000, provides a comprehensive suite of transaction processing services and decision support and risk management products for debit transactions. A debit transaction involves the withdrawal or deposit of funds from or into a person's checking or savings account. eFunds' decision support and risk management tools enable its clients to combat identity fraud and account abuse in debit transactions by screening checking account applicants and debit transactions for possible identity manipulation and other forms of fraud and account abuse. In eFunds' professional services segment, which accounted for approximately 18% of its total net sales during the first six months of 2000, eFunds provides information technology consulting and business process management services. eFunds also provides online electronic transfer of benefits under entitlement programs on behalf of state and local governments and Medicaid eligibility verification services under eFunds' government services segment. This segment accounted for approximately 11% of eFunds' total net sales during the first six months of 2000.

   eFunds' principal executive office is presently located at 400 W. Deluxe Parkway, P.O. Box 12536, Milwaukee, Wisconsin 53212 and its telephone number is
(414) 341-5000. eFunds expects to relocate its principal executive offices to Phoenix, Arizona in the fall of 2000.

Background and Reasons for the Exchange Offer

   For the past several years, Deluxe has pursued a strategy of:

  .  divesting unprofitable or marginally profitable businesses and assets;

  . controlling costs and other efforts to increase efficiency and profitability;

  . diversifying into new products and services through internal initiatives and acquisitions; and

  .  adjusting its organizational structure.

   Although Deluxe's net income has increased since 1997, Deluxe believes that the price of Deluxe shares has not fully reflected the results of these efforts or the inherent value of Deluxe's various businesses. After consideration of several alternatives to address these issues, Deluxe determined that the complete separation of eFunds from Deluxe would be in the best interests of Deluxe, eFunds and their shareholders. Deluxe chose to pursue the exchange offer to accomplish this separation because it believes the exchange offer gives you a choice to adjust your investment between Deluxe and eFunds on a tax-free basis and provides you with the opportunity to receive the anticipated premium, if any.

   To review the reasons for the exchange offer in greater detail, see page 37.

                               The Exchange Offer

 Effects of the Exchange Offer.. The exchange offer will affect Deluxe shareholders regardless of whether they
                                 tender their Deluxe shares in the exchange offer.

                            . If you exchange all of your Deluxe shares for eFunds shares in the exchange offer, you will only have an interest in the future financial performance of eFunds. You will no longer participate in any change in the value of Deluxe because you will no longer own any Deluxe shares.

                            . If you exchange some, but not all of your Deluxe shares, you will have a direct interest in the financial performance of eFunds and may reduce your interest in the financial performance of Deluxe.

                            . If you do not exchange any of your Deluxe shares, you will not receive eFunds shares and you will not have any direct interest in the eFunds businesses unless the spin-off is necessary. If you do not tender any of your Deluxe shares and the exchange offer is completed, your ownership interest in Deluxe will increase on a percentage basis as a result of the exchange offer.

                            Whether you tender your Deluxe shares or not, the shares you hold after the exchange offer will be in a company which is very different from the company in which you held shares before the exchange offer.

 The Position of Deluxe and
  eFunds on the Exchange Offer.. None of Deluxe, eFunds, the dealer manager, the information agent, the exchange agent or any soliciting dealer makes any recommendation as to whether you should tender your Deluxe shares. You must make your own decision as to whether to tender, and, if so, how many shares to tender after reading this offering circular-prospectus and consulting with your advisors based on your own financial position and requirements. We urge you to read this offering circular-prospectus very carefully.

                                 Whether you participate in the exchange offer depends on many factors. You should consider, among other factors:

                                 .  your view of the relative values of a
                                    single Deluxe share and of a single eFunds share;

                                 . your individual investment strategy with regard to the two stocks; and

                                 .your opportunity to receive the anticipated premium, if any.

                                 Based on the New York Stock Exchange closing
                                 sale price of Deluxe shares and the Nasdaq
                                 National Market closing sale price of eFunds
                                 shares on      , 2000, the anticipated
                                 premium would have been approximately  %. No
                                 one can, however, predict the amount of the
                                 actual premium in the exchange offer or
                                 whether in fact there will be a premium at
                                 the expiration of the exchange offer. In
                                 addition, no one can predict the prices at
                                 which Deluxe shares or eFunds shares will
                                 trade over time.

 No Dissenters' Rights
  (See Page 38)................. No dissenters' rights are available to shareholders of Deluxe in connection with the
                                 exchange offer or any spin-off.

 Certain United States Federal
  Income Tax Consequences
  (See Page 152)................ Deluxe has received a private letter ruling from the Internal Revenue Service to the
                                 effect that the exchange offer and any
                                 subsequent spin-off, generally will be tax-
                                 free to Deluxe and its shareholders. You
                                 should consult your tax advisor as to the
                                 particular consequences of the exchange offer
                                 and spin-off to you.

                          Terms of the Exchange Offer

 Exchange Ratio (See Page 40)... If the exchange offer is completed, you will receive eFunds shares for each Deluxe share that you validly tender and do not properly withdraw that is accepted for exchange.

                                 All Deluxe shares validly tendered and not properly withdrawn will be exchanged, on the terms and subject to the conditions of the exchange offer, including the proration provisions. Any Deluxe shares not accepted for exchange will be returned to shareholders promptly following the expiration or termination of the exchange offer.

 Procedures for Tendering Deluxe
  Shares (See Page 44).......... If you decide to tender all or some of your
                                 Deluxe shares and you hold certificates for
                                 Deluxe shares, complete and sign the letter
                                 of transmittal designating the number of
                                 Deluxe shares you wish to tender. Send the
                                 letter of transmittal, together with your
                                 share certificates and any other documents
                                 required by the letter of transmittal, so
                                 that it is received by the exchange agent at
                                 one of the addresses set forth on the back
                                 cover of this offering circular-prospectus
                                 before the expiration of the exchange offer.
                                 Alternatively, you may comply with the
                                 procedures for guaranteed delivery. Do not
                                 send your certificates to Deluxe, eFunds, the
                                 dealer manager, the information agent or any
                                 soliciting dealer.

                                 If you decide to tender all or some of your Deluxe shares and your shares are held by your broker and are not certificated in your name, that is, your shares are in "street name," ask your broker how to participate. If you hold your Deluxe shares in street name, some financial institutions may also effect tenders by book-entry transfer through the book-entry transfer facility.
                                 If you decide to tender all or some of your Deluxe shares and your shares are uncertificated "book-entry" shares held by
                                 Deluxe's transfer agent, you should complete and sign the letter of transmittal designating the number of Deluxe shares you wish to tender. Send the completed and signed letter of transmittal, together with any other documents required by the letter of transmittal, so that it is received by the exchange agent at one of the addresses specified on the back cover of this offering circular-prospectus before the expiration of the exchange offer. Do not send your documents to Deluxe, eFunds, the dealer manager, the information agent or any soliciting dealer.
                                 If you are not a U.S. shareholder and you wish to tender your Deluxe shares, special procedures may need to be followed, depending on the laws of the jurisdiction in which you tender your shares.

 Expiration Date; Extension;
  Termination (See Pages 40 and
  48)........................... The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on     , 2000, unless
                                 extended by Deluxe. You must validly tender
                                 and not properly withdraw your Deluxe shares
                                 prior to such time if you wish to participate
                                 in the offer. The exchange offer may also
                                 terminate or be terminable in some
                                 circumstances, including that at least
                                 Deluxe shares are not validly tendered for
                                 exchange and not properly withdrawn.

 Withdrawal Rights               You may withdraw tenders of Deluxe shares any
  (See Page 47)................. time before the expiration of the exchange offer by following the withdrawal procedures.
                                 If you change your mind again, you may re-
                                 tender your Deluxe shares by following the
                                 tender procedures again prior to the
                                 expiration or termination of the exchange
                                 offer.

 Conditions of the Exchange
  Offer (See Page 49)........... The exchange offer is subject to certain conditions, including the condition that at
                                 least       Deluxe shares are validly
                                 tendered and not properly withdrawn. Deluxe
                                 may in its discretion waive one or more of
                                 the conditions to the exchange offer.

 Proration (See Page 40)........ Assuming that the conditions of the exchange offer are satisfied or waived, if more than
                                       Deluxe shares are validly tendered and
                                 not properly withdrawn, Deluxe will accept
                                 Deluxe shares that are validly tendered and
                                 not properly withdrawn on a pro rata basis,
                                 except for tenders by holders of less than
                                 100 Deluxe shares who tender and do not
                                 properly withdraw all of their shares. If you
                                 hold of record as of      , 2000 less than
                                 100 Deluxe shares and you tender all of your
                                 Deluxe shares and do not properly withdraw
                                 these shares, all of your Deluxe shares

                                 will be accepted for exchange and none of your shares
                                 will be subject to proration. If proration is necessary,
                                 the preliminary proration factor will be announced by
                                 press release promptly after the expiration of the
                                 exchange offer. Announcement of any final proration
                                 factor should occur approximately five business days
                                 after the expiration date.

 No Fractional Shares (See
  Page 41)...................... No fractional eFunds shares will be distributed. The exchange agent, acting as the agent for the tendering
                                 shareholders, will aggregate any fractional shares and
                                 sell them for the accounts of the persons who would
                                 otherwise be entitled to receive fractional shares. Any
                                 proceeds realized by the exchange agent on the sale of
                                 fractional shares will be distributed in accordance with
                                 the shareholder's fractional interest, net of
                                 commissions.

 The Exchange Agent............. Wells Fargo Bank Minnesota, N.A. is serving as the exchange agent in connection with the exchange offer.

 The Information Agent.......... Morrow & Co., Inc. is serving as the information agent in connection with the exchange offer. Morrow's telephone
                                 number is 1-800-566-9061 (toll-free) for calls in the
                                 United States.

 The Dealer Manager............. Lehman Brothers Inc. is serving as the dealer manager for the exchange offer.

 Soliciting Dealers              Deluxe will pay soliciting dealers a solicitation fee of
  (See Page 51)................. $  per share, up to a maximum of 1,000 shares per tendering shareholder, for each Deluxe share tendered and
                                 accepted for exchange provided that specified conditions
                                 are met.

                                  The Spin-Off

   If more than    Deluxe shares but fewer than    Deluxe shares are validly
tendered and not properly withdrawn and the other conditions of the exchange offer are satisfied or waived, Deluxe will accept all shares validly tendered and not properly withdrawn. Deluxe will distribute any eFunds shares that it continues to own following the exchange offer to its remaining shareholders, as of a record date to be determined following the completion of the exchange offer, on a pro rata basis.

                 Comparative Per Share Market Price Information

   Deluxe shares are listed and traded on the New York Stock Exchange and
eFunds shares are listed and quoted on the Nasdaq National Market. On      ,
2000, the last trading day before the start of the exchange offer, the closing
sale price per Deluxe share on the NYSE was $    and the closing sale price per
eFunds share on the Nasdaq was $   .

                           COMPARATIVE PER SHARE DATA

   The following table presents historical per share data for Deluxe and eFunds and unaudited pro forma per share data for Deluxe giving effect to the transactions and events described below. The Deluxe pro forma net income per share information assumes that the transactions and events described below and in the notes to the unaudited pro forma condensed consolidated financial statements occurred on January 1, 1999. The Deluxe pro forma book value per share information assumes that these transactions and events occurred as of June 30, 2000. The table should be read in conjunction with Deluxe's and eFunds' consolidated financial statements and related notes, their "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Unaudited Pro Forma Condensed Consolidated Financial Statements of Deluxe" and related notes appearing elsewhere in this offering circular-prospectus. As of August 11, 2000 there were 72,331,268 Deluxe shares outstanding and 45,500,000 eFunds shares outstanding.

   Deluxe's unaudited pro forma per share data gives effect to the completion
of the exchange offer at an exchange ratio of     eFunds shares for each Deluxe
share validly tendered and not properly withdrawn and assumes, based on alternative levels of participation in the exchange offer, the exchange of a
minimum of    Deluxe shares and a maximum of    Deluxe shares for eFunds
shares. At the minimum assumed participation level, the eFunds shares not exchanged are assumed to be distributed on a pro rata basis to all remaining Deluxe shareholders through the spin-off following completion of the exchange offer. The number of Deluxe shares assumed to be exchanged for the purposes of the Deluxe pro forma data may not be indicative of the actual number of Deluxe shares that may be exchanged pursuant to the exchange offer.

   The pro forma information is provided to aid in your analysis of the financial aspects of the exchange offer and is presented to show you what Deluxe might have looked like if the transactions described in this offering circular-prospectus had occurred at the times outlined above. You should not rely on the Deluxe pro forma information as being indicative of the historical results that would have been achieved had the transactions described in this offering circular-prospectus occurred at the times outlined above. Furthermore, this information may not necessarily reflect the results of operations, financial position and cash flows of Deluxe in the future. Interim results are not necessarily indicative of results for a full year.

                          Twelve Months Ended or At      Six Months Ended or At
                              December 31, 1999              June 30, 2000
                         ---------------------------- ----------------------------
                                               Deluxe                       Deluxe
                           Deluxe     eFunds    Pro     Deluxe     eFunds    Pro
                         Historical Historical Forma  Historical Historical Forma
                         ---------- ---------- ------ ---------- ---------- ------
Net income (loss) per
 share:
  Basic.................   $2.65      $(0.21)  $ --     $1.44      $(0.08)  $ --
    Minimum.............     --          --               --          --
    Maximum.............     --          --               --          --
  Diluted...............    2.64       (0.21)    --      1.44       (0.08)    --
    Minimum.............     --          --               --          --
    Maximum.............     --          --               --          --
Book value per share
 (A):
  Basic.................    5.44        4.98     --      6.59        6.92     --
    Minimum.............     --          --               --          --
    Maximum.............     --          --               --          --
  Diluted...............    5.42        4.98     --      6.58        6.92     --
    Minimum.............     --          --               --          --
    Maximum.............     --          --               --          --
Cash dividends per
 share..................    1.48         --     1.48     0.74         --     0.74

--------
(A) Represents shareholders equity divided by the weighted average shares outstanding for basic book value per share and by the weighted average shares outstanding plus potential dilutive shares outstanding, for diluted book value per share.

           SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA OF DELUXE

   The following table presents summary historical and unaudited pro forma financial data for Deluxe as of the dates and for the periods indicated. The pro forma statement of income data assumes that the transactions and events described below and in the notes to the unaudited pro forma condensed consolidated financial statements occurred on January 1, 1999. The pro forma balance sheet data assumes that these transactions and events occurred as of June 30, 2000. The information is only a summary, and you should read it together with Deluxe's consolidated financial statements and related notes, the "Management's Discussion and Analysis of Financial Condition and Results of Operations of Deluxe" and the "Unaudited Pro Forma Condensed Consolidated Financial Statements of Deluxe" and related notes appearing elsewhere in this offering circular-prospectus.

   Deluxe's unaudited pro forma data gives effect to the completion of the
exchange offer at an exchange ratio of     eFunds shares for each Deluxe share
validly tendered and not properly withdrawn and assumes, based on alternative levels of participation in the exchange offer, the exchange of a minimum of
Deluxe shares and a maximum of    Deluxe shares for eFunds shares. At the
minimum assumed participation level, the eFunds shares not exchanged are assumed to be distributed on a pro rata basis to all remaining Deluxe shareholders through the spin-off following completion of the exchange offer. The number of Deluxe shares assumed to be exchanged for the purposes of the Deluxe pro forma data may not be indicative of the actual number of Deluxe shares that may be exchanged pursuant to the exchange offer.

   The pro forma information is provided to aid in your analysis of the financial aspects of the exchange offer and is presented to show you what Deluxe might have looked like if the transactions described in this offering circular-prospectus had occurred at the times outlined above. You should not rely on the Deluxe pro forma information as being indicative of the historical results that would have been achieved had the transactions described in this offering circular-prospectus occurred at the times outlined above. Furthermore, this information may not necessarily reflect the results of operations, financial position and cash flows of Deluxe in the future. Interim results are not necessarily indicative of results for a full year.

                                                                             Unaudited Six Months
                                    Year Ended December 31,                     Ended June 30,
                          ----------------------------------------------  -----------------------------
                                                              Pro Forma
                                                                 1999                         Pro Forma
                             1997        1998        1999     Unaudited     1999      2000      2000
                          ----------  ----------  ----------  ----------  --------  --------  ---------
                                           (in thousands, except per share data)
Statement of Income
 Data:
Net sales...............  $1,920,629  $1,933,659  $1,650,500  $1,356,999  $821,918  $811,182  $640,399
                          ----------  ----------  ----------  ----------  --------  --------  --------
 Cost of sales,
  excluding loss
  contract and asset
  impairment charges....     897,313     895,050     732,541     549,113   370,221   342,194   224,636
 Loss contract and asset
  impairment charges....       2,470      40,949       8,700         --        117     9,700       --
                          ----------  ----------  ----------  ----------  --------  --------  --------
 Total cost of sales....     899,783     935,999     741,241     549,113   370,338   351,894   224,636
                          ----------  ----------  ----------  ----------  --------  --------  --------
Gross margin............   1,020,846     997,660     909,259     807,886   451,580   459,288   415,763
                          ----------  ----------  ----------  ----------  --------  --------  --------
 Selling, general and
  administrative........     766,403     753,290     602,157     503,452   294,044   323,964   278,496
 Research and
  development...........       2,175       1,361       5,008       1,252     2,377     1,955     1,033
 Asset impairment
  charges...............      96,549         --          --          --        --        --        --
                          ----------  ----------  ----------  ----------  --------  --------  --------
 Total operating
  expenses..............     865,127     754,651     607,165     504,704   296,421   325,919   279,529
                          ----------  ----------  ----------  ----------  --------  --------  --------
Income from operations..     155,719     243,009     302,094     303,182   155,159   133,369   136,234
Other income (expense)..
 Gain on sale of
  subsidiary shares.....         --          --          --          --        --     30,113       --
 Legal proceedings......     (40,050)      4,157       2,094         --      2,094       --        --
 Other income
  (expense).............       8,303       4,022      28,973      33,582     2,027       540     1,014
 Interest income
  (expense).............      (8,822)     (8,273)     (8,506)     (7,621)   (3,458)   (7,248)   (6,717)
                          ----------  ----------  ----------  ----------  --------  --------  --------
Income before income
 taxes..................     115,150     242,915     324,655     329,143   155,822   156,774   130,531
Provision for income
 taxes..................      70,478      99,852     121,633     123,204    60,010    52,751    49,042
                          ----------  ----------  ----------  ----------  --------  --------  --------
Net income..............  $   44,672  $  143,063  $  203,022  $  205,939  $ 95,812  $104,023  $ 81,489
                          ==========  ==========  ==========  ==========  ========  ========  ========

                                                          Unaudited Six Months
                             Year Ended December 31,         Ended June 30,
                          ------------------------------ -----------------------
                                               Pro Forma
                                                 1999                  Pro Forma
                           1997   1998   1999  Unaudited  1999   2000    2000
                          ------ ------ ------ --------- ------ ------ ---------
                                  (in thousands, except per share data)
Net income per share-
 basic..................  $ 0.55 $ 1.77 $ 2.65   $ --    $ 1.22 $ 1.44   $ --
 Minimum................     --     --     --               --     --
 Maximum................     --     --     --               --     --
Net income per share-
 diluted................  $ 0.55 $ 1.77 $ 2.64     --    $ 1.21 $ 1.44     --
 Minimum................     --     --     --               --     --
 Maximum................     --     --     --               --     --
Cash dividends per
 share..................  $ 1.48 $ 1.48 $ 1.48     --    $ 0.74 $ 0.74     --
Shares used in
 computing:
 Basic net income per
  share.................  81,854 80,648 76,710     --    78,790 72,203     --
 Minimum................     --     --     --               --     --
 Maximum................     --     --     --               --     --
 Diluted net income per
  share.................  81,957 80,855 77,009     --    79,079 72,279     --
 Minimum................     --     --     --               --     --
 Maximum................     --     --     --               --     --

                                   December 31,               Unaudited June 30,
                          ------------------------------ -------------------------------
                                                                               Pro Forma
                             1997       1998      1999     1999       2000       2000
                          ---------- ---------- -------- --------  ----------  ---------
                                     (in thousands, except operating data)
Operating Data:
Number of employees at
 period end.............      18,937     15,296   11,691   14,801      10,998      8,302
Number of production and
 service facilities at
 period end.............          68         58       46       60          46         23
Balance Sheet Data:
Cash, cash equivalents
 and marketable
 securities (1).........  $  179,459 $  309,522 $166,178 $115,770  $  109,339  $  19,806
Working capital.........     131,058    177,385   14,083  (29,928)   (111,454)  (179,923)
Total assets............   1,148,364  1,171,519  992,643  990,604   1,030,833    641,839
Long-term debt,
 excluding current
 portion................     109,986    106,321  115,542  105,327      13,499     10,576
Total shareholders'
 equity.................     610,248    606,565  417,308  462,648     475,557    230,269

--------
(1) Excludes restricted cash which represents cash that eFunds has supplied to ATMs managed by a client and cash that it temporarily holds in custodial accounts on behalf of clients.

                  SUMMARY HISTORICAL FINANCIAL DATA OF eFUNDS

   The following table presents summary historical financial data for eFunds as of the dates and for the periods indicated. The information is only a summary, and you should read it together with eFunds' consolidated financial statements and related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations of eFunds" appearing elsewhere in this offering circular-prospectus. Interim results are not necessarily indicative of results for a full year.

                                                                 Unaudited
                                                             Six Months Ended
                                 Year Ended December 31          June 30,
                               ----------------------------  ------------------
                                 1997      1998      1999      1999      2000
                               --------  --------  --------  --------  --------
                                   (in thousands, except per share and
                                             operating data)
Statement of Operations Data:
Net sales....................  $229,065  $267,520  $302,340  $140,423  $201,225
                               --------  --------  --------  --------  --------
 Cost of sales, excluding
  loss contract and asset
  impairment charges.........   143,966   171,359   185,590    88,123   118,197
 Loss contract and asset
  impairment charges.........     2,470    40,949     8,700       117     9,700
                               --------  --------  --------  --------  --------
 Total cost of sales.........   146,436   212,308   194,290    88,240   127,897
                               --------  --------  --------  --------  --------
Gross margin.................    82,629    55,212   108,050    52,183    73,328
                               --------  --------  --------  --------  --------
 Selling, general and
  administrative.............    70,542    81,198   105,382    42,731    75,271
 Research and development....     1,398       625     3,756     2,054       922
 Asset impairment charges....     9,361       --        --        --        --
                               --------  --------  --------  --------  --------
 Total operating expenses....    81,301    81,823   109,138    44,785    76,193
                               --------  --------  --------  --------  --------
Income (loss) from
 operations..................     1,328   (26,611)   (1,088)    7,398    (2,865)
Other income (expense).......
 Legal proceedings...........   (40,050)    4,157     2,094     2,094       --
 Other income (expense)......      (918)   (3,495)   (4,609)   (1,286)     (474)
 Interest income (expense)...      (825)    2,789       963     1,078    (1,296)
                               --------  --------  --------  --------  --------
Income (loss) before income
 taxes.......................   (40,465)  (23,160)   (2,640)    9,284    (4,635)
Provision (benefit) for
 income taxes................    (6,397)   (8,569)    5,586     7,949    (1,285)
                               --------  --------  --------  --------  --------
Net income (loss)............  $(34,068) $(14,591) $ (8,226) $  1,335  $ (3,350)
                               ========  ========  ========  ========  ========
Net income (loss) per share--
 basic and diluted...........  $  (0.85) $  (0.36) $  (0.21) $   0.03  $  (0.08)
Shares used in computing
 basic and diluted net income
 (loss) per share............    40,000    40,000    40,000    40,000    40,030
Operating Data:
Account verification
 inquiries (millions)........      28.6      30.3      32.1      16.1      18.9
Transactions processed
 (millions)..................     3,313     3,944     5,019     2,343     2,803
ATMs driven at period end....     5,766     5,623     8,626     9,302     9,153
                                                                 Unaudited
                                      December 31,               June 30,
                               ----------------------------  ------------------
                                 1997      1998      1999      1999      2000
                               --------  --------  --------  --------  --------
                                              (in thousands)
Balance Sheet Data:
Cash and cash equivalents
 (1).........................  $ 23,843  $ 16,055  $ 35,849  $ 28,213  $ 93,289
Working capital..............    39,686     1,869    25,607    37,972    68,469
Total assets.................   187,810   186,335   289,929   264,925   394,304
Long-term debt, excluding
 current portion.............     4,571     4,029     3,597     3,419     2,923
Total stockholders' equity...    87,690    89,803   199,105   187,191   277,170

--------
(1) Excludes restricted cash which represents cash that eFunds has supplied to ATMs managed by a client and cash that it temporarily holds in custodial accounts on behalf of clients.

                                  RISK FACTORS

   In considering whether or not to tender Deluxe shares pursuant to the exchange offer, you should consider carefully all of the information set forth or incorporated in this offering circular-prospectus and, in particular, the risk factors discussed below. The following risks and uncertainties relate principally to:

  .  this exchange offer;

  .  Deluxe's business, excluding eFunds' business; and

  .  eFunds' business.

   The risks and uncertainties described below are not the only ones relating to the exchange offer or facing Deluxe and eFunds. You should carefully review the information set forth elsewhere in this offering circular-prospectus and in the other documents which are incorporated by reference into this document. Additional risks and uncertainties not presently known to Deluxe or eFunds or that Deluxe or eFunds currently believe to be immaterial may also materially adversely affect Deluxe or eFunds.

   This offering circular-prospectus contains forward-looking statements that involve risks and uncertainties. Deluxe's and eFunds' actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties described below and elsewhere in this offering circular-prospectus.

                      Risks related to the Exchange Offer

Deluxe cannot assure you that you will receive a premium for the Deluxe shares tendered in the exchange offer.

   The amount of any premium to be received by Deluxe shareholders participating in the exchange offer will depend on the relative prices for Deluxe shares and eFunds shares upon the completion of the exchange offer. Deluxe cannot predict what the amount of the actual premium will be at that time or whether in fact there will be a premium at the end of the exchange offer. Changes in the prices of eFunds shares or Deluxe shares over time may also affect your ability to realize the premium through sales in the market.

Attempts to sell eFunds shares received in the exchange offer may adversely affect the market price of the eFunds shares.

   If a significant number of Deluxe shareholders who receive eFunds shares in the exchange offer attempt to sell their eFunds shares on the open market after the exchange offer, the market price of eFunds shares could be adversely affected. We cannot assure you that market prices for the eFunds shares will not fluctuate significantly after the exchange offer. The exchange offer and any spin-off will substantially increase the number of publicly held eFunds shares and the number of eFunds shareholders. The eFunds shares to be issued to Deluxe shareholders in the exchange offer and any spin-off will generally be eligible for immediate resale in the open market.

Market prices for Deluxe shares may decline following the completion of the exchange offer.

   Investors purchasing Deluxe shares in order to participate in the exchange offer may have the effect of artificially raising market prices for Deluxe shares during the pendency of the exchange offer. Following the completion of the exchange offer, the market prices for the Deluxe shares may decline because exchange offer-related demand for Deluxe shares will cease. Market prices for Deluxe shares may also decline following the completion of the exchange offer and any spin-off because the Deluxe shares will no longer include an investment in the eFunds businesses. In addition, upon completion of the exchange offer, the number of publicly held Deluxe shares may be decreased substantially. We cannot assure you that this reduction in the number of outstanding Deluxe shares will not result in possible decreased liquidity or increased volatility nor that the market prices for Deluxe shares will not fluctuate significantly after the exchange offer.

The historical and pro forma financial information of Deluxe and eFunds may not necessarily reflect their results as separate companies.

   The historical financial information of eFunds has been carved out from Deluxe's consolidated financial statements and may not necessarily reflect what the results of operations, financial condition and cash flows of eFunds would have been had the companies been separate, stand-alone entities pursuing independent strategies during the periods presented. Similarly, the pro forma financial information presented for Deluxe in this offering circular-prospectus may not be indicative of the historical results Deluxe would have achieved had the transactions described in this offering circular-prospectus occurred at the dates and times suggested. Following the exchange offer, each of Deluxe and eFunds will generally be required to provide their own financial, administrative and other resources to operate as independent public companies. Further, although Deluxe and eFunds have entered into a number of agreements providing for services by one party to the other that will continue after completion of this exchange offer, as these agreements expire or terminate there can be no assurance that either party will subsequently be able to enter into agreements on similar or more advantageous terms. As a result, historical and pro forma financial information is not necessarily indicative of future results of operation, financial condition and cash flows of Deluxe or eFunds.

You will be affected by the exchange offer whether or not you tender your Deluxe shares.

   Your investment will be subject to different risks as a result of the exchange offer, regardless of whether you tender all, some or none of your Deluxe shares in the exchange offer.

  . If you exchange all of your Deluxe shares for eFunds shares in the exchange offer, you will only have an interest in the future financial performance of eFunds. You will no longer participate in any change in the value of Deluxe because you will no longer own any Deluxe shares.

  . If you exchange some, but not all of your Deluxe shares, you will have a direct interest in the financial performance of eFunds and may reduce your interest in the financial performance of Deluxe.

  . If you do not exchange any of your Deluxe shares, you will not receive eFunds shares and you will not have any direct interest in the eFunds businesses unless the spin-off is necessary. If you do not tender any of your Deluxe shares and the exchange offer is completed, your ownership interest in Deluxe will increase on a percentage basis as a result of the exchange offer.

   Whether you tender your Deluxe shares or not, the shares you hold after the exchange offer will be in a company which is very different from the company in which you held shares before the exchange offer.

The IRS may treat the exchange offer and any subsequent spin-off as taxable to Deluxe and its shareholders if representations made to the IRS are inaccurate or if undertakings made to the IRS or the requirements of the Internal Revenue Code are not fulfilled.

   Deluxe has received a private letter ruling from the IRS to the effect that, for United States federal income tax purposes, the exchange offer and any subsequent spin-off will generally be tax-free to Deluxe and its shareholders. The ruling is premised on a number of representations and undertakings made by Deluxe and eFunds to the IRS, including representations with respect to each company's intention not to engage in certain transactions in the future. The exchange offer and any subsequent spin-off may be held to be taxable to Deluxe and its shareholders who receive eFunds shares if the IRS determines that any of the representations made to the IRS are incorrect or untrue in any respect, or if any undertakings made are not complied with. If Deluxe completes the exchange offer and any subsequent spin-off, and, notwithstanding the private letter ruling, the exchange offer and any subsequent spin-off are held to be taxable, both Deluxe and its shareholders who receive eFunds shares could be subject to a material amount of taxes. eFunds will be liable to Deluxe for any such taxes incurred by Deluxe to the extent such taxes are attributable to specific actions or failures to act by eFunds, or to specific transactions involving eFunds following the exchange offer and any subsequent spin-off. In addition, eFunds will be liable to Deluxe for a portion of any taxes incurred by Deluxe if the exchange offer or some of the related transactions fail to qualify as tax-free as a result of retroactive change of law or other reason unrelated to the action or inaction of either eFunds or Deluxe. eFunds may not, however, have adequate funds to perform its indemnification obligations. Further, eFunds' indemnification obligations are only for the benefit of Deluxe, not individual shareholders. For a description of the agreement between eFunds and Deluxe relating to these tax-sharing arrangements, see "Agreements Between eFunds and Deluxe--Tax-Sharing Agreements." For a description of certain United States federal income tax consequences to Deluxe's shareholders of the exchange offer and any subsequent spin-off, see "Certain United States Federal Income Tax Consequences."

There are potential conflicts between Deluxe and eFunds.

   Conflicts may arise between Deluxe and eFunds as a result of on-going agreements between the companies. Deluxe and eFunds may not be able to resolve any potential conflicts, and even if they are able to, the resolution may be less favorable to one party or the other than if they were dealing with unaffiliated third parties. Matters that could give rise to conflicts include, among other things:

  . past and ongoing relationships between Deluxe and eFunds, including tax matters, employee benefits, indemnification, data sharing, and other matters arising from eFunds' separation from Deluxe;

  . the nature, quality and pricing of transitional services Deluxe has agreed to provide to eFunds; and

  . the quality and pricing of services eFunds has agreed to provide to Deluxe.

The shareholder rights plans of Deluxe or eFunds may be triggered if any person or group acquires more than 15% of their shares and does not report their holdings on Schedule 13G or if any person or group acquires more than 20% of their outstanding shares by reason of the exchange offer and any spin-off.

   Persons who acquire or hold securities in either Deluxe or eFunds in excess of the ownership thresholds prescribed by their shareholder rights plans will suffer immediate and substantial dilution of their interests.

   Both Deluxe and eFunds have shareholder rights plans that discourage the acquisition of 15% or more of their shares without the prior approval of the applicable company's board of directors. Deluxe and eFunds anticipate, subject to approval by the applicable board of directors, amending their rights plans in connection with the exchange offer to exempt acquisitions by any person who becomes a holder of more than 15%, but less than 20%, of their shares by reason of the exchange offer and spin-off if such person reports its holdings on
Schedule 13G under the Exchange Act. Deluxe anticipates additionally amending its rights plan to exempt any person who becomes a holder of more than 15% but less than 20% of the outstanding Deluxe shares by reason of the exchange offer and spin-off if such person reports its holding on Schedule 13D, but only if that person's Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of Deluxe or engage in any of the actions specified in Item 4 of Schedule 13D. Under the Exchange Act, persons who acquire more than 5% of the outstanding shares of Deluxe or eFunds are required to report that ownership on a Schedule 13D or a Schedule 13G, which they file with the SEC. Only persons who acquire Deluxe shares or eFunds shares in the ordinary course of their business and not with the purpose or the effect of changing or influencing the control of eFunds or Deluxe are eligible to report their ownership on Schedule 13G. In addition, Schedule 13G is only available if an acquiring person does not acquire 20% or more of the outstanding shares of a public company.

   Accordingly, any person who holds more than 6,825,000 eFunds shares and who does not report this ownership on Schedule 13G will trigger the eFunds shareholder rights plan, with the result that its interest in eFunds will be substantially diluted. The acquisition by any person of more than 9,110,000 eFunds shares, or 20% of the outstanding eFunds shares, will also trigger the eFunds shareholder rights plan. Acquisitions of more than 9,110,000 eFunds shares would also constitute a change in control of eFunds for the purposes of the agreements described in "Management of eFunds--Change in Control Agreements" and accelerate the vesting and exercisability of all of eFunds' outstanding options.

   Conversely, the completion of the exchange offer could result in a substantial reduction in the number of Deluxe shares outstanding. Significant shareholders in Deluxe who do not tender a portion of their Deluxe shares or whose Deluxe shares are not accepted for exchange could exceed the 15% and 20% thresholds that will be applicable under the Deluxe shareholder rights plan by reason of this reduction in the number of outstanding Deluxe shares.

Tendering shareholders may have to make antitrust regulatory filings.

   Subject to certain exceptions, persons who acquire more than $15 million of eFunds shares in the exchange offer and any spin-off may be required to make filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 unless all of the eFunds shares held by the acquiring person, whether acquired through the exchange offer and any spin-off or otherwise, constitute 10% or less of the total outstanding voting shares of eFunds and such shareholder acquires its eFunds shares solely for the purpose of investment or other exemptions apply. The need to make Hart-Scott filings would require the incurrence of additional expenses by the acquiring shareholder and may delay their acquisition of eFunds shares in the transactions.

                   Risks related to Deluxe, excluding eFunds

The paper check industry overall is a mature industry and if the industry declines faster than expected, Deluxe's business will be harmed.

   Excluding net sales related to eFunds' businesses and businesses sold in 1999, check and check-related products and services accounted for approximately 97% of Deluxe's 1999 net sales and virtually all of its 1999 profits. Check printing is expected to continue to be an essential part of Deluxe's business and the principal source of its operating income. According to Deluxe's estimates, growth in total checks written by individuals and small business, the primary purchasers of Deluxe's checks, was flat in 1999 and the total number of personal, business and government checks written in the United States has been in decline since 1997. Deluxe believes that the individual and small business segments of the check industry will eventually decline due to the increasing use of alternative payment methods. Deluxe believes the decline in personal, business and government checks is due to the increasing use of these alternative payment methods, increasing use of direct deposits for payroll and government transfer payments, and changing payment practices at large businesses and government agencies. The rate and extent to which alternative payment methods will achieve consumer acceptance and replace checks cannot be predicted with certainty. An unexpected increase in the popularity of any of these alternative payment methods could have a material adverse effect on the demand for checks and a material adverse effect on Deluxe's business, results of operation and prospects.

Deluxe faces intense competition in all areas of its business, and if it does not compete effectively, its business will be harmed.

   The check printing industry is intensely competitive. In addition to competition from alternative payment methods, Deluxe also faces considerable competition from other check printers in its traditional sales channel to financial institutions such as John H. Harland Company, Clarke American Checks, Inc. and Liberty Share Draft & Check Printers, Inc.; from direct sellers of checks, such as Clarke American Checks, Inc. and MDC Corporation Inc. in its direct-to-consumer check business; and from the sellers of business checks and forms, such as NEBS, Inc. and Ennis Business Forms, Inc., in its forms business. Additionally, Deluxe faces competition from check printing software vendors and, increasingly, from Internet-based sellers of checks to consumers and small businesses. In the check printing industry, the principal factors on which Deluxe competes are service, convenience, quality, product range and price. From time to time, some of Deluxe's check printing competitors have reduced the prices of their products in an attempt to gain greater volume. Price reductions by these competitors have resulted in reduced profit margins for Deluxe in the past. Deluxe has also experienced some loss of business due to its refusal to meet competitive prices that fell below Deluxe's per unit revenue and profitability targets. Similar pressures may result in margin reductions in the future, particularly since Deluxe does not believe that it can continue to achieve cost reductions of a magnitude similar to those that it has achieved in recent years. Deluxe cannot assure you that it will be able to compete effectively against current and future competitors. Continued competition could result in price reductions, reduced margins and loss of customers.

Consolidation among financial institutions may adversely affect Deluxe's ability to sell its products.

   Mergers, acquisitions and personnel changes at financial institutions may adversely affect Deluxe's business, financial condition and results of operations. In 1999, excluding net sales related to eFunds' businesses and businesses sold in 1999, financial institutions accounted for approximately 68% of Deluxe's net sales. Financial institutions have been undergoing large-scale consolidation, causing the number of financial institutions to decline. Margin pressure arises from the consolidation in the financial institutions industry is a result of merged entities seeking not only the most favorable prices formerly offered to the predecessor institutions but also additional discounts due to the greater volume represented by the combined company. Consolidation among financial institutions could also cause Deluxe to lose current and potential customers. In 1999, net sales through the financial institution channel declined by 10% and unit sales declined by 13%.

Representatives of Deluxe have made forecasts involving Deluxe's future results which reflect various assumptions that may turn out to be incorrect.

   From time to time, representatives of Deluxe have made predictions or forecasts regarding Deluxe's future results. The forecasts include statements that Deluxe's revenues and operating income for 2001, excluding eFunds, are anticipated to be comparable to or slightly lower than its revenues and operating income in 2000, that Deluxe's PlaidMoon.com website is not expected to generate significant revenues through 2001, that Deluxe's capital expenditures, excluding eFunds, are estimated to remain relatively flat between 2000 and 2001 and that, if the exchange offer is completed, the reduced number of Deluxe shares outstanding may result in higher earnings per share than would have been the case without the effect of the exchange offer. Any forecast regarding Deluxe's future performance reflects a variety of different assumptions. These assumptions are subject to significant uncertainties, and, as a matter of course, many of them will prove to be incorrect. Further, the achievement of any forecast depends on numerous factors, many of which are beyond Deluxe's control. As a result, Deluxe cannot assure you that its performance will be consistent with prior management forecasts or that the variation from such forecasts will not be material and adverse. You are cautioned not to base your analysis of Deluxe's business and prospects upon isolated predictions, but are instead encouraged to use the entire mix of historical and forward-looking material made available by Deluxe, including the risk factors set forth in this offering circular-prospectus.

Deluxe's investments in Internet commerce may not be successful.

   Deluxe is developing and evaluating plans and pursuing initiatives intended to achieve future growth through an expansion into Internet commerce. These plans and initiatives will involve increased investment in the development of Internet commerce capabilities for new ventures and infrastructure. There is no assurance that the amount of this investment will not exceed Deluxe's expectations and result in materially increased levels of expenses. Also, because these Internet commerce initiatives involve new technologies and business methods, are dependent on product and service innovations and serve new or developing markets, there is no assurance that they will achieve targeted revenue or profit levels or result in positive returns on Deluxe's investment. Internet commerce is rapidly evolving and Deluxe's products and services may not achieve widespread acceptance or be competitive with the current or future offerings of existing or emerging competitors. Internet commerce is also a recent phenomenon and may not continue to expand or could decline as a medium of commerce.

Most of the products currently offered on Deluxe's PlaidMoon.com website are obtained from a single source of supply.

   Most of the products currently offered on the PlaidMoon.com website are supplied by Taylor Corporation. Nearly all of these products are subject to a noncompetition agreement between Deluxe and Taylor Corporation. Deluxe and Taylor entered into this noncompetition agreement as part of the sale of two businesses by Deluxe to Taylor in 1998. Under the terms of this noncompetition agreement, Deluxe has agreed that, through December 2003, it will not sell printed design papers and social expression products, such as greeting and note cards, gift wrap, small gifts and other seasonal items in the United States. If Deluxe wishes to sell these products on the PlaidMoon.com site, it must obtain them from Taylor at a price set by Taylor. To date, Taylor has not agreed to supply Deluxe with all of the products Deluxe might wish to offer on its PlaidMoon.com website that could be subject to Deluxe's agreement not to compete with Taylor. In some cases, Deluxe has agreed that Taylor would act as the sole supplier of items that are not subject to the non-competition agreement. Deluxe may enter into additional sole supplier agreements with Taylor or other parties for products that may be sold over the PlaidMoon.com website. In addition, Taylor is not prohibited from selling the products for which it acts as Deluxe's sole supplier in a manner that is directly competitive with Deluxe's PlaidMoon.com website. There can be no assurance that Deluxe will be able to sign agreements with Taylor to provide additional products or that the terms of such agreements will not be disadvantageous to Deluxe.

Deluxe may experience software defects that could harm its business and reputation.

   Deluxe uses sophisticated software and computing systems to process check orders for its customers. Deluxe may experience difficulties in installing or integrating its technologies on platforms used by its customers or in new environments, such as the Internet. Errors or delays in the processing of check orders or other difficulties could result in:

  .  loss of customers;

  .  additional development costs;

  .  diversion of technical and other resources;

  .  negative publicity; or

  .  exposure to liability claims.

   In addition, Deluxe's PlaidMoon.com website uses a software application from a vendor that has only a limited operating history. The software application must be able to accommodate a large number of transactions, consumers and product offerings in order for Deluxe's PlaidMoon.com website to operate successfully. If Deluxe experiences difficulty with this software application during periods of high traffic or usage, the prospects of Deluxe's PlaidMoon.com initiative could be materially adversely affected.

Deluxe is experiencing significant turnover in its key management.

   Deluxe's chairman and chief executive officer, John A. Blanchard III, became the chief executive officer of eFunds on March 1, 2000 and will cease acting as chairman and chief executive officer of Deluxe upon completion of the exchange offer and any spin-off. Upon completion of the exchange offer and any spin-off, Lawrence J. Mosner, Deluxe's vice chairman who has had overall responsibility for the day-to-day operations of Deluxe since July 1997, will become chairman and chief executive officer of Deluxe. In addition, Deluxe's chief financial officer and general counsel have indicated that they will depart from Deluxe by the end of 2000 and Deluxe is currently conducting a search for replacements for its chief financial officer and general counsel. In connection with the planned separation of eFunds from Deluxe, two of Deluxe's outside directors did not stand for reelection in August 2000. These directors are currently serving on eFunds' board of directors. Deluxe is also currently conducting a search for a chief executive for its PlaidMoon.com business. Deluxe's future success will depend on its ability to attract qualified persons to fill its chief financial officer and general counsel positions and other key management roles. If Deluxe is delayed in finding these individuals, is unable to retain other key officers or is unable or delayed in finding additional qualified individuals to serve as outside directors, its results of operations, financial condition and prospects could be materially affected.

Deluxe faces uncertainties with respect to future acquisitions.

   Deluxe has acquired complementary businesses in the past as part of its business strategy and intends to continue to pursue acquisitions of complementary businesses in the future. Deluxe cannot predict whether suitable acquisition candidates can be acquired on acceptable terms or whether future acquisitions, even if completed, will be successful. Future acquisitions by Deluxe could result in the potentially dilutive issuance of equity securities, the incurrence of contingent liabilities, the incurrence of debt or the incurrence of amortization expenses relating to goodwill and other intangible assets which could materially adversely affect Deluxe's business, results of operations and financial condition. Moreover, the success of any acquisition will depend upon Deluxe's ability to integrate effectively the acquired businesses into Deluxe. The process of integrating acquired businesses may involve numerous risks, including, among others:

  .  difficulties in assimilating operations and products;

  .  diversion of management's attention from other business concerns;

  . risks of operating businesses in which Deluxe has limited or no direct prior experience;

  .  potential loss of key employees of acquired businesses or of Deluxe;

  .  potential exposure to unknown liabilities; and

  . possible loss of customers of Deluxe or the acquired businesses as the result of any acquisition.

   Deluxe cannot predict whether any acquired products, technologies or businesses will contribute to its revenues or earnings to any material extent. In addition, under Section 355(e) of the Internal Revenue Code, the exchange offer and any subsequent spin-off would be treated as a taxable transaction to Deluxe if 50% or more of the Deluxe shares are acquired as part of a plan or series of related transactions that include the exchange offer and any subsequent spin-off. For this purpose, any acquisitions of Deluxe shares within two years before or after this exchange offer and any subsequent spin-off are presumed to be part of such a plan, although Deluxe may be able to rebut that presumption. As a result of such possible adverse tax consequences, following the exchange offer and any subsequent spin-off, Deluxe may be restricted in its ability to effect certain acquisitions, issuances of Deluxe shares or other transactions that would result in a change of control of Deluxe.

Deluxe faces restrictions on its ability to acquire or issue Deluxe shares.

   Deluxe may be limited in the amount of Deluxe shares that it can acquire or issue because the acquisition or issuance of Deluxe shares may cause the exchange offer and any subsequent spin-off to be taxable to Deluxe under
Section 355(e) of the Internal Revenue Code. As a result of such possible adverse tax consequences, following the exchange offer and any subsequent spin-off, Deluxe may be restricted in its ability to effect certain acquisitions, issuance of Deluxe shares or other transactions that would result in a change of control of Deluxe.

Deluxe depends on a limited source of supply for its printing plate material and the unavailability of this material could have an adverse effect on its results of operations.

   Deluxe uses a printing plate material in its check printing business that is available from only a limited number of sources. If Deluxe's current supplier becomes unable or unwilling to supply the printing plate material at an acceptable price and Deluxe is unable to locate a suitable alternative source with a reasonable time frame, Deluxe would be forced to convert its facilities to an alternative printing process. Any such conversion would require the unanticipated investment of significant sums and could result in product delays and loss of business to the extent that Deluxe's inventory of printing plate material proved to be inadequate.

Increased production and delivery costs could materially adversely affect Deluxe's operating results.

   Deluxe's contracts with financial institution customers typically have a term of several years or more and do not allow Deluxe to pass through increased production costs to the financial institutions. Increases in production costs such as labor and paper could adversely affect the profitability of Deluxe's businesses. In addition, events such as the strike by United Parcel Service in 1997, may also adversely impact Deluxe's margins by imposing higher delivery costs. Competitive pressures in the check industry may have the effect of inhibiting Deluxe's ability to reflect these increased costs in the prices of its products.

Deluxe may be unable to protect its intellectual property.

   Despite efforts by Deluxe to protect its intellectual property, third parties may infringe or misappropriate Deluxe's intellectual property or otherwise independently develop substantially equivalent products and services. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm Deluxe's business and ability to compete. Deluxe relies on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect its trademarks, software and know-how. Deluxe has also applied for patent protection on some of the systems and methods of its PlaidMoon.com website. Deluxe may be required to spend significant resources to protect its trade secrets and monitor and police its intellectual property rights.

   Third parties may assert infringement claims against Deluxe in the future. In particular, there has been a substantial increase in the issuance of patents for Internet-related systems and business methods, which may have broad implications for participants in Internet commerce. Claims for infringement of these patents are increasingly becoming a subject of litigation. If Deluxe becomes subject to an infringement claim, it may be required to modify its products, services and technologies or obtain a license to permit its continued use of those rights. Deluxe may not be able to do either of these things in a timely manner or upon reasonable terms and conditions. Failure to do so could seriously harm Deluxe's business, operating results and prospects as a result of lost business, increased expenses or being barred from offering its products or implementing its systems or business methods. In addition, future litigation relating to infringement claims could result in substantial costs to Deluxe and a diversion of management resources. Adverse determinations in any litigation or proceeding could also subject Deluxe to significant liabilities and could prevent Deluxe from using some of its products, services or technologies.

Deluxe's results of operations could be adversely affected if it is required to make indemnification payments to eFunds.

   Deluxe has agreed to indemnify eFunds for future losses arising from any litigation based on the conduct of eFunds' government services business prior to eFunds' IPO on June 30, 2000 and future losses incurred in eFunds' government services business on identified loss contracts in excess of eFunds' $29.2 million loss contract reserves as of April 30, 2000. This indemnification obligation does not apply to losses contemplated by the existing reserve and is subject to a $14.6 million limit, so that it would not apply to any future losses on eFunds' existing unprofitable contracts in excess of $43.8 million. Deluxe does not have any control over the occurrence of events which could require it to indemnify eFunds. If Deluxe is required to indemnify eFunds, the amount and timing of such indemnification expense may be unexpected. Further, the amount of such indemnification will directly affect Deluxe's results of operations and could adversely affect the market price of Deluxe's shares.

Deluxe is dependent upon eFunds for much of its information technology needs.

   Deluxe has agreed with eFunds to minimum spending targets of $43 million per year through March 31, 2005 for the provision of software development, maintenance and support services from eFunds' professional services business. In the event that eFunds is not able to provide adequate information technology services to Deluxe, Deluxe's business would be adversely affected. Although Deluxe believes that information technology services are available from numerous sources, a failure to perform by eFunds could cause a disruption in Deluxe's business while it obtains an alternative source of supply.

Legislation relating to consumer privacy protection could harm Deluxe's business.

   In July 2001, Deluxe will be subject to regulations implementing the privacy requirements of a new federal financial modernization law known as the Gramm-Leach-Bliley Act. Under the regulations, Deluxe must develop and implement policies to protect the security and confidentiality of consumers' nonpublic personal information relating to check printing orders and to disclose those policies to its consumers before a customer relationship is established and annually thereafter. The regulations may limit Deluxe's ability to use its direct checks data in its other businesses. The new regulations may have the effect of increasing Deluxe's expenses and foreclosing future business initiatives.

   The Act does not prohibit state legislation or regulations that are more restrictive on Deluxe's use of data. More restrictive legislation or regulations have been introduced in the past and could be introduced in the future in Congress and the states. For example, legislation has been proposed in the past which would require consumers to opt-in to any plan that would allow their nonpublic personal information to be disclosed. Deluxe is unable to predict whether more restrictive legislation or regulations will be adopted in the future. Any future legislation or regulations could have a negative impact on the Deluxe business, results of operations and prospects.

   Laws and regulations may be adopted in the future with respect to the Internet or e-commerce covering issues such as user privacy. New laws or regulations may impede the growth of the Internet. This could decrease traffic to Deluxe's websites and decrease the demand for Deluxe's products. Moreover, the applicability to the Internet of existing laws governing property ownership, taxation, libel and personal privacy is uncertain and may remain uncertain for a considerable length of time.

Deluxe's direct-to-consumer businesses may be subject to sales and other taxes which could have adverse effects on the businesses.

   In accordance with current federal, state and local tax laws, and the constitutional limitations thereon, Deluxe currently collects sales, use or other similar taxes in state and local jurisdictions where Deluxe's direct checks business and PlaidMoon.com business have a physical presence. One or more state or local jurisdictions may seek to impose sales tax collection obligations on Deluxe and other out of state companies which engage in remote or online commerce. Further, federal tax law and the interpretation of the constitutional limitations thereon, are subject to change. In addition, any new operations of these Deluxe businesses in states where they do not presently have physical presence could subject shipments of goods by these Deluxe businesses into such states to sales taxes under current or future laws. If one or more state or local jurisdictions successfully assert that Deluxe must collect sales or other taxes beyond its current practices, it could have a material adverse affect on Deluxe's business.

Deluxe may be subject to environmental risks.

   Deluxe's check printing plants are subject to many existing and proposed federal and state regulations designed to protect the environment. In some instances, Deluxe has owned and operated its check printing plants before the environmental regulations came into existence. Deluxe has sold former check printing plants to third parties and in most instances has agreed to indemnify the current owner of the facility for on-site environmental liabilities. Although Deluxe is not aware of any fact or circumstance which would require the expenditure of material amounts for environmental compliance in the future, if environmental liabilities are discovered at its check printing plants, it could be required to spend material amounts for environmental compliance in the future.

Provisions in Deluxe's charter documents and Minnesota law may delay or prevent a change in control of Deluxe.

   Provisions of Deluxe's articles of incorporation and bylaws and Minnesota law may delay or prevent a change in control of Deluxe that you may consider favorable. These provisions include the following:

  .  no cumulative voting by shareholders for directors;

  . the ability of Deluxe's board to set the size of the board of directors, to create new directorships and to fill vacancies;

  . the ability of Deluxe's board to issue preferred stock, without shareholder approval, with rights and preferences that may be superior to Deluxe shares;

  .  the ability of Deluxe's board to amend the bylaws;

  . advance notice requirements for shareholder proposals and for nominating candidates to Deluxe's board; and

  . restrictions under Minnesota law on mergers and other business combinations between Deluxe and any holder of 10% or more of Deluxe's outstanding common stock.

   In addition, Deluxe has adopted a shareholder rights plan which, subject to certain exceptions, discourages the unauthorized acquisition of 15% or more of its common stock or an unauthorized exchange or tender offer. Deluxe anticipates, subject to approval by its board of directors, amending this plan in connection with the exchange offer to exempt any person who becomes a holder of more than 15%, but less than 20%, of the outstanding Deluxe shares by reason of the exchange offer and the spin-off and who is either entitled to report, and reports its ownership on Schedule 13G under the Exchange Act or reports its holdings on Schedule 13D, but only if that person's Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of Deluxe or engage in any of the actions specified in Item 4 of
Schedule 13D.

                            Risks related to eFunds

eFunds had net losses over the past several years, and it may not achieve or sustain profitability.

   eFunds had net losses of $3.4 million for the six months ended June 30, 2000, $8.2 million in 1999, $14.6 million in 1998 and $34.1 million in 1997, and it may not achieve or maintain profitability. eFunds' ability to achieve profitability will depend on growth in electronic debit payments, its ability to attract new clients, the market acceptance of its new products and services and its ability to control further losses on government services contracts. In addition, the professional services business, which eFunds began to offer in September 1997, contributed operating losses of $2.3 million for the six months ended June 30, 2000, $10.7 million in 1999, $3.4 million in 1998 and $1.6 million in 1997. As a consequence, the prospects for eFunds' business must be considered in light of the risks and uncertainties encountered by businesses in the early stage of development in new and rapidly evolving markets.

eFunds' government services business has not been profitable and Deluxe's indemnification may not be adequate.

   eFunds' government services business contributed operating losses of $5.8 million for the six months ended June 30, 2000, $6.6 million in 1999, $47.7 million in 1998 and $12.3 million in 1997. These amounts include losses eFunds recognized in 2000, 1999 and 1998 that represent probable future losses from unprofitable long-term service contracts and the write-off of assets associated with this business. The losses on the long-term service contracts result from the revenues from the contracts being lower than expected and the expenses to service the contracts being higher than anticipated. The assets associated with the government services business were written-off because this business has a negative overall cash flow and its assets have no resale value. eFunds intends to exit the government services business after completing its obligations under its long-term contracts in 2006.

   eFunds recorded additional loss contract charges of $9.7 million in the second quarter of 2000 primarily due to the execution of a definitive long-term agreement with Citibank relating to a coalition of states for whom eFunds has been providing electronic benefit transfer services. Citibank is the prime contractor for this coalition and eFunds had been serving as a subcontractor to Citibank without a binding contract for approximately three years. Although eFunds believes that it did not have a legal obligation to provide services to this coalition, the states included in this coalition did not have alternate means of delivering benefits under their entitlement programs. As a result, eFunds believes it could not terminate the provision of services during its contract negotiations with Citibank because any unilateral decision to do so would have subjected eFunds to a substantial risk of litigation by the coalition states as well as potential claims by Citibank. The execution of the contract allowed eFunds to avoid the possibility that its future losses associated with the provision of these services would be larger than the charge eFunds recorded if Citibank ultimately prevailed on all of the points pursued by it during negotiations. The $12.2 million charge associated with this contract was partially offset by productivity improvements and infrastructure cost savings that reduced prior accruals by $2.5 million, resulting in net charges of $9.7 million.

   Deluxe has agreed to indemnify eFunds for future losses arising from any litigation based on the conduct of its government services business prior to eFunds' IPO on June 30, 2000 and future losses on identified loss contracts in excess of eFunds' $29.2 million loss contract reserves as of April 30, 2000, which amount includes net charges of $9.7 million recorded by eFunds in the second quarter of 2000. This indemnification obligation does not apply to losses contemplated by the existing reserve and is subject to a $14.6 million limit so that it would not apply to any future losses on eFunds' existing unprofitable contracts in excess of $43.8 million. In addition, Deluxe's indemnification does not apply to any contract that was not in a loss position as of April 30, 2000 and so if any of these profitable contracts were to become unprofitable, no indemnification would be available. eFunds' loss contract reserves are based on estimates of future performance of identified contracts, and the estimated results may not be realized. As a result, eFunds may incur losses beyond its current reserves and Deluxe's indemnification. For example, a continuing strong economy could further reduce the number of welfare recipients below eFunds' current expectations, increasing eFunds' projected future losses. These excess losses would be recognized in future periods and decrease eFunds' earnings for those future periods. In addition, eFunds may be unable to effectively manage its exit from the government services business if eFunds is unable to retain key employees and reduce its costs as currently projected, which could result in further losses.

eFunds has only a limited history with its current business plan.

   eFunds' business model is still new and developing. In April 1999, eFunds began the process of combining five of Deluxe's former operating units into an integrated electronic debit payment business. The businesses eFunds combined were Deluxe Electronic Payment Systems, Inc., DebitBureau, ChexSystems, Inc.,

Deluxe Payment Protection Systems, Inc. and an electronic check conversion company that was acquired in February 1999. Deluxe Electronic Payment Systems, Inc. and the electronic check conversion company primarily process debit transactions. The other companies maintain databases that help financial institutions and retailers to determine whether to open a new checking or savings account for or accept a check from a consumer. eFunds combined these businesses in order to couple its risk management products with its transaction processing capabilities in an effort to create more products and services than the businesses would have created as independent operating units. In January 2000, eFunds decided to combine its professional services business with its electronic payments business because the addition of the information technology expertise of this business would enhance eFunds' ability to develop, customize, install and maintain its products. eFunds may not be able to realize the anticipated strategic and other benefits of these combinations in a timely manner, or at all. eFunds management has been and will continue to be required to devote substantial attention to the process of integrating its operations, technologies and personnel and consolidating its infrastructure. The diversion of management's attention and any difficulties encountered during the transition could have an adverse impact on eFunds on-going business activities and limit its growth.

If eFunds fails to develop and introduce new and enhanced products and services, it will not be able to compete effectively and its ability to generate revenues will suffer.

   eFunds' success will depend in part on its ability to continue to develop and introduce new and enhanced electronic debit payment products and services that keep pace with competitive introductions, technological changes and changing customer preferences. If eFunds fails to anticipate or respond adequately to new developments, it may lose opportunities for business with both current and potential customers.

Legislation relating to consumer privacy protection could harm the ability of eFunds to collect and use data, increase its operating costs or otherwise harm its business.

   Existing and new laws and regulations relating to consumer privacy protection could harm eFunds ability to collect and use consumer data, increase its operating costs or otherwise harm its business. eFunds collects personal data about consumers for use in its decision support and risk management products. The information eFunds collects includes names and addresses, social security numbers, drivers license numbers, checking and savings account numbers and payment history records such as account closures and returned checks. Due to the increasing public concern over consumer privacy rights, Congress and state legislatures have adopted and are considering adopting laws and regulations restricting the purchase, sale and sharing of personal information about consumers.

   The Gramm-Leach-Bliley Act imposes significant new consumer information privacy requirements on any entity engaged in the business of providing financial services, including entities that provide services to financial institutions. Federal agencies, such as the Comptroller of the Currency and the Federal Trade Commission, have issued regulations to implement these requirements. The Act requires covered companies to develop and implement policies to protect the security and confidentiality of consumers' nonpublic personal information and to disclose those policies to consumers before a customer relationship is established and annually thereafter. In addition, the Act requires covered companies to give an opt-out notice to consumers before sharing their consumer information with third parties. The opt-out notice requirement in the Act is subject to several exceptions for credit reporting and fraud prevention purposes. Although eFunds believes these exceptions apply to its business, government agencies could interpret their regulations in a manner that could expand the scope of the Act in ways which could adversely affect eFunds' business. In addition, even if the regulations do not affect eFunds directly, uncertainty over the scope of the regulations could make financial institutions unwilling to share consumer-related information with eFunds.

   The Act does not prohibit state legislation or regulations that are more restrictive on the collection and use of data by eFunds. More restrictive legislation or regulations have been introduced in the past and could be introduced in the future in Congress and the states. For example, some states have restricted the sale of motor vehicle records, including driver license lists, and some states refuse to disclose this information at all. In addition, legislation has been introduced in the U.S. Senate to restrict the collection and disclosure of social security numbers. eFunds is unable to predict whether more restrictive legislation or regulations will be adopted in the future. Any future legislation or regulations could have a negative impact on eFunds' business, results of operations and prospects.

eFunds faces intense competition in all areas of its business, and if eFunds does not compete effectively, its business will be harmed.

   eFunds faces intense competition from a number of companies. Further, eFunds expects that competition will intensify as the e-commerce and Internet markets continue to develop and expand. Many of eFunds' competitors have significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than eFunds.

   In the electronic payment management market, eFunds' principal competitors include:

  . third party network and credit card processors, including First Data, Equifax, Total System Services, Electronic Data Systems, Concord EFS and Alliance Data Systems;

  . financial institutions that have developed internal processing capabilities or services similar to eFunds, including Bank of America, Marshall and Illsley and Fifth Third National Bank;

  . electronic data interchange and cash management providers, including Fiserv, CheckFree, M&I Data, EDS and Fundtech;

  . electronic bill payment providers, including CheckFree, EDS, MasterCard, Spectrum and Visa;

  . electronic funds transfer software providers, including Transaction Systems Architects, SLMsoft, Oasis, Mosaic and PaySys; and

  . national information database companies and other content providers, including Equifax, Experian and Trans Union.

   In the market for electronic transaction processing, the principal factors on which eFunds competes are price and service levels. The future growth of its revenues in this market is dependent upon securing an increasing volume of transactions. If eFunds cannot control its transaction processing expenses, eFunds may not remain price competitive and its revenues will be adversely affected. Competition for eFunds' decision support and risk management products is based primarily on the quantity and quality of the data available to it for this purpose and, to a somewhat lesser degree, price. eFunds' competitive position in these markets could be harmed if its competitors were able to compile different data sources and analytical capabilities that proved to be more effective than eFunds' products.

   In the fragmented information technology professional services market, eFunds competes with numerous firms. eFunds believes that its principal competition to date has been the internal information technology departments of current and potential clients. In addition, eFunds competes with systems consulting and integration firms, application software firms, Internet professional service companies, services divisions of computer hardware and software vendors, facilities management and outsourcing companies, "Big 5" accounting firms and strategic consulting firms. Competition in this area is primarily based on the continued availability of qualified technical personnel in an extremely competitive U.S. labor market. eFunds' professional services business will suffer if it is unable to attract and retain personnel with the advanced technology skills eFunds requires.

   In addition to current competitors, eFunds expects substantial competition from established and new companies as the e-commerce and Internet markets continue to develop and expand. eFunds cannot assure you that it will be able to compete effectively against current and future competitors. Increased competition could result in price reductions, reduced gross margins or loss of market share.

eFunds is dependent on Deluxe for both business support and a significant portion of its revenue.

   Following the completion of the exchange offer, Deluxe will continue to provide eFunds with some services, such as tax, accounting and treasury services, for transitional periods. If Deluxe fails to perform these services adequately or effectively, eFunds' business could be adversely affected. In addition, eFunds will continue to derive a substantial portion of its revenues from Deluxe in future periods. During the first six months of 2000, Deluxe represented 15.1% of eFunds' total net sales and 80.9% of the net sales of eFunds' professional services segment. In 1999, net sales to Deluxe represented 3% of eFunds' total net sales and 43% of the net sales of its professional services segment. Deluxe has established minimum spending targets of $43 million per year through March 31, 2005 for software development, maintenance and support services from eFunds' professional services business. If Deluxe fails to reach this spending target, Deluxe will be obligated to make payments for a portion of eFunds' fees based on eFunds' estimate of lost profits. eFunds also will provide Deluxe with business process management services, including accounts receivable, accounts payable and other general accounting services and data entry services. Deluxe's annual minimum spending target for these business process management services will range from $8.1 million in 2000 to $4.2 million in 2004. The loss of Deluxe as a customer or a material reduction in the amount of services it orders from eFunds would materially adversely affect the future results of operations and financial condition of eFunds.

eFunds' revolving credit facility will expire upon the completion of the exchange offer and if eFunds is not able to obtain a new credit facility on acceptable terms, its liquidity would be adversely affected.

   Deluxe currently provides eFunds' with an unsecured revolving credit facility in the amount of $75 million. This facility will expire upon the earlier to occur of completion of the exchange offer or December 31, 2000. As of June 30, 2000 the outstanding balance on this facility was $3.8 million at an interest rate of 6.87%. eFunds intends to replace this facility with a new credit facility with one or more financial institutions. If eFunds is not able to find a replacement credit facility on a timely basis or on terms acceptable to it, its future liquidity and prospects could be materially adversely affected.

eFunds' future profitability is dependent upon the continued growth in the market for electronic debit payment services.

   If the electronic debit payment services market does not grow or grows more slowly than expected, eFunds' business will suffer. Several factors could inhibit the acceptance and growth of electronic debit payment services, including:

  . these types of payments are relatively new alternatives to the more familiar cash, check and credit card payment options. Consumers and businesses may be unwilling to change their established payment preferences and adopt these new forms of payment as quickly as eFunds expects; and

  . consumers may be concerned that these newer payment options are not as safe or reliable as more traditional payment methods. Consumers may also believe that these payment technologies offer a lower level of privacy.

The success of eFunds' strategy to expand its Internet delivery channels depends on product development efforts and increased adoption by businesses and consumers of the Internet as a means for commerce.

   eFunds believes that the Internet will become an increasingly important means by which consumers and businesses buy and sell products and services. Accordingly, developing the means to process debit-based Internet transactions is an important factor in eFunds' ability to increase sales of its electronic payment services. In order to be successful with this initiative, eFunds must develop efficient ways for participants in Internet-based transactions to send and receive debit payments with a minimum level of risk or inconvenience. eFunds' products for Internet applications are currently in development and eFunds cannot assure you that it can complete the development of these products or that its Internet applications will be accepted in the market. In addition, the success of eFunds' Internet strategy depends on the continued growth and use of the Internet as a means of commerce. If commerce over the Internet does not become more accepted and widespread or declines, eFunds' business and results of operations could suffer.

   Factors that may affect Internet commerce adoption include:

  .  inadequate network infrastructure;

  .  security, privacy and authentication concerns;

  . changes in, or insufficient availability of, telecommunication services to support the Internet; and

  .  increased government regulations or taxation.

eFunds may be required to expend significant sums to protect its trademarks.

   In May 1999, eFunds filed a trademark infringement lawsuit seeking to prevent Citizens Advisers, Inc. from using the "E FUND" mark and efund.com Internet domain. Citizen's has recently amended its answer to eFunds' complaint to assert claims against eFunds based on eFunds' use of the trademark "eFunds." This action and any future litigation could be costly and time consuming. If eFunds is unsuccessful in preventing Citizens from using its name or defeating Citizen's counterclaims, its business could be harmed because customers and potential customers are confused about the origin of goods and services offered by Citizens and eFunds and wrongfully attribute any dissatisfaction with Citizens' services to eFunds. Further, if eFunds is not successful in this lawsuit, eFunds may not be able to obtain a registered federal trademark for the eFunds mark, which could restrict its ability to protect its name and reputation from infringement by others, or eFunds could be required to cease using the eFunds trademark and name and to change its corporate name. Loss of the use of the eFunds trademark and name could adversely affect brand awareness in the marketplace, result in the loss of goodwill and adversely affect eFunds' business and prospects. Any such name change would involve the incurrence of significant levels of expense and the loss of the investment made in establishing the eFunds name.

If the security of eFunds' databases is compromised, eFunds' reputation could suffer and customers may not be willing to use its products and services.

   If the security of eFunds' databases is compromised, its business could be materially adversely affected. In its electronic payments business, eFunds collects personal consumer data, such as names and addresses, social security numbers, drivers license numbers, checking and savings account numbers and payment history records. Unauthorized access to eFunds' databases could result in the theft or publication of personal confidential information and the deletion or modification of personal records or otherwise cause interruptions in eFunds' operations. These concerns about security are increased when eFunds transmits or receives information over the Internet. A security or privacy breach may:

  .  deter customers from using eFunds' products and services;

  .  harm eFunds' reputation;

  .  expose eFunds to liability;

  . increase eFunds' operating expenses to remediate problems caused by the breach in security; and

  . decrease market acceptance of electronic commerce transactions in general.

If eFunds experiences system failures, the products and services eFunds provides to its customers could be delayed or interrupted, which would harm its business and reputation and result in the loss of customers.

   eFunds' ability to provide reliable service largely depends on the efficient and uninterrupted operations of its computer network systems and data centers. Any significant interruptions could severely harm eFunds' business and reputation and result in a loss of customers. eFunds' systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Although eFunds has taken steps to prevent a system failure, it cannot be certain that its measures will be successful and that it will not experience system failures. Further, eFunds' property and business interruption insurance may not be adequate to compensate eFunds for all losses or failures that may occur.

eFunds may experience software defects, development delays and installation difficulties, which would harm its business and reputation and expose eFunds to potential liability.

   eFunds' services and products are based on sophisticated software and computing systems and eFunds often encounters delays when developing new products and services. Further, the software underlying eFunds' products and services has occasionally contained and may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, eFunds may experience difficulties in installing or integrating its products and technologies on platforms used by its customers or in new environments, such as the Internet. Defects in eFunds' software products, errors or delays in the processing of electronic transactions or other difficulties could result in:

  .  delay in market acceptance;

  .  additional development costs;

  .  diversion of technical and other resources;

  .  loss of customers;

  .  negative publicity; or

  .  exposure to liability claims.

   Although eFunds attempts to limit its potential liability for warranty claims through disclaimers and limitation-of-liability provisions in its license and client agreements, eFunds cannot be certain that these measures will be successful in limiting its liability.

Consolidation in the banking industry may adversely affect eFunds' ability to sell its products and services.

   Mergers, acquisitions and personnel changes at financial institutions may adversely affect eFunds' business, financial condition and results of operations. In 1999, the banking industry accounted for approximately 37% of eFunds' net sales. Currently, the banking industry is undergoing large-scale consolidation, causing the number of financial institutions to decline. This consolidation could cause eFunds to lose:

  .  current and potential customers;

  . market share if the combined financial institution determines that it is more efficient to develop in-house products and services similar to eFunds or use its competitors' product and services; and

  . revenue if the combined financial institution is able to negotiate a greater volume discount for, or discontinue the use of, eFunds' products and services.

eFunds depends on the continued services of its key officers.

   eFunds' future success depends upon the continued services of a number of key officers, including John A. Blanchard III, its Chairman and Chief Executive Officer, Paul Bristow, its Executive Vice President and Chief Financial Officer, and Dr. Nikhil Sinha, its Executive Vice President for Global Corporate Development. The loss of the technical knowledge and industry expertise of any of these officers could seriously harm eFunds' business.

eFunds' attempts to expand by means of acquisitions and strategic alliances may not be successful.

   Under Section 355(e) of the Internal Revenue Code, the exchange offer and any subsequent spin-off would be treated as a taxable transaction to Deluxe if 50% or more of the eFunds shares are acquired as part of a plan or series of related transactions that include the exchange offer and any subsequent spin-off. For this purpose, any acquisitions of eFunds shares within two years before or after the exchange offer and any subsequent spin-off are presumed to be part of such a plan, although eFunds may be able to rebut that presumption. If such an acquisition of eFunds shares triggers the application of Section 355(e), under the tax sharing agreement, eFunds would be required to indemnify Deluxe for the resulting tax. As a result of such possible adverse tax consequences, following the exchange offer and any subsequent spin-off, eFunds may be restricted in its ability to effect certain acquisitions, issuances of eFunds shares or other transactions that would result in a change of control of eFunds. Further, eFunds' ability to expand through acquisitions and strategic alliances involves many risks, including:

  . the operations, technology and personnel of any acquired companies may be difficult to integrate;

  . the allocation of resources to consummate these transactions may disrupt its business;

  . acquired businesses may not achieve anticipated revenues, earnings or cash flow;

  . strategic alliances may not be successful or eFunds may not realize anticipated benefits in a timely manner, or at all; and

  . eFunds' relationships with existing customers and business partners may be weakened or terminated as a result of these transactions.

There are a number of risks associated with eFunds' international sales and operations that could harm its business.

   Because eFunds currently sells some of its products and services in Europe, Australia and Latin America, eFunds business is subject to risks associated with doing business internationally. Also, eFunds may not be successful in selling its services outside of the United States. In 1999, eFunds generated approximately 6.7% of its net sales outside of the United States. eFunds future results could be harmed by a variety of factors, including:

  .  changes in foreign currency exchange rates;

  . changes in a specific country's or region's political and economic conditions, particularly in emerging markets;

  .  potentially unfavorable tax rules;

  .  tariffs, duties and other trade barriers;

  .  reduced protection for intellectual property rights;

  .  challenges in managing widespread operations;

  . changes in foreign laws and regulatory requirements or in foreign policy; and

  .  varying business practices in foreign countries.

Conditions in India could adversely affect eFunds' operations.

   eFunds maintains software development and business process management facilities in India with approximately 680 employees. Political and economic conditions in India could adversely affect eFunds' operations. In the past, India has experienced significant increases in inflation, shortages of foreign exchange, civil unrest and conflicts with other countries in South Asia. The continuation or recurrence of these conditions could have a materially adverse affect on eFunds' business, result of operations and prospects.

   eFunds' software development centers are located in software technology parks in India. Tax incentives associated with businesses which operate within these technology parks and engage in software development generally provide eFunds with a complete exemption from Indian tax on business income generated through these facilities through the end of 2006. eFunds cannot assure you that these tax benefits will be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, eFunds' taxes in future periods would likely increase.

eFunds faces collection risks on some payments.

   A debt collection service eFunds commenced in 2000 exposes it to collection risks. For three clients of eFunds' check authorization service, eFunds purchases returned checks at a discounted price to the stated check amount and assumes the collection risk on the checks. eFunds bases its discounted purchase price on the collection history of each client. If eFunds is unable to collect on returned checks at the historical rate of its clients or the payment quality of the portfolio of returned checks deteriorates, eFunds may incur a loss on the portfolio of purchased checks. Although eFunds may expand this service to additional customers, it does not expect that revenues from its debt collection services will exceed 5% of total net sales in 2000.

   eFunds has also recently commenced efforts directed towards a pilot check guarantee program. Under this program, eFunds will purchase checks presented as payment at selected merchant sites at a discount to their face amount and assume the collection risk on the tendered checks. eFunds could incur losses in connection with this activity if bad check losses exceed the amount of the discounts. eFunds does not expect revenues from this initiative to be material in 2000, but if the pilot is successful, eFunds would likely seek to expand this business in future periods and the risk of losses from bad checks may then become more significant.

eFunds faces termination and compliance risks with respect to its government contracts.

   All of eFunds' government contracts can be terminated at any time, without cause, by the contracting governmental entity. eFunds realized 16% of its net sales in 1999 pursuant to contracts of this type. If a government contract is so terminated, the contractor generally is entitled to receive compensation only for the services provided or costs incurred at the time of termination and a reasonable profit on the contract work performed prior to the date of termination. In addition, all of eFunds' government contracts require it to comply with various contract provisions and procurement regulations, and in some cases, accounting requirements. Violations of some of these provisions could, if not cured, result in termination of the contract and fines.

eFunds' government services business could be harmed by cost overruns on fixed-price contracts.

   In 1999, approximately 16% of eFunds' net sales were derived from fixed-price, variable volume contracts of its government services business. Under these contracts, eFunds agrees to perform services for an agreed unit price and eFunds bears the entire risk of cost overruns and changing volumes. If eFunds does not successfully manage these project and contract risks or if its original contract estimates turn out to be inaccurate, eFunds could suffer cost overruns and penalties and its reputation and results of operations could be harmed. eFunds recorded net charges of $40.9 million in 1998, $8.7 million in 1999 and $9.7 million in the second quarter of 2000 as a result of these risks. No assurance can be given that eFunds will not incur additional charges of this type or that the indemnification Deluxe has agreed to provide it with respect to eFunds' existing contracts will be sufficient.

eFunds may be unable to protect its intellectual property.

   Despite eFunds efforts to protect its intellectual property, third parties may infringe or misappropriate eFunds intellectual property, or otherwise independently develop substantially equivalent products and services. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm eFunds' business and ability to compete. eFunds relies on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect its trademarks, software and know-how. eFunds has also applied for patent protection on some of the features of its newer products. eFunds may be required to spend significant resources to protect its trade secrets and monitor and police its intellectual property rights.

   Third parties may assert infringement claims against eFunds in the future. In particular, there has been a substantial increase in the issuance of business process patents for Internet-related business processes, which may have broad implications for all participants in Internet commerce. Claims for infringement of these patents are becoming an increasing subject of litigation. If eFunds becomes subject to an infringement claim, it may be required to modify its products, services and technologies or obtain a license to permit its continued use of those rights. eFunds may not be able to do either of these things in a timely manner or upon reasonable terms and conditions. Failure to do so could seriously harm eFunds business, operating results and prospects. In addition, future litigation relating to infringement claims could result in substantial costs to eFunds and a diversion of management resources. Adverse determinations in any litigation or proceeding could also subject eFunds to significant liabilities and could prevent eFunds from using some of its products, services or technologies.

Provisions in eFunds' charter documents and Delaware law and tax considerations related to the exchange offer may delay or prevent a change in control eFunds.

   Provisions of eFunds' certificate of incorporation and bylaws and Delaware law may delay or prevent a change in control of eFunds that you may consider favorable. These provisions include the following:

  .  no cumulative voting by shareholders for directors;

  .  a classified board of directors with three-year staggered terms;

  . the ability of eFunds' board to set the size of the board of directors, to create new directorships and to fill vacancies;

  . the ability of eFunds' board to issue preferred stock, without shareholder approval, with rights and preferences that may be superior to eFunds' shares;

  .  the ability of eFunds' board to amend the bylaws;

  .  a prohibition of shareholder action by written consent;

  . advance notice requirements for shareholder proposals and for nominating candidates to eFunds' board;

  . restrictions under Delaware law on mergers and other business combinations between eFunds and any holder of 15% or more of the outstanding eFunds shares; and

  . a requirement that 66 2/3% of eFunds' shareholders and 66 2/3% of eFunds' directors approve certain corporate transactions, including mergers and consolidations, sales of assets or amendments to its certificate of incorporation.

   In addition, eFunds has adopted a shareholder rights plan which discourages the unauthorized acquisition of 15% or more of its common stock or an unauthorized exchange or tender offer. eFunds anticipates, subject to approval of its board of directors, amending this plan in connection with the exchange offer to exempt acquisitions by persons who become holders of more than 15%, but less than 20%, of its shares through the exchange offer and the spin-off and who report their holdings on Schedule 13G under the Exchange Act.

   The tax sharing agreement between Deluxe and eFunds also provides that eFunds will indemnify Deluxe for any taxes due if the exchange offer or some of the related transactions fail to qualify as tax-free because of eFunds' actions or inactions. An acquisition of eFunds by a third party could have such an effect. As a result, these tax considerations may delay or prevent a third party from acquiring eFunds in a transaction you may otherwise have considered favorable or reduce the amount you receive as part of the transaction. eFunds has also agreed to indemnify Deluxe for a portion of any taxes due from Deluxe if the exchange offer or some of the related transactions fail to qualify as tax-free as a result of a retroactive change of law or other reason unrelated to the action or inaction of either eFunds or Deluxe.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

   This document and the documents incorporated by reference into this document contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not based on historical facts, but rather reflect the current expectations of Deluxe or eFunds, as the case may be, concerning future results and events. These forward-looking statements generally can be identified by use of statements that include statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "project," "estimate," "will," or other similar words or phrases and variations thereof. Similarly, statements that describe the plans, strategies and objectives of Deluxe and eFunds with respect to growth or product development or future market position, expenditures or financial results are forward-looking statements. Deluxe and eFunds have based many of these forward-looking statements on current expectations, estimates and projections about each company and their industries in general. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Deluxe or eFunds to be different from any future results, performance and achievements expressed or implied by these statements. You should review carefully all information, including the financial statements and the notes to the financial statements included or incorporated by reference into this document.

   For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Deluxe" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of eFunds." Also, see Deluxe's and eFunds' SEC filings, including the cautionary statements included in Deluxe's and eFunds' Quarterly Reports on Form 10-Q for the quarter ended June 30, 2000. These factors, including the risk factors described in this document, are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the forward-looking statements contained in this offering circular-prospectus. Other unknown or unpredictable factors also could have material adverse effects on Deluxe's and eFunds' future results.

   The forward-looking statements included in this document are made only as of the date of this document and under Section 27A of the Securities Act and
Section 21E of the Exchange Act. Deluxe and eFunds do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. Deluxe and eFunds cannot assure you that projected results or events will be achieved.

                               THE EXCHANGE OFFER

Background and Reasons for the Exchange Offer

   For the past several years, Deluxe has pursued a strategy directed at improving profitability and creating and taking advantage of business opportunities. This strategy has involved:

  .  divesting unprofitable or marginally profitable businesses and assets;

  . controlling costs and other efforts to increase efficiency and profitability;

  . diversifying into new products and services through internal initiatives and acquisitions; and

  .  adjusting its organizational structure.

   Although Deluxe's net income has increased since 1997, Deluxe believes that the Deluxe share price has not fully reflected results of these efforts or the inherent value of Deluxe's various businesses.

   In August 1999, Deluxe began an analysis of the various alternatives available with respect to the Deluxe and eFunds businesses. On January 31, 2000, following a thorough review of various alternatives, Deluxe's board of directors announced a plan to combine eFunds' businesses into a separate publicly-traded company. The decision to separate eFunds completely from Deluxe was based on several factors, the most important of which are listed below.

  . Facilitate access to capital. eFunds must be able to raise substantial capital in cost effective ways in order to compete effectively and achieve its growth objectives, expand its capabilities to serve new customers, markets and geographic areas, create new product and service offerings, successfully complete strategic acquisitions and enter other alliances such as joint ventures. Deluxe and eFunds believe that the separation of the two businesses will improve coverage of eFunds by investment analysts and facilitate the public market valuation of eFunds. As a result, it is anticipated that eFunds will benefit from improved access to public markets and lower its cost of capital. Further, the separated business units will eliminate existing competition between Deluxe and eFunds for available cash of Deluxe. Deluxe believes that this competition has been an impediment to both businesses.

  . Achieve greater strategic focus. Deluxe and eFunds believe that the separation will allow each of them to concentrate on their core businesses. As a result, each company should have a sharper focus on its business and growth opportunities.

  . Synergies between Deluxe and eFunds as a combined company have diminished. Although financial institutions form a common customer base for both Deluxe and eFunds, Deluxe found that financial institution customers did not fully value the benefits of the combination of products and services offered by Deluxe and eFunds. As a result, Deluxe did not realize the synergies associated with being a single vendor of combined products and services to its financial institution customers. In addition, as the businesses of eFunds and Deluxe separately established themselves with their customers as viable, distinct operations, synergistic benefits of retaining both businesses as part of a single enterprise further diminished.

  . Increase ability to attract, retain and motivate employees. Deluxe and eFunds believe that incentive compensation arrangements for key eFunds employees that are directly related to the market performance of publicly-traded eFunds shares will enable eFunds to provide such employees with enhanced incentives for performance. The separation will also enable eFunds to offer its key employees compensation directly linked to the performance of its businesses, which eFunds expects will enhance its ability to attract and retain qualified personnel.

  . Provide eFunds with an acquisition currency. Deluxe and eFunds believe that the separation will enhance eFunds' ability to engage in future acquisitions in which eFunds' shares are issued as consideration, although eFunds currently does not have any agreements or understandings for any acquisitions. Provisions of the Internal Revenue Code may limit the number of eFunds shares available for such acquisitions for a period of time. Deluxe and eFunds also believe that the separation will facilitate future partnerships, alliances and other arrangements between eFunds and other entities.

   As part of its analysis of a separation of eFunds, the board of directors of Deluxe, in consultation with its advisors, considered a number of alternative structures, including a tracking stock alternative and the sale of certain of Deluxe's businesses, before concluding that only two methods of disposing of Deluxe's holdings in eFunds would satisfy all of the factors set forth above: an exchange offer or a pro rata spin-off. The board determined to pursue the exchange offer because, in its view, the exchange offer was superior to a spin-off. In reaching its decision, the board:

  . believed that the exchange offer addressed the business factors discussed above;

  . recognized that the exchange offer, as opposed to a spin-off, would give Deluxe shareholders the ability to adjust their investment between Deluxe and eFunds based on individual financial considerations in a tax-efficient manner; and

  . recognized that completion of the exchange offer will reduce the number of Deluxe shares outstanding.

   In view of the range of factors considered in connection with its evaluation of the exchange offer and the complexity of these matters, the board of directors of Deluxe did not attempt to quantify, rank or otherwise assign relative weights to these factors.

   On June 30, 2000, eFunds completed its IPO, selling to the public 5,500,000 eFunds shares, representing approximately 12% of eFunds' total shares outstanding. Deluxe, through its ownership of 40,000,000 eFunds shares, retained approximately 88% of eFunds' total shares outstanding.

   Deluxe is seeking to divest its ownership interest in eFunds through this exchange offer. If all of the conditions to the exchange offer are satisfied or waived but less than all of the eFunds shares owned by Deluxe are distributed by Deluxe pursuant to the exchange offer because too few Deluxe shares are tendered, Deluxe will distribute its remaining eFunds shares in a pro rata spin-off to all of its shareholders as of a record date to be determined following the completion of the exchange offer.

Effects of this Exchange Offer

   The exchange offer will affect Deluxe shareholders regardless of whether they tender their Deluxe shares for exchange pursuant to the exchange offer.

  . If you exchange all of your Deluxe shares for eFunds shares in the exchange offer, you will only have an interest in the future financial performance of eFunds. You will no longer participate in any change in the value of Deluxe because you will no longer own any Deluxe shares.

  . If you exchange some, but not all of your Deluxe shares, you will have a direct interest in the financial performance of eFunds and may reduce your interest in the financial performance of Deluxe.

  . If you do not exchange any of your Deluxe shares, you will not receive eFunds shares and you will not have any direct interest in the eFunds businesses unless the spin-off is necessary. If you do not tender any of your Deluxe shares and the exchange offer is completed, your ownership interest in Deluxe will increase on a percentage basis as a result of the exchange offer.

   Whether you tender your Deluxe shares or not, the shares you hold after the exchange offer will be in a company which is very different from the company in which you held shares before the exchange offer.

No Dissenters' Rights

   Dissenters' rights are a statutory remedy available to shareholders in connection with some corporate actions. This remedy allows dissenting shareholders to require the corporation to repurchase their shares at a price equivalent to its value immediately prior to the corporate action. No dissenters' rights are available under the Minnesota Business Corporation Act to shareholders of Deluxe in connection with the exchange offer or spin-off.

Regulatory Approvals

   No filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 are required in connection with the exchange offer generally. If a shareholder of Deluxe decides to participate in the exchange offer and acquires enough eFunds shares to exceed any threshold stated in the regulations under the Hart-Scott-Rodino Act, and if an exemption under those regulations does not apply, that shareholder and Deluxe would be required to make filings under the Hart-Scott-Rodino Act, and the waiting period under the Hart-Scott-Rodino Act would have to expire or be terminated before any exchanges of shares with that shareholder could be effected. A filing requirement could delay exchanges with that shareholder for several months. See "Risk Factors--Risks related to the Exchange Offer--Tendering shareholders may have to make antitrust regulatory filings."

   Apart from the IRS private letter ruling that the exchange offer will be tax-free to Deluxe and the tendering shareholders, which has already been obtained, the registration of the eFunds shares offered in the exchange offer under federal and state securities laws and the filing of a Schedule TO by Deluxe, Deluxe and eFunds do not believe that any other material federal or state regulatory filings or approvals will be necessary to consummate the exchange offer or subsequent spin-off, if any.

Accounting Treatment

   Deluxe shares acquired in the exchange offer will be canceled and thereafter constitute authorized and unissued Deluxe shares. This means that these shares will generally be available for issuance by Deluxe without further shareholder approval, except as may be required by applicable law or the rules of the New York Stock Exchange. The shares may be issued for general or other corporate purposes, including stock splits and dividends, acquisitions, the raising of additional capital for use in Deluxe's businesses and pursuant to employee benefit plans.

   The Deluxe shares received by Deluxe pursuant to the exchange offer will be recorded as a decrease in shareholders' equity in an amount equal to the market value of the eFunds shares exchanged pursuant to the exchange offer. Any difference between the fair market value and the net book value of the eFunds shares owned by Deluxe at the commencement of this exchange offer will be recognized as a gain or loss on disposal of discontinued operations for accounting purposes.

   Any eFunds shares that are distributed through a subsequent spin-off will be accounted for as a dividend through a direct charge to retained earnings. The amount of the dividend will be equal to Deluxe's net carrying value of the eFunds shares distributed.

   Deluxe's disposition of its eFunds shares will not in and of itself affect eFunds' financial position or results of operations.

                          TERMS OF THE EXCHANGE OFFER

Terms Of The Exchange Offer

   Upon the terms and subject to conditions described in this offering circular-prospectus and the related letter of transmittal, which together
constitute the exchange offer, Deluxe is offering to exchange    eFunds shares
for each Deluxe share, validly tendered by the expiration date and not properly withdrawn or deemed withdrawn, as described below under the section entitled
"--Withdrawal Rights" on page 47, up to a maximum of      Deluxe shares
tendered. This is a voluntary exchange offer, which means that Deluxe shareholders may tender all, some or none of their Deluxe shares in the exchange offer. All persons holding Deluxe shares are eligible to participate in the exchange offer if they validly tender their Deluxe shares during the exchange offer period in a jurisdiction where the exchange offer is permitted under the laws of that jurisdiction.

 Expiration Date

   The exchange offer will expire at 5:00 p.m., New York City time, on     ,
2000, unless the exchange offer is extended by Deluxe. Deluxe may extend this deadline for any reason. This date and time is referred to in this offering circular-prospectus as the expiration date. Unless applicable law and the terms of the exchange offer provide otherwise, if the exchange offer is extended, the expiration date will be the latest date and time at which the exchange offer, as so extended, will expire. For more information, see the section entitled "-- Extension of Tender Period; Termination; Amendment" on page 48.

 Number of Shares Accepted

   Deluxe will accept up to      Deluxe shares for exchange and will issue up
to 40,000,000 eFunds shares in the exchange offer. In determining the exchange ratio, Deluxe considered, among other things:

  . recent market prices on the NYSE for Deluxe shares and on the Nasdaq for eFunds shares; and

  . consultations with its financial advisors as to what exchange ratio might attract enough Deluxe shareholders to participate in the exchange offer and cause Deluxe to distribute all 40,000,000 eFunds shares held by Deluxe.

   Deluxe's obligation to complete the exchange offer is subject to important conditions that are described in the section entitled "--Conditions to Consummation of the Exchange Offer," on page 49.

   If Deluxe's shareholders validly tender and do not properly withdraw more
than    Deluxe shares, the exchange offer will be oversubscribed, and the
Deluxe shares validly tendered and not properly withdrawn will be subject to proration except for tenders by holders of less than 100 Deluxe shares who tender all of their shares and do not properly withdraw these shares. Assuming that the conditions to the exchange offer are satisfied or waived, if you hold of record as of , 2000 less than 100 Deluxe shares and validly tender and do not properly withdraw all of your Deluxe shares, all of your shares will be accepted for exchange and none of your shares will be subject to proration.

   At the expiration of the exchange offer, Deluxe will calculate the number of Deluxe shares validly tendered and not properly withdrawn. If the aggregate
number of Deluxe shares tendered is equal to or greater than     and all other
conditions of the exchange offer are satisfied or waived, Deluxe will be obligated to accept the Deluxe shares validly tendered and not properly withdrawn pursuant to the exchange offer, subject to proration, if applicable.

   Deluxe will return to the tendering shareholders, promptly after the expiration date, all Deluxe shares which were tendered but are not exchanged, including shares not exchanged due to proration. All Deluxe shares accepted for exchange will be returned to the status of authorized but unissued shares of Deluxe.

   If the result of the exchange offer is that more than    Deluxe shares but
fewer than    Deluxe shares are exchanged, promptly after the consummation of the exchange offer, Deluxe will distribute its remaining eFunds shares to its remaining shareholders, as of a record date to be determined following the completion of the exchange offer on a pro rata basis, based on their holdings of Deluxe shares on such record date. For more information, see the section entitled "The Spin-Off" on page 53.

   If proration of the tendered Deluxe shares is required, Deluxe does not expect that it will be able to announce the final proration factor or commence delivery of any eFunds shares, until approximately five business days after the expiration date. This delay results from the difficulty in determining the number of Deluxe shares validly tendered for exchange, including Deluxe shares tendered for exchange under the guaranteed delivery procedure described in the section entitled "--Guaranteed Delivery Procedure" on page 46, and not properly withdrawn before the expiration date. Deluxe will announce the preliminary results of proration by press release as promptly as practicable after the expiration date. You may also obtain this preliminary information from the information agent or the dealer manager, and you may also be able to obtain this information from your broker.

   Deluxe will not distribute fractional eFunds shares pursuant to the exchange offer. The exchange agent, acting as agent for shareholders of Deluxe otherwise entitled to receive fractional eFunds shares, will aggregate all fractional shares and sell them for the accounts of these shareholders. The proceeds, if any, realized by the exchange agent at the sale of these fractional shares will be distributed, net of commissions, to these shareholders in accordance with their fractional interests. These cash payments will be made through the exchange agent. None of Deluxe, eFunds, the dealer manager, the information agent or the exchange agent or any soliciting dealer guarantees any minimum proceeds from the sale of eFunds shares, and none will pay any interest on these proceeds.

   If the minimum amount is reached and if the conditions described in the section entitled "--Conditions to Consummation of the Exchange Offer" on page 49 are satisfied, Deluxe will consummate the exchange offer. If these conditions are not satisfied, Deluxe may:

  . terminate the exchange offer and, as promptly as practicable, return all tendered Deluxe shares to the tendering shareholders;

  . waive any condition and, subject to any requirement to extend the period of time during which the exchange offer is open, exchange all Deluxe shares validly tendered and not properly withdrawn by the expiration date; or

  . extend the exchange offer until all conditions to the exchange offer are satisfied or waived and, subject to the withdrawal rights described in the section entitled "--Withdrawal Rights" on page 47, retain all Deluxe shares validly tendered and not properly withdrawn until expiration of the exchange offer as extended.

   The Securities Exchange Act of 1934 requires that Deluxe pay the consideration offered or return the tendered Deluxe shares promptly after the expiration or termination of the exchange offer. You should read the section entitled "--Extension of Tender Period; Termination; Amendment" on page 48 for a description of Deluxe's right to extend the period of time during which the exchange offer is open and to amend, delay or terminate the exchange offer.

   Deluxe is sending this offering circular-prospectus and the letter of transmittal to persons who were holders of record of Deluxe shares at the close
of business on     , 2000. As of that date, there were      Deluxe shares
outstanding. Deluxe will also furnish this offering circular-prospectus and related letter of transmittal to brokers, banks and similar persons whose names or the names of whose nominees appear on the shareholder list of Deluxe or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Deluxe shares.

Exchange of Deluxe Shares

   Upon the terms and subject to the satisfaction or waiver of the conditions of the exchange offer, Deluxe will accept for exchange, and exchange eFunds shares for, Deluxe shares that have been validly tendered and not properly withdrawn prior to the expiration date. As provided by the Exchange Act, Deluxe also reserves the right, in its sole discretion, to delay the acceptance for exchange or to delay the exchange of any Deluxe shares to comply in whole or in part with any applicable law. For a description of Deluxe's right to terminate the exchange offer or to delay acceptance for exchange or to delay exchange of any Deluxe shares, you should read the section entitled "--Extension of Tender Period; Termination; Amendment" on page 48.

   Pursuant to the terms of the exchange offer, Deluxe will be deemed, subject to the proration provisions of the exchange offer, to have accepted for exchange and exchanged Deluxe shares validly tendered and not properly withdrawn when Deluxe gives oral or written notice to the exchange agent of its acceptance of these tendered shares. Deluxe will exchange Deluxe shares accepted for exchange on the business day following the announcement by Deluxe of the final results of the exchange offer or, if proration of the Deluxe shares tendered is required, the final proration factor, by depositing the eFunds shares representing the consideration payable in the exchange offer with the exchange agent, who will act as agent for the tendering shareholders in receiving the eFunds shares and transmitting these shares to the tendering shareholders. This business day will be less than ten business days after the expiration date.

   Deluxe will exchange the tendered Deluxe shares accepted for exchange only after timely receipt by the exchange agent of:

  . certificates for these Deluxe shares, or a confirmation of a book-entry transfer of these shares into the exchange agent's account at the book-entry transfer facility referred in "--Procedures for Tendering Deluxe Shares--Depositary Trust Company;" and

  . a properly completed and duly executed letter of transmittal, or its manually signed facsimile, or an agent's message in connection with a book-entry transfer of shares, along with any other documents required by the letter of transmittal.

   You should read the section entitled "--Procedures for Tendering Deluxe Shares" on page 44, "--Special Procedures for Certain Jurisdictions Outside the United States" at page 46, and "--Special Procedures for Participants in Deluxe's Stock Option Plans" on page 47 for a description of the procedures for tendering Deluxe shares. Under no circumstances will Deluxe pay interest pursuant to the terms of the exchange offer, regardless of any delay in making any exchange.

   If Deluxe does not exchange, for any reason, any tendered Deluxe shares, or if you submitted certificates for more Deluxe shares than are tendered for exchange or accepted for exchange due to the proration provisions, Deluxe will return certificates for the unexchanged or untendered shares as promptly as practicable after the expiration or termination of the exchange offer. In the case of Deluxe shares tendered by book-entry transfer, Deluxe will credit these Deluxe shares to an account maintained at the book-entry transfer facility.

   Deluxe will pay any stock transfer taxes payable on the transfer to Deluxe of Deluxe shares and on the transfer to tendering shareholders of eFunds shares. The tendering shareholder must pay any stock transfer taxes whether imposed on the registered owner or another person, which may become payable if:

  . the tendered certificates for Deluxe shares are registered in the name of any person other than the person signing the letter of transmittal; or

  . eFunds shares to be received in the exchange offer are registered in the name of any person other than the registered holder of the Deluxe shares tendered for those eFunds shares.

Determining to Participate in the Exchange Offer

 Whether to Participate in the Exchange Offer

   Whether you should participate in the exchange offer depends on many factors. You should consider, among other things:

  . your view of the relative values of a single Deluxe share and of a single eFunds share;

  .  your individual investment strategy regarding the two stocks; and

  .  your opportunity to receive the anticipated premium, if any.

   You should also consider the factors described under the section entitled "Risk Factors" on page 18.

   Based on the closing sale prices for Deluxe shares on the New York Stock Exchange or NYSE and eFunds shares on the Nasdaq National Market or Nasdaq on
    , 2000, the exchange ratio would result in a Deluxe shareholder receiving eFunds shares with a market value greater than the Deluxe shares tendered for exchange. We refer to this greater market value as the anticipated premium. Based on these closing sale prices, the anticipated premium would be
approximately   % or $   for each Deluxe share tendered. No one can, however,
predict the amount of the actual premium in the exchange offer or whether in fact there will be a premium at the end of the exchange offer. In addition, no one can predict the prices at which the Deluxe shares or eFunds shares will trade over time.

   You can calculate the anticipated premium, as a percentage, by using the following formula:

Anticipated Premium =   Exchange Ratio x Price of one eFunds share -1  x 100
                        ------------------------------------------
                                Price of one Deluxe share

   For example: Assume that the price of one Deluxe share is $   and the price
for one eFunds share is $  , the closing sale prices of Deluxe shares on the
NYSE and eFunds shares on the Nasdaq on     , 2000. At the exchange ratio of
of an eFunds share for each Deluxe share, the anticipated premium would be
approximately  % or $    for each Deluxe share tendered.

   The anticipated premium depends on the prevailing stock prices for Deluxe shares and eFunds shares. The table below shows the anticipated premium at various prices for Deluxe shares and eFunds shares.

                           Anticipated Premium
                           Deluxe share price
                    ---------------------------------------
                         $     $     $     $     $     $
                         ----  ----  ----  ----  ----  ----
eFunds share price  $        %     %     %     %     %     %
                    $        %     %     %     %     %     %
                    $        %     %     %     %     %     %
                    $        %     %     %     %     %     %
                    $        %     %     %     %     %     %
                    $        %     %     %     %     %     %

   You should obtain current market quotations for Deluxe shares and eFunds shares. No one can assure you what the market prices of these shares will be before, on or after the date the exchange offer is completed.

   None of Deluxe, eFunds, the dealer manager, the information agent, the exchange agent, the soliciting dealers, the board of directors of Deluxe or the board of directors of eFunds makes any recommendation as to whether you should tender or refrain from tendering your Deluxe shares. You must make your own decision as to whether to tender Deluxe shares based on your own financial position and requirements and, if you decide to tender shares in the exchange offer, how many shares you should tender. All of these decisions should be made only after you read this offering circular-prospectus and consult with your advisors.

Procedures For Tendering Deluxe Shares

 General

   To tender Deluxe shares in the exchange offer:

  . Prior to the expiration date, the exchange agent must receive all of the following items at one of its addresses specified on the back cover of this offering circular-prospectus:

    . a properly completed and duly executed letter of transmittal, or manually signed facsimile, with any required signature guarantees, or in the case of a book-entry transfer of shares held in street name, an agent's message;

    .  any documents required by the letter of transmittal; and

    . certificates for the Deluxe shares to be tendered, or with respect to shares held in street name, by the expiration date, a delivery of the Deluxe shares as provided under the procedures for book-entry transfer described below, with a confirmation of this delivery; or

  . Prior to the expiration date, you must comply with the guaranteed delivery procedure described below.

   Participants in the Deluxe Employee Stock Purchase Plan may also participate in the exchange offer if the holding period applicable to any Deluxe shares they purchased through this Plan and wish to tender has been satisfied, and should complete a letter of transmittal to tender the Deluxe shares held for their account under the Deluxe Employee Stock Purchase Plan.

   If your shares are held by your broker and are not certificated in your name, that is, your shares are in "street name," you should receive instructions from your broker on how to participate in the exchange offer. If your Deluxe shares are held through your broker, you cannot tender your shares directly to the exchange agent. If you have not yet received instructions from your broker, please contact your broker directly.

   If you are the registered owner of Deluxe shares or your shares are uncertificated "book-entry" shares held by Deluxe's transfer agent, you should complete and sign the letter of transmittal designating the number of Deluxe shares you wish to tender. Send the completed and signed letter of transmittal, together with any other documents required by the letter of transmittal, so that it is received by the exchange agent at one of the addresses specified on the back cover of this offering circular-prospectus before the expiration of the exchange offer. Do not send your documents to Deluxe, eFunds, the dealer manager, the information agent or any soliciting dealer.

   Letters of transmittal and certificates for Deluxe shares should not be sent to Deluxe, eFunds, the dealer manager, the information agent or any soliciting dealer. Delivery of any of these required documents to any address other than the address of the exchange agent set forth on the back cover of this offering circular-prospectus will not constitute a valid tender.

   The Exchange Act provides that a person who tenders Deluxe shares for his own account violates the law, unless this person:

  .  owns the Deluxe shares;

  . owns other securities convertible into or exchangeable for the Deluxe shares and intends to acquire the Deluxe shares for tender by conversion or exchange of the securities or by exercise of the option, warrant or right; or

  .  owns an option, warrant or right to purchase the Deluxe shares.

   The Exchange Act provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

   If you tender Deluxe shares under any method of delivery in the exchange offer and Deluxe accepts these shares for exchange under the procedures described in the exchange offer and in the letter of transmittal, a binding agreement will exist between you and Deluxe under the terms and conditions of the exchange offer, including your representations that:

  . you own the Deluxe shares that you are tendering within the meaning of the Exchange Act; and

  .  the tender of these Deluxe shares complies with the Exchange Act.

 Depository Trust Company Participants

   The exchange agent will establish an account for the Deluxe shares at The Depository Trust Company, which we will refer to as the book-entry transfer facility, within two business days after the date of this offering circular-prospectus. Any financial institution that is a participant in the system of the book-entry transfer facility may make delivery of Deluxe shares by requesting that this book-entry transfer facility transfer Deluxe shares into the exchange agent's account in accordance with the procedures of the book-entry transfer facility.

   Although delivery of Deluxe shares may be effected through book-entry transfer to the exchange agent's account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal, or manually signed facsimile, and any other required documents, or an agent's message, must, in any case, be transmitted to and received or confirmed by the exchange agent at one of its addresses specified on the back cover of this offering circular-prospectus prior to the expiration date, or the guaranteed delivery procedure described below must be complied with.

   An agent's message is a message transmitted through electronic means by the book-entry transfer facility to, and received by, the exchange agent, and forming a part of a book-entry confirmation. The agent's message states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the letter of transmittal. Delivery of documents to the book-entry transfer facility in accordance with its procedures alone does not constitute delivery to the exchange agent as required by this exchange offer.

 Signature Guarantee

   An eligible institution must guarantee the signatures on a letter of transmittal unless the Deluxe shares tendered under the letter of transmittal are tendered:

  . by the registered holder of the Deluxe shares tendered with the letter of transmittal and the holder has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  .  for the account of an eligible institution.

   A verification by a notary public alone is not acceptable.

   An eligible institution is a participant in:

  .  the Security Transfer Agents Medallion Program; or

  .  the New York Stock Exchange Medallion Signature Guarantee Program.

   The stock certificate must be endorsed or accompanied by an appropriate stock power, and the signature on the stock certificate or stock power must appear exactly as the name of the registered owner appears on the certificate with the signature on the certificate or stock power guaranteed by an eligible institution if:

  . a certificate representing the Deluxe shares is registered in the name of a person other than the signer of a letter of transmittal; or

  . delivery of the eFunds shares is to be made or Deluxe shares not tendered or not accepted for exchange are to be returned to a person other than the registered owner.

   If the trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, sign the letter of transmittal or notice of guaranteed delivery or any certificates or stock powers, these persons should so indicate when signing and, unless waived by Deluxe, proper evidence satisfactory to Deluxe of their authority to so act must be submitted.

Special Procedures for Certain Jurisdictions Outside the United States

   If you wish to tender your Deluxe shares in a jurisdiction other than the United States, certain special procedures may need to be followed, depending on the laws of the particular jurisdiction in which you tender your shares. For example, the laws of some foreign jurisdictions may require that a local bank or similar institution be engaged as a local exchange agent for that jurisdiction. In cases where special procedures are applicable to a jurisdiction outside the United States, we have included special instructions regarding such procedures with this document. If you wish to tender your Deluxe shares in a jurisdiction other than the United States, you should also read carefully the information applicable to you at "--Certain Matters Relating to Foreign Jurisdictions."

Deluxe's Interpretations are Binding

   Deluxe will determine in its sole discretion all questions as to the form of documents, including notices of withdrawal, and the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of Deluxe shares. Deluxe's determination will be final and binding on all tendering shareholders.

   Deluxe reserves the absolute right to:

  .  determine whether a tendering shareholder is eligible;

  . reject any and all tenders of any Deluxe shares not properly tendered or the acceptance of which, in the opinion of Deluxe's counsel may be unlawful;

  . waive any defects or irregularities in the tender of Deluxe shares or any conditions of the exchange offer either before or after the expiration date; and

  . request any additional information from any record or beneficial owner of Deluxe shares that Deluxe deems necessary or appropriate.

   None of Deluxe, eFunds, the dealer manager, the information agent or the exchange agent or any other person will be under any duty to notify tendering shareholders of any defect or irregularity in tenders or notices of withdrawal.

Destroyed or Lost Certificates

   If any certificate representing the Deluxe shares has been mutilated, destroyed, lost or stolen, you must:

  . furnish to the exchange agent satisfactory evidence, subject to its discretion, of the ownership of and destruction, loss or theft of that certificate;

  . furnish indemnity satisfactory to the exchange agent and Deluxe in their discretion; and

  . comply with other reasonable conditions that the exchange agent may prescribe.

Guaranteed Delivery Procedure

   If:

  . you wish to tender Deluxe shares and the certificates for these shares are not immediately available; or

  . your shares are held in street name and the procedure for delivery by book-entry transfer cannot be completed on a timely basis; or

  . time will not permit all required documents to reach the exchange agent prior to the expiration date,

   you may nevertheless tender these shares if all of the following conditions are met:

  .  the tender is made by or through an eligible institution;

  . the exchange agent receives prior to the expiration date a properly completed and duly executed notice of guaranteed delivery substantially in the form provided by Deluxe:

    .   specifying the name and address of the holder and the number of
       Deluxe shares tendered;

    .   specifying that the tender is being made; and

    . guaranteeing that, within three business days after the date of the notice of guaranteed delivery, the certificate(s) representing the Deluxe shares accompanied by all other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent or the eligible institution instituting that book-entry transfer will confirm that transfer; and

  . the exchange agent receives within three business days after the date of the notice of guaranteed delivery:

    . the certificate(s) for the Deluxe shares, or in the case of Deluxe shares held in "book-entry" or street name, a confirmation of a book-entry transfer of the shares into the exchange agent's account at the book-entry transfer facility; and

    . a properly completed and duly executed letter of transmittal, or a manually signed facsimile, and any required signature guarantees or an agent's message in connection with a book-entry transfer, and any other documents required by the letter of transmittal.

   The notice of guaranteed delivery may be delivered by hand, telegram, facsimile transmission or mail to the exchange agent and must include a guarantee by an eligible institution as described in the notice.

   The method of delivery of Deluxe shares and all other required documents is at the option and risk of the tendering shareholder. If certificates representing the Deluxe shares are sent by mail, Deluxe recommends that the tendering shareholders use registered mail, with return receipt requested, and allow sufficient time to ensure timely receipt.

Special Procedures for Participants in Deluxe's Stock Option Plans

   Holders of vested but unexercised options to purchase Deluxe shares may exercise these options under the terms of the stock option plans of Deluxe and they may tender the Deluxe shares received upon the exercise as provided under the general instructions for tendering Deluxe shares discussed in the section entitled "--Procedures for Tendering Deluxe Shares" on page 44.

Withdrawal Rights

   You may withdraw your tendered Deluxe shares at any time prior to the expiration date and, unless they have been accepted for exchange as provided in this offering circular-prospectus and the accompanying documents, you may also withdraw after the expiration of 40 business days from the commencement of the exchange offer if the exchange offer has not expired or been terminated prior to that time.

   If Deluxe:

  .  extends the period of time during which the exchange offer is open;

  .  is delayed in its acceptance of Deluxe shares for exchange; or

  . is unable to accept Deluxe shares for exchange under the exchange offer for any reason,

then, without prejudice to Deluxe's rights under the exchange offer, the exchange agent may, on behalf of Deluxe, retain all Deluxe shares tendered, and your Deluxe shares may not be withdrawn except as otherwise provided in this offering circular-prospectus, subject to the Exchange Act which provides that the person making an exchange offer will either pay the consideration offered or return the tendered securities promptly after the expiration or termination of the exchange offer.

   To be effective, the exchange agent must timely receive at one of its addresses specified on the back cover of this offering circular-prospectus, a written, telegraphic or facsimile transmission notice of withdrawal, specifying the name of the person who tendered the Deluxe shares to be withdrawn and the number of Deluxe shares to be withdrawn precisely as they appear in the letter of transmittal.

   If the Deluxe shares to be withdrawn have been delivered to the exchange agent, you must submit a signed notice of withdrawal with signatures guaranteed by an eligible institution prior to the release of these Deluxe shares. However, the signature guarantee requirement is not applicable in the case of Deluxe shares tendered by an eligible institution.

   This notice must also specify:

  . in the case of Deluxe shares tendered by delivery of certificates, the name of the registered holder, if different from that of the tendering shareholder, and the serial numbers shown on the particular certificates evidencing the Deluxe shares to be withdrawn; or

  . in the case of uncertificated Deluxe shares tendered by the registered holder and held by the transfer agent, the name of the registered holder, the number of Deluxe shares withdrawn and the account number of the registered holder; or

  . in the case of Deluxe shares tendered by book-entry transfer, the name and number of the account at the book-entry transfer facility.

   Withdrawals may not be rescinded, although you may re-tender withdrawn Deluxe shares by again following one of the procedures described in the sections entitled "--Procedures for Tendering Deluxe Shares" on page 44, "-- Special Procedures for Certain Jurisdictions Outside the United States" on page 46 or "--Special Procedures for Participants in Deluxe's Stock Option Plans" on page 47, at any time before the expiration date.

   Except as otherwise provided above, any tender of Deluxe shares made under this exchange offer is irrevocable.

Extension of Tender Period; Termination; Amendment

   Deluxe expressly reserves the right, at any time or from time to time, in its sole discretion, and regardless of whether any of the conditions specified in the section entitled "--Conditions to Consummation of the exchange offer" beginning on page 49, have been satisfied or waived, to:

  . extend the period of time during which the exchange offer is open, by giving oral or written notice of this extension to the exchange agent, and by making a public announcement of this extension; or

  . amend the exchange offer by making a public announcement of the amendment.

   If Deluxe materially changes the terms of, or information concerning, the exchange offer, Deluxe will extend the exchange offer. Depending on the substance and nature of such change, Deluxe will extend the offer for at least five to ten business days following the announcement of the change provided that the exchange offer would have otherwise expired within such five to ten business days. If the change involves a change in the exchange ratio, the amount of Deluxe shares sought, the soliciting dealer's fee, or some similarly significant change, the exchange offer will remain open for ten business days from the date of distribution of the revised information to Deluxe shareholders. If the change is a material change, other than to the exchange ratio, the number of Deluxe shares sought, the dealer's soliciting fee or a similarly significant charge, the exchange offer will remain open for five business days from the date of distribution of revised information to Deluxe shareholders.

   Deluxe also reserves the right, in its reasonable discretion, if any of the conditions specified in the section entitled "--Conditions to Consummation of the Exchange Offer" below have not been satisfied, and as long as Deluxe shares have not been accepted for exchange, to delay the expiration date or to terminate the exchange offer and not accept for exchange or exchange any Deluxe shares.

   If Deluxe:

  .  extends the period of time during which the exchange offer is open;

  .  is delayed in accepting for exchange or exchanging any Deluxe shares; or

  . is unable to accept for exchange or to exchange any Deluxe shares under the exchange offer for any reason,

then, without prejudice to the rights of Deluxe under this exchange offer, the exchange agent may, on behalf of Deluxe, retain all Deluxe shares validly tendered and not properly withdrawn and these Deluxe shares may not be withdrawn except as provided in the section entitled "--Withdrawal Rights" on page 47.

   The reservation by Deluxe of the right to delay acceptance for exchange or to delay exchange of any Deluxe shares is subject to applicable law, which requires that Deluxe pay the consideration offered or return the Deluxe shares deposited by or on behalf of shareholders promptly after the expiration or termination of the exchange offer.

   Deluxe will make a public announcement as promptly as practicable after any extension, termination or amendment of the exchange offer. Without limiting the manner in which Deluxe may choose to make any public announcement, Deluxe will have no obligation, except as required by applicable law, to publish, advertise or communicate this public announcement other than by making a press release. In the case of an extension of the exchange offer, SEC regulations require a public announcement of this extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Conditions to Consummation of the Exchange Offer

   In addition to any other provisions of this exchange offer and without prejudice to Deluxe's other rights under this exchange offer, Deluxe is not required to accept for exchange or to exchange any Deluxe shares, subject to any applicable rules and regulations of the SEC under the Exchange Act, including Rule 14e-1(c) relating to Deluxe's obligation to exchange or return the tendered Deluxe shares promptly after the expiration or termination of the exchange offer. Deluxe may terminate this exchange offer, if, on or before the expiration date, any of the following conditions exist:

  . the minimum amount is not validly tendered or is validly tendered, but is properly withdrawn;

  . an action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is instituted or threatened;

  . a court, governmental, regulatory or administrative authority issued an order, stay, judgment and decree, which is still in effect or a statute, rule, regulation, governmental order or injunction was proposed, enacted, enforced or deemed applicable to this exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer or materially impair the contemplated benefits of the exchange offer to Deluxe or eFunds;

  . any of the following has occurred, and the adverse effect of this occurrence will, in the judgment of Deluxe, be continuing:

    . a general suspension of trading in, or limitation on prices for, securities on a national securities exchange or in the over-the-counter market in the United States;

    . an extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 20% in either the Dow Jones average of industrial stocks or
       the Standard & Poor's 500 Index from     , 2000;

    . a declaration of a banking moratorium or suspension of payments regarding banks in the United States;

    . a limitation, whether or not mandatory, by any governmental entity, on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions;

    . a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the consummation of the exchange offer; or

    . in the case of any of the foregoing events existing at the time of the commencement of the exchange offer, a material acceleration or worsening;

  . a tender or exchange offer for some or all of the outstanding Deluxe shares, other than the exchange offer, or the eFunds shares, or a merger, acquisition or other business combination proposal for Deluxe or eFunds, was proposed, announced or made by any person or entity;

  . the IRS notifies Deluxe that the private letter ruling has been withdrawn or revoked in whole or in part, or Deluxe determines that any of the representations, undertakings or assumptions underlying the private letter ruling or any of it is not true and correct in all respects;

  . any event(s) occurred that resulted, or may, in the sole judgment of Deluxe, result, in an actual or threatened change in the business, condition, financial or other, income, operations, stock ownership or prospects of Deluxe and its subsidiaries, taken as a whole, or of eFunds and its subsidiaries, taken as a whole;

  . any person, entity or group, as that term is used in the Exchange Act, has acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding Deluxe shares or eFunds shares (other than a person, entity or group which had publicly disclosed this ownership in a
     Schedule 13G (or an amendment thereto) on file with the SEC prior to , 2000, which persons, entities and groups are referred to as an existing person, entity or group);

  . any existing person, entity or group has acquired, or proposed to acquire, beneficial ownership of additional Deluxe shares constituting more than 2% of the outstanding Deluxe shares with any options, warrants or similar rights to acquire Deluxe shares being deemed for this purpose to be immediately exercisable; or

  . any new group has been formed which beneficially owns more than 5% of the outstanding Deluxe shares or eFunds shares,

    the occurrence of which event, in the judgment of Deluxe in any such case and regardless of the circumstance, makes it inadvisable to proceed with the exchange offer or with the acceptance of Deluxe shares tendered for exchange.

   The foregoing conditions are for the sole benefit of Deluxe and may only be asserted by Deluxe regarding all or any portion of the exchange offer regardless of the circumstances giving rise to these conditions. Deluxe may waive in whole or in part in its sole discretion at any time and from time to time these conditions. Any determination by Deluxe concerning the conditions described above will be final and binding on all parties.

   If Deluxe fails at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of Deluxe's right and this right will be deemed an ongoing right that Deluxe may assert at any time and from time to time.

   Deluxe will also not accept any Deluxe shares tendered, and will not exchange eFunds shares for Deluxe shares, at any time at which the SEC issued a stop order that remains in effect for the registration statement of which this offering circular-prospectus is a part.

Legal Limitation

   This offering circular-prospectus is not an offer to sell, and is not soliciting any offer to buy, any eFunds or Deluxe shares in any jurisdiction in which the offer or sale is not permitted. Deluxe is not aware of any U.S. jurisdiction where the making of the exchange offer or its acceptance would not be legal. If Deluxe learns of any jurisdiction where making the exchange offer or its acceptance would not be permitted, Deluxe intends to make a good faith effort to comply with the relevant law of such jurisdiction. If, after a good faith effort, Deluxe cannot comply with such law, Deluxe will determine whether the exchange offer will be made to, and whether tenders will be accepted from or on behalf of, persons who are holders of Deluxe shares residing in the jurisdiction.

   In any U.S. jurisdiction where the securities or blue sky laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer shall be deemed to be made by Lehman Brothers and, in other jurisdictions, may be made on Deluxe's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Fees and Expenses

   Dealer Manager. Lehman Brothers is acting as the dealer manager in this exchange offer. Lehman Brothers is also acting as financial advisor to Deluxe for the transaction. As dealer manager, Lehman Brothers will receive a fee of $1,000,000, and will be reimbursed by Deluxe for its out-of-pocket expenses, including attorneys' fees, in connection with this exchange offer. Lehman Brothers is also receiving customary compensation in connection with acting as financial advisor in connection with the separation of eFunds from Deluxe. Deluxe and eFunds have also agreed to indemnify Lehman Brothers against certain liabilities, including civil liabilities under the federal securities laws, and to contribute to payments that Lehman Brothers may be required to make.

   Lehman Brothers has from time to time provided investment banking services to Deluxe and eFunds, including acting as the lead underwriter of the eFunds IPO, for which Lehman Brothers received customary compensation. Lehman Brothers may from time to time hold Deluxe shares in its proprietary accounts, and if it owns Deluxe shares in these accounts at the time of the exchange offer, Lehman Brothers may tender these shares in the exchange offer.

   Solicitating Dealers. Deluxe will pay to soliciting dealers solicitation
fees of $    per Deluxe share, up to a maximum of 1,000 shares per tendering shareholder, for each Deluxe share validly tendered, not properly withdrawn and accepted for exchange if the soliciting dealer has affirmatively solicited this tender.

   Deluxe will not pay a solicitation fee:

  .  in connection with a tender of Deluxe shares by a shareholder:

    .  tendering more than 1,000 Deluxe shares; or

    .  tendering from a country outside of the United States; or

  .  to the dealer manager.

   Soliciting dealers include:

  . any broker or dealer in securities who is a member of any national securities exchange in the United States or of the National Association of Securities Dealers, Inc.; or

  .  any bank or trust company located in the United States.

   To receive a solicitation fee for the tender of Deluxe shares, the exchange agent must receive a properly completed and duly executed letter of transmittal, including a completed box entitled "Notice of Solicited Tenders" (Box #8).

   Deluxe will not pay a solicitation fee to a soliciting dealer if the soliciting dealer is required, for any reason, to transfer the amount of this fee to a tendering shareholder, other than itself. Soliciting dealers are not entitled to a solicitation fee on the Deluxe shares that they beneficially own or for any shares registered in their name, unless they hold the shares as nominee and tender them for the benefit of beneficial holders identified in the letter of transmittal. Brokers, dealers, banks, trust companies or fiduciaries acting as soliciting dealers are not agents of Deluxe, eFunds, the exchange agent, the dealer manager or of the information agent.

   Information Agent and Exchange Agent. Deluxe has retained Morrow & Co., Inc., to act as information agent, and Wells Fargo Bank Minnesota, N.A. to act as exchange agent for the exchange offer. The information agent may contact holders of Deluxe shares by mail, telephone, facsimile transmission and personal interviews. It may also request that brokers, dealers and other nominee shareholders forward materials relating to the exchange offer to beneficial owners.

   The information agent and the exchange agent will each:

  . receive reasonable and customary compensation for their respective services;

  .  be reimbursed for some reasonable out-of-pocket expenses; and

  . be indemnified against certain liabilities in connection with their services, including liabilities under federal securities laws.

   Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations in their respective roles as information agent and exchange agent, and the fees to be paid to them will not be based on the number of Deluxe shares tendered under the exchange offer. The exchange agent will, however, be compensated in part on the basis of the number of letters of transmittal received and on the number of stock certificates distributed under the exchange offer.

   Other. Deluxe will not pay any fees or commissions to any broker or dealer or any other person, other than the dealer manager, the soliciting dealers, the information agent and the exchange agent, for soliciting tenders of Deluxe shares under the exchange offer. Brokers, dealers, commercial banks and trust companies will, after request, be reimbursed by Deluxe for reasonable and necessary costs and expenses that they incurred in forwarding materials to their customers.

Certain Matters Relating to Foreign Jurisdictions

   Deluxe is currently unaware of any foreign jurisdiction where the making of the exchange offer to, or its acceptance by, current shareholders of record would not be legal.

   In any jurisdiction where the securities or blue sky laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer may be made on Deluxe's behalf, but only with its prior written consent, by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

   In Australia, France, Germany, Luxembourg, Ireland, Italy, Japan, Philippines, United Kingdom and Bermuda, Deluxe is conducting the exchange offer in reliance upon a private placement or other similar exemption or exception under the applicable laws of such jurisdictions. Deluxe is also seeking exemptive relief from the applicable laws in the Canadian provinces of Ontario, British Columbia and Quebec. In the event that Deluxe determines at any time that any exemption or exception would not be available, Deluxe reserves the right in its sole and absolute discretion to determine not to conduct the exchange offer in that jurisdiction and to reject any tenders in such jurisdiction.

   If Deluxe learns of any other jurisdiction where making the exchange offer to, or its acceptance by, current shareholders of record would not be permitted without further action to be taken by Deluxe, Deluxe intends to make a good faith effort to comply with the relevant law of such jurisdiction. If, after a good faith effort, Deluxe cannot comply with this law, Deluxe will not extend the exchange offer to holders of Deluxe shares residing in that jurisdiction.

                                  THE SPIN-OFF

   If the exchange offer is completed and fewer than 40,000,000 eFunds shares are exchanged, Deluxe will distribute all the remaining eFunds shares that it owns, pro rata to its remaining shareholders. Any distribution will be made to Deluxe shareholders of record at the close of business on a date to be determined following the completion of the exchange offer. This distribution is referred to as the spin-off. As soon as practicable after Deluxe has determined the record date for any spin-off distribution, Deluxe will publicly announce the record date and the date of the distribution.

   Deluxe will not distribute fractional eFunds shares under the spin-off. The exchange agent, acting as agent for the Deluxe shareholders otherwise entitled to receive fractional shares, will aggregate all fractional shares and sell them for the accounts of these shareholders. The proceeds that the exchange agent may realize at the sale of the fractional shares will be distributed, net of commissions, to the shareholders entitled thereto in accordance with the shareholder's fractional interest.

   None of Deluxe, eFunds, the dealer manager, the information agent, the exchange agent or any soliciting dealer will guarantee any minimum proceeds from the sale of eFunds shares, and will not pay interest on any of the proceeds.

                     MARKET PRICES AND DIVIDEND INFORMATION

Deluxe Shares

   The following table describes, for the calendar periods indicated, the per share range of high and low closing sale prices for Deluxe shares, as reported on the NYSE Composite Tape. The Deluxe shares are listed and traded on the NYSE under the symbol "DLX."

                                                          NYSE Price     Cash
                                                         ------------- Dividend
   Calendar Year                                          High   Low   Per Share
   -------------                                         ------ ------ ---------
   1998
     1st Quarter........................................ $35.69 $32.50   $0.37
     2nd Quarter........................................ $35.75 $31.38   $0.37
     3rd Quarter........................................ $37.94 $28.38   $0.37
     4th Quarter........................................ $37.00 $26.38   $0.37
   1999
     1st Quarter........................................ $37.38 $29.13   $0.37
     2nd Quarter........................................ $38.81 $28.31   $0.37
     3rd Quarter........................................ $40.50 $33.13   $0.37
     4th Quarter........................................ $34.81 $24.75   $0.37
   2000
     1st Quarter........................................ $29.00 $22.19   $0.37
     2nd Quarter........................................ $26.56 $23.31   $0.37
     3rd Quarter (through August 23, 2000).............. $24.00 $21.31   $ --

   The number of holders of record of Deluxe shares as of       , 2000 was    .

   On   , 2000, the closing sale price per Deluxe share as reported on the NYSE was $ . You should obtain current market quotations for Deluxe shares. No one can assure you what the market price of Deluxe shares will be before, on or after the date on which the exchange offer is completed.

eFunds Shares

   The following table describes, for the calendar periods indicated, the per share range of high and low sale prices for eFunds shares, as reported on the Nasdaq National Market. The eFunds shares are quoted and traded on Nasdaq under the symbol "EFDS."

                                                                  Nasdaq Price
                                                                  -------------
   Calendar Year                                                   High   Low
   -------------                                                  ------ ------
   2000
     2nd Quarter (from June 27, 2000 through June 30, 2000)...... $14.00 $10.88
     3rd Quarter (through August 23, 2000)....................... $11.69 $ 8.25

   On   , 2000, the last reported sale price per eFunds shares as reported on
Nasdaq was   . You should obtain current market quotations for eFunds shares.
No one can assure you what the market price of eFunds shares will be before, on or after the date on which the exchange offer is completed.

Dividend Policies

   Deluxe has paid quarterly dividends of $0.37 per Deluxe share during the past several years. Deluxe has announced that on September 5, 2000 it will pay a dividend of $0.37 for each outstanding Deluxe share to shareholders of record on August 21, 2000. With respect to dividend record dates occurring after the completion of the exchange offer, shareholders whose Deluxe shares are exchanged under this exchange offer will not be entitled to any dividend on the exchanged shares. Deluxe shareholders will continue to receive any regular quarterly dividend declared and paid in relation to Deluxe shares for Deluxe shares which are not exchanged under the exchange offer.

   If a dividend is declared with a record date before the completion of the exchange offer, Deluxe shareholders will be entitled to that dividend with respect to Deluxe shares which are tendered in the exchange offer. Tendering your Deluxe shares in the exchange offer is not a sale or transfer of the Deluxe shares until they are accepted by Deluxe for exchange upon completion of the exchange offer.

   The payment of dividends by Deluxe in the future will depend on business considerations, its financial conditions and earnings, as well as other factors. Deluxe cannot provide any assurances regarding the payment of dividends in the future, and the actual amount of any dividends declared and paid in the future may be more or less than the amount discussed above. However, Deluxe has no present intention to change the amount of its quarterly per share dividend during 2000.

   eFunds does not currently pay a dividend on its shares. eFunds has stated that it does not anticipate paying any cash dividend on the eFunds shares for the foreseeable future. eFunds intends to retain future earnings to fund the development and growth of its business.

                            CAPITALIZATION OF DELUXE

   The following table presents historical and unaudited pro forma capitalization for Deluxe giving effect to the transactions and events described below. The pro forma capitalization assumes that these transactions and events occurred as of June 30, 2000. The table should be read in conjunction with Deluxe's consolidated financial statements and related notes, the "Management's Discussion and Analysis of Financial Condition and Results of Operations of Deluxe" and the "Unaudited Pro Forma Condensed Consolidated Financial Statements of Deluxe" and related notes appearing elsewhere in this offering circular-prospectus.

   Deluxe's unaudited pro forma data gives effect to the completion of the
exchange offer at an exchange ratio of       eFunds shares for each Deluxe
share validly tendered and not properly withdrawn and assumes, based on alternative levels of participation in the exchange offer, the exchange of a
minimum of    Deluxe shares and a maximum of    Deluxe shares for eFunds
shares. At the minimum assumed participation level, the eFunds shares not exchanged are assumed to be distributed on a pro rata basis to all remaining Deluxe shareholders through the spin-off following completion of the exchange offer. The number of Deluxe shares assumed to be exchanged for the purposes of the Deluxe pro forma data may not be indicative of the actual number of Deluxe shares that may be exchanged pursuant to the exchange offer.

   The pro forma information is provided to aid in your analysis of the financial aspects of the exchange offer and is presented to show you what Deluxe might have looked like if the transactions described in this offering circular-prospectus had occurred at the times outlined above. You should not rely on the Deluxe pro forma information as being indicative of the historical results that would have been achieved had the transactions described in this offering circular-prospectus occurred at the times outlined above. Furthermore, this information may not necessarily reflect the results of operations, financial position and cash flows of Deluxe in the future. Interim results are not necessarily indicative of results for a full year.

                                              Unaudited
                                            June 30, 2000
                        ------------------------------------------------------
                                          Minimum               Maximum
                                   --------------------- ---------------------
                          Deluxe                Deluxe                Deluxe
                        Historical Adjustments Pro Forma Adjustments Pro Forma
                        ---------- ----------- --------- ----------- ---------
                                            (in thousands)
Long-term debt,
 excluding current
 portion...............  $ 13,499      --       $13,499      --       $13,499
                         --------      ---      -------      ---      -------
Shareholders' equity
  Common shares, $1 par
   value
    Authorized
     500,000,000 shares
    Historical,
     72,331,225 shares
     issued and
     outstanding.......    72,331
    Minimum,   shares
     issued and
     outstanding.......       --
    Maximum,   shares
     issued and
     outstanding.......       --
Additional paid-in
 capital...............     8,823
Retained earnings......   396,045
Accumulated other
 comprehensive income
 (loss)................    (1,642)
                         --------
  Total shareholders'
   equity..............   475,557
                         --------
  Total
   capitalization......  $489,056
                         ========

                         UNAUDITED PRO FORMA CONDENSED
                  CONSOLIDATED FINANCIAL STATEMENTS OF DELUXE

   The following unaudited pro forma condensed consolidated financial statements for Deluxe give effect to the transactions and events described below and in the notes to the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated statements of income assume that the transactions and events occurred on January 1, 1999. The unaudited pro forma condensed consolidated balance sheet assumes that these transactions and events occurred as of June 30, 2000.

   Deluxe's unaudited pro forma condensed consolidated financial statements give effect to the completion of the exchange offer, the exchange of a minimum
of    Deluxe shares and a maximum of    Deluxe shares. At the minimum assumed
participation level, the eFunds shares not exchanged are assumed to be distributed on a pro rata basis to all remaining Deluxe shareholders through the spin-off following completion of the exchange offer. The number of Deluxe shares assumed to be exchanged for the purposes of the Deluxe pro forma data may not be indicative of the actual number of Deluxe shares that may be exchanged pursuant to the exchange offer.

   The pro forma adjustments are based on available information and certain estimates and assumptions. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments. Deluxe believes that such assumptions provide a reasonable basis for presenting all of the significant effects of the transactions and events and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial statements. Historical amounts for Deluxe and eFunds were derived from the historical consolidated financial statements included elsewhere in this offering circular-prospectus.

   The pro forma information is provided to aid in your analysis of the financial aspects of the exchange offer and is presented to show you what Deluxe might have looked like if the transactions described in this offering circular-prospectus had occurred at the times outlined above. You should not rely on the Deluxe pro forma information as being indicative of the historical results that would have been achieved had the transactions described in this offering circular-prospectus occurred at the times outlined above. Furthermore, this information may not necessarily reflect the results of operations, financial position and cash flows of Deluxe in the future. Interim results are not necessarily indicative of results for a full year.

                               DELUXE CORPORATION

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                  Year Ended December 31, 1999                      Six Months Ended June 30, 2000
                        --------------------------------------------------  --------------------------------------------------
                          Deluxe        eFunds                    Deluxe      Deluxe       eFunds                     Deluxe
                        Historical  Historical (A) Adjustments  Pro Forma   Historical Historical (A) Adjustments    Pro Forma
                        ----------  -------------- -----------  ----------  ---------- -------------- -----------    ---------
                                                     (in thousands, except per share data)
Net sales.............  $1,650,500     $302,340      $ 8,839(B) $1,356,999   $811,182     $201,225     $ 30,442 (B)  $640,399
 Total cost of sales..     741,241      194,290        2,162(B)    549,113    351,894      127,897          639 (B)   224,636
                        ----------     --------      -------    ----------   --------     --------     --------      --------
Gross margin..........     909,259      108,050        6,677       807,886    459,288       73,328       29,803       415,763
 Total operating
  expenses............     607,165      109,138        6,677(B)    504,704    325,919       76,193       29,803 (B)   279,529
                        ----------     --------      -------    ----------   --------     --------     --------      --------
Income (loss) from
 operations...........     302,094       (1,088)         --        303,182    133,369       (2,865)         --        136,234
Other income (expense)
 Gain on sale of
  subsidiary shares...         --           --           --            --      30,113          --       (30,113)(E)       --
 Legal proceedings....       2,094        2,094          --            --         --           --           --            --
 Other income
  (expense)...........      28,973       (4,609)         --         33,582        540         (474)         --          1,014
 Interest income
  (expense)...........      (8,506)         963        1,848(C)     (7,621)    (7,248)      (1,296)        (765)(C)    (6,717)
                        ----------     --------      -------    ----------   --------     --------     --------      --------
Income (loss) before
 income taxes.........     324,655       (2,640)       1,848       329,143    156,774       (4,635)    (30,878)       130,531
Provision (benefit)
 for income taxes.....     121,633        5,586        7,157(D)    123,204     52,751       (1,285)      (4,994)(D)    49,042
                        ----------     --------      -------    ----------   --------     --------     --------      --------
Net income (loss).....  $  203,022     $ (8,226)     $(5,309)   $  205,939   $104,023     $ (3,350)    $(25,884)     $ 81,489
                        ==========     ========      =======    ==========   ========     ========     ========      ========
Net income per share--
 basic................  $     2.65                              $      --    $   1.44                                $    --
 Minimum(F)...........
 Maximum(F)...........
Net income per share--
 diluted..............  $     2.64                                     --    $   1.44
 Minimum(F)...........
 Maximum(F)...........
Shares used in
 computing:
 Basic net income per
  share...............      76,710                                     --      72,203                                     --
 Minimum(F)...........
 Maximum(F)...........
 Diluted net income
  per share...........      77,009                                     --      72,279                                     --
 Minimum(F)...........
 Maximum(F)...........

-------
The following notes are an integral part of these unaudited pro forma condensed consolidated statements of income.

(A) Represents eFunds' statements of operations which will not be consolidated in Deluxe's consolidated statements of income subsequent to the separation of eFunds from Deluxe. This separation of eFunds from Deluxe is expected to be treated as a disposal of a line of business.
(B) Represents the addition of intercompany net sales and intercompany expenses previously eliminated from Deluxe's consolidated historical results.
(C) Represents eFunds' interest income earned or interest (expense) paid on its intercompany account previously eliminated from Deluxe's historical consolidated results.
(D) Represents the tax impact to Deluxe for the above adjustments and the elimination of eFunds' results using an assumed effective tax rate equal to the federal statutory rate of 35% and the elimination of the impact of the gain on eFunds' IPO on Deluxe's effective tax rate.
(E) Represents the elimination of the gain associated with eFunds' IPO. The separation of eFunds from Deluxe is expected to be treated as a disposal of a line of business.
(F) Deluxe's unaudited pro forma condensed consolidated financial statements give effect to the completion of the exchange offer and the exchange of a
    minimum of    Deluxe shares and a maximum of    Deluxe shares. At the
    minimum assumed participation level, the eFunds shares not exchanged are assumed to be distributed on a pro rata basis to all remaining Deluxe shareholders through the spin-off following completion of the exchange offer. The number of Deluxe shares assumed to be exchanged for the purposes of the Deluxe pro forma data may not be indicative of the actual number of Deluxe shares that will be exchanged pursuant to the exchange offer.

                               DELUXE CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                           At June 30, 2000
                            -------------------------------------------------
                                                             Maximum
                                                      -----------------------
                              Deluxe       eFunds                    Deluxe
                            Historical  Historical(A) Adjustments   Pro Forma
                            ----------  ------------- -----------   ---------
                                            (in thousands)
          Assets
Current assets:
  Cash, cash equivalents
   and marketable
   securities.............. $  109,339    $ 93,289      $ 3,756(B)  $ 19,806
  Restricted custodial
   cash....................      6,311       6,311          --           --
  Trade accounts
   receivable..............    126,141      60,665          --        65,476
  Inventories and
   supplies................     25,377         --           --        25,377
  Deferred advertising.....     11,776         --           --        11,776
  Deferred income taxes....     19,215      13,948          --         5,267
  Prepaid expenses and
   other current assets....     45,567       8,417          --        37,150
                            ----------    --------      -------     --------
    Total current assets...    343,726     182,630        3,756      164,852
Long-term assets...........     65,335      25,318        1,554(C)    41,571
Restricted cash............     28,748      28,748          --           --
Property, plant and
 equipment, net............    272,351      69,195          --       203,156
Intangibles, net...........    320,673      88,413          --       232,260
                            ----------    --------      -------     --------
    Total assets........... $1,030,833    $394,304      $ 5,310     $641,839
                            ==========    ========      =======     ========
      Liabilities and
    Shareholders' Equity
Current liabilities:
  Accounts payable......... $   55,285    $ 22,809      $   --      $ 32,476
  Accrued liabilities......    277,327      80,635          --       196,692
  Short-term debt..........     19,813       8,568        3,756(B)    15,001
  Long-term debt due within
   one year................    102,755       2,149          --       100,606
                            ----------    --------      -------     --------
    Total current
     liabilities...........    455,180     114,161        3,756      344,775
Long-term debt.............     13,499       2,923          --        10,576
Deferred income taxes......     46,571         --         1,554(C)    48,125
Other long-term
 liabilities...............      8,144          50          --         8,094
Minority interests in net
 assets of subsidiary......     31,882         --       (31,882)(D)      --
Shareholders equity:
  Common shares $1 par
   value...................     72,331         --
  Additional paid-in
   capital.................      8,823         --
  Retained earnings........    396,045     277,170
  Accumulated other
   comprehensive loss......     (1,642)        --
                            ----------    --------      -------     --------
  Shareholders' equity.....    475,557     277,170       31,882      230,269(E)
                            ----------    --------      -------     --------
      Total liabilities and
       shareholders'
       equity.............. $1,030,833    $394,304      $ 5,310     $641,839
                            ==========    ========      =======     ========

--------
The following notes are an integral part of this unaudited pro forma condensed consolidated balance sheet.
(A) Represents eFunds' balance sheet which will not be consolidated in Deluxe's consolidated balance sheet subsequent to the separation of eFunds from Deluxe. The separation of eFunds from Deluxe is expected to be treated as a disposal of a line of business.
(B) Represents the settlement of the intercompany account between eFunds and Deluxe.
(C) Represents the reversal of certain classifications made for eFunds' balance sheet.
(D) Represents the elimination of the minority interest in the equity of
    eFunds.
(E) Assumes the exchange of      Deluxe shares. Total shareholders' equity
    would not change at the minimum assumed participation level because the eFunds shares not exchanged through the exchange offer are assumed to be distributed through the spin-off. At this minimum participation level,
    common shares would be      and retained earnings would be     .

                       SELECTED FINANCIAL DATA OF DELUXE

   The following selected financial data should be read together with Deluxe's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Deluxe" included elsewhere in this offering circular-prospectus. The selected statement of income data shown below for the five years ended December 31, 1999 and the respective December 31 selected balance sheet data are derived from Deluxe's audited consolidated financial statements which have been audited by Deloitte & Touche LLP, independent auditors.

   The selected statement of income data shown below for the six months ended June 30, 1999 and 2000 and the respective June 30 selected balance sheet data are derived from Deluxe's unaudited consolidated financial statements. In the opinion of Deluxe's management, all adjustments necessary for a fair presentation of these financial statements are included. Other than the adjustments related to restructuring charges discussed in Note 3 to the Deluxe consolidated financial statements, contract losses discussed in Note 5 to the Deluxe consolidated financial statements, and the sale of subsidiary shares discussed in Note 8 to the Deluxe consolidated financial statements, the adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

                                                                                           Unaudited
                                                                                          Six Months
                                         Year Ended December 31,                        Ended June 30,
                          ----------------------------------------------------------  --------------------
                             1995        1996        1997        1998        1999       1999       2000
                          ----------  ----------  ----------  ----------  ----------  --------  ----------
                                     (in thousands, except per share and operating data)
Statement of Income
 Data:
Net sales...............  $1,937,605  $1,980,577  $1,920,629  $1,933,659  $1,650,500  $821,918  $  811,182
                          ----------  ----------  ----------  ----------  ----------  --------  ----------
 Cost of sales,
  excluding loss
  contract and asset
  impairment charges....     951,405     999,202     897,313     895,050     732,541   370,221     342,194
 Loss contract and asset
  impairment charges....         --          --        2,470      40,949       8,700       117       9,700
                          ----------  ----------  ----------  ----------  ----------  --------  ----------
   Total cost of sales..     951,405     999,202     899,783     935,999     741,241   370,338     351,894
                          ----------  ----------  ----------  ----------  ----------  --------  ----------
Gross margin............     986,200     981,375   1,020,846     997,660     909,259   451,580     459,288
                          ----------  ----------  ----------  ----------  ----------  --------  ----------
 Selling, general and
  administrative........     802,416     782,366     766,403     753,290     602,157   294,044     323,964
 Research and
  development(1)........         --          --        2,175       1,361       5,008     2,377       1,955
 Asset impairment
  charges...............         --      111,900      96,549         --          --        --          --
                          ----------  ----------  ----------  ----------  ----------  --------  ----------
   Total operating
    expenses............     802,416     894,266     865,127     754,651     607,165   296,421     325,919
                          ----------  ----------  ----------  ----------  ----------  --------  ----------
Income from operations..     183,784      87,109     155,719     243,009     302,094   155,159     133,369
Other income (expense):
 Gain on sale of
  subsidiary shares.....         --          --          --          --          --        --       30,113
 Legal proceedings......         --          --      (40,050)      4,157       2,094     2,094         --
 Other income
  (expense).............      (1,404)     42,305       8,303       4,022      28,973     2,027         540
 Interest income
  (expense).............     (13,061)    (10,649)     (8,822)     (8,273)     (8,506)   (3,458)     (7,248)
                          ----------  ----------  ----------  ----------  ----------  --------  ----------
Income from continuing
 operations before
 income taxes...........     169,319     118,765     115,150     242,915     324,655   155,822     156,774
Provision for income
 taxes..................      74,885      53,302      70,478      99,852     121,633    60,010      52,751
                          ----------  ----------  ----------  ----------  ----------  --------  ----------
Net income from
 continuing operations..  $   94,434  $   65,463  $   44,672  $  143,063  $  203,022  $ 95,812  $  104,023
                          ==========  ==========  ==========  ==========  ==========  ========  ==========
Net income from
 continuing operations
 per share:
 Basic..................  $     1.15  $     0.80  $     0.55  $     1.77  $     2.65  $   1.22  $     1.44
 Diluted................  $     1.15  $     0.79  $     0.55  $     1.77  $     2.64  $   1.21  $     1.44
Cash dividends per
 share..................  $     1.48  $     1.48  $     1.48  $     1.48  $     1.48  $   0.74  $     0.74
Number of shares used in
 computing net income
 from continuing
 operations per share:
 Basic..................      82,420      82,311      81,854      80,648      76,710    78,790      72,203
 Diluted................      82,462      82,433      81,957      80,855      77,009    79,079      72,279
Operating Data:
Number of employees at
 period end.............      19,286      19,643      18,937      15,296      11,691    14,801      10,998
Number of production and
 service facilities at
 period end.............          81          81          68          58          46        60          46
                                               December 31,                           Unaudited June 30,
                          ----------------------------------------------------------  --------------------
                             1995        1996        1997        1998        1999       1999       2000
                          ----------  ----------  ----------  ----------  ----------  --------  ----------
Balance Sheet Data:
Cash, cash equivalents
 and marketable
 securities (2).........  $   19,938  $  142,571  $  179,459  $  309,522  $  166,178  $115,770  $  109,339
Working capital.........      12,290     108,147     131,058     177,385      14,083   (29,928)   (111,454)
Total assets............   1,295,095   1,176,440   1,148,364   1,171,519     992,643   990,604   1,030,833
Long-term debt,
 excluding current
 portion................     110,997     108,622     109,986     106,321     115,542   105,327      13,499
Total shareholders'
 equity.................     780,374     712,916     610,248     606,565     417,308   462,648     475,557

-------
(1) Research and development expenses are included in, but were not separately recorded from, cost of sales and selling, general and administrative expenses for the years ended December 31, 1995 and 1996.
(2) Excludes restricted cash which represents cash that eFunds has supplied to ATMs managed by a client and cash that it temporarily holds in custodial accounts on behalf of clients.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DELUXE

   You should read the following discussion together with "Selected Financial Data of Deluxe" and its consolidated financial statements and the notes to those financial statements included in this offering circular-prospectus. In addition to historical and pro forma information, this discussion contains forward-looking information that involves risks and uncertainties. Deluxe's actual results could differ materially from those anticipated by Deluxe's management due to competitive factors, risks associated with its expansion plans and strategic initiatives and other factors discussed under "Risk Factors" and elsewhere in this offering circular-prospectus.

Overview

   Deluxe is organized into two operating segments based on the nature of the products and services offered by each: paper payment systems and eFunds. Paper payment systems provides checks and related products to financial institutions, consumers and small businesses. eFunds provides transaction processing and risk management services to financial institutions, retailers, electronic funds transfer networks, e-commerce providers and government agencies and offers information technology consulting and business process management services, both on a stand-alone basis and as a complement to its electronic payments business. In April 1999, Deluxe announced that it was changing its business model to a holding company structure with independently operated business units. In December 1999, Deluxe sold its collections business, NRC Holding Corporation and its subsidiaries, which did not fit into its new business model. Deluxe's segments operate primarily in the United States. The eFunds segment also has some international operations. Prior to 1999, Deluxe also operated two other business segments: direct response and Deluxe direct. The sales of both of these businesses to Taylor Corporation were completed in December 1998. Direct response provided direct marketing, customer database management and related services to the financial industry and other businesses. Deluxe direct primarily sold greeting cards, stationery and specialty paper products through direct mail.

   In January 2000, Deluxe announced that its board of directors approved a plan to combine the businesses within the eFunds segment into a separate, independent, publicly traded company called eFunds. eFunds issued 5.5 million eFunds shares to the public in June 2000. Prior to this IPO, Deluxe owned 40 million, or 100%, of eFunds' total outstanding shares. Subsequent to the IPO, Deluxe continues to own 40 million eFunds shares, representing approximately 88% of eFunds' total outstanding shares. eFunds' proceeds from the IPO totaled $71.5 million ($62.0 million, net of offering expenses).

   On January 31, 2000, Deluxe announced that it planned to offer all of its eFunds' shares to Deluxe's shareholders through an exchange offer under which Deluxe's shareholders would be given the opportunity to tender some or all of their Deluxe shares in exchange for eFunds shares owned by Deluxe. If the exchange offer is completed and fewer than 40 million eFunds shares are exchanged for Deluxe shares, Deluxe plans to distribute all of the remaining eFunds shares that it owns to its remaining shareholders on a pro rata basis through the spin-off. The exchange offer is subject to the conditions set forth in "The Exchange Offer--Conditions to Consummation of the Exchange Offer" included elsewhere in this offering circular-prospectus. Deluxe cannot be certain that the exchange offer will be completed. If Deluxe does not complete the exchange offer, Deluxe will continue to control eFunds and may not realize the anticipated benefits from the separation of the two companies. If the exchange offer is completed, it could result in a substantial decrease in the total number of Deluxe shares outstanding. Additionally, Deluxe would recognize an additional gain on the exchange of eFunds shares for Deluxe shares. Deluxe will incur additional costs and expenses associated with the exchange offer. A portion of these costs will be expensed in future periods and a portion is expected to be netted against the gain recognized at the time the exchange offer is completed.

   Deluxe has entered into various agreements related to transition and ongoing relationships with eFunds. These agreements relate to, among other things, intercompany loans, information technology consulting, business process management services, indemnification, data sharing, real estate matters, tax sharing and transition services. The intercompany loan matures at the earlier of December 31, 2000 or completion of the exchange offer. eFunds will compensate Deluxe for providing services and will negotiate third-party rates after the transition arrangements terminate. The transition period varies depending on the agreement, but many transition services will terminate upon completion of the exchange offer. Some of the transition agreements may be extended beyond the "initial transition periods." For a discussion of these agreements, see "Agreements between Deluxe and eFunds."

Electronic Benefits Transfer and Medical Eligibility Verification Businesses

   Deluxe has decided to exit the electronic benefits transfer (EBT) and medical eligibility verification businesses as soon as its current contractual commitments expire in 2006. During the wind down period, Deluxe intends to continue to take steps to improve the profitability of the current businesses. Deluxe has agreed to indemnify eFunds for future losses arising from any litigation based on the conduct of these businesses prior to eFunds' IPO in June 2000, and from future losses on identified loss contracts in excess of Deluxe's $29.2 million loss contract reserve as of April 30, 2000. The indemnification obligation does not apply to losses covered by the existing reserves. The maximum amount of litigation and contract losses for which Deluxe will indemnify eFunds is $14.6 million. After the completion of the exchange offer and any spin-off, any indemnification payments to eFunds will be recorded as an expense in Deluxe's consolidated statements of income. Prior to the completion of these transactions, any indemnification payments to eFunds will be treated as capital contributions.

Loss Contract, Asset Impairment and Other Charges

   Over the past three years, Deluxe has had significant charges for legal proceedings, asset impairments, contract losses, restructurings and other developments. Additionally, Deluxe has had a gain from the sale of subsidiary shares and gains and losses from the dispositions of businesses. These items have had a significant impact on Deluxe's results of operations and financial position over this period of time. The significant items recorded in 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000 are as follows, on a pretax basis (dollars in millions):

                                                               Unaudited
                                         Year Ended         Six Months Ended
                                        December 31,            June 30,
                                     ---------------------  -----------------
                                      1997   1998    1999    1999      2000
                                     ------  -----  ------  -------- --------
   Legal proceedings charges
    (reversals)..................... $ 40.0  $(4.2) $ (2.1)   $(2.1) $    --
   Asset impairment charges.........   99.0   26.3     0.5       .1       --
   (Gains) losses on sales of
    businesses......................   (0.9)   4.9   (19.8)     --        --
   Loss contract charges............    --    14.7     8.2      --        9.7
   Restructuring charges
    (reversals).....................   24.5   38.5   (10.6)    (4.6)     (1.6)
   Gain on sale of subsidiary
    shares..........................    --     --      --       --      (30.1)
   Executive change of control and
    employment agreements...........    --     --      --       --        7.2
                                     ------  -----  ------  -------  --------
     Total charges (gains).......... $162.6  $80.2  $(23.8) $  (6.6) $  (14.8)
                                     ======  =====  ======  =======  ========

   These items are reflected in the statements of income for 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000 as follows (dollars in millions):

                                                                Unaudited
                                            Year Ended       Six Months Ended
                                           December 31,          June 30,
                                        -------------------  -----------------
                                         1997  1998   1999    1999      2000
                                        ------ ----- ------  -------- --------
   Cost of sales....................... $ 10.1 $51.9 $  6.7  $   1.1  $    9.7
   Operating expenses (income).........  110.5  20.1   (6.3)    (3.2)      5.6
   Other expense (income)..............   42.0   8.2  (24.2)    (4.5)    (30.1)
                                        ------ ----- ------  -------  --------
     Total............................. $162.6 $80.2 $(23.8) $  (6.6) $  (14.8)
                                        ====== ===== ======  =======  ========

   For more information about these items, see Notes 3, 4, 5, 6, 8 and 17 to Deluxe's consolidated financial statements.

Results of Operations

   The following table presents, for the periods indicated, the relative composition of selected statement of income data:

                                                                     Unaudited
                                                                 Six Months Ended
                                 Year Ended December 31,             June 30,
                             ----------------------------------  ------------------
                                1997        1998        1999       1999      2000
                             ----------  ----------  ----------  --------  --------
                                               (in thousands)
   Net sales:
    Paper payment systems..  $1,289,416  $1,281,694  $1,232,924  $615,659  $640,399
    eFunds.................     229,065     267,520     302,340   140,423   201,225
    Other (includes
     intercompany
     eliminations).........     402,148     384,445     115,236    65,836   (30,442)
                             ----------  ----------  ----------  --------  --------
   Total net sales.........  $1,920,629  $1,933,659  $1,650,500  $821,918  $811,182
                             ==========  ==========  ==========  ========  ========
   Gross margin:
    Paper payment systems..  $  760,175  $  779,021  $  775,925  $381,036  $415,763
    eFunds.................      82,629      55,212     108,050    52,183    73,328
    Other (includes
     intercompany
     eliminations).........     178,042     163,427      25,284    18,361   (29,803)
                             ----------  ----------  ----------  --------  --------
   Total gross margin......  $1,020,846  $  997,660  $  909,259  $451,580  $459,288
                             ==========  ==========  ==========  ========  ========
   Operating expenses:
    Paper payment systems..  $  486,245  $  477,338  $  465,685  $228,831  $255,447
    eFunds.................      81,301      81,823     109,138    44,785    76,193
    Other (includes
     intercompany
     eliminations).........     297,581     195,490      32,342    22,805    (5,721)
                             ----------  ----------  ----------  --------  --------
   Total operating
    expenses...............  $  865,127  $  754,651  $  607,165  $296,421  $325,919
                             ==========  ==========  ==========  ========  ========
   Income (loss) from
    operations:
    Paper payment systems..  $  273,930  $  301,683  $  310,240  $152,205  $160,316
    eFunds.................       1,328     (26,611)     (1,088)    7,398    (2,865)
    Other..................    (119,539)    (32,063)     (7,058)   (4,444)  (24,082)
                             ----------  ----------  ----------  --------  --------
   Total income from
    operations.............  $  155,719  $  243,009  $  302,094  $155,159  $133,369
                             ==========  ==========  ==========  ========  ========

Six Months Ended June 30, 2000 Compared to the Six Months Ended June 30, 1999

   Net sales. Net sales decreased $10.7 million, or 1.3%, to $811.2 million during the first six months of 2000 from $821.9 million during the first six months of 1999. 1999 sales included $66.6 million of sales from Deluxe's collections business which was sold in December 1999. With these sales excluded, net sales increased 7.4% during the first six months of 2000.

   Paper payment systems net sales increased $24.7 million, or 4.0%, to $640.4 million in the first six months of 2000 from $615.7 million in the first six months of 1999. This increase was due, in part, to the acquisition in February 2000 of Designer Checks which contributed revenues of $26.8 million during the first six months of 2000. Additionally, the segment experienced volume increases in its direct checks business, increased revenue per unit for both its financial institution checks and business forms businesses, a price increase for postage within its financial institution checks business and a price increase for phone reorders in its direct checks business. Partially offsetting these improvements was a decrease in volume for the financial institution checks business due to lost customers. The loss of business was due primarily to competitive pricing requirements that fell below the segment's per unit revenue and profitability targets.

   eFunds net sales increased $60.8 million, or 43.3%, to $201.2 million in the first six months of 2000 from $140.4 million in the first six months of 1999. On a full year pro forma basis, taking into account Deluxe's acquisition of the remaining 50% interest in HCL-Deluxe, N.V. in April 1999 as if it had occured on January 1, 1999, net sales increased $56.5 million, or 39.0%, to $201.2 million in the first six months of 2000 from $144.7 million in the first six months of 1999. This increase was due primarily to volume increases across virtually all product lines, except the EBT portion of this segment, which experienced a slight decrease in revenues. Additionally, the segment initiated business process management and information technology consulting services for Deluxe's paper payment systems segment in 2000. Excluding intersegment sales on a pro forma basis, taking into account the HCL-Deluxe, N.V. acquisition in April 1999 as if it had occurred on January 1, 1999, eFunds net sales increased $27.7 million, or 19.3%, to $170.8 million in the first six months of 2000 from $143.1 million in the first six months of 1999.

   Gross margin. Gross margin increased $7.7 million, or 1.7%, to $459.3 million for the first six months of 2000 from $451.6 million for the first six months of 1999. As a percentage of net sales, gross margin increased to 56.6% for the first six months of 2000 from 54.9% for the first six months of 1999. Cost of sales for the first six months of 2000 included net charges of $9.7 million for additional expected future losses on the contracts of the eFunds segment's EBT business. In April 2000, Deluxe completed negotiations with the prime contractor for a state coalition for which eFunds provides EBT services. Previously, Deluxe was operating without a binding, legally enforceable contract with this contractor. Deluxe increased its accrual for expected future losses on long-term service contracts by $12.2 million to reflect the fact that Deluxe now had a definitive agreement with this contractor. Partially offsetting this charge was the reversal of $2.5 million of previously recorded contract loss accruals resulting from productivity improvements and cost savings from lower than anticipated telecommunications and interchange expenses. Excluding the net $9.7 million of charges, Deluxe's gross margin percentage would have been 57.8% for the first six months of 2000. These increases were partially due to the sale of Deluxe's collections business in December 1999. This business had a gross margin percentage of 27.8% for the first six months of 1999.

   Paper payment systems gross margin percentage increased to 64.9% for the first six months of 2000 from 61.9% for the same period in 1999. This increase was due to cost reductions realized from closing financial institution check printing plants, continuing process improvements within all businesses and the loss of lower margin customers within the financial institution checks business. The last of the scheduled check printing plant closings was completed during the first quarter of 2000, and the segment consolidated two facilities into one at the end of the second quarter. The segment plans to continue its process improvements and focus on increasing sales of higher margin products during the remainder of 2000.

   eFunds gross margin percentage decreased to 36.4% for the first six months of 2000 from 37.2% for the same period in 1999. Cost of sales for the second quarter of 2000 included net charges of $9.7 million for additional expected future losses on the contracts of the segment's EBT business. Excluding these charges, eFunds' gross margin percentage would have been 41.3% for the first six months of 2000, showing improvement over 1999. This improvement was due to a shift toward electronic customer inquiries in the account verification business which generate higher margins, increased utilization of existing infrastructure, less reliance on sub-contractors, an increasing portion of work being performed at the India facilities where margins are higher, and the implementation of cost containment measures within the segment's EBT business.

   Operating expenses. Operating expenses increased $29.5 million, or 10.0%, to $325.9 million in the first six months of 2000 from $296.4 million in the first six months of 1999. As a percentage of net sales, operating expenses increased to 40.2% in the first six months of 2000 as compared to 36.1% in the first six months of 1999. Operating expenses for the first six months of 2000 included net restructuring reversals of $1.6 million, charges of $7.2 million for payments due to certain officers under change of control and executive employment agreements, as well as additional charges of $3.2 million for administrative costs relating to the proposed separation of eFunds from Deluxe. Operating expenses for the first six months of 1999 included net restructuring reversals of $3.2 million. Additionally, the increase in operating expenses was due to a number of other factors including the HCL-Deluxe, N.V. and Designer Checks acquisitions, as well as increased marketing and infrastructure expenses for new and existing products. These increases were partially offset by the sale of

Deluxe's collections business in December 1999. The collections business had $17.0 million of operating expenses in the first six months of 1999.

   Paper payment systems operating expenses increased 11.6% in the first six months of 2000 from the first six months of 1999. This reflects increased spending on Internet commerce infrastructure and additional capabilities for new ventures, as well as increased marketing expenses for the direct checks business as it continues to emphasize new customer acquisition. Additionally, the segment experienced increased operating expenses due to the acquisition of Designer Checks in February 2000. Partially offsetting these increases was the net reversal of $2.1 million of restructuring charges in the first six months of 2000.

   eFunds operating expenses increased 70.1% in the first six months of 2000 from the first six months of 1999. As a percentage of net sales, operating expenses increased to 37.9% during the first six months of 2000 compared to 31.9% during the first six months of 1999. These increases were due to several factors, including the acquisition of HCL-Deluxe, N.V. in April 1999, additional promotional advertising geared toward creating brand awareness and infrastructure investments. Additionally, in the first six months of 1999 the segment reversed $2.0 million of restructuring accruals from prior periods related to the decision to retain the international operations of this segment.

   Other income (expense). Other income increased $22.7 million to $23.4 million in the first six months of 2000 from $0.7 million in the first six months of 1999. This increase was due primarily to the gain of $30.1 million recognized upon the IPO of eFunds in June 2000. Offsetting this increase was higher interest expense and lower investment income, as well as the fact that results for the first six months of 1999 included the reversal of $2.1 million of reserves for legal proceedings and the reversal of $2.3 million of restructuring reserves.

   Provision for income taxes. Deluxe's effective tax rate for the first six months of 2000 was 33.6% compared to 38.5% for the first six months of 1999. This decrease was due primarily to the fact that the gain recognized on the eFunds IPO is not taxable. Thus, this gain was subtracted from pre-tax income when calculating Deluxe's estimated annual tax rate.

   Net income. Net income increased $8.2 million, or 8.6%, to $104.0 million in the first six months of 2000 from $95.8 million in the first six months of 1999. The $30.1 million gain recorded on the eFunds IPO and Deluxe's improved gross margin were offset by increased operating expenses related to Internet commerce spending and other infrastructure investments, increased marketing expenses within the direct checks and eFunds businesses, and increased goodwill amortization due to acquisitions.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Net sales. Net sales decreased $283.2 million, or 14.6%, to $1,650.5 million in 1999 from $1,933.7 million in 1998. This decrease was primarily due to discontinuing production of direct mail products and the sale of the remaining businesses in the direct response and Deluxe direct segments in 1998. These segments contributed net sales of $266.6 million in 1998. NRC contributed approximately $120.0 million in net sales in both 1998 and 1999, but is not included in Deluxe's operations in 2000 as it was sold in December 1999.

   Paper payment systems net sales decreased $48.8 million, or 3.8%, to $1,232.9 million in 1999 from $1,281.7 million in 1998. This decrease was primarily due to lower volume in the financial institution checks business due to lost customers. The loss of business was due to competitive pricing requirements which fell below the segment's per unit revenue and profitability targets. This volume decrease was partially offset by increased volume for both the direct checks and business forms businesses and increased revenue per unit for all businesses.

   eFunds net sales increased $34.8 million, or 13.0%, to $302.3 million in 1999 from $267.5 million in 1998. On a full year pro forma basis, taking into account the HCL-Deluxe acquisition in April 1999 as if it had occurred on January 1, 1999, net sales increased $27.1 million, or 9.7%, to $306.7 million in 1999 from $279.6 million in 1998. This improvement was due primarily to volume increases across virtually all product lines, except for software sales which decreased due to customer reluctance to make significant software changes prior to Year 2000. Transaction volumes increased 27.3% and inquiry volumes increased 6.1% as the result of higher volumes from existing customers. The medical eligibility verification business saw the effect of price increases on existing contracts. Additionally, the segment's business process management business added new customers and began providing services to Deluxe's paper payment systems segment. Net sales in 1999 included minimal contributions from several new products which were launched in late 1999.

   Gross margin. Gross margin decreased $88.4 million, or 8.9%, to $909.3 million in 1999 from $997.7 million in 1998. As a percentage of net sales, gross margin increased to 55.1% in 1999 compared to 51.6% in 1998. Gross margins in 1999 were negatively affected by charges of $8.2 million for additional expected future losses on EBT-related contracts of the eFunds segment. A majority of those charges resulted from transitioning switching services provided to Citibank from Deluxe to a new processor. Also, lower than projected actual EBT transaction volumes (primarily related to states fully rolled-out in 1999) resulted in changes in addition to the estimates underlying the 1998 charges. These charges were partially offset by the net reversal of $2.0 million of restructuring reserves. Restructuring reserves relating to the closing of financial institution check printing plants within the paper payment systems segment, were reduced by $2.9 million. The closing check printing plants experienced higher attrition rates than anticipated resulting in lower severance payments than originally estimated. Offsetting this reduction was additional restructuring charges of $0.9 million relating to reductions within Deluxe's collection business. By comparison, 1998 cost of sales included restructuring charges of $10.9 million relating to discontinuing production of the direct response segment's direct mail products and the planned closure of four financial institution check printing plans within the paper payment systems segment. Additionally, charges of $40.9 million were recorded in 1998 for asset impairments and accrued contract losses relating to the eFunds segment. Excluding the loss contract, asset impairment and restructuring charges, Deluxe's gross margin would have been 55.5% in 1999 and 54.3% in 1998.

   Paper payment systems gross margin percentage increased to 62.9% in 1999 from 60.8% in 1998. This increase was due to cost reductions realized from closing financial institution check printing plants, process improvements within all businesses and the loss of lower margin customers within the financial institution checks business.

   eFunds gross margin percentage increased to 35.7% in 1999 from 20.6% in 1998. Excluding the loss contract and asset impairment charges, the gross margin percentage would have been 38.6% in 1999 and 35.9% in 1998. This increase was the result of the segment's improved sales, as well as lower depreciation and amortization expense in 1999 due to the asset impairment charges recorded in 1998. Partially offsetting these improvements was the introduction of new services, primarily check conversion services, and amortization of software related to new products. Additionally, the HCL-Deluxe, N.V. business, which was acquired in April 1999, contributed a gross margin of 26.4% in 1999. While this compares favorably with the 22.6% gross margin realized by this business in 1998, prior to the inclusion of its results in Deluxe's consolidated financial statements, it did lower the eFunds segment's gross margin in 1999.

   Operating expenses. Operating expenses decreased $147.5 million, or 19.5%, to $607.2 million in 1999 from $754.7 million in 1998. As a percentage of net sales, operating expenses were 36.8% in 1999 compared to 39.0% in 1998. 1999 operating expenses included the net reversal of $6.3 million of restructuring reserves. By comparison, 1998 operating expenses included net restructuring charges of $20.1 million. With these items excluded from each year, operating expenses decreased $121.1 million, or 16.5%, from 1998. This decrease was largely due to discontinuing production of the direct response segment's direct mail products and the sale of the remaining businesses within the direct response and Deluxe direct segments in 1998. These businesses had $146.7 million of operating expenses in 1998. NRC had approximately $32.0 million of operating expenses in both 1998 and 1999 which are not included in Deluxe's operations in 2000 because the business was sold in December 1999.

   Paper payment systems operating expenses decreased 2.4% from 1998 to 1999. This reflected a decrease within the financial institution checks business resulting from consolidation efforts and reductions in the number of employees. These decreases were offset by increased marketing expenses for the direct checks business due to an increased emphasis on new customer acquisition.

   eFunds operating expenses increased $27.3 million, or 33.4%, to $109.1 million in 1999 from $81.8 million in 1998. As a percentage of net sales, operating expenses increased to 36.1% in 1999 from 30.6% in 1998. This increase was predominantly related to costs incurred in conjunction with the development of DebitBureau, infrastructure investments and goodwill amortization. These increases were partially offset by initiatives designed to lower operating expenses, such as reductions in hiring, travel costs and consulting fees, and lower restructuring charges. 1999 operating expenses included the reversal of $2.4 million of restructuring charges, while 1998 operating expenses included net restructuring charges of $2.2 million.

   Other income (expense). Other income increased $22.7 million from 1998 to 1999. 1999 included a $19.8 million gain on the sale of NRC, while 1998 included a combined loss of $4.9 million on sales of businesses. Additionally, the losses of the HCL-Deluxe, N.V. business were no longer included in other expense after April 1999 when Deluxe acquired the remaining ownership interest in this business. After this date, Deluxe began consolidating this business' results of operations in its consolidated financial statements.

   Provision for income taxes. Deluxe's effective tax rate decreased to 37.5% for 1999 from 41.1% for 1998 due primarily to decreased state tax expense.

   Net income. Net income in 1999 increased to $203.0 million, compared to $143.1 million in 1998. This increase was due in part to the reduced restructuring charges, asset impairment charges and accrued losses on long-term service contracts in 1999. The increase was also due in part to improvement in Deluxe's operating margin resulting from better performance from its ongoing operations as well as from the sales of the businesses within the direct response and Deluxe direct segments in 1998.

Year ended December 31, 1998 Compared to Year Ended December 31, 1997

   Net sales. Net sales increased $13.0 million, or 0.7% to $1,933.7 million in 1998 from $1,920.6 million in 1997. Revenues lost due to divestitures were more than offset by growth in the eFunds segment. Excluding businesses divested in both years, Deluxe's consolidated net sales increased 2.0% from 1997 to 1998.

   Paper payment systems sales decreased $7.7 million, or 0.6% to $1,281.7 million in 1998 from $1,289.4 million in 1997. This decrease is primarily due to lower volume in the financial institution checks business resulting from lost customers. The loss of business was due to competitive pricing requirements which fell below the segment's per unit revenue and profitability targets. This decrease was partially offset by increased volume for the direct checks business and new pricing strategies within the financial institution checks business.

   eFunds sales increased $38.4 million, or 16.8%, to $267.5 million in 1998 from $229.1 million in 1997. Increased transaction processing volume, higher inquiry volumes, and higher software licensing and professional services contributed to this increase. Transaction volumes increased 19.0% and inquiry volumes increased 5.9% as a result of higher volumes from existing clients. Software licensing and related services increased due to clients' demands for new software systems to address potential Year 2000 impacts. Additionally, the EBT business entered into additional state contracts and completed the roll-out of existing contracts.

   Net sales of divested businesses decreased $21.0 million, or 5.1%, to $388.7 million in 1998 from $409.7 million in 1997. This decrease was due primarily to lost customers, price decreases for direct mail products, lower catalog circulation and business divestitures, partially offset by volume increases in the collections business.

   Gross margin. Gross margin decreased $23.1 million, or 2.3%, to $997.7 million in 1998 from $1,020.8 million in 1997. As a percentage of net sales, gross margin decreased to 51.6% in 1998 compared to 53.2% in 1997. Gross margins in 1998 were reduced by restructuring charges of $10.9 million relating to discontinuing production of the direct response segment's direct mail products and the planned closure of four financial institution check printing plants within the paper payment systems segment. Additionally, charges of $40.9 million were recorded in 1998 for asset impairments and accrued contract losses relating to the eFunds segment. Costs of sales in 1997 included restructuring charges of $7.7 million associated with Deluxe's 1996 decision to close 21 financial institution check printing plants and severance related to implementing process improvements in the post-press phase of check production. Excluding the loss contract, asset impairment and restructuring charges, Deluxe's gross margin would have been 54.3% in 1998 and 53.7% in 1997.

   Paper payment systems gross margin percentage increased to 60.8% in 1998 from 59.0% in 1997. The segment's slight sales decrease was more than offset by cost savings realized from closing financial institution check printing plants and other efficiency improvements.

   eFunds gross margin percentage decreased to 20.6% in 1998 from 36.1% in 1997, primarily due to charges of $40.9 million for loss contracts and asset impairments. With these charges excluded from 1998 and $2.4 million of asset impairment charges excluded from 1997, the segment's gross margin percentages would have been 35.9% for 1998 and 37.2% for 1997. Revenue growth was more than offset by increased information services and other infrastructure costs, reflecting Deluxe's investment in this segment. Partially offsetting these increased expenses were reduced incentive compensation costs and lower depreciation and amortization expense in 1998 due to the asset impairment charges recorded in the third quarter of 1998.

   Divested businesses gross margins decreased to 41.9% in 1998 from 45.1% in 1997, due to decreased volume, lower prices for direct mail products and the divestiture of a higher margin business in late 1997.

   Operating expenses. Operating expenses decreased $110.4 million, or 12.8%, to $754.7 million in 1998 from $865.1 million in 1997. As a percentage of net sales, operating expenses were 39.0% in 1998 compared to 45.0% in 1997. 1998 operating expenses included net restructuring charges of $20.1 million relating to Deluxe's initiative to reduce its selling, general and administrative expense and the planned closure of four additional financial institution check printing plants. 1997 operating expenses included restructuring charges of $13.9 million and asset impairment charges of $96.5 million. Excluding these charges from both years, operating expenses decreased $20.1 million, or 2.7%, from 1997.

   During 1996, Deluxe announced its plans to divest three businesses within its Deluxe direct segment. During 1997, Deluxe determined that it would divest certain international operations of its eFunds segment. In 1997, Deluxe recorded impairment charges of $96.5 million to write these businesses down to their estimated fair values less costs to sell. The sales of the Deluxe direct businesses were completed in 1998. Also during 1998, there was a change in the management of the eFunds segment. As a result, in January 1999 Deluxe determined that the international operations of this segment maintained a continuing strategic importance and were no longer considered held for sale.

   Paper payment systems operating expenses decreased 1.8% from 1997. Increased costs associated with implementing a new order processing and customer service system and increased selling expenses to support the volume increases in the direct checks business were more than offset by lower restructuring charges in 1998 than in 1997.

   eFunds operating expenses increased $0.5 million, or 0.6%, to $81.8 million in 1998 from $81.3 million in 1997. This increase was primarily due to increased selling and marketing costs associated with the growth of and investment in this business and $2.7 million of costs incurred in connection with the development of DebitBureau capabilities. Partially offsetting these increases were lower legal costs for the EBT business. Additionally, 1998 operating expenses included net restructuring charges of $2.2 million, while 1997 operating expenses included $1.5 million of restructuring charges and $9.4 million of asset impairment charges.

   Operating expenses for divested units decreased 18.3% from 1997, primarily because of reduced discretionary spending, reduced catalog circulation and lower costs resulting from reorganizing a portion of the marketing function at the direct mail businesses.

   Other income (expense). Other income increased $40.5 million from 1997 to 1998. 1997 results included an accrual of $40.0 million for legal proceedings related to the EBT business. During 1997, a judgment was entered against us in the U.S. District Court for the Western District of Pennsylvania. The case was brought against Deluxe by Mellon Bank in connection with a potential bid to provide EBT services for the Southern Alliance of States. In September 1997, Deluxe recorded the $40.0 million charge to reserve for this judgment and other related costs. In 1998, Mellon's motion for prejudgment interest was denied by the district court and Deluxe reversed $4.2 million of the $40.0 million liability. This reversal was reflected in other income in the 1998 consolidated statement of income.

   Provision for income taxes. In 1998, Deluxe's effective tax rate decreased to 41.1% from 61.2% in 1997. This was due to lower non-deductible expenses resulting primarily from non-deductible goodwill impairment charges recognized in 1997.

   Net income. 1998 net income increased to $143.1 million from $44.7 million in 1997. The primary reason for this increase was the lower amount of reorganization and other charges discussed above.

Liquidity, Capital Resources and Financial Condition

   As of June 30, 2000, Deluxe had cash and cash equivalents of $91.2 million. Deluxe also had $6.3 million of restricted cash that it temporarily holds in custodial accounts on behalf of clients and $28.7 million in restricted cash that it had supplied to ATMs operated by a client of its eFunds business. Deluxe has agreed to make up to $35.0 million of cash available for this purpose which will continue to be eFunds' obligation upon completion of the separation of eFunds from Deluxe. Deluxe's working capital on June 30, 2000 was a negative $111.5 million compared to a positive $14.1 million on December 31, 1999. The current ratio on June 30, 2000 and December 31, 1999 was 0.8 to 1 and
1.0 to 1, respectively. On a pro forma basis, giving effect to the exchange offer as if it had occurred as of June 30, 2000, the current ratio on June 30, 2000 would have been 0.5 to 1, with the reduction in the ratio principally resulting from the reduction in cash and cash equivalent arising from the separation of eFunds from Deluxe. The decreases in working capital and the current ratio are primarily due to the fact that formerly long-term debt of $100.0 million is payable in February 2001. Thus, the debt is classified in current liabilities in the consolidated balance sheet at June 30, 2000. Cash provided by operations represents Deluxe's primary source of working capital and the source for financing capital expenditures and paying cash dividends. Deluxe believes that cash generated from operations and from its current credit facilities is sufficient to sustain Deluxe's existing operations.

   The following table sets forth a summary of cash flow activity and should be read in conjunction with Deluxe's consolidated statements of cash flows:

                                                  Summary of Cash Flows
                                            ----------------------------------
                                                                 Unaudited
                                               Year Ended     Six Months Ended
                                            December 31, 1999  June 30, 2000
                                            ----------------- ----------------
                                                      (in thousands)
   Cash provided by operating activities...     $ 220,946        $ 100,879
   Cash used in investing activities.......          (297)        (113,110)
   Cash used in financing activities.......      (348,573)         (32,939)
   Cash used by certain international
    operations during December, 1999.......           --            (4,127)
                                                ---------        ---------
   Net decrease in cash and cash
    equivalents............................     $(127,924)       $ (49,297)
                                                =========        =========

   Cash provided by operating activities was $100.9 million during the first six months of 2000 compared to $95.7 million during the first six months of 1999. The increase in 2000 was primarily due to the payment of $32.2 million in February 1999 resulting from a judgment in a lawsuit involving the eFunds segment and the increase in restricted cash in 1999. Partially offsetting these uses of cash in 1999 was a decrease in accounts receivable. As the result of a management plan to drive a reduction in accounts receivable and maximize working capital, Deluxe saw a significant decrease in accounts receivable in 1999 due to an increase in Automated Clearing House (ACH) processing of cash receipts within the paper payment systems segment. Cash provided by operating activities was $220.9 million in 1999 compared to $294.3 million in 1998. A majority of the decrease was due to the payment of $32.2 million in 1999 to pay a judgment in a legal proceeding and a $25.0 million increase in restricted cash supplied to ATMs in the eFunds segment. These decreases were partially offset by cash inflows due to the increase in ACH processing of cash receipts by the paper payment systems segment.

   Cash used in investing activities was $113.1 million during the first six months of 2000 compared to $63.3 million during the same period in 1999. Cash used in investing activities was $0.3 million in 1999 compared to $36.9 million in 1998. Payments for acquisitions, net of cash acquired, totaled $116.0 million and $35.7 million during the first six months of 2000 and 1999, respectively. Cash paid for acquisitions also totaled $35.7 million for the full year of 1999. There were no acquisitions in 1998. Capital expenditures totaled $42.8 million and $51.6 million during the first six months of 2000 and 1999, respectively, and $115.0 million during 1999 compared to $121.3 million during 1998. In 1999, Deluxe used $32.5 million to provide short-term financing on sales of facilities. This cash was collected in early 2000. Other sources of investing cash flows were the sales of businesses and capital assets. These activities generated investing cash inflows of $11.9 million and $24.5 million during the first six months of 2000 and 1999, respectively, and $166.4 million in 1999 compared to $117.9 million in 1998. As of June 30, 2000, Deluxe had no significant capital asset purchase commitments. Deluxe estimates that capital expenditures, including capital expenditures by eFunds through December 31, 2000, will be approximately $100 million in 2000.

   Cash used in financing activities was $32.9 million during the first six months of 2000 compared to $226.2 million during the first six months of 1999. Cash used in financing activities was $348.6 million in 1999 and $160.4 million in 1998. The primary uses of cash for financing activities were payments to repurchase shares and the payment of dividends to shareholders. These activities used cash totaling $54.5 million and $259.2 million during the first six months of 2000 and 1999, respectively, and $428.4 million in 1999 compared to $180.0 million in 1998. Sources of cash from financing activities were the sale of approximately 12% of eFunds shares to the public in June 2000 and the issuance of shares to employees under Deluxe's stock purchase plan. The sale of eFunds shares provided net cash of $62.0 million during the first six months of 2000. Shares issued to employees generated financing cash inflows of $4.7 million and $16.0 million during the first six months of 2000 and 1999, respectively, $29.2 million in 1999 and $26.2 million in 1998. During the first six months of 2000 Deluxe made debt payments of $45.2 million. During the first six months of 1999, Deluxe had net proceeds from debt of $17.0 million. During all of 1999, Deluxe had net proceeds of $50.6 million from borrowings in comparison to 1998, when it made debt payments of $6.6 million.

   As of June 30, 2000, Deluxe had committed lines of credit for $450.0 million available for borrowing and as support for commercial paper. One of these committed lines of credit for $300 million expires on August 28, 2000. Subject to customary closing conditions, Deluxe has reached an agreement to extend this line until August 2001. The average amount drawn on these lines during the first six months of 2000 was $37.4 million at a weighted-average interest rate of 6.38%. As of June 30, 2000 no amounts were outstanding under these lines of credit. The average amount drawn on these lines during 1999 was $39.8 million at a weighted-average interest rate of 6.39%. As of December 31, 1999, $60.0 million was outstanding under these lines of credit at an interest rate of 6.39%. No amounts were drawn on these lines during 1998 and there was no outstanding balance at December 31, 1998. As of June 30, 2000, Deluxe had $15.0 million of commercial paper outstanding at a weighted-average interest rate of 7.10%. The average amount of commercial paper outstanding during the first six months of 2000 was $2.5 million at a weighted-average interest rate of 6.54%. No commercial paper was issued during 1999 or 1998.

   Deluxe's eFunds segment also had a $10.0 million line of credit guaranteed by Deluxe, denominated in Indian rupees, available to its international operations at an interest rate of 15.81%. This line of credit remains guaranteed by Deluxe until October 1, 2000. The average amount drawn on this line during the first six months of 2000 was $4.3 million. As of June 30, 2000, $4.8 million was outstanding. The average amount drawn on this line during 1999 was $2.7 million. As of December 31, 1999, $3.1 million was outstanding. This line of credit was not available in 1998.

   Deluxe had uncommitted bank lines of credit for $40.0 million available at variable interest rates. The average amount drawn on these lines during the first six months of 2000 was $65 thousand at a weighted-average interest rate of 6.47%. The average amount drawn on these lines during 1999 was $1.5 million at a weighted-average interest rate of 5.12%. No amounts were drawn on these lines during 1998 and there was no outstanding balance at June 30, 2000 or December 31, 1999 and 1998 on these lines of credit.

   Deluxe has a shelf registration in place for the issuance of up to $300.0 million in medium-term notes. Such notes could be used for general corporate purposes, including working capital, capital expenditures, possible acquisitions and repayment or repurchase of outstanding indebtedness and other securities of Deluxe. As of June 30, 2000 and December 31, 1999 and 1998, no such notes were issued or outstanding.

Outlook/Recent Developments

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which provides guidance in applying generally accepted accounting principles to revenue recognition in financial statements. Application of this SAB did not have a material impact on Deluxe's reported operating results or financial position.

   Deluxe's paper payments systems segment is developing and evaluating plans and launching initiatives for future growth. These plans and initiatives involve increased expense and investment in the development of Internet commerce capabilities for new ventures and infrastructure. Deluxe expects to continue these expenditures throughout 2000 to create additional opportunities to offer new types of customized products to individuals and small businesses.

   Subsequent to the issuance of Deluxe's consolidated financial statements as of and for the six months ended June 30, 2000, Deluxe determined that the effective income tax rate used in computing the provision for income taxes for the six months ended June 30, 2000 and in its original filing on Form 10-Q for that period should not have included the effects of the gain it expects to recognize following the exchange offer. Previously, the estimated expected gain was included in the determination of the effective income tax rate used in computing the provision for income taxes for six months ended June 30, 2000. In addition, Deluxe determined that $100 million of notes due in 2001 should be classified as a current liability rather than as long-term debt. Accordingly, the consolidated financial statements as of June 30, 2000 and for the six months then ended were restated from amounts previously reported to reflect the impact of these adjustments and Deluxe filed a Form 10Q/A amending its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 with the Securities and Exchange Commission on August 18, 2000. The financial statements included in this offering circular-prospectus give effect to these restatements.

Market Risk Disclosure

   As of June 30, 2000, Deluxe had an investment portfolio of fixed income securities, excluding those classified as cash and cash equivalents, of $18.2 million. These securities, like all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. However, Deluxe has the ability to hold these fixed income investments until maturity and therefore would not expect to recognize an adverse impact on income or cash flows.

   Deluxe operates internationally, and so is subject to potentially adverse movements in foreign currency rate changes. Deluxe has not entered into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes on intercompany foreign currency denominated balance sheet positions. As of June 30, 2000, Deluxe has borrowed $4.8 million on a line of credit denominated in Indian rupees. The rate on the borrowing remains fixed for the term of the borrowing. The rupee-denominated funds borrowed are used exclusively by the business within India to pay for expenses denominated in Indian rupees.

   Deluxe is exposed to foreign exchange risk to the extent of adverse fluctuations in the Indian rupee and British pound. Deluxe does not believe that a change in the Indian rupee and British pound exchange rates of 10% would result in a material impact on its future earnings, financial position or cash flows. Historically, the effect of movements in these exchange rates has been immaterial to Deluxe's consolidated results.

                       SELECTED FINANCIAL DATA OF eFUNDS

   The following selected financial data should be read together with eFunds' consolidated financial statements and related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations of eFunds" included elsewhere in this offering circular-prospectus. The selected statement of operations data shown below for the three years ended December 31, 1999 and the selected balance sheet data as of December 31, 1998 and 1999 are derived from eFunds' audited consolidated financial statements included in this offering circular-prospectus which have been audited by Deloitte & Touche LLP, independent auditors.

   The selected statement of operations data shown below for the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1999 and 2000 and the selected balance sheet data as of December 31, 1995, 1996 and 1997 and June 30, 1999 and 2000 are derived from eFunds' unaudited consolidated financial statements. In the opinion of eFunds' management, all adjustments necessary for a fair presentation of these financial statements are included. Other than the adjustments related to restructuring charges discussed in Note 7 to the eFunds consolidated financial statements and contract losses discussed in Note 5 to the eFunds consolidated financial statements, the adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

   On February 19, 1999, eFunds acquired all of the outstanding shares of an electronic check conversion company. On April 13, 1999, it acquired the remaining 50% ownership interest in a joint venture which comprises its professional services business and which prior to the acquisition was recorded in eFunds' financial statements under the equity method of accounting. The acquisitions have been accounted for under the purchase method of accounting and, as a result, eFunds' consolidated financial statements include the total results of these businesses subsequent to their acquisition dates. On June 30, 2000, eFunds completed its IPO.

                                    Year Ended December 31,                     Unaudited
                          ------------------------------------------------  Six Months Ended
                              Unaudited                                         June 30,
                          ------------------                                ------------------
                            1995      1996      1997      1998      1999      1999      2000
                          --------  --------  --------  --------  --------  --------  --------
                                      (in thousands, except per share data)
Statement of Operations
 Data:
Net sales...............  $193,111  $201,681  $229,065  $267,520  $302,340  $140,423  $201,225
                          --------  --------  --------  --------  --------  --------  --------
 Cost of sales,
  excluding loss
  contract and asset
  impairment charges....   104,239   131,379   143,966   171,359   185,590    88,123   118,197
 Loss contract and asset
  impairment charges....       --        --      2,470    40,949     8,700       117     9,700
                          --------  --------  --------  --------  --------  --------  --------
 Total cost of sales....   104,239   131,379   146,436   212,308   194,290    88,240   127,897
                          --------  --------  --------  --------  --------  --------  --------
Gross margin............    88,872    70,302    82,629    55,212   108,050    52,183    73,328
                          --------  --------  --------  --------  --------  --------  --------
 Selling, general and
  administrative........    64,330    69,544    70,542    81,198   105,382    42,731    75,271
 Research and
  development (1).......       --        --      1,398       625     3,756     2,054       922
 Asset impairment
  charges...............       --        --      9,361       --        --        --        --
                          --------  --------  --------  --------  --------  --------  --------
 Total operating
  expenses..............    64,330    69,544    81,301    81,823   109,138    44,785    76,193
                          --------  --------  --------  --------  --------  --------  --------
Income (loss) from
 operations.............    24,542       758     1,328   (26,611)   (1,088)    7,398    (2,865)
Other income (expense)
 Legal proceedings......       --        --    (40,050)    4,157     2,094     2,094       --
 Other income
  (expense).............      (313)        7      (918)   (3,495)   (4,609)   (1,286)     (474)
 Interest income
  (expense).............      (972)   (1,463)     (825)    2,789       963     1,078    (1,296)
                          --------  --------  --------  --------  --------  --------  --------
Income (loss) before
 income taxes...........    23,257      (698)  (40,465)  (23,160)   (2,640)    9,284    (4,635)
Provision (benefit) for
 income taxes...........     9,733     5,203    (6,397)   (8,569)    5,586     7,949    (1,285)
                          --------  --------  --------  --------  --------  --------  --------
Net income (loss).......  $ 13,524  $ (5,901) $(34,068) $(14,591) $ (8,226) $  1,335  $ (3,350)
                          ========  ========  ========  ========  ========  ========  ========
Net income (loss) per
 share--basic and
 diluted................  $   0.34  $  (0.15) $  (0.85) $  (0.36) $  (0.21) $   0.03  $  (0.08)
Shares used in computing
 basic and diluted net
 income (loss) per
 share..................    40,000    40,000    40,000    40,000    40,000    40,000    40,030

                                   Year Ended December 31,                Unaudited
                         -------------------------------------------- Six Months Ended
                             Unaudited                                    June 30,
                         -----------------                            -----------------
                           1995     1996     1997     1998     1999     1999     2000
                         -------- -------- -------- -------- -------- -------- --------
                                     (in thousands, except operating data)
Operating Data:
Account verification
 inquiries (millions)...     23.7     26.3     28.6     30.3     32.1     16.1     18.9
Transactions processed
 (millions).............    1,356    2,526    3,313    3,944    5,019    2,343    2,803
ATMs driven at period
 end....................      N/A      N/A    5,766    5,623    8,626    9,302    9,153
                                         December 31,
                         --------------------------------------------     Unaudited
                             Unaudited                                    June 30,
                         -----------------                            -----------------
                           1995     1996     1997     1998     1999     1999     2000
                         -------- -------- -------- -------- -------- -------- --------
                                                 (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents (2)........ $  3,967 $ 27,226 $ 23,843 $ 16,055 $ 35,849 $ 28,213 $ 93,289
Working capital.........    8,735   38,666   39,686    1,869   25,607   37,972   68,469
Total assets............  150,614  177,230  187,810  186,335  289,929  264,925  394,304
Long-term debt,
 excluding current
 portion................    3,504    2,426    4,571    4,029    3,597    3,419    2,923
Total stockholders'
 equity.................  101,201  131,897   87,690   89,803  199,105  187,191  277,170

--------
(1) Research and development expenses are included in, but were not separately recorded from, cost of sales and selling general and administrative expenses for the years ended December 31, 1995 and 1996.
(2) Excludes restricted cash which represents cash that eFunds has supplied to ATMs managed by a client and cash that it temporarily holds in custodial accounts on behalf of clients.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF eFUNDS

   You should read the following discussion together with "Selected Financial Data of eFunds" and its consolidated financial statements and the notes to those financial statements included in this offering circular-prospectus. In addition to historical and pro forma information, this discussion contains forward-looking information that involves risks and uncertainties. eFunds' actual results could differ materially from those anticipated by eFunds' management due to competitive factors, risks associated with its expansion plans and strategic initiatives and other factors discussed under "Risk Factors" and elsewhere in this offering circular-prospectus.

Overview

   eFunds provides transaction processing and risk management services to financial institutions, retailers, electronic funds transfer networks, e-commerce providers and government agencies and offers information technology consulting and business process management services, both on a stand-alone basis and as a complement to its electronic payments business. eFunds' electronic payments segment provides transaction processing services and decision support and risk management products to financial institutions, retailers, electronic funds transfer networks and e-commerce providers. eFunds' professional services segment provides information technology consulting and business process management services to financial services companies and all of its and Deluxe's businesses. eFunds' government services segment provides online EBT services under entitlement programs on behalf of state and local governments and Medicaid eligibility verification services. eFunds' segments operate primarily in the United States. The electronic payments and professional services segments also have international operations.

   eFunds' businesses have historically been operated as units of Deluxe. In April 1999, Deluxe announced that it was changing its business model to a holding company structure with four independently operated business units: paper payment systems, electronic payments, professional services and government services. In January 2000, Deluxe announced that its board of directors approved a plan to combine the latter three businesses into a separate, independent, publicly traded company called eFunds.

   eFunds issued 5.5 million eFunds shares to the public in June 2000. Prior to this IPO, Deluxe owned 40 million, or 100%, of the total outstanding eFunds shares. Subsequent to the IPO, Deluxe continues to own 40 million eFunds shares, representing approximately 88% of the total outstanding eFunds shares. Proceeds from the IPO, based on the offering price of $13.00 per share, totaled $71.5 million ($62.0 million, net of offering expenses).

   On January 31, 2000, Deluxe announced that it planned to offer all of its eFunds shares to Deluxe's shareholders through an exchange offer under which Deluxe's shareholders will be given the opportunity to tender some or all of their Deluxe shares in exchange for eFunds shares owned by Deluxe. If the exchange offer is completed and fewer than 40 million eFunds shares are exchanged for Deluxe shares, Deluxe plans to distribute all of the remaining eFunds shares that it owns to its remaining shareholders on a pro rata basis through a spin-off. Deluxe has received a private letter ruling from the IRS to the effect that the exchange offer and any subsequent spin-off will be generally tax-free to Deluxe and its shareholders for U.S. federal income tax purposes. However, eFunds cannot be certain that the distribution by Deluxe will be completed. If Deluxe does not complete the exchange offer and any subsequent spin-off, Deluxe will continue to control eFunds and Deluxe and eFunds may not realize the anticipated benefits of their separation.

   eFunds has entered into various agreements related to transition and ongoing relationships with Deluxe. These agreements relate to, among other things, an intercompany loan facility, information technology consulting, business process management services, indemnification, data sharing, real estate matters, tax sharing and transition services. eFunds will compensate Deluxe for providing services and will negotiate third-party rates after the transition arrangements terminate. The transition period varies depending on the agreement, but many transition services will terminate upon completion of the exchange offer. The intercompany loan facility will expire upon completion of the exchange offer or December 31, 2000, whichever occurs earlier. See "Agreements Between Deluxe and eFunds." Some of the transition agreements may be extended beyond the "initial transition periods."

   eFunds' consolidated financial statements have been prepared using the historical results of operations and historical bases of the assets and liabilities of the Deluxe businesses that comprise the eFunds' company. The consolidated financial statements also include allocations to eFunds of certain liabilities and expenses, including profit sharing, post-retirement, non-qualified deferred compensation and other employee benefits, information technology services, facility costs, and other Deluxe administrative services costs. The expense allocations have been determined on bases that both Deluxe and eFunds considered to be a reasonable reflection of the utilization of the services provided to eFunds or the benefit received by eFunds. The expense allocation methods are based on headcount, transaction processing costs, square footage and relative sales.

   The financial information presented in this offering circular-prospectus may not necessarily reflect what eFunds' financial position, results of operations or cash flows would have been had eFunds been a separate, stand-alone entity for the periods presented nor is it indicative of eFunds' future financial position, results of operations or cash flows. eFunds anticipates that many changes will occur in its funding and operations as a result of its operation as an independent entity. In future periods, eFunds may incur incremental expenses related to its separation from Deluxe. In addition, eFunds' business was conducted as three business segments by Deluxe. Accordingly, eFunds' financial statements reflect those business segments: electronic payments, professional services and government services. It is eFunds' intention to integrate its operations more fully, which may change eFunds' presentation of segment information in future periods.

   Net Sales. eFunds' net sales are generally comprised of transaction processing and service fees, decision support fees, software licensing, maintenance and support fees, government service fees and information technology consulting and business process management services fees. eFunds' revenue recognition policies for these various fees are as follows:

  . Transaction processing and service fees are recognized in the period that the service is performed. These services consist of processing customers' electronic debit transactions through electronic funds transfer networks and settling the funds with the financial institutions involved in the transactions. Additionally, these services include monitoring ATMs and point-of-sale devices to alert eFunds' customers when potential problems occur. These fees are charged on a per transaction basis, depending on the contractual arrangement with the customer. Government services fees are recognized in the period services are provided based on monthly fees per benefits recipient.

  . Decision support fees are recognized as revenue in the period the services are provided. Decision support services consist of new account applicant and check verification screenings to manage the risk associated with account openings and check acceptance. Decision support fees are based on the number of inquiries against the databases used for screening purposes or monthly fees based on the aggregate dollar value of checks authorized by the retailer, depending on the product and service.

  . Software license fees for standard software products are recognized when delivery has occurred, the license fee is fixed and determinable, collectibility is probable and evidence of this arrangement exists. License fees are charged based on modules purchased by the customer. In some situations eFunds' customers do not take possession of the software. Instead, it remains installed on eFunds' hardware and customers access it as needed. Revenue in these situations is recognized on a fee-for-service basis.

  . Software maintenance and support revenues are recognized ratably over the term of the contract, and/or as the services are provided. Support services such as customization of standard software modules, are charged on a time and materials basis and recognized as hours are completed.

  . Revenues from professional services for information technology consulting and business process management are generally recognized under two methods, depending on contractual terms. Under the time and materials method, revenue is based on a fee per hour basis, and is recognized as hours are completed. Under the fixed contract method, a pre-set fee is agreed upon for a project, and revenue is recognized proportionately to the percentage completion of the project.

   Cost of Sales. Cost of sales consists primarily of salaries and benefits, depreciation and maintenance of equipment and facilities and amortization of software used to operate eFunds' data centers. Expenses are recognized when incurred, with the exception of installation costs. Installation costs are capitalized and recognized ratably over the life of the contract, which approximates the revenue recognition.

   Expenses. Selling, general and administration expenses consist of salaries and benefits, consulting fees, facilities and equipment costs, recruiting and training, travel expenses, corporate administrative charges, depreciation and amortization and all other corporate costs.

   Research and development expenses, which are expensed as incurred, relate to investigating new or improved processes and techniques and developing such research findings into a potential new product or service. Research and development expenses reflect the cost of salaries and benefits, travel costs and testing-related costs incurred in the early stages of product development.

   Interest expense represents the cost of funds for working capital and other purposes and reflects Deluxe's internal cost of funds. Interest income consists of interest credited to us for funds held in investment accounts.

Government Services

   eFunds' government services business was started in response to federal mandates that require state and local governmental agencies to convert to electronic payment methods for the distribution of benefits under entitlement programs, including food stamps and other welfare programs. In 1993, eFunds rolled out its first state-wide system to electronically deliver these benefits using its electronic funds transfer capabilities. From 1994 through 1996 eFunds bid on contracts that secured business as a prime or subcontractor with over 30 states, including three subcontracts with coalitions of states. eFunds was providing services in over 30 states at the end of 1999. All of eFunds' government services contracts relate to government entitlement programs.

   All of eFunds' contracts are for service periods of five to seven years and are based on a fixed price, variable volume model. For several of the contracts, eFunds serves as a subcontractor for Citibank. An integral part of these arrangements was an exclusive switching services agreement with Citibank pursuant to which eFunds provided services that allowed benefit recipients to use their benefit cards to purchase goods from merchants located in a state other than their state of residence and from merchants who were not members of eFunds' network.

   In 1997, eFunds recorded a $40.0 million charge to legal proceedings expense for a judgment entered against eFunds in an action brought by Mellon Bank in connection with a potential bid to provide EBT services to a state coalition. In 1998, $4.2 million of the reserve was reversed and credited to legal proceedings expense due to the denial of Mellon's motion for prejudgment interest. In 1999, after eFunds paid the judgment of $32.2 million in the Mellon litigation, it reversed the remaining reserve of $2.1 million through a credit to legal proceedings expense.

   In 1998, after a reorganization and management change in eFunds' government services business and as many of the state systems were being fully implemented, eFunds concluded that net sales from its government services contracts would be lower than anticipated because case volumes were lower due to welfare reform and a strong economy. In addition, eFunds underestimated the costs required to support its services. The primary sources of additional costs were a need to install a greater number of point-of-sale terminals, higher than expected transaction volume per recipient and higher support costs. These higher costs could not be recovered under eFunds' fixed-price variable volume contracts and, when combined with lower sales due to a decreased number of welfare recipients, resulted in 1998 charges of $26.3 million and $14.7 million to write off assets used in the government services business and to accrue for future losses on these contracts. Subsequent to the 1998 charges, additional state systems began operations while a continuing strong economy lead to further reductions in the number of welfare cases. In addition, Citibank notified eFunds that it would not renew eFunds' exclusive switching contract. As a result, eFunds recorded additional charges in 1999 totaling $8.2 million for additional expected future contract losses.

   eFunds increased its provision for expected future losses on long-term contracts by approximately $12.2 million in the second quarter of 2000 to reflect the fact that it now has a definitive contract with Citibank for a coalition of states for which Citibank serves as the prime contractor and eFunds serves as a subcontractor. In its role as subcontractor for this coalition, eFunds acts as a third party acquirer of electronic benefit transactions, hosts the authorization databases, and provides consumer help desk support. As the prime contractor, Citibank serves as the lead negotiator with the states in the coalition and retailers located in those states and is responsible for providing overall project management. Citibank is also responsible for coordinating the efforts of other subcontractors and for negotiating all third party processor and regional network agreements. The $12.2 million charge was partially offset by productivity improvements and cost savings from lower than anticipated telecommunications and interchange expenses that reduced prior accruals by $2.5 million.

   Prior to executing the agreement with Citibank, eFunds was providing services for this coalition without a binding contract with Citibank. Although eFunds believes that it did not have a legal obligation to provide services to this coalition before signing its agreement with Citibank, the states included in this coalition did not have alternative means of delivering benefits under their entitlement programs. As a result, eFunds believes it could not terminate the provision of services during its contract negotiations with Citibank because any unilateral decision to do so would have subjected eFunds to a substantial risk of litigation by the coalition states as well as potential claims by Citibank. At the same time, eFunds' negotiations with Citibank had to be conducted within the basic framework of its bid to Citibank and Citibank's bid to the coalition states. The execution of the agreement allowed eFunds to avoid the possibility that its future losses could be larger if Citibank were ultimately to prevail on its assertions regarding the appropriate pricing terms applicable to eFunds' services and that the help desk services eFunds were providing should have been transferred to Citibank in exchange for per-call payments from eFunds. To reach the final pricing schedule in the agreement for its future services, eFunds paid Citibank $4 million in April 2000 and agreed to pay Citibank an additional $1 million in April 2001 and April 2002. For its part, Citibank agreed to pay eFunds $1.55 million in May 2000 for amounts owed to eFunds that Citibank had refused to pay during the negotiations. Citibank also agreed that eFunds would not be required to transfer the help desk support function to it. The $12.2 million charge reflects eFunds' estimate of the future losses that eFunds will incur providing services based on these final contract terms. These losses are due to the combination of lower case volumes and higher than anticipated transaction volumes and support costs which underlie eFunds' earlier loss contract charges.

   eFunds has decided to exit the government services business as soon as its current contractual commitments expire in 2006. During the wind-down period, eFunds intends to continue to take steps to improve the profitability of the current business. Deluxe has agreed to indemnify eFunds for future losses arising from any litigation based on the conduct of the business prior to the IPO in June 2000 and from future losses on identified loss contracts in excess of eFunds' $29.2 million loss contract reserve as of April 30, 2000, which amount includes the $12.2 million charge. The indemnification obligation does not apply to losses covered by the existing reserves. The maximum amount of litigation and contract losses for which Deluxe will indemnify eFunds is $14.6 million. After the completion of the exchange offer and any subsequent spin-off, eFunds intends to record any indemnification payments earned from Deluxe as reductions of expense when the additional contract losses, if any, are recognized. Prior to the completion of the exchange offer and any subsequent spin-off, any indemnification payments eFunds earns from Deluxe will be recorded as capital contributions.

Loss Contract, Asset Impairment and Other Charges

   Over the past three years, eFunds has had significant charges for legal proceedings, asset impairments, contract losses and restructurings. These charges have had a significant impact on eFunds' results of operations and financial position over this period of time. The significant items recorded in 1997, 1998 and 1999 and the six months ended June 30, 2000 are as follows, on a pretax basis (dollars in thousands):

                                                               Unaudited
                                                           Six Months Ended
                                 Year Ended December 31,       June 30,
                                 ------------------------  ------------------
                                  1997    1998     1999      1999      2000
                                 ------- -------  -------  --------  --------
   Legal proceedings charges
    (reversals)................. $40,050 $(4,157) $(2,094) $ (2,094) $    --
   Asset impairment charges.....  11,831  26,252      492       117       --
   Loss contract charges........     --   14,697    8,208       --      9,700
   Restructuring charges
    (reversals).................   1,516   2,151   (2,399)   (2,018)      465
                                 ------- -------  -------  --------  --------
     Total...................... $53,397 $38,943  $ 4,207  $ (3,995) $ 10,165
                                 ======= =======  =======  ========  ========

   These items are reflected in the statements of operations for 1997, 1998 and 1999 and the six months ended June 30, 2000 as follows (dollars in thousands):

                                                                 Unaudited
                                                             Six Months Ended
                                   Year Ended December 31,       June 30,
                                   ------------------------  ------------------
                                    1997    1998     1999      1999      2000
                                   ------- -------  -------  --------  --------
   Cost of sales.................. $ 2,470 $40,949  $ 8,700  $    117  $  9,700
   Operating expenses (income)....  10,877   2,151   (2,399)   (2,018)      465
   Other expense (income).........  40,050  (4,157)  (2,094)   (2,094)      --
                                   ------- -------  -------  --------  --------
     Total........................ $53,397 $38,943  $ 4,207  $ (3,995) $ 10,165
                                   ======= =======  =======  ========  ========

   For more information about these items, see Notes 5, 6, 7 and 14 to eFunds' consolidated financial statements.

   Transactions with Deluxe. Deluxe has been, and is expected to continue to be, a significant client for eFunds' professional services business. In 1999, eFunds provided information technology consulting and business process management services on a project-by-project basis to Deluxe. Revenue for these professional services was $6.3 million on a pro forma full year basis. In 1999, sales to Deluxe represented approximately 3% of eFunds' total net sales and approximately 43% of the net sales of eFunds' professional services business. Sales to Deluxe for eFunds' electronic payments business were less than 1.5% of net sales in 1999.

   eFunds' sales to Deluxe were $30.4 million, or 15.1% of total net sales, for the first six months of 2000. Sales to Deluxe were 80.9% of professional services net sales for the first six months of 2000. For eFunds' electronic payments business, sales to Deluxe during the first six months of 2000 were 0.3%.

   Beginning in 2000, the services provided to Deluxe have been formalized into a five-year information technology consulting outsourcing agreement. During the term of the agreement, eFunds anticipates that Deluxe will spend approximately $43 million per year for information technology consulting based on the actual number of hours of services that eFunds provides to Deluxe. If Deluxe fails to reach the $43 million spending target, Deluxe will be obligated to make payments for a portion of eFunds' fees based on eFunds' estimates of lost profits. eFunds also will provide business process management services, including accounts receivable, accounts payable and other general accounting services, as well as data entry services. Deluxe's annual minimum spending target for business process management services will range from $8.1 million in 2000 to $4.2 million in 2004. The provision of services by eFunds under the agreement is non-exclusive, and Deluxe may contract with any third party for the provision of professional services.

Results of Operations

   The following table presents, for the periods indicated, the relative composition of net sales and selected statement of operations data as a percentage of net sales:

                                                              Unaudited
                                                          ------------------
                                                          Six Months Ended
                            Year Ended December 31,           June 30,
                            ---------------------------   ------------------
                             1997      1998      1999       1999      2000
                            -------   -------   -------   --------  --------
                                         (in thousands)
   Net sales:
     Electronic payments...    88.2%     83.6%     79.8%      82.1%     70.3%
     Professional
      services.............     --        --        4.2        1.4      18.4
     Government services...    11.8      16.4      16.0       16.5      11.3
                            -------   -------   -------   --------  --------
       Total net sales.....   100.0     100.0     100.0      100.0     100.0
                            -------   -------   -------   --------  --------
   Cost of sales:
     Electronic payments...    51.2      47.5      45.6       47.1      39.3
     Professional
      services.............     --        --        3.0        1.0      11.5
     Government services:
       Cost of sales,
        excluding loss
        contract and asset
        impairment
        charges............    12.7      16.6      12.8       14.6       8.0
       Loss contract and
        asset impairment
        charges............     --       15.3       2.9        0.1       4.8
                            -------   -------   -------   --------  --------
       Total cost of
        sales..............    63.9      79.4      64.3       62.8      63.6
                            -------   -------   -------   --------  --------
   Gross margin............    36.1      20.6      35.7       37.2      36.4
   Operating expenses:
     Selling, general and
      administrative.......    30.8      30.4      34.9       30.4      37.4
     Research and
      development..........     0.6       0.2       1.2        1.5       0.5
     Asset impairment
      charges..............     4.1       --        --         --        --
                            -------   -------   -------   --------  --------
       Total operating
        expenses...........    35.5      30.6      36.1       31.9      37.9
                            -------   -------   -------   --------  --------
   Income (loss) from
    operations.............     0.6     (10.0)     (0.4)       5.3      (1.5)
   Other (expense) income:
     Legal proceedings.....   (17.5)      1.6       0.7        1.5       --
     Other (expense)
      income...............    (0.4)     (1.3)     (1.5)      (0.9)     (0.2)
     Interest (expense)
      income...............    (0.4)      1.0       0.3        0.8      (0.6)
                            -------   -------   -------   --------  --------
   (Loss) income before
    income taxes...........   (17.7)     (8.7)     (0.9)       6.7      (2.3)
   Benefit (provision) for
    income taxes...........     2.8       3.2      (1.8)      (5.7)      0.6
                            -------   -------   -------   --------  --------
   Net (loss) income.......   (14.9)%    (5.5)%    (2.7)%      1.0%     (1.7)%
                            =======   =======   =======   ========  ========

Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 1999

   Net sales. Net sales increased $60.8 million, or 43.3%, to $201.2 million in the first six months of 2000 from $140.4 million in the first six months of 1999. On a full year pro forma basis taking into account eFunds' acquisition of the remaining 50% interest in its professional services business in April 1999, net sales increased $56.5 million, or 39.0%, to $201.2 million in the first six months of 2000 from $144.7 million in the first six months of 1999.

   Electronic payments net sales increased $26.1 million, or 22.6%, to $141.4 million in the first six months of 2000 from $115.3 million in the first six months of 1999. Increased collections services, higher inquiry volume for the segment's account verification business, coupled with a price increase for these services, an agreement with an information solutions provider to allow it to use eFunds' DebitBureau database with certain of its products and services and higher software sales, contributed to electronic payment's six months growth. Transaction processing volumes increased 19.6% over the first six months of 1999. Account verification inquiry volumes increased 17.6% over the first six months of 1999.

   Professional services net sales increased $35.2 million to $37.1 million in the first six months of 2000 from $1.9 million in the first six months of 1999. On a pro forma basis, taking into account the acquisition of the remaining 50% interest in the professional services during April 1999 as if it had occurred on January 1, 1999, professional services net sales increased $30.9 million in the first six months of 2000 to $37.1 million from $6.2 million in the first six months of 1999. The growth on a year to date basis was due to the new contract with Deluxe and growth in services to financial institutions. However, it is not expected that the year to date growth rates over pro forma 1999 results are indicative of future results due to the one-time impact of the Deluxe contract.

   Government services net sales decreased $0.4 million, or 1.8%, to $22.8 million in the first six months of 2000 from $23.2 million in the first six months of 1999. This decrease was primarily due to the expiration of the Maryland EBT contract and lower EBT revenue which was partially offset by increased volume in Medicaid eligibility verification services. eFunds expects revenue in this segment to continue to decline each year as existing contracts expire.

   Cost of sales. Cost of sales increased $39.7 million, or 44.9%, to $127.9 million in the first six months of 2000 from $88.2 million in the first six months of 1999. As a percentage of net sales, cost of sales increased to 63.6% in the first six months of 2000 as compared to 62.8% in the first six months of 1999. The increase in cost of sales as a percentage of net sales was due to additional net charges of $9.7 million for loss contracts in the government services business. Excluding these net charges, cost of sales as a percentage of net sales would have been 58.7% for the first six months of 2000.

   Electronic payments cost of sales increased $12.8 million, or 19.3%, to $79.0 million in the first six months of 2000 from $66.2 million in the first six months of 1999. As a percentage of electronic payments net sales, cost of sales decreased to 55.9% in the first six months of 2000 as compared to 57.4% in the first six months of 1999. These decreases were due primarily to a shift toward electronic customer inquiries for the segment's account verification business, which generate higher margins, and increased utilization of existing infrastructure.

   Professional services cost of sales increased $21.7 million to $23.2 million in the first six months of 2000 from $1.5 million in the first six months of 1999. As a percentage of professional services net sales, cost of sales decreased to 55.6% in the first six months of 2000 compared to 64.9% in the first six months of 1999. On a full year pro forma basis, taking into account the acquisition of the remaining 50% interest in this business as if it had occurred on January 1, 1999, cost of sales for professional services increased $18.9 million to $23.2 million from $4.3 million in the first six months of 1999. The percentage decreases in 2000 from pro forma 1999 results were due to the execution of more profitable contracts, less reliance on sub-contractors and an increasing portion of work being performed at eFunds' India facilities where margins are higher.

   Government services cost of sales increased $5.1 million, or 25.0%, to $25.7 million in the first six months of 2000 from $20.6 million in the first six months of 1999. As a percentage of government services net sales, cost of sales increased to 112.9% in the first six months of 2000 as compared to 88.7% in the first six months of 1999. These increases were due to additional net charges of $9.7 million for additional expected future losses on EBT contracts. In April 2000, eFunds completed negotiations with Citibank for a state coalition for which it provides EBT services. Previously, eFunds was operating without a binding, legally enforceable contract with this contractor. eFunds increased its accrual for expected future losses on long-term service contracts by $12.2 million to reflect the fact that it now has a definitive agreement with this contractor. Offsetting this charge was the reversal of $2.5 million of previously recorded contract loss accruals resulting from productivity improvements and cost savings from lower than anticipated telecommunications and interchange expenses. Excluding the net $9.7 million of charges, cost of sales as a percentage of net sales would have been 70.3% for the first six months of 2000. This reduction is a reflection of programs implemented in order to reduce the cost of supporting a declining revenue stream in future years in the government services business.

   Gross margin. Gross margin increased $21.1 million, or 40.5%, to $73.3 million in the first six months of 2000 from $52.2 million in the first six months of 1999. As a percentage of net sales, gross margin decreased to 36.4% in the first six months of 2000 as compared to 37.2% in the same period in 1999. The decrease in gross margin as a percentage of net sales was due to the additional net charges of $9.7 million for loss contracts in the government services business. Excluding these net charges, gross margin as a percentage of net sales would have been 41.3% in the first six months of 2000.

   Selling, general and administrative (SG&A) expenses. SG&A expenses increased $32.6 million, or 76.2%, to $75.3 million in the first six months of 2000 from $42.7 million in the first six months of 1999. As a percentage of net sales, SG&A expenses increased to 37.4% in the first six months of 2000 as compared to 30.4% in the first six months of 1999. Costs of $2.9 million incurred in the first six months of 2000 for transition costs related to the separation of eFunds from Deluxe and employee severance costs contributed to the SG&A increases from 1999. eFunds will incur additional costs and expenses associated with its separation from Deluxe in future periods. The remaining increase was largely driven by infrastructure expenditures needed to support higher levels of business in the professional services area both in the United States and India. For the first six months of 2000, the increase in SG&A was primarily due to the acquisition of the remaining 50% interest in eFunds' professional services business in April 1999. Other factors contributing to the year-to-date increase were additional promotional advertising geared toward creating brand awareness of the eFunds name, infrastructure investments and increased goodwill expense due to the acquisition of an electronic check conversion company in February 1999. Also, in the first six months of 1999, $2.0 million of restructuring accruals from prior periods were reversed, reducing SG&A expenses for that period.

   Research and development (R&D) expenses. R&D expenses decreased $1.2 million to $0.9 million in the first six months of 2000 from $2.1 million in the first six months of 1999. All R&D expenses were within the electronic payments business and primarily reflect costs incurred in conjunction with the development of the DebitBureau family of products. The decrease in R&D expenses during 2000 is largely due to the fact that the software which comprises the DebitBureau family of products has passed the stage of technological feasibility and is being sold to customers. Additional expenditures to improve or enhance the functionality of the software are being capitalized rather than expensed, in conformity with eFunds' policy on capitalized software costs.

   Other income (expense). Other expense was $474,000 in the first six months of 2000 compared to $1.3 million in the first six months of 1999. The larger expense in 1999 was primarily due to losses recorded under the equity method of accounting for the professional services business. Prior to eFunds' acquisition of the remaining ownership interest in this business in April 1999, eFunds recorded its 50% share of the joint venture's losses in other expense.

   Interest income (expense). Interest expense in the first six months of 2000 was $1.3 million compared to interest income of $1.1 million in the first six months of 1999. The change resulted from intercompany interest from Deluxe offset by the addition of a credit facility in India. In 1999, interest was earned from Deluxe on intercompany receivables. This intercompany receivable was declared a dividend at the end of 1999. During the first six months of 2000, net intercompany balances were in a payable position to Deluxe and resulted in intercompany interest expense.

   Provision for income taxes. The effective tax rate in the first six months of 2000 was 27.7% compared to 85.6% in the first six months of 1999. The higher rate in the six-month period was due primarily to losses in the professional services business for which no benefit could be recognized. The 2000 rates were further reduced by the utilization of foreign net operating loss carryforwards.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Net sales. Net sales increased $34.8 million, or 13.0%, to $302.3 million in 1999 from $267.5 million in 1998. All segments experienced increases in net sales in 1999. On a full year pro forma basis taking into account eFunds' acquisition of the remaining 50% interest in its professional services business in April 1999, net sales increased $27.1 million, or 9.7%, to $306.7 million in 1999 from $279.6 million in 1998.

   Electronic payments net sales increased $17.9 million, or 8.0%, to $241.4 million in 1999 from $223.5 million in 1998. Increased net sales due to greater transaction processing and account verification inquiry volumes and price increases were partially offset by decreased software sales due to customer reluctance to make significant software changes prior to Year 2000. Transaction volumes increased 27.3%, and inquiry volumes increased 6.1% as the result of higher volumes from existing customers. Net sales in 1999 included minimal contributions from several new products, such as QualiFile, FraudFinder and Integreat!, which were launched in late 1999.

   Professional services net sales were $12.7 million in 1999. eFunds recorded no net sales for professional services in 1998 because of equity accounting prior to the acquisition of the remaining 50% interest in its professional services business in April 1999. On a full year pro forma basis taking into account this acquisition as if it had occurred on January 1, 1999, professional services net sales increased $4.9 million, or 40.6%, to $17.0 million in 1999 from $12.1 million in 1998. This growth was due to new clients, increased sales to existing clients and the initiation of business process management services for Deluxe.

   Government services net sales increased by $4.3 million, or 9.8%, to $48.3 million in 1999 from $44.0 million in 1998. This increase was due to the roll-out of additional states during the latter half of 1998 and early 1999 and price increases on contract extensions for online Medicaid eligibility verification services. Government services net sales will likely decrease in future periods as existing contracts expire because eFunds is exiting the government services business.

   Cost of sales. Cost of sales decreased $18.0 million, or 8.5%, to $194.3 million in 1999 from $212.3 million in 1998. This decrease in 1999 is the net result of increased cost of sales primarily due to increased volumes and the acquisition of the remaining 50% interest in eFunds' professional services business in April 1999, offset by a $32.2 million reduction in loss contract and asset impairment charges related to government services. As a percentage of net sales, cost of sales decreased to 64.3% during 1999 compared to 79.4% during 1998, mainly due to a reduction in loss contract and asset impairment charges. Excluding these charges, cost of sales as a percentage of net sales would have been 61.4% in 1999 and 64.1% in 1998.

   Electronic payments cost of sales increased $11.0 million, or 8.6%, to $138.0 million in 1999 from $127.0 million in 1998. As a percentage of electronic payments net sales, cost of sales increased to 57.2% in 1999 compared to 56.8% in 1998. This increase was due primarily to the introduction of new services, primarily electronic check conversion services, and amortization of software related to new products, primarily QualiFile, DataNavigator and online banking in the United Kingdom.

   Professional services cost of sales were $9.0 million or 71.1% of professional services net sales in 1999. eFunds recorded no cost of sales for professional services in 1998 because of equity accounting prior to the acquisition of the remaining 50% interest in its professional services business in April 1999. On a full year pro forma basis taking into account this acquisition, professional services cost of sales increased $2.7 million, or 29.1%, to $11.9 million in 1999 from $9.2 million in 1998. As a percentage of professional services net sales, cost of sales decreased to 70.0% in 1999 compared to 76.2% in 1998. This decrease was primarily due to increased sales, execution of more profitable contracts, less reliance on subcontractors through building of eFunds' own capabilities and an increased proportion of work being done offshore where margins are higher despite lower billing rates.

   Government services cost of sales decreased $38.0 million, or 44.6%, to $47.3 million in 1999 from $85.3 million in 1998. The decrease during 1999 was due primarily to the $32.2 million reduction in loss contract and asset impairment charges, as well as lower depreciation and amortization expense in 1999 due to asset impairment charges recorded in 1998. As a percentage of government services net sales, cost of sales decreased to 97.9% in 1999 compared to 193.9% in 1998. Excluding the loss contract and asset impairment charges, cost of sales as a percentage of government services net sales would have decreased to 79.9% in 1999 compared to 100.8% in 1998.

   Gross margin. Gross margin increased $52.8 million, or 95.7%, to $108.1 million in 1999 from $55.2 million in 1998. As a percentage of net sales, gross margin increased to 35.7% in 1999 compared to 20.6% in 1998. Excluding the loss contract and asset impairment charges, eFunds gross margin would have been 38.6% in 1999 and 35.9% in 1998.

   Selling, general and administrative (SG&A) expenses. SG&A expenses increased $24.2 million, or 29.8%, to $105.4 million in 1999 from $81.2 million in 1998. As a percentage of net sales, SG&A expenses increased to 34.9% in 1999 compared to 30.4% in 1998. This increase was predominantly related to costs incurred in conjunction with the development of DebitBureau, infrastructure investments and goodwill amortization. These increases were partially offset by initiatives designed to lower SG&A expenses, such as reductions in hiring, travel costs and consulting fees, and lower restructuring charges. In 1999, eFunds reversed $2.4 million of restructuring accruals from prior periods. In 1998, eFunds recorded restructuring charges of $3.2 million for severance relating to its initiative to reduce SG&A expenses. During 1998, eFunds also reversed $1.0 million of a 1996 restructuring charge.

   Research and development (R&D) expenses. R&D expenses increased by $3.1 million to $3.8 million in 1999 from $0.6 million in 1998. As a percentage of net sales, R&D expenses increased to 1.2% in 1999 compared to 0.2% in 1998. All R&D expenses were within the electronic payments business and primarily reflect costs incurred in conjunction with the development of DebitBureau.

   Other income (expense). Other expense increased $1.1 million, or 31.9%, to $4.6 million in 1999 compared to $3.5 million in 1998. The increase in expense in 1999 was primarily due to losses on the disposal of an in-house developed system which was written off when the decision to take the assets out of service was made and the assets were replaced with purchased software that has greater functionality. This increase was partially offset by the reduced losses recorded under the equity method of accounting for the 50% ownership of eFunds professional services business. Prior to eFunds' acquisition of the remaining ownership interest in April 1999, eFunds recorded its 50% share of the joint venture's losses in other expense.

   Provision for income taxes. eFunds recognized a provision for income taxes of $5.6 million in 1999 as compared to a benefit of $8.6 million in 1998. eFunds did not record a tax benefit on the operating loss of the professional services business because of its lack of profitability through 1999. Increased non-deductible goodwill amortization resulting from the acquisition of the electronic check conversion company also contributed to the provision for income taxes.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Net sales. Net sales increased $38.4 million, or 16.8%, to $267.5 million in 1998 from $229.1 million in 1997. All segments experienced increases in net sales during 1998. On a full year pro forma basis taking into account eFunds' acquisition of the remaining 50% interest in its professional services business, net sales increased $47.3 million, or 20.4%, to $279.6 million in 1998 from $232.3 million in 1997.

   Electronic payments net sales increased $21.4 million, or 10.6%, to $223.5 million in 1998 from $202.1 million in 1997. Increased transaction processing volume, higher inquiry volumes, higher software licensing and professional services contributed to this increase. Transaction volumes increased 19.0% and inquiry volumes increased 5.9% as a result of higher volumes from existing clients. Software licensing and related services increased due to clients' demands for new software systems to address potential Year 2000 impacts.

   eFunds recorded no net sales for professional services in 1998 and 1997 because of equity accounting prior to the acquisition of the remaining 50% interest in its professional services business in April 1999. On a full year pro forma basis taking into account this acquisition, professional services net sales increased $8.9 million, or 277.5%, to $12.1 million in 1998 from $3.2 million in 1997 when operations for this business commenced late in the third quarter.

   Government services net sales increased by $17.0 million, or 63.1%, to $44.0 million in 1998 from $27.0 million in 1997. This increase was due to additional state contracts and the roll-out of existing contracts.

   Cost of sales. Cost of sales increased $65.9 million, or 45.0%, to $212.3 million in 1998 from $146.4 million in 1997. As a percentage of net sales, cost of sales increased to 79.4% in 1998 compared to 63.9% in 1997. This increase was primarily due to the $26.3 million asset impairment charges and the $14.7 million loss contract charges recorded in the government services business compared to only $2.4 million of asset impairment charges recorded by the electronic payments segment in 1997. With these charges excluded in both years, cost of sales as a percentage of net sales would have been 64.1% in 1998 compared to 62.8% in 1997.

   Electronic payments cost of sales increased $9.8 million, or 8.4%, to $127.0 million in 1998 from $117.2 million in 1997. The increase in 1998 was primarily due to higher revenue volumes. As a percentage of electronic payments net sales, cost of sales was 56.8% in 1998 and 58.0% in 1997.

   eFunds recorded no cost of sales for professional services in 1998 and 1997 because of equity accounting prior to the acquisition of the remaining 50% interest in its professional services business in April 1999. On a full year pro forma basis taking into account this acquisition, professional services cost of sales increased $6.7 million, or 267.9%, to $9.2 million in 1998 from $2.5 million in 1997. The increase was due to a full year of operations in 1998. As a percentage of professional services net sales, cost of sales decreased to 76.2% in 1998 compared to 78.2% in 1997.

   Government services cost of sales increased $56.0 million, or 191.7%, to $85.3 million in 1998 from $29.2 million in 1997. This increase was primarily due to loss contract and asset impairment charges totaling $40.9 million. As a percentage of government services net sales, cost of sales increased to 193.9% in 1998 compared to 108.4% in 1997.

   Gross margin. Gross margin decreased $27.4 million, or 33.2%, to $55.2 million in 1998 from $82.6 million in 1997. As a percentage of net sales, gross margin decreased to 20.6% in 1998 compared to 36.1% in 1997, primarily due to charges of $40.9 million for loss contracts and asset impairments in the government services business. With these charges excluded from 1998 and the $2.4 million of asset impairment charges discussed above excluded from 1997, eFunds consolidated gross margin percentage would have been 35.9% for 1998 and 37.2% for 1997.

   Selling, general and administrative (SG&A) expenses. SG&A expenses increased $10.7 million, or 15.1%, to $81.2 million in 1998 from $70.5 million in 1997. This increase was predominantly related to increased selling and marketing expenses associated with the electronic payments business and $2.7 million of costs incurred in connection with the development of DebitBureau. These increases were partially offset by decreases within the government services business due to lower legal costs. During 1998, eFunds recorded restructuring charges of $3.2 million for severance relating to its initiative to reduce SG&A expenses, while it also reversed $1.0 million of a 1996 restructuring charge. During 1997, eFunds recorded restructuring charges of $1.5 million for severance within the electronic payments business. This reduction was completed in 1998, with severance payments of $1.4 million paid through December 31, 1999. As a percentage of net sales, SG&A expenses were 30.4% in 1998 and 30.8% in 1997.

   Research and development (R&D) expenses. R&D expenses decreased $0.8 million, or 55.3%, to $0.6 million in 1998 from $1.4 million in 1997. As a percentage of net sales, R&D expenses decreased to 0.2% in 1998 compared to 0.6% in 1997. All R&D expenses were within the electronic payments business and primarily reflect the costs incurred in conjunction with eFunds' development of neural network and other fraud prevention technologies.

   Asset impairment charges. In 1998, there were no asset impairment charges in operating expenses compared to $9.4 million of charges recorded in 1997. In 1997, eFunds formulated a plan to divest the international unit of its electronic payments business. Based on fair market value estimates, eFunds recorded a charge of $9.4 million to write down the carrying value of these operations to their estimated fair value less costs to sell.

   Other income (expense). Other expense increased $2.6 million to $3.5 million in 1998 from $0.9 million in 1997. This increase is primarily due to the increased losses recorded under the equity method of accounting for the 50% ownership of eFunds professional services business. In 1997, other expense does not include a full year of operations because the joint venture began operations in September of that year.

Quarterly Results of Operations

   The following tables present eFunds unaudited quarterly data for each of its nine most recently ended quarters. The data has been prepared on a basis consistent with eFunds audited consolidated financial statements included in this offering circular-prospectus and include all necessary adjustments that management considers necessary for a fair presentation of such information. This data should be read in conjunction with eFunds annual audited consolidated financial statements and the notes to those statements included in this offering circular-prospectus. The operating results for any quarter are not necessarily indicative of results for any future quarter or year.

                                                              Unaudited
                                                          Three Months Ended
                          -----------------------------------------------------------------------------------------
                          June 30,  Sept. 30,  Dec. 31,  Mar. 31,  June 30,  Sept. 30, Dec. 31,  Mar. 31,  June 30,
                            1998      1998       1998      1999      1999      1999      1999      2000      2000
                          --------  ---------  --------  --------  --------  --------- --------  --------  --------
                                                            (in thousands)
STATEMENT OF OPERATIONS
 DATA:
Net sales:
Electronic payments.....  $55,697   $ 56,775   $56,992   $56,546   $58,768    $61,510  $ 64,561  $ 69,324  $ 72,069
Professional services...      --         --        --        --      1,916      5,218     5,544    19,141    17,914
Government services.....   10,758     10,951    13,031    11,310    11,883     13,167    11,917    11,790    10,987
                          -------   --------   -------   -------   -------    -------  --------  --------  --------
 Total net sales........   66,455     67,726    70,023    67,856    72,567     79,895    82,022   100,255   100,970
                          -------   --------   -------   -------   -------    -------  --------  --------  --------
Cost of sales:
Electronic payments.....   32,642     31,365    32,823    33,180    33,019     34,629    37,169    38,974    40,006
Professional services...      --         --        --        --      1,465      3,666     3,888    11,577    11,623
Government services:
 Cost of sales,
  excluding contract and
  asset impairment
  charges...............   10,478     11,915    10,867     9,880    10,579     10,361     7,754     8,206     7,810
 Loss contract and asset
  impairment charges....      --      40,949       --         60        57        150     8,433       --      9,700
                          -------   --------   -------   -------   -------    -------  --------  --------  --------
Total cost of sales.....   43,120     84,229    43,690    43,120    45,120     48,806    57,244    58,757    69,139
                          -------   --------   -------   -------   -------    -------  --------  --------  --------
Gross margin............   23,335    (16,503)   26,333    24,736    27,447     31,089    24,778    41,498    31,831
Operating expenses:
Selling, general and
 administrative.........   21,345     21,375    16,617    17,887    24,844     28,378    34,273    38,178    37,093
Research and
 development............      172        133       133       536     1,518      1,380       322       579       344
                          -------   --------   -------   -------   -------    -------  --------  --------  --------
 Total operating
  expenses..............   21,517     21,508    16,750    18,423    26,362     29,758    34,595    38,757    37,437
                          -------   --------   -------   -------   -------    -------  --------  --------  --------
Income (loss) from
 operations.............    1,818    (38,011)    9,583     6,313     1,085      1,331    (9,817)    2,741    (5,606)
Other income (expense):
Legal proceedings.......      --       4,157       --      2,094       --         --        --        --        --
Other income (expense)..     (225)    (1,542)   (1,457)     (866)     (420)    (2,870)     (453)       13      (488)
Interest income
 (expense)..............      793        369       750       803       275         (3)     (112)     (801)     (494)
                          -------   --------   -------   -------   -------    -------  --------  --------  --------
Income (loss) before
 income taxes...........    2,386    (35,027)    8,876     8,344       940     (1,542)  (10,382)    1,953    (6,588)
(Provision) benefit for
 income taxes...........     (883)    12,960    (3,284)   (4,530)   (3,419)    (7,692)   10,055      (737)    2,022
                          -------   --------   -------   -------   -------    -------  --------  --------  --------
Net income (loss).......  $ 1,503   $(22,067)  $ 5,592   $ 3,814   $(2,479)   $(9,234) $   (327) $  1,216  $ (4,566)
                          =======   ========   =======   =======   =======    =======  ========  ========  ========

Liquidity, Capital Resources and Financial Condition

   As of June 30, 2000, cash and cash equivalents were $93.3 million. eFunds also had $6.3 million of restricted cash that it temporarily holds in custodial accounts on behalf of clients and $28.7 million in restricted cash that it had supplied to ATMs operated by a client of its electronic payments business. eFunds has agreed to make up to $35.0 million of cash available for this purpose.

   The following table sets forth a summary of cash flow activity and should be read in conjunction with eFunds' consolidated statements of cash flows:

                                                   Summary of Cash Flows
                                             ----------------------------------
                                                                  Unaudited
                                                Year Ended     Six Months Ended
                                             December 31, 1999  June 30, 2000
                                             ----------------- ----------------
                                                       (in thousands)
   Cash (used in) provided by operating
    activities.............................      $(12,150)         $ 20,888
   Cash used in investing activities.......       (73,209)          (35,477)
   Cash provided by financing activities...       105,153            76,156
   Net cash used by the professional
    services segment during December 1999..           --             (4,127)
                                                 --------          --------
   Net increase in cash and cash
    equivalents............................      $ 19,794          $ 57,440
                                                 ========          ========

   Cash provided by operating activities in the six months ended June 30, 2000 was $20.9 million, primarily due to non-cash charges for depreciation and amortization and the timing of income tax payments. Cash used in operating activities in 1999 was $12.2 million, primarily due to the use of $32.2 million to pay a judgment to Mellon Bank in a legal proceeding related to the government services business for which eFunds had accrued $40 million in 1997 and the use of $25 million to supply cash to ATMs operated by a client of the electronic payments business.

   Cash used in investing activities was $35.5 million in the six months ended June 30, 2000, due in part to capital expenditures of $16.0 million, including $9.8 million for product development related expenditures. eFunds also invested $20.0 million to purchase a 24% interest in a provider of ATM management and outsourcing services to retailers and financial institutions. Cash used in investing activities was $73.2 million in 1999, primarily due to capital expenditures of $38.2 million, including $17.3 million for product development related expenditures. eFunds also invested $35.7 million to purchase the remaining 50% interest in its professional services business and an electronic check conversion company.

   Cash provided from financing activities was $76.2 million in the six months ended June 30, 2000. Cash provided by the IPO in June 2000 was $62.0 million. Cash provided by Deluxe was $23.9 million and dividends paid to Deluxe were $13.8 million. eFunds obtained $5.0 million from borrowings on its lines of credit and used cash to repay debt of $1.0 million. Cash provided from financing activities was a net $105.2 million in 1999, of which $108.8 million was provided by Deluxe and $3.1 million from borrowings on the line of credit extended by Deluxe. eFunds used cash to repay debt of $6.7 million.

   Net cash used by the professional services segment during December 1999 represents the change in the results of operations and financial position of the professional services business. Previously, this business reported its results of operations and financial position on a one-month lag. In January 2000, this business changed its reporting periods to coincide with the rest of the eFunds' businesses.

   At June 30, 2000, eFunds had a $10.0 million line of credit, denominated in Indian rupees and guaranteed by Deluxe, available for use by the professional services segment's international operations at an interest rate of 15.81%. This line of credit remains guaranteed by Deluxe until October 1, 2000. The average amount drawn on this line during the first six months of 2000 was $4.3 million. As of June 30, 2000, $4.8 million was outstanding. The average amount drawn on this line during 1999 was $2.7 million. As of December 31, 1999, $3.1 million was outstanding. This line of credit was not available in 1998.

   Deluxe provides eFunds with an unsecured revolving credit facility of up to $75 million until the earlier of the completion of the exchange offer or December 31, 2000. Borrowings under the facility will be due at the completion of the exchange offer or maturity and accrue interest at the London Interbank Offered Rate, or LIBOR, plus a variable additional margin based on Deluxe's credit rating. As of June 30, 2000, the outstanding balance on the credit facility was $3.8 million at an interest rate of 6.87%. The credit facility includes financial and restrictive covenants. eFunds is currently in compliance with all covenants. eFunds intends to replace this facility with a new credit facility with one or more financial institutions. A replacement credit facility may not be available to eFunds, or if available, eFunds may not be able to obtain it on a timely basis or on terms acceptable to it.

   eFunds had capital expenditures of $16.0 million in the six months ended June 30, 2000, and $38.2 million in 1999. eFunds anticipates a substantial increase in its capital expenditures in 2000 to complete the integration of its existing infrastructure and for continued spending on product development. In particular, eFunds intends to consolidate its data centers and customer contact centers. Portions of these projects will extend into 2001. Deferring portions of these projects has reduced eFunds' prior expectations regarding capital expenditures in 2000, and eFunds currently estimates its 2000 capital expenditures to be approximately $50 million.

   eFunds believes that cash generated from operations, borrowings under its credit facilities and the net proceeds from its IPO will provide sufficient funds for its operations for the foreseeable future. eFunds will likely expend approximately $25 million of the net proceeds from its IPO to support its capital expenditures, $10 million for the creation of the infrastructure needed to enable it to operate as a stand-alone entity and $10 million for product development activities. Some of the net proceeds from its IPO may be used to fund future acquisitions and investments. If future acquisitions and investments should require cash in excess of the amount of net proceeds from its IPO and cash generated from operations, eFunds would consider its financing alternatives at that time.

Market Risk Disclosure

   eFunds operates internationally, and so is subject to potentially adverse movements in foreign currency rate changes. eFunds has not entered into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes on intercompany foreign currency denominated balance sheet positions. As of June 30, 2000, eFunds has borrowed $4.8 million on a line of credit denominated in Indian rupees. The rate on the borrowing remains fixed for the term of the borrowing. The rupee-denominated funds borrowed are used exclusively by the business within India to pay for expenses denominated in Indian rupees.

   eFunds is exposed to foreign exchange risk to the extent of adverse fluctuations in the Indian rupee and British pound. eFunds does not believe that a change in the Indian rupee and British pound exchange rates of 10% would result in a material impact on its future earnings, financial position or cash flows.

                               BUSINESS OF DELUXE

Overview

   Deluxe is the largest provider of checks in the United States, both in terms of revenues and number of checks produced. Deluxe sells checks to financial institutions who then resell these checks to their customers. Deluxe also sells checks directly to consumers. In addition, Deluxe sells checks and related products to small businesses. Excluding net sales related to the eFunds' businesses and businesses sold in 1999, sales of checks and check-related products and services accounted for approximately 97% of Deluxe's 1999 net sales and virtually all of its 1999 profits. Deluxe has announced a strategy to develop and market new products and services based on personalization, e-commerce and direct marketing expertise gained in the check printing business. Deluxe's first initiative under this strategy is a direct-to-consumer personalization website, PlaidMoon.com.

   In addition to its checks business, Deluxe currently owns 40,000,000 eFunds shares representing approximately 88% of eFunds outstanding shares. Deluxe is offering all of its eFunds shares in exchange for Deluxe shares in the exchange offer. Following the completion of the exchange offer and any subsequent spin-off, Deluxe would cease to own any eFunds shares.

Industry Background

   Payment systems and methods have been changing in the United States in recent years as banking and other industries have introduced alternatives to the traditional paper check, including, among others, automatic teller machine networks, credit cards, debit cards and electronic payment systems such as electronic bill presentment and payment. Use of these payment alternatives is affecting the numbers of checks written.

   According to Deluxe's estimates, growth in total checks written by individuals and small businesses, the primary purchasers of Deluxe's checks, was flat in 1999 and the total number of personal, business and government checks written in the United States has been in decline since 1997. Deluxe believes that the individual and small business segments of the check industry will eventually decline due to the increasing use of alternative payment methods. Deluxe believes the decline in personal, business and government checks is due to the increasing use of these alternative payment methods, increasing use of direct deposits for payroll and government transfer payments, and changing payment practices at large businesses and government agencies.

   The check printing industry in the United States is highly competitive. Competition among check printers is based principally on price, service, quality, product range and convenience.

   The largest channel for check orders is the financial institution channel which Deluxe believes comprised approximately 79% of all personal check sales in 1999. Orders originating in this channel are sourced through financial institutions such as banks, savings and loan institutions, credit unions, brokerages and other financial institutions. In recent years, margins in the financial institutions channel have been pressured by competitive factors and by the consolidation in the financial institutions industry. Margin pressure arising from consolidation in the financial institutions industry is a result of merged entities seeking not only the most favorable prices formerly offered to the predecessor institutions but also additional discounts due to the greater volume represented by the combined company.

   The direct-to-consumer channel of the check industry emerged in the mid 1980s based upon consumers' desires for a lower-priced alternative to checks obtained through financial institutions and the ability to obtain enhanced design selections. Deluxe believes that direct check sales to individuals have grown from approximately 18% in 1997 to approximately 21% in 1999. While initial orders through the direct channel tend to have a lower margin than orders through the financial institution channel due to high customer acquisition costs, reorders through this channel tend to have a higher margin than orders through the financial institution channel. Direct checks are marketed to consumers primarily through newspaper and magazine inserts, direct mail advertisements and the Internet.

Deluxe's Strategy

   Deluxe's strategy is to manage its leading position in the check industry and to develop new sources of revenue within its existing customer base and in new markets based on its personalization, e-commerce and direct marketing expertise gained in the check printing business. Key elements of Deluxe's strategy are to:

  . Maximize revenues per order. Deluxe intends to maximize revenues per order by pursuing cross-selling and up-selling opportunities within its existing customer base. For example, Deluxe has instituted a program in which it takes reorders directly from a financial institution's customer, providing Deluxe an opportunity to up-sell products and services to customers. Deluxe also pursues cross-selling opportunities with its direct check customers by telephone contact, placing advertising inserts in the boxes of checks it ships and by placing hyperlinks on its websites.

  . Increase direct check business. Because Deluxe believes that direct checks are still growing as a percentage of total personal and small business checks produced, Deluxe intends to increase the number of its direct check customers by offering a wider range of check designs and personalization options. Deluxe has been executing this strategy through licensing agreements, acquisitions and internal development.

  . Utilize core competencies to develop new sources of revenue. Deluxe intends to utilize its ability to produce personalized "units of one" on a large scale to sell new product offerings to its existing customers, and to pursue new business opportunities with additional revenue streams. Deluxe's PlaidMoon.com website, which was announced to the public in August 2000, is an example of the type of new business opportunity that Deluxe intends to pursue by leveraging its core competencies and assets. PlaidMoon.com is an Internet business offering a range of personalized products to consumers.

  . Utilize existing customer base to increase sales of new product offerings. Deluxe has a file of more than 40,000,000 direct check users, as determined by the number of account holders, and more than 500,000 small businesses. Deluxe intends to utilize this customer base for cross-selling of complementary products and new product offerings.

  . Manage costs in mature check industry. Deluxe intends to continue to manage its costs carefully and to look for ways to increase operating efficiency in its core check printing business. In recent years Deluxe has implemented a number of programs to control expenses and increase efficiency.

Deluxe's Products and Services

   Check and Check-Related Products. Each check order that Deluxe produces is unique. Each check order involves a small volume of product that is sold at a relatively low per unit amount. Many variables are available for specification by a customer when placing a check order. Many customers use these options as opportunities to express their personal style, which is a key element in Deluxe's customer merchandising approach. In addition to including basic name and address information on their checks, a customer may add other details such as drivers license, e-mail address and telephone number. Deluxe also offers customers many variations in the types of checks selected including:

  .  selection of type fonts;

  .  placement of information on the check;

  . choice of plain safety paper designs or background designs, including specially licensed designs from companies such as Coca-Cola Company, Warner Bros. and the NASCAR Inc.;

  .  choice of color;

  .  choice of top or side tear options; and

  .  choice of stubs or duplicate copies.

   Financial Institution Checks. For the past 85 years, Deluxe has provided check printing services to financial institutions. Deluxe has developed relationships with financial institutions whereby the financial institution agrees to offer checks produced by Deluxe to its depositors. Deluxe provides these checks to the financial institution at negotiated prices and the financial institution resells the checks to its depositors at a price determined by the financial institution. Depositors commonly submit initial check orders and reorders to their financial institutions, who then forward them to Deluxe. Printed checks are usually shipped directly by Deluxe to the depositors. Deluxe's charges are usually paid directly from the depositors' accounts by electronic transfer. Deluxe typically produces and ships check orders within two days after its receipt of the order.

   Deluxe sold checks to more than 10,000 financial institutions and produced approximately 76.2 million check units for financial institutions in 1999 and
87.5 million check units for financial institutions in 1998.

   Over the last several years, Deluxe has begun offering enhanced services, such as customized reporting services, file management and expedited account conversion support, to its financial institution clients in order to increase efficiency and revenue for Deluxe and its financial institution clients. Deluxe also began offering its SecureMail service in September 1999 to help protect financial institutions and consumers from check order fraud.

   Deluxe has been receiving orders through electronic means from financial institution clients since the late 1980s. Over 70% of the check orders currently received by Deluxe in its financial institution channel are received electronically. Deluxe offers its financial institution clients access to electronic check ordering through its proprietary Online Network Exchange, or ONE. Deluxe offers financial institutions access to ONE either through a leased-line connection or through the Internet. Financial institutions are also able to use ONE on a stand-alone basis or are able to integrate ONE with other software applications. By using ONE, a financial institution can process its customers' check orders faster than traditional methods of ordering checks. In addition, the frequency of costly mistakes is decreased, as information is entered directly into Deluxe's systems.

   Deluxe has instituted a program in which it takes check reorders directly from customers of financial institutions instead of receiving the reorders from financial institutions. This program permits a reduction in the financial institution's workload, while affording Deluxe the opportunity to up-sell stylized checks with a higher per unit price to these customers and also cross-sell additional products to these customers, thereby increasing revenue opportunities for both financial institutions and Deluxe. Under this program, Internet and voice response unit capabilities are currently available, and Deluxe intends to introduce an in-person telephone version of this program to its financial institution customers in 2001.

   Deluxe has a sales force of approximately 175 salespersons that call on financial institutions. Relationships with specific financial institutions are usually formalized through supply contracts averaging three to five years in duration. Deluxe is committed to its financial institution relationships and seeks to maintain and grow them by emphasizing the breadth and value of its checks and check-related product and service capabilities.

   Direct Checks. While the majority of Deluxe's check orders are generated through its relationships with financial institutions, Deluxe also offers checks directly to the consumers who choose to order checks directly from a check printer. Deluxe has a customer file of over 40 million check-users in its direct check business. Deluxe typically receives a higher margin on check reorders made in its direct check business because the checks are sold directly to customers without resellers and there are greater opportunities for sales agents to sell higher margin designer checks to the customers.

   Deluxe offers over 60 distinct background designs to customers in its direct check channel. Deluxe recently expanded its offerings to direct check customers by acquiring Designer Checks in February 2000. This acquisition provided Deluxe with access to additional customers, capacity, new product configurations such as a side tear option, and additional background designs for its checks.

   Deluxe has three websites that market checks directly to customers: www.checksunlimited.com, www.designerchecks.com and www.checks.com. Deluxe currently receives over 5% of its check orders in the direct channel via the Internet. Internet orders for Deluxe's direct checks totalled nearly 300,000 in 1999.

   Deluxe uses a variety of direct marketing techniques to acquire new customers in its direct check channel, including free standing inserts in newspapers, direct mail, and telephone contact. Deluxe also uses Internet banner advertising and hyperlinks, which are intended to direct traffic to Deluxe's websites. Deluxe has been emphasizing telephone and Internet contacts because they are more effective than mail for cross-selling and up-selling efforts. Deluxe has a marketing department of approximately 40 and a call center staff of approximately 700 that are dedicated to marketing for direct checks.

   Business Forms. Deluxe also markets and produces computer and business checks and forms on a small quantity order basis, including continuous form checks, deposit tickets, invoices, statements, tax forms, labels and rubber stamps. Checks represented approximately 77% of Deluxe's business forms' product sales in 1999. Deluxe's checks and business forms are compatible with nearly all of today's off-the-shelf accounting software packages.

   Business checks and forms are marketed primarily to operators of small businesses, small offices and home offices, typically those with 10 or fewer employees. Deluxe obtains the majority of its business checks and forms customers through a referral program with its financial institution clients. Deluxe also markets its business checks and forms through direct mail, Deluxe's websites and referrals from other third parties. Deluxe intends to expand its business checks and forms business through enhancements to its referral programs, new products, alliances and internet development. Deluxe has approximately 35 employees who provide marketing support to its business checks and forms business. Deluxe does not have a direct sales force that calls on customers for business checks and forms. Customer contact is made via mail, telephone, fax or through the Internet.

   As part of Deluxe's growth and e-commerce retailing strategies, it has entered into several alliances to provide small business owners with access to complementary products and services offered by other suppliers via Deluxe's small business website and catalogs, including computer supplies, website services, and electronic postage. Although none of these alliances are significant contributors to Deluxe's revenue at this time, Deluxe believes that these alliances are beneficial to it because they allow Deluxe's customers to receive access to a wider range of products and services. Deluxe believes this should increase customer satisfaction and encourage repeat sales. Deluxe believes that participants in these alliances also benefit as a result of the opportunity to grow their customer bases more quickly and to build brand recognition.

Emerging Products and Services

   Deluxe intends to develop new sources of revenue within its existing customer base and in new markets by using the expertise it has developed in the check printing business. In the check printing business, Deluxe has developed expertise in the following areas:

  . Personalization Engineering. Using the infrastructure and core competencies of its check printing and direct-to-consumer businesses, Deluxe has been able to manage profitably and fulfill large numbers of custom check orders involving small quantities of products at low dollar amounts. This customization of a check can be for functional reasons, such as including bank codes and account numbers of a consumer, or in ways that allow consumers to express their personalities such as including scenic paper or background designs. As a result, Deluxe is able to offer products customized according to an individual's preference or "unit of one" on a large-scale basis. On an annual basis, Deluxe produces more than 100,000,000 unique "units of one."

  . Direct Marketing. Deluxe has been selling items directly to consumers since its first catalog was produced in 1918. Deluxe uses free-standing inserts in newspapers, direct mail advertisements, Internet banner advertisements, literature placed in its check orders, contact with its call centers and its websites to cross-sell and up-sell products to its customers.

  . e-Commerce. Deluxe has developed significant capabilities supporting e-commerce initiatives. Approximately 5% of the check orders currently received by Deluxe in its direct channel are received through the Internet. During the first six months of 2000, Deluxe has received over 600,000 unique visitors to its non-financial institution channel websites and has received over 500,000 orders through those sites. Orders received through the Internet typically have a higher average revenue per order than orders Deluxe receives through the mail.

  . Information Management. In order to deliver large volumes of unique small transactions, Deluxe must securely and accurately process individual data for approximately 80 million business and personal accounts annually on a timely basis. To optimize order delivery responsiveness, Deluxe captures images and other order information and distributes orders electronically directly to its manufacturing plants. Deluxe ships orders within an average of two days from its receipt of the order.

  . Relationship Management. With approximately 10,000 financial institution clients, a customer file of over 40 million direct check using account holders and approximately 500,000 small businesses, Deluxe focuses on efficient and effective customer service. The success of Deluxe's efforts in this area is demonstrated by the fact that over 75% of the orders Deluxe receives are reorders from existing accounts.

   As a recent example of executing this strategy, in August 2000, Deluxe publicly announced a direct-to-consumer, personalization website:
PlaidMoon.com. Through PlaidMoon.com, Deluxe is seeking to capitalize on its personalization, e-commerce and direct marketing expertise by offering consumers the ability to customize and purchase a wide variety of personalized products online.

   The PlaidMoon.com strategy is to target consumers who wish to express their thoughts and feelings more creatively in the items they purchase. Consumers are able to select items for purchase through this website and then personalize them in many ways, including:

  .  Personal photographs or other images;

  .  Personal messages;

  .  Personal designs;

  .  Monogramming; and

  .  Specifying size, placement and layout of images on products.

   Deluxe is currently offering the following categories of products through
PlaidMoon.com:

  .  Paper products, such as invitations, stationery, labels, and napkins;

  .  Household goods, such as cups, bowls and plates;

  .  Clothing, such as t-shirts;

  .  Pet products, such as bowls and collars;

  .  Recreational and sport products, such as golf balls and sports bags;

  .  Decorating and gift items, such as pill boxes and keepsake boxes; and

  .  Home accent items, such as pillows, candles and picture frames.

   Most of the products currently offered on the PlaidMoon.com website are supplied by Taylor Corporation. Nearly all of these products are subject to a noncompetition agreement between Deluxe and Taylor Corporation. Deluxe and Taylor entered into this noncompetition agreement as part of the sale of two businesses by Deluxe to Taylor in 1998. Under the terms of this noncompetition agreement, Deluxe has agreed that, through December 2003, it will not sell printed design papers and social expression products, such as greeting and note cards, gift wrap, small gifts and other seasonal items in the United States. If Deluxe wishes to sell these products on the PlaidMoon.com site, it must obtain them from Taylor at a price set by Taylor. To date, Taylor has not agreed to supply Deluxe with all of the products Deluxe might wish to offer on its PlaidMoon.com website that could be subject to Deluxe's agreement not to compete with Taylor. In some cases, Deluxe has agreed that Taylor would act as the sole supplier of items that are not subject to the non-competition agreement. Deluxe may enter into additional sole supplier agreements with Taylor or other parties for products that may be sold over the PlaidMoon.com website. In addition, Taylor is not prohibited from selling the products for which it acts as Deluxe's sole supplier in a manner that is directly competitive with Deluxe's PlaidMoon.com website.

   Deluxe's marketing strategy is to build the PlaidMoon.com brand name, to increase customer traffic to PlaidMoon.com website and to encourage customer loyalty and repeat purchases. In addition, Deluxe intends to use traditional advertising, hyperlinks from some of its other direct marketing websites, direct mailings to its direct check and business form customers, and other online advertising to build awareness of its PlaidMoon.com business offering and increase customer traffic at the site.

   Deluxe plans to build a network of independent artisans and make this network available to consumers visiting PlaidMoon.com who want to create a more highly customized product. Deluxe is also considering extending the PlaidMoon.com concept to other applications.

Competition

   The check printing industry is intensely competitive. Deluxe expects that competition will intensify as the overall check industry continues to mature and contract. Deluxe faces competition from alternative electronic payment systems such as ATM machines, credit cards and debit cards and electronic payment systems, such as electronic bill presentment and payment. Deluxe also faces considerable competition from other check printers in its traditional sales channel to financial institutions, such as John H. Harland Company, Clarke American Checks, Inc. and Liberty Share Draft & Check Printers, Inc.; from direct sellers of checks, such as Clarke American Checks, Inc. and MDC Corporation Inc. in its direct-to-consumer check business; and from the sellers of business checks and forms, such as NEBS, Inc. and Ennis Business Forms, Inc. in its business checks and forms business. Additionally, Deluxe faces competition from check printing software vendors and, increasingly, from Internet-based sellers of checks to consumers and small businesses. In the check printing industry, the principal factors on which Deluxe competes are service, convenience, quality, product range and price. From time to time, some of Deluxe's check printing competitors have reduced the prices of their products in an attempt to gain greater volume. Price reductions by these competitors have resulted in reduced profit margins for Deluxe in the past. Deluxe has also experienced some loss of business due to its refusal to meet competitive prices that fell below Deluxe's per unit revenue and profitability targets. Similar pressures may result in margin reductions in the future, particularly since Deluxe does not believe that it can continue to achieve cost reductions of a magnitude similar to those that it has achieved in recent years.

   Online commerce is new, rapidly evolving and intensely competitive. Deluxe is faced with competition from websites of traditional competitors as well as new web-based entrants such as iPrint or ImageX for business checks and forms. In addition, Deluxe believes that its PlaidMoon.com website will be competing with other retail e-commerce sites, as well as retail stores. For PlaidMoon.com, Deluxe's plan is to compete on the basis of its personalization capabilities, merchandise assortment, direct marketing skills, fulfillment capabilities, and proprietary customer lists.

Government Regulation

   As of July 2001, Deluxe will be subject to the privacy requirements of a new federal financial modernization law known as the Gramm-Leach-Bliley Act. Regulations implementing the Act require each regulated entity to develop and implement policies to protect the security and confidentiality of consumers' nonpublic personal information and to disclose those policies to consumers before a customer relationship is established and annually thereafter.

   The regulations will require Deluxe to provide an "opt-out" notice to its consumer customers and an opportunity to opt-out before it may share their nonpublic personal information with certain third parties. The regulations, including the opt-out provisions, may limit Deluxe's ability to use its direct check consumer data in its businesses. However, the regulations allow Deluxe to transfer consumer information to effect, administer or enforce a transaction that a consumer requests or authorizes and to protect the confidentiality or security of a consumer's records; to protect against or prevent actual or potential fraud, unauthorized transactions, claims or other liability; for required institutional risk control; and for resolving customer disputes or inquiries. Deluxe may also contribute consumer information to a consumer reporting agency pursuant to the Fair Credit Reporting Act.

   Deluxe is evaluating the methods by which it will comply with the regulations and any related contractual requirements. Further, Deluxe anticipates that its financial institution clients will request various contractual provisions in their agreements with Deluxe that are intended to comply with their obligations under the Act and regulations.

   Deluxe has entered into an agreement with eFunds pursuant to which Deluxe will contribute consumer information to eFunds. eFunds has agreed that it may only use this information for purposes that are consistent with applicable federal, state and local laws. This agreement is discussed more fully in "Agreements between Deluxe and eFunds."

   Congress and many states are considering more stringent laws or regulations that, among other things, restrict the purchase, sale or sharing of non-public personal information about consumers. For example, legislation has been introduced in Congress to further restrict the sharing of consumer information by financial institutions, as well as require that a consumer opt-in prior to a financial institution's use of his or her data in its marketing program.

   Laws and regulations may be adopted in the future with respect to the Internet or e-commerce covering issues such as user privacy. New laws or regulations may impede the growth of the Internet. This could decrease traffic to Deluxe's websites and the demand for Deluxe's products. Moreover, the applicability to the Internet of existing laws governing property ownership, taxation, libel and personal privacy is uncertain and may remain uncertain for a considerable length of time.

Intellectual Property Rights

   Deluxe relies on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect its intellectual property. Deluxe has also applied for patents covering certain systems and methods of its PlaidMoon.com business. Intellectual property laws afford limited protection. It may be possible for a third party to copy Deluxe's products and services or otherwise obtain and use its proprietary information without Deluxe's permission. There is no assurance that Deluxe's competitors will not independently develop products and services that are substantially equivalent or superior to Deluxe's products and services.

Employees

   Excluding eFunds' employees, as of June 30, 2000, Deluxe had approximately 8,302 full and part-time employees employed within the United States. Of Deluxe's total number of employees, 3,716 were engaged in manufacturing, 213 were engaged in software development, 3,495 were engaged in customer and technical support services, 396 were engaged in sales and marketing and 482 were engaged in administrative and other functions.

   None of Deluxe's employees are represented by a labor union, and Deluxe considers its employee relations to be good.

Facilities

   The following table sets forth a description of Deluxe's principal facilities:

                                        Owned or
                                         Lease
                         Approximate   Expiration
Location                 Square Feet      Date                Function
--------                 ----------- -------------- ----------------------------
Shoreview, Minnesota (2    313,965       Owned      Administration, marketing,
 locations).............                            sales and customer contact
                                                    center
Lancaster, California...    68,539       Owned      Manufacturing and mail
                                                    center
Des Plaines, Illinois...   191,805       Owned      Manufacturing and
                                                    distribution
Colorado Springs,          291,311       Owned      Manufacturing,
 Colorado...............                            administration, marketing
                                                    and customer contact center
Dallas, Texas...........    53,490       Owned      Manufacturing
Greensboro, North           44,336       Owned
 Carolina...............                            Manufacturing
Indianapolis, Indiana...    43,969       Owned      Manufacturing
Lenexa, Kansas (2          321,080       Owned      Manufacturing, distribution
 locations).............                            and customer contact center
Mountain Lakes, New         62,961       Owned
 Jersey.................                            Manufacturing
Pittsburgh,                 45,884       Owned
 Pennsylvania...........                            Manufacturing
Streetsboro, Ohio.......   115,205       Owned      Manufacturing
Salt Lake City, Utah....    95,307       Owned      Manufacturing
Campbell, California....    68,655       Owned      Manufacturing
Shoreview, Minnesota (2    214,655   September 2006
 locations).............                            Administration
Shoreview, Minnesota....   180,832   September 2008 Administration
Anniston, Alabama.......    83,400   December 2004  Manufacturing, marketing,
                                                    and customer contact center
Greensboro, North           65,340   November 2007
 Carolina...............                            Customer contact center
Syracuse, New York......    47,469   December 2004  Customer contact center
Phoenix, Arizona........    50,337     June 2003    Administration and customer
                                                    contact center

   Deluxe believes that its current facilities are adequate to meet its anticipated space requirements. Deluxe believes that additional space will be available at a reasonable cost to meet its future needs.

Legal Proceedings

   Other than routine litigation incidental to its business, there are no material pending legal proceedings to which Deluxe is a party or to which any of Deluxe's property is subject.

                               BUSINESS OF eFUNDS

Overview

   eFunds provides transaction processing and risk management services to financial institutions, retailers, electronic funds transfer networks, e-commerce providers and government agencies. eFunds' electronic payments segment, which accounted for approximately 70% of its total net sales during the first six months of 2000, provides a comprehensive suite of transaction processing services and decision support and risk management products for debit transactions. eFunds' decision support and risk management tools enable its clients to combat identity fraud and account abuse in debit transactions. eFunds also provides financial institutions with customer relationship tools for opening accounts, minimizing fraud and identifying cross-selling opportunities. In eFunds' professional services segment, which accounted for approximately 18% of its total net sales during the first half of 2000, eFunds provides information technology consulting and business process management services. eFunds offers online electronic transfer of benefits under entitlement programs on behalf of state and local governments and Medicaid eligibility verification services under eFunds' government services segment. This segment accounted for approximately 11% of eFunds' total net sales during the first six months of 2000.

   eFunds' business has been developed through the combination of several businesses. eFunds' core transaction processing business, SCAN check verification service and ChexSystems new account application service were acquired by Deluxe in several acquisitions from 1984 through 1990. In 1989, eFunds initiated its government services business, which rolled out its first state-wide system to provide the electronic transfer of government entitlement benefits in 1993. Deluxe formed a joint venture to provide professional services in 1997 and acquired the remaining 50% interest in this venture in April 1999. In 1998, Deluxe began to coordinate and enhance the operation of eFunds' decision support and risk management businesses by creating eFunds' DebitBureau database. Deluxe acquired an electronic check conversion business in February 1999.

   In January 2000, as part of a strategy to create strategically focused enterprises that independently define their business objectives, raise capital and pursue growth opportunities, Deluxe announced that it planned to combine eFunds' businesses under eFunds and to issue eFunds' shares to the public. On June 30, 2000 eFunds completed its initial public offering of 5,500,000 eFunds shares.

Industry Background

   Growth in Debit Cards. Payment methods are undergoing rapid change as new technologies and new business requirements, including in e-commerce, cause newer electronic payment methods to supplant traditional paper methods. Although paper-based payment methods, such as personal checks, cash, bank and travelers checks and food stamps, represented more than 70% by dollar volume, or $3,255 billion, of U.S. consumer payments in 1998, the Nilson Report estimated in December 1999 that payments using these paper-based technologies will decline to 52.1%, or $3,556 billion, of U.S. consumer payments by 2005. This report also estimates that the dollar volume of debit card payments will increase from 3.7%, or $168 billion, of U.S. consumer payments in 1998 to 10.9% of domestic consumer payments, or $743 billion, in 2005.

   The Nilson Report estimates that the number of U.S. debit cards payments will increase from 4.9 billion transactions, or 4.9% of total consumer transactions, in 1998 to 19.1 billion transactions, or 14.0% of total consumer transactions, in 2005. This increase represents a compound annual growth rate in debit transactions of 21.6%. From eFunds' perspective, this growth rate compares favorably to the projected compound annual growth rate of only 3.1% in the number of U.S. credit card payments, which Nilson expects to increase from
17.1 billion transactions, or 17.4% of total consumer transactions, in 1998 to
21.9 billion transactions, or 16.1% of total consumer transactions, in 2005. The Nilson Report further estimates that the number of U.S. debit card transactions will overtake credit cards payments by 2007. In many international markets, including the United Kingdom and Canada, debit cards have replaced credit cards as the leading form of consumer electronic payment. As a result, financial institutions and retailers will require electronic payment processes that allow for newer debit-based electronic payment methods as well as increase the efficiency of continued paper payment transactions.

   Debit card use is increasing because it is widely accepted by retailers and provides substantially the same level of convenience in making a purchase as credit cards. Consumers use debit cards to direct a bank to pay money directly from a demand deposit account, such as a checking account. Debit cards allow a consumer to avoid accumulating credit card debt, provide a single summary of the consumer's debit card and check transactions on the consumer's bank statements and, in many cases, provide a cash-back feature at the point-of-sale. For retailers, debit cards generally entail lower transaction costs than credit cards due to higher processing costs and fees for credit card payments and fewer fraud losses in the cases where the debit card transaction involves the use of a unique personal identification number, or PIN, assigned to the cardholder.

   Growth in e-Commerce. Growth in e-commerce transactions is also expected to increase the need for electronic payment solutions. According to a September 1999 report by Forrester Research, online retail purchases by U.S. consumers will grow from $20 billion in 1999 to $184 billion in 2004, reaching 7% of total retail spending in that year. An estimated 90% of Internet transactions are currently paid for using credit cards. This dependence on credit cards presents issues for e-commerce companies because they face the potential for a substantial amount of credit card fraud due to identity manipulation. PIN-based debit transactions could help alleviate this problem for merchants and give consumers a higher degree of confidence in the security of Internet transactions. By failing to provide debit payment alternatives, e-commerce providers also exclude the estimated 32.4% of U.S. consumers who, according to a survey published in January 2000 by the Federal Reserve Bank, do not have a credit card. Consequently, eFunds believes e-commerce companies are increasingly likely to look to debit cards to expand payment options for consumers, lower their transaction costs, provide greater transaction security and successfully complete more transactions.

   Decrease Transaction Costs. In general, merchants and financial institutions are seeking to increase the use of electronic payment systems in order to lower transaction costs. A December 1997 study in the Journal of Banking and Finance estimates that the cost of using electronic payments is one-third of the cost of paper-based transactions. To facilitate electronic transactions, merchants and financial institutions are installing greater numbers of ATMs and point-of-sale debit terminals. The number of these devices increased by 36.6% from 1998 to 1999 according to a report published in July 1999 by Bank Network News. Retailers and banks are also adopting new technologies to reduce costs associated with paper checks. Electronic check conversion technologies, in which paper checks are scanned at the point-of-sale and converted from a paper into an electronic debit transaction, are gaining acceptance. Using electronic check conversion, retailers and banks can realize cost savings and cash management benefits while enabling customers to continue their check writing practices.

   A significant factor in transaction costs is fraud, such as use of a false or stolen identity. Account abuses, such as writing checks with insufficient funds or opening and closing accounts to avoid payments are also factors. Losses from bad checks and check fraud totaled $1.3 billion for banks and $13 billion for merchants in the United States in 1998 according to a report published in September 1999 by the Tower Group and bad check losses have increased for merchants at a rate of 5% per year since 1996. In order to combat fraud effectively, financial services companies and retailers require products that enable them to identify and reduce potential risks. Debit card transactions can also help to reduce fraud because transactions using PINs are less likely to be fraudulent than signature based transactions.

   Need for New Technologies. Financial service companies also face pressures to adopt new payment technologies to better serve their customers and reduce costs. Banks, credit unions and savings banks are making substantial investments in online banking and brokers require efficient mechanisms for online opening and funding of trading accounts. In each case, the financial service companies must find online methods that reduce or eliminate the need to deliver paper checks and manage the risk of online account funding. Financial service companies require these services to retain highly valued customers and to position themselves for expanded e-commerce activities. At the same time, as financial services companies and retailers are responding to these increasing demands for new technologies, they also must control costs and address shortages of information technology resources. One consequence is that financial institutions and retailers are increasing their use of external information technology service providers. In a February 1999 report, The Tower Group estimated that spending by U.S. commercial banks on external information technology services will increase from $26 billion in 1998 to $33 billion in 2002.

Market Opportunity

   To accommodate the variety of payment methods in use today, merchants and financial institutions need new technologies to help them acquire, authorize and process payment transactions. For example, a consumer may wish to use a debit card, ATM card, credit card or paper check to effect a transaction. The financial institution or retailer must collect the consumer's account and transaction information through a point-of-sale device, ATM, telephone order, check or Internet interface. This account and transaction information must then be processed for acceptance authorization and then for payment and settlement. In addition, banks and other financial service providers need technologies that allow them to open accounts online, manage their accounts more effectively and allow them to "cross-sell" additional services. The following diagram illustrates the elements of the payment cycle.






     Account Opening             Payment Type          Transaction Acquisition
  ---------------------       ------------------       -----------------------
  Identity Verification           Debit Card                Point-of-Sale
  ---------------------       ------------------       -----------------------
      Risk Analysis                ATM Card                   Telephony
  ---------------------       ------------------       -----------------------
       Cross-Sell                 Paper Check                 Internet

  Transaction Authorization     Transaction Processing      Bank Settlement
  -------------------------     ----------------------      ---------------
    Identity Verification           Funds Transfer          Merchant's Bank
  -------------------------     ----------------------
        Risk Analysis                 Settlement


   In the past, financial service companies and retailers have needed to work with separate service providers to obtain the necessary technologies because the electronic payments industry has historically been divided between delivery and transaction processing companies and information and analysis providers. At the same time, financial service companies and retailers need access to professional information technology resources so that they can exploit the promise of new technologies. eFunds provides all of these services.

eFunds' Competitive Advantages

   eFunds offers comprehensive electronic payment services that combine its transaction processing capabilities with its decision support and risk management tools. eFunds' products enable its clients to manage and combat fraud, transfer funds and enhance their customer relationships. In addition, eFunds' professional services provide clients with the information technology resources they need to respond to the demands for new technology, implement and integrate eFunds' solutions and develop new software applications. eFunds' decision support and risk management tools and processing capabilities can be delivered as an integrated electronic payment process or deployed as separate modules. eFunds believes this mix of capabilities and flexible product offerings addresses developing market opportunities and provides it with the following competitive advantages.

   Comprehensive Products and Services. eFunds' products and services enable its clients to manage the complete electronic debit payment cycle, from account opening, to payment approval, to electronic funds transfer and settlement. eFunds' services reduce transaction costs, manage risks and enhance customer relationships for eFunds' clients by providing:

  . risk management and decision support tools based on DebitBureau, eFunds' unique debit information database;

  . customer relationship tools for opening financial accounts, electronically funding these accounts, minimizing fraud and identifying cross-selling opportunities;

  . transaction processing, monitoring and settlement on an efficient, cost-effective and worldwide basis;

  . information technology professional services to create e-commerce and Internet solutions, integrate eFunds' products into eFunds' clients' systems and new technologies and develop custom software applications; and

  .  business process management services.

   In the past, merchants, banks and other financial services companies needed to integrate debit payment services from numerous providers using disparate technologies and platforms. eFunds believes it is the only single-source provider of comprehensive electronic debit payment services on an integrated basis. Clients may choose, however, to use only those of eFunds' individual services that fit their needs and eFunds can implement these services in any environment.

   Premier Database. eFunds believes its DebitBureau database is the most comprehensive source of data regarding debit transactions available. This database contains more than 2.7 billion debit records, including account openings and closings, checking and savings account activity, insufficient funds check-writing histories and check order histories. Approximately 1.7 million records are added daily to DebitBureau. DebitBureau provides a unique source of information because it aggregates data from sources such as SCAN, which is used at more than 83,000 retail locations, and ChexSystems, which is used by more than 88,000 financial locations. eFunds also receives data from clients of Deluxe and other data sources.

   The breadth and depth of DebitBureau allows eFunds to develop more powerful risk management and analytical tools. eFunds' clients can draw on DebitBureau to make better risk management decisions, such as authorizing a new checking or savings account or accepting a check, and to improve their customer relationship decisions, such as identifying opportunities to cross-sell additional services to their customers. eFunds offers products that provide its clients online access to the DebitBureau database and eFunds' proprietary risk assessment models. Information on a proposed debit transaction or an account opening is entered by a client into eFunds' system and is analyzed to determine the likelihood of identity fraud or account abuse and to otherwise assess the overall risk of opening the new account. The system also identifies customers of eFunds' clients who are most likely to accept client product offers. For example, eFunds' products enable financial institutions to identify opportunities to sell new customers credit cards and home equity loans more effectively and to set more appropriate limits on the customer's privileges, such as maximum withdrawals in debit card transactions.

   Global Processing Capabilities. Using its electronic processing services, eFunds' clients have the ability to process debit payment transactions on a worldwide basis. eFunds' network connects with over 15,000 links to other networks and institutions throughout the world. For example, eFunds is the single gateway for all of a major U.S. financial institution's ATM transactions outside its internal network on a worldwide basis. eFunds' processed approximately 125 million transactions in 45 countries for this client in 1999. eFunds' processing services can provide a single gateway for electronic funds transfers that can sort and execute all of a client's electronic debit payment transactions using the appropriate networks. eFunds drives and manages the services for all major ATM models through multiple telecommunication configurations.

   Expertise in Electronic Commerce. eFunds has focused on electronic transaction processing since 1976. This long history and industry focus provides eFunds with the experience and capabilities needed to migrate electronic debit payments to many channels, including the Internet and point-of-sale devices. Because of its background and skills, eFunds believes it is uniquely positioned to enable debit transactions on the Internet, and eFunds recently introduced Integreat!, an online service for opening, funding and managing accounts, to extend its fraud management and client account management tools to this channel. eFunds also offers Web EFT, a browser-based Internet application that allows clients to automatically collect and deposit pre-authorized customer payments.

   Global Resources for Information Technology Solutions. eFunds' high quality professional services business provides information technology solutions by teaming onsite consultants in the United States who analyze and manage projects with software developers in India who develop client-specific software. eFunds' professional services business employs approximately 815 software developers worldwide. eFunds' global delivery capabilities gives it the ability to provide high quality, around-the-clock development services at competitive prices. eFunds is presently engaged by 20 companies for eFunds' information technology professional services.

eFunds' Strategy

   eFunds' objective is to be the leading provider of electronic debit payment solutions and related professional services to financial and retail industries. Key elements of eFunds' business strategy are to:

  . Adapting Products for Internet Applications. Based on its processing and risk management capabilities and industry expertise, eFunds' believes it is uniquely positioned to help its clients take advantage of the efficiencies and revenue opportunities of e-commerce. eFunds intends to continue to adapt its core capabilities in transaction processing, fraud prevention and client account management for Internet applications and to develop products and services that will assist in the development of new e-commerce channels, such as business-to-business Internet transactions. eFunds' services can help make debit payments, which are under-represented on the Internet as a payment option, safer, easier to use, and more widespread. Products under development which are scheduled for introduction over the next 12 months are:

    . PIN-secured debit payment applications for purchases on the Internet; and

    . Internet check acceptance software that can accept, authenticate, authorize and settle a checking account-based debit transaction initiated over the Internet.

  . Extending its Product Set. eFunds is introducing new products, such as Qualifile and DataNavigator. QualiFile is a new account opening service for banks and brokerage firms that features improved risk scoring, enhanced financial and demographic targeting of cross-selling opportunities and an expanded set of customized instructions. DataNavigator is a software product that enhances the ability of financial services companies, ATM networks and independent ATM service providers to analyze their electronic funds transfer data, helping them to more efficiently maintain appropriate cash balances in their ATM machines and speeding up transaction settlement, reporting and research. As a part of eFunds' efforts to continue to extend its product set, it intends to leverage the development skills of its information technology professionals and expand its research and development role on behalf of financial institutions. eFunds believes its ability to combine information and transaction delivery services will be a critical element in its success. To that end, eFunds plans to invest in the technology and personnel required to expand its payment information capabilities and merge them into new, broader, faster and more versatile delivery systems.

  . Expanding its Client Relationships and Attracting New Clients. Most of eFunds' clients currently use only a portion of its services. As eFunds continues to integrate its information and processing capabilities, eFunds believes it can expand its relationships with existing clients to provide additional products and services. In addition, eFunds plans to provide products for its clients' e-commerce needs as they emerge. eFunds intends to expand its sales force to develop new clients, build brand awareness and cross-sell all the components of eFunds' comprehensive suite of electronic payment management services. eFunds also is seeking new clients in rapidly growing Internet markets such as online banking, electronic bill presentment and payment and business-to-business e-commerce.

  . Seeking Acquisition and Strategic Alliance Opportunities. eFunds intends to pursue acquisitions of complementary businesses, technologies or product lines. eFunds believes there are opportunities to make accretive acquisitions that will add services to enhance its product suite. In addition, eFunds plans to seek strategic relationships with key industry participants in order to broaden its market presence and increase its sales penetration by leveraging each participant's technology and expertise. For example, eFunds recently acquired a 24% interest in a client of its transaction processing services that is a provider of ATM management and outsourcing services to retailers and financial institutions.

  . Seeking to Broaden International Sales. eFunds currently derives approximately 6.7% of its revenue from international sales in 22 countries. eFunds intends to seek to expand in international markets by further penetrating its existing client base and by focusing on emerging international markets lacking established electronic payment systems.

eFunds' Products and Services

  Electronic Payments

   eFunds delivers electronic payment services to financial institutions, retailers, electronic funds transfer networks and gateways and e-commerce providers. To address its clients' electronic payment needs, eFunds offers a comprehensive suite of products and services. eFunds' products generally fit within the following two broad categories:

  .  transaction processing services; and

  .  decision support and risk management tools.

   These products and services can be deployed on a stand-alone basis, or combined to provide a complete payment system. This flexibility enables eFunds' customers to select individual services they need to meet their current business objectives and then to add additional services as their requirements evolve.

  Transaction Processing

   eFunds' processes transactions for regional automated teller machine, or ATM, networks in the United States. eFunds' also provides transaction processing for retail point-of-sale terminals that accept payments from debit cards and electronic checks. Transaction processing involves electronically transferring money from a person's checking or savings account according to his or her instructions. For example, when a cardholder inserts his or her debit card into an ATM or point-of-sale device and enters his or her PIN and the type and amount of the transaction, the device contacts eFunds' systems and transmits the request. eFunds identifies the institution that issued the card and works through the necessary validation and authorization routines, such as ensuring that the cardholder has entered the correct PIN, that the transaction is within the cardholder's limits on withdrawals and that there are sufficient funds in the cardholder's account. If all the routines are executed successfully, eFunds signals the ATM or point of sale device to complete the transaction.

   To carry out the tasks required, each ATM or point-of-sale device is typically connected to several computer networks. These networks include private networks that connect the devices of a single owner, shared networks that serve several device owners in a region and national shared networks that provide access to devices across regions. Each shared network has numerous financial institution members. For example, the NYCE network has over 2,300 financial institution members, including Chase Manhattan and FleetBoston Financial, and the StarSystem Network has over 3,400 financial institution members, including Bank of America and First Union. As part of its transaction processing services, eFunds, and other gateway service providers like eFunds, provide cardholders with access across these multiple networks.

   eFunds drives or operates more than 9,000 ATMs and more than 95,000 point-of-sale terminals. These terminals include approximately 62,300 electronic benefits terminals, 19,500 Medicaid benefits terminals and 13,400 retail terminals. In 1999, eFunds processed approximately five billion transactions, with 99.99% system availability and at speeds up to 300 transactions per second. eFunds processes virtually all types of debit-based transactions, including cash withdrawals, cash deposits, balance inquiries, purchases, purchases with cash back and purchase returns. In addition, eFunds authorizes cash advances and purchases initiated with credit cards at ATM or point-of-sale locations. eFunds has the ability to process transactions to any electronic funds transfer network in the world. eFunds also provides 24 hour a day, 7 days a week monitoring of 5,200 ATMs for system irregularities.

   eFunds' transaction processing services include: authorization of the transaction, capture and transmission of the transaction data, settlement of the payment transaction and information reporting. eFunds' transaction processing capabilities include:

  . transaction processing from substantially all types of ATMs and point-of-sale terminals;

  . authorization and verification for online and offline debit and credit cards, including Mastercard or Visa bank cards, and paper and electronic checks;

  . access to substantially all national and regional networks, such as MasterCard/Maestro/Cirrus, Visa/PLUS, American Express, Discover, STAR, NYCE, Pulse and MAC;

  . transaction switching, allowing transactions to be routed through different networks and internationally;

  .  cash management services through eFunds' DataNavigator product; and

  .  comprehensive settlement and reconciliation services.

   For its transaction processing services, eFunds receives fees for installation of the software and hardware; monthly transaction processing charges, which include a base fee plus a variable fee based on the number of transactions processed; and additional service fees related to surcharged transactions, such as network access and sponsorship, ATM operation, card and authorization services, settlement services, ATM monitoring, testing resources and professional services.

   eFunds licenses its electronic funds transfer software, the same software that drives its electronic funds transfer processing business, to in-house processors and regional networks in 22 foreign countries and in the United States. In 1999, eFunds' licensees processed 10 billion transactions around the world using its electronic funds transfer software. eFunds' electronic funds transfer software runs on IBM and Tandem computing platforms. eFunds also provides maintenance and support services.

   DataNavigator. eFunds' DataNavigator product is a software tool that gives financial services companies, ATM networks and independent ATM service providers the ability to perform real-time analysis of their electronic funds transfer data. This monitoring capability helps eFunds' clients to maintain appropriate cash balances in their ATM machines, thereby reducing the number of unneeded visits to restock machines whose cash supplies are not overly depleted and avoiding the need to maintain excessive inventories of cash in their machines so that they do not run out of funds. DataNavigator allows eFunds' clients to analyze their ATM transactions using a variety of parameters, such as ATM location or withdrawal levels at a given location. Using DataNavigator, a bank that owns multiple ATMs can, for example, determine its cash position at each of its ATMs at any point during the day. DataNavigator also helps cut costs and improves customer satisfaction by speeding up settlement and reporting and streamlining transaction research and reconciliation services. DataNavigator is fully operational in eFunds' transaction processing centers and may be accessed by eFunds' transaction processing clients for an additional fee or may be licensed by eFunds' software clients as an additional module.

   ACH Processing. eFunds provides processing services to the American Clearing House Association, a private sector automated clearinghouse service, or ACH, provider. The ACH network is an electronic payment delivery system used primarily to process repetitive payments, such as mortgage payments, payroll, social security payments and utility payments. The ACH network routes electronic funds transfers between financial institutions on behalf of their customers. The Federal Reserve is the largest ACH service provider. eFunds also offers an ACH processing outsourcing service that allows a financial institution to avoid the costs associated with operating an internal ACH processing and settlement infrastructure. The fee structure for eFunds' ACH services consists of installation fees, monthly fees and transaction fees.

   eFunds plans to extend its ACH processing services to help providers of electronic bill payment services to authorize transactions and transfer funds. eFunds is positioning its decision support and risk management tools to address fraud and security concerns in connection with electronic bill payment services. In addition, eFunds intends to use its information technology professional service capabilities to help develop interoperability between developing electronic bill presentment and payment systems and existing payment systems.

  Decision Support and Risk Management

   eFunds offers products to help financial institutions, retailers and other businesses that accept debit payments to:

  .  determine the likelihood of account fraud and identity manipulation;

  . assess the overall risks involved in opening new accounts or accepting payment transactions; and

  . make better predictions about other products their customers are likely to purchase.

   eFunds' decision support and risk management products are based on or enhanced by eFunds' DebitBureau database. DebitBureau contains over 2.7 billion records and includes data from eFunds' ChexSystems and SCAN businesses and other sources. eFunds uses the data in DebitBureau to screen for potentially incorrect, inconsistent or fraudulent social security numbers, home addresses, telephone numbers, driver license information and other indicators of possible identity manipulation. Using its data, eFunds can perform various tests to validate a consumer's identity, assess and rank the risk of fraud and match customers with targeted product offerings.

   SCAN. SCAN, or Shared Check Authorization Network, helps retailers reduce the risk of write-offs for dishonored checks due to insufficient funds and other forms of account fraud and identity manipulation. When a check is presented as payment at the point-of-sale, SCAN members electronically access eFunds' SCAN database by running the check through a scanner. The information on the check is then compared to the database and analyzed for the likelihood of fraud or insufficient funds. SCAN then indicates whether the retailer should accept or reject the check. SCAN serves 16 of the top 20 retailers in the United States based on 1999 revenues. More than 83,000 retail locations report returned check activity to the SCAN network and eFunds verified checks with an aggregate value of approximately $181 billion in 1998. Merchants pay a service fee for SCAN based on the aggregate dollar value of checks authorized by them using SCAN and additional fees per inquiry for customer or retailer calls to the call centers.

   To help retailers manage their check acceptance programs, eFunds offers collection services to some SCAN members. eFunds tailors its collection strategies to specific retailer needs. The services generally involve sending letters and follow-up telephone calls to consumers whose checks have been returned. In addition, eFunds currently extends to three SCAN members the option of a portfolio purchase solution. Under this solution, eFunds purchases the returned checks from the retailer at a mutually agreed upon total discounted purchase price and assumes the collection liability. Although eFunds may expand this service to additional customers, eFunds does not expect that revenues from its debt collection services will exceed 5% of its total net sales in 2000. eFunds has also recently commenced efforts directed towards a pilot check guarantee program. Under this program, eFunds will purchase checks presented as payment at selected merchant sites at a discount to their face amount and assume the collection risk on the tendered checks. eFunds does not expect revenues from this initiative to be material in 2000, but if the pilot is successful, eFunds could seek to expand this business in future periods.

   ChexSystems. eFunds' ChexSystems business is a provider of new account applicant verifications services for financial institutions. ChexSystems provides access to more than 22 million closed-for-cause account histories and 53 million records of new account inquiries. An account is considered closed-for-cause when, for example, a consumer refuses to pay the account fee and the bank closes the account. ChexSystems helps financial institutions assess the risks involved in opening an account for a new customer by allowing them to make inquiries against eFunds' database when a consumer applies for a new account. This service is used by more than 88,000 financial institution locations. ChexSystems receives an average of about 2.7 million new account inquiries per month. Financial institutions may access the service online or by telephone. eFunds' also is developing an Internet-based new account verification service. Financial institutions pay a service fee for eFunds' new account verification services based on the number of inquiries.

   As a separate service, eFunds also provides collection services to financial institution clients of ChexSystems. eFunds does not assume any collection liability for these services. eFunds contracts with a third party for extended collection activity.

   QualiFile. eFunds' QualiFile product is an online, real-time account-opening service. It combines data from DebitBureau with comprehensive credit, demographic and financial product-use data provided by third parties to help financial service companies make informed decisions about opening new accounts and offering additional financial products to new customers. QualiFile has the following features:

  . QualiFile validates an applicant's identity and predicts the likelihood of account abuse by scoring the applicant's risk level;

  . QualiFile creates a financial profile of the new customer and generates a list of targeted products that matches the customer's likely needs with the products offered by the financial institution; and

  . QualiFile simplifies and automates the account-opening process. QualiFile guides the new account representative through the new account process by presenting on-screen messages indicating whether to accept or deny the account or review the decision with a manager along with product-offer dollar limits, rates and terms.

   The fee structure for QualiFile consists of a one-time set-up fee, a charge for each customer inquiry and a monthly minimum participation fee. eFunds introduced QualiFile in September 1999.

   FraudFinder. eFunds also offers FraudFinder, an identity fraud-detection service for new accounts which are opened in person or over the Internet. FraudFinder accesses eFunds' DebitBureau database to help financial service companies identify potential identity manipulation and fraud. FraudFinder scores and ranks new accounts according to their level of risk using a complex mathematical model to predict the likelihood of future behavior by analyzing and learning from data supplied about past behavioral patterns. The fee structure for FraudFinder consists of a one-time set-up fee and a charge for each customer inquiry. FraudFinder was introduced in 1999 and is currently used by over 400 clients.

 New Product Initiatives

   In December 1999, eFunds introduced Integreat!, a product that helps financial services companies open new accounts for consumers over the Internet. Integreat! incorporates eFunds' QualiFile service to provide real-time identity verification, risk assessment and customized financial product offerings. Once the new account is approved, the customer authorizes the electronic transfer of funds from an existing outside account to the new account, eliminating the need to deliver a paper check and speeding up the time to funding. The fee structure for Integreat! consists of a one-time setup fee, a charge for each customer inquiry and a monthly minimum participation fee. Although to date eFunds has not received revenues in material amounts from this product, eFunds believes that its Internet account opening and funding service has potential applications in other customer markets. eFunds is currently targeting online brokerage firms.

   In February 2000, eFunds began to offer reports on consumer debit transactions that can be used as part of credit reports and scoring models that assess a consumer's payment risk. eFunds is targeting the service to major credit issuers and credit bureaus. In June of 2000, eFunds entered into an agreement with Experian, an information solutions provider, to allow Experian to use portions of the DebitBureau database with certain of its products and services.

   eFunds recently introduced an electronic check service that converts paper checks into electronic transactions at the point-of-sale. As part of this system, a consumer's check is run through a point-of-sale check reader to capture the consumer's account data. The check is then authorized through SCAN OnLine, eFunds' real-time check verification service. Once the transaction is accepted, the authorized amount of funds is deposited in the retailer's account and debited from the consumer's account using the ACH network. eFunds believes that its electronic check service benefits retailers by reducing paper check processing costs, minimizing bad-check write-offs and accelerating funds collection. eFunds provides its electronic check service on a fee per transaction basis.

   eFunds also offers an online banking software product for Internet delivery of financial services to home users and businesses. eFunds' Internet Financial Management product offers banking customers the flexibility to access their bank accounts 24 hours a day, 365 days a year, using a web browser or new devices such as web-enabled mobile phones and personal digital assistants. eFunds introduced its Internet Financial Management product line in June 1999 and is initially targeting this product to financial institutions in western Europe and the United Kingdom. Currently, two clients are using the product on a test basis. eFunds is also developing systems and services to facilitate the web-based delivery of various aspects of business-to-business e-commerce including accounts receivable and accounts payable processing and reporting, payment acquisition and settlement and the electronification of retail and wholesale lockbox functions.

   eFunds has also developed a transaction processing software module for use with NYCE's SafeDebit product, which will allow consumers to pay for purchases on the Internet with funds withdrawn directly from their checking accounts.

  Professional Services

   eFunds has combined the information technology professionals from the various business units being separated from Deluxe to form a single integrated information technology professional services group. eFunds offers a full range of information technology professional services to complement its electronic debit payment business and on a stand-alone basis. eFunds specializes in the implementation and integration of its own and third-party software products, the development, redevelopment and maintenance of a broad range of computer software applications and the development of custom e-commerce and Internet solutions. In addition, eFunds offers its clients the ability to outsource their business processing services, such as accounting operations, transaction processing and call center operations, to eFunds' shared services center in Gurgaon, India. eFunds offers its professional services either on a fixed-price, fixed-time basis or on a time and materials basis. In 1999, eFunds derived approximately 80% of its information technology service net sales from time and materials contracts. Deluxe was the principal customer of eFunds' professional services business, accounting for approximately 81% of this segment's net sales during the first six months of 2000. eFunds is targeting its services to financial institutions and other businesses that accept debit payments, such as retailers and e-commerce providers.

   eFunds provides services through a global software development model which combines industry, product and technical specialists based in its facilities in the United States, United Kingdom, India and Australia. eFunds' global delivery capabilities give it the ability to provide high quality, around-the-clock development services at competitive prices. As of August 1, 2000 eFunds' information technology professional services group included approximately 800 consultants and software developers, including approximately 450 people in the United States and approximately 350 people in its two software development centers in India. eFunds' first software development center in Chennai, India has been assessed at Level 3 of the Software Engineering Institute's Capability Maturity Model. The Software Engineering Institute's Capability Maturity Model ratings are internationally recognized standard for assessing the level of maturity and consistency of software development centers. The Level 3 rating provides evidence of the quality and consistency of eFunds' offshore software development capabilities, placing the center in the top 10% of all software development facilities that have been rated. eFunds opened its second software development center in Chennai, India in March 2000.

   eFunds provides a variety of software development services that cover all stages of the software development cycle. eFunds develops new custom applications for its clients on a variety of technology platforms, including mainframe and client-server, and in a variety of programming languages. eFunds specializes in developing financial applications, particularly those used by large complex financial institutions in the banking, insurance and securities industries. eFunds' experienced professional group can install, implement and integrate third party software applications within eFunds client's information technology infrastructure. eFunds performs testing and performance tuning of customer and third-party applications, and helps in the migration of customers' legacy applications to client-server and Internet platforms. eFunds also provides on-going support and maintenance of customer applications. In addition, eFunds provides a number of specialized software application services, including workflow management and document imaging, SAP implementation and support and project management. Examples of eFunds' software development projects include the development of a custody application for a major stock transfer company and documenting management systems implementation and workflow analyses for the corporate trust division of a major bank.

   To complement and support its electronic payments business, eFunds provides its clients with consulting services, customization and implementation services and educational and training programs. eFunds' services include the installation of its electronic debit payment products and implementation and integration of these products within the customer's existing information technology infrastructure. eFunds also customizes its standard products and develops new applications for clients who want additional features and functionality. eFunds helps clients test and refine eFunds' products in their information technology environments. In addition, eFunds provides on-site user training on its products and solutions for the information technology, operations and management staff of its clients. eFunds builds long-term continuing relationships with its clients by providing on-going maintenance and support of eFunds' software products and solutions.

   eFunds also helps clients to develop e-commerce and Internet-related products. eFunds' services enable its clients to process business-to-customer, business-to-business and customer-initiated transactions over the Internet. The scope of eFunds' capabilities include: multi-channel integration for financial institutions, such as integration of call centers, ATMs, personal computer and Internet banking, development of client extranets and intranets and enablement of electronic bill presentment and payments.

   In addition to its information technology professional services, eFunds offers business process management and outsourcing services. eFunds focuses on both back-office and customer support business processes, such as accounting operations, transaction processing and call center operations. eFunds' business process outsourcing services are provided primarily at its shared services facility in Gurgaon, India. This facility is staffed with over 400 experienced business process personnel. eFunds' offshore business processing capabilities allow its clients to focus on their core processes, reduce their direct personnel costs, avoid non-core capital investments and improve the quality of their outsourced operations.

   Currently, eFunds provides business process management services only to Deluxe under a five year agreement. These services consist of accounts receivable, accounts payable and general ledger processing services. For additional information concerning this agreement, see the section entitled "Agreements Between eFunds and Deluxe--Professional Services Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of eFunds--Transactions with Deluxe." eFunds has recently started to market its business process management services to financial institutions and other clients as well. eFunds believes this line of business will tie in to its transaction processing services to provide a complete back-office management solutions to its clients.

  Government Services

   eFunds provides online electronic benefits transfer services on behalf of governmental agencies responsible for the administration and management of selected entitlement programs, primarily the Food Stamps and Transitional Aid to Needy Families (formerly Aid to Families with Dependent Children) program. eFunds' electronic benefits transfer processing system manages, supports and controls the electronic payment and distribution of cash benefits to program participants through ATMs and point-of-sale networks. eFunds' services reduce operating costs and fraud for the government agency administering the benefits program, eliminate the food stamp stigma for recipients through the use of a plastic ATM-like card and make benefits more readily available to recipients at retail point-of-sale terminals and ATMs.

   eFunds provides electronic benefits transfer services to individual state and local governments or coalitions of state governments formed to purchase these services jointly. eFunds provides these services as a prime contractor or subcontractor to nine individual state and local governments. eFunds also is a subcontractor for three coalitions of state governments, representing 21 states. eFunds' services are typically provided for a fixed fee per welfare case plus fixed fees per transaction through the system. State and local governments require that eFunds enters into long-term contracts, typically five to seven years in duration.

   The principal components of this service include:

  .  transaction processing;

  .  point-of-sale terminal deployment and terminal operation for merchants;

  .  telecommunications network management;

  .  benefits card production and database management;

  .  financial settlement of funds with automated clearing house transfers;

  .  help desk support for consumers, merchants and government personnel; and

  .  electronic funds transfer gateway services.

   eFunds also offers a Medicaid eligibility verification processing service that performs online verification of a person's eligibility for Medicaid services. eFunds' system provides authorization services, drug utilization review and electronic claims capture and transmissions for pharmacies and managed care firms. Currently, eFunds provides the service for the State of New York's Medicaid program. This program serves over 177,800 health care providers and 4.2 million cardholders through 19,500 point-of-sale terminals. In 1999, eFunds' Medicaid eligibility verification processing service generated revenues of approximately $10.1 million, or about 21% of the net sales of eFunds' government services business.

   eFunds has had a history of operating losses and loss contract and asset impairment charges related to eFunds' government services business as described earlier in "Management's Discussion and Analysis of Financial Condition and Results of Operations of eFunds--Loss Contract, Asset Impairment and Other Charges." As a consequence, eFunds has determined to exit this business as soon as eFunds' current contractual commitments expire in 2006. During the wind down period, eFunds intends to continue to take steps to improve the profitability of the current business. Deluxe has agreed to indemnify eFunds against future losses on eFunds' existing loss contracts in excess of eFunds' $29.2 million loss contract reserve as of April 30, 2000. Deluxe also has agreed to indemnify eFunds against future losses related to any litigation arising prior to the completion of this offering. The indemnification obligation does not apply to losses contemplated by the existing reserves and is subject to a $14.6 million limit.

Clients

   The following is a list of eFunds' largest corporate clients based on eFunds' 1999 net sales.

      Financial
    Institutions             Retailers            Network/Gateway              International
    ------------             ---------            ---------------              -------------
      Bank One               Food Lion       Access Cash International        Bank of Montreal
   Bank of America          Home Depot               Citishare                   Bank Pekao
  Bank of the West          J.C. Penney       CU Cooperative Systems         Cashcard Australia
      Citibank                 Kmart                   NYCE            International Nederlande Group
Credit Union Service          Kroger          Primary Payment Systems       Finax Finansservice
        Corp.            Lowe's Companies            Pulse EFT         Societa per I Servizi Bancari
FleetBoston Financial  National Data Funding        STAR System          The Royal Bank of Scotland
Wachovia Corporation          Safeway
  Washington Mutual           Target
    Savings Bank             Wal-Mart
  Wells Fargo Bank

   In 1999, none of eFunds' clients individually accounted for 10% or more of its total net sales. In 2000, eFunds expects that Deluxe will account for more than 10% of eFunds' total net sales. eFunds intends to expand its client base in new markets, including e-commerce providers, online brokerages, telecommunication firms, insurance companies and utilities.

Sales and Marketing

   eFunds markets its electronic products and services through a direct sales force and indirect sales channels, such as distributors, resellers and alliances. eFunds organizes its direct sales force by customer market segment, including financial institutions, networks and gateways, retailers and e-commerce providers. eFunds' direct sales force is capable of selling all or a portion of its products and services to offer the most effective solution for each customer's particular needs. eFunds works collaboratively with its customers and prospective customers to help them identify issues and create new solutions using its products and services. Because many of eFunds' customers use a single product or service, or a combination of products or services, its direct sales force has begun to target existing customers to capture cross-selling opportunities. eFunds plans to focus its information technology services marketing efforts on large U.S. financial institutions and other businesses that accept debit payments. eFunds' international sales force is focused on the sale of its transaction processing and online banking software.

   eFunds has full service direct sales offices in Milwaukee, Wisconsin; Minneapolis, Minnesota; Phoenix, Arizona; Dallas, Texas; San Francisco, California; New York, New York; and Charlotte, North Carolina. These offices coordinate direct sales and arrange indirect sales channels in the various regions. eFunds' international sales offices, which have a total of approximately 15 sales and sales support personnel, are located in Sydney, Australia, Bombay, India and Runcorn, England. As of August 1, 2000, eFunds' domestic direct sales force had approximately 100 full-time professionals. eFunds intends to increase eFunds' sales force by adding new field sales offices and by adding sales and marketing personnel to eFunds' existing territories.

   To further facilitate broad market penetration and complement eFunds' direct sales efforts, eFunds plans to expand its indirect sales channels, especially in international markets. These indirect channels include resellers, distributors and alliances. Among others, VISA USA, Access Cash International, eProfile, IBM Australia/NZ and Card Soft International a.s. support eFunds' indirect sales efforts.

   eFunds builds awareness of its products and services and the its corporate name through targeted advertising, public relations, participating in trade shows and conferences and providing product information through its website.

Customer Support, Technology and Infrastructure

   Customer Support. eFunds believes that providing superior quality and accessible and reliable customer and technical support is essential to developing and maintaining customer relationships in each of its business segments. eFunds provides customer support services through its customer contact centers located in Bloomington, Minnesota; Bothell, Washington; Dallas, Texas; Gurgaon, India; Milwaukee, Wisconsin; and Phoenix, Arizona. eFunds' contact centers are open 24 hours a day, 7 days a week and provide access to website, e-mail and telephone support. eFunds also provides technical and operational support for its customers in its data centers. As of August 1, 2000, eFunds had over 1,500 employees in customer and technical support functions. In addition to user questions and technical issues, in accordance with the Fair Credit Reporting Act eFunds responds to inquiries from consumers who have been denied check authorization or rejected for a new account. eFunds also provides on-site customer support services in connection with eFunds' other products and services, and charges a separate fee for these services based on an hourly rate.

   Technology. eFunds' products are configured to run on operating systems widely adopted by the electronic debit payment industry. These include the Tandem, IBM, UNIX and Windows operating environments. eFunds' software is developed using C, C++, Cobol, HTML and other programming languages. eFunds' software products are modular in design and flexible in implementation so that they can accommodate specific customer requirements. eFunds' software products are interoperable with a wide range of terminal types and computer networks and support a variety of communications protocols, such as TCP/IP.

   As of August 1, 2000, eFunds employed approximtely 1,300 software developers and other information technology professionals at its offices in Milwaukee, Wisconsin; Minneapolis, Minnesota; Phoenix, Arizona; Seattle, Washington; Toronto, Canada; Runcorn and Watford, United Kingdom; Sydney, Australia; and Chennai and Mumbai, India.

   Data Centers. eFunds operates two highly secure, fault-tolerant data centers in New Berlin, Wisconsin and Phoenix, Arizona. eFunds' data centers have been engineered to ensure minimal exposure to system failures and unauthorized access. Each of eFunds' data centers contains multiple separate computer rooms to provide containment and isolation. Physical security is maintained through restricted card key access and closed circuit T.V. cameras. eFunds uses redundant uninterruptible power supplies with battery backup and redundant generators to ensure continuous flow of power to each data center in the event of any component failure or power outage. The facilities have dual-entrance, fiber optic SONET service for telecom redundancy.

Research and Product Development

   eFunds believes that its future success will depend in large part on its ability to develop new and enhanced electronic payment products and services. eFunds is focusing its product development efforts on electronic payment options for Internet and e-commerce providers, as well as insurance companies, utilities and telecommunication companies. For example, eFunds is currently working with a third party to develop the application of voice authentication software and technology to the debit payments industry.

   eFunds has developed all of its electronic payment software independently through its software development group. eFunds' principal research and development sites are located in Runcorn and Watford, United Kingdom; Sydney, Australia; and Glendale, Wisconsin. eFunds' research and development expenses were $3.8 million in 1999, $625,000 in 1998 and $1.4 million in 1997. eFunds' capitalized software development costs were $17.3 million in 1999, $3.2 million in 1998 and $5.0 million in 1997.

Competition

   eFunds faces intense competition from a number of companies. Further, eFunds expects that competition will intensify as the e-commerce and Internet markets continue to develop and expand. Many of eFunds' competitors have significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than it does.

   In the electronic payment management market, eFunds' principal competitors include:

  . third-party network and credit card processors, including First Data, Equifax, Total System Services, EDS, Concord EFS and Alliance Data Systems;

  . financial institutions that have developed in-house processing capabilities or services similar to eFunds', including Bank of America, Marshall and Illsley and Fifth Third National Bank;

  . electronic data interchange and cash management providers, including Fiserv, CheckFree, M&I Data, EDS and Fundtech;

  . electronic bill payment providers, including CheckFree, EDS, MasterCard, Spectrum and Visa;

  . electronic funds transfer software providers, including Transaction System Architects, SLMsoft, Oasis, Mosaic and PaySys; and

  . national information database companies, including Equifax, Experian and TransUnion, and other content providers.

   In the market for electronic transaction processing, the principal factors on which eFunds competes are price and service levels. The future growth of eFunds' revenues in this market is dependent upon securing an increasing volume of transactions. If eFunds cannot control its transaction processing expenses, it may not remain price competitive and its revenues will be adversely affected. Competition for eFunds' decision support and risk management products is based primarily on the quantity and quality of the data available to it for this purpose and, to a somewhat lesser degree, price. eFunds' competitive position in these markets could be harmed if its competitors were able to compile different data sources and analytical capabilities that proved to be more effective than its products.

   In the fragmented information technology professional services market, eFunds competes with numerous firms. eFunds believes that its principal competition to date has been the internal information technology departments of current and potential clients. In addition, eFunds competes with systems consulting and integration firms, application software firms, Internet professional service companies, services divisions of computer hardware and software vendors, facilities management and outsourcing companies, "Big 5" accounting firms and strategic consulting firms. Competition in this area is primarily based on the continued availability of qualified technical personnel in an extremely competitive U.S. labor market. eFunds' professional services business will suffer if it is unable to attract and retain personnel with the advanced technology skills it requires.

   In addition to its current competitors, eFunds expects substantial competition from established and new companies as the e-commerce and Internet markets continue to develop and expand. eFunds cannot assure you that it will be able to compete effectively against current and future competitors. Increased competition could result in price reductions, reduced gross margins or loss of market share.

Data Stewardship

   eFunds collects consumer data from multiple sources, including through:

  . participating members of SCAN who provide checking account numbers and drivers license numbers related to unpaid checks;

  . participating members of ChexSystems who contribute checking and savings account closures and names and addresses associated with those records;

  . check printing data which includes names, addresses, checking account numbers and check order histories;

  . state governmental agencies (e.g., drivers license information from the Department of Motor Vehicles); and

  . federal governmental agencies (e.g., social security numbers of deceased persons from the Social Security Administration).

   eFunds obtains the data under agreements or licenses with suppliers. Some of these agreements impose restrictions on the use and resale of the data and others are governed by the Fair Credit Reporting Act.

   eFunds has a strong commitment to the responsible use of data, including the protection of consumer privacy rights. eFunds has taken several measures to fulfill this commitment, including actively participating in the development of industry-wide privacy standards, maintaining strict information practices and policies and creating an internal information-practices council and systems to oversee appropriate data usage.

   eFunds' information practices and policies include the following:

  . Accuracy. eFunds uses stringent procedures to ensure that information collected, used and exchanged will be accurate and complete.

  . Security. eFunds employs advanced security measures for protecting information from unauthorized access, use and disclosure.

  . Compliance. eFunds collects, uses and discloses information in accordance with the federal Fair Credit Reporting Act, applicable state laws and contractual obligations.

  . Confidentiality. eFunds collects, uses and exchanges information in accordance with strict confidentiality standards.

  . Privacy. eFunds promotes self-regulation in recognition of consumers' expectation of privacy and adheres to industry standards, such as those established by the Direct Marketing Association and the American Bankers Association.

  . Responsiveness. eFunds employs extensive internal monitoring systems and conducts ongoing customer surveys to maintain high quality and timely response standards with respect to consumer inquiries.

  . Employee education. eFunds educates its employees regarding sound information practices and the proper handling and use of information.

Government Regulation

   Various aspects of eFunds' businesses are subject to federal and state regulation. eFunds' failure to comply with any applicable laws and regulations could result in restrictions on its ability to provide its products and services, as well as the imposition of civil fines and criminal penalties.

   As a provider of electronic data processing services to financial institutions, eFunds is subject to regulatory oversight and examination by the Federal Financial Institutions Examination Council, an interagency body comprised of the various federal bank and thrift regulators and the National Credit Union Association. In addition, eFunds may be subject to possible review by state agencies that regulate banks in each state where it conducts its electronic processing activities.

   Because eFunds collects and discloses debit data and other personal information about consumers, it is subject to the federal Fair Credit Reporting Act and any state laws providing greater consumer protections. The Fair Credit Reporting Act provides that consumers have the right to know the contents of the records pertaining to them which are maintained at eFunds' consumer reporting agencies, to challenge the accuracy of the information and to have the information verified, updated or removed. To comply with these requirements, eFunds maintains consumer relations call centers for each of its consumer reporting businesses. eFunds is also required to maintain a high level of security for the computer systems in which consumer data files reside.

   eFunds' consumer reporting agencies and collection agencies are also subject to regulation by the Federal Trade Commission. In addition, eFunds' debt collection services are subject to the Fair Debt Collection Practices Act and state collections statutes and licensing requirements.

   Financial institutions are now subject to the requirements of a new federal financial modernization law known as the Gramm-Leach-Bliley Act. Regulations implementing the privacy provisions of this law are scheduled to go into effect in July 2001. The Act imposes significant requirements on any entity engaged in the business of providing financial services, including entities that provide services to financial institutions. The privacy provisions of the Act impose on each entity subject to the new requirements an affirmative obligation to develop and implement policies to protect the security and confidentiality of consumers' nonpublic personal information and to disclose those policies to consumers before a customer relationship is established and annually thereafter. The Act directs the federal banking and thrift regulators, credit union regulators, the Federal Trade Commission and the SEC to issue appropriate standards for carrying out this duty.

   The regulations require financial institutions to provide an "opt-out" notice to consumers and an opportunity to opt-out before sharing nonpublic personal information with an unaffiliated third party. There are numerous exceptions that do not require that any notice or opportunity to opt-out be given to consumers. These include:

  . transfers of consumer information made to protect the confidentiality or security of a consumer's records; to protect against or prevent actual or potential fraud, unauthorized transactions, claims or other liability; for required institutional risk control; and for resolving customer disputes or inquires;

  . transfers of consumer information to a consumer reporting agency pursuant to the Fair Credit Reporting Act; and

  . transfers between affiliates of consumer reports produced by a consumer reporting agency in compliance with the Fair Credit Reporting Act.

   eFunds believes these exceptions apply to its consumer reporting business and will permit banks to provide debit data and other nonpublic personal information to it without triggering the opt-out requirement. However, government agencies could interpret their regulations in a manner that could expand the scope of the Act in ways which could adversely affect eFunds' business. In addition, even if the regulations do not affect eFunds directly, uncertainty over the scope of the regulations could make financial institutions unwilling to share consumer-related information with eFunds.

   Congress and many states are considering more stringent laws or regulations that, among other things, restrict the purchase, sale or sharing of nonpublic personal information about consumers. For example, legislation has been introduced in Congress to further restrict the sharing of consumer information by financial institutions, restrict the use of social security numbers, as well as require that a consumer opt-in prior to a financial institution's use of his or her data in its marketing program. Given the current public concern over consumer privacy rights, it is possible the Congress, individual states or governmental agencies could enact new laws or regulations governing consumer protection in the future. If enacted, these laws or regulations could directly affect eFunds' ability to collect and use consumer data and could have a material adverse effect on its business, results of operations and financial condition.

   Laws and regulations may be adopted in the future with respect to the Internet or e-commerce covering issues such as user privacy, pricing, content, copyrights, consumer protections, taxation and characteristics and quality of products and services. New laws or regulations may impede the growth of the Internet. This could decrease the demand for eFunds' products and services and increase its cost of doing business. Moreover, the applicability to the Internet of existing laws governing property ownership, taxation, libel and personal privacy is uncertain and may remain uncertain for a considerable length of time.

Intellectual Property Rights

   eFunds relies on a combination of trademark, copyright, trade secret law and confidentiality or license agreements to protect its trademarks, software and know-how. eFunds also has applied for patent protection on some of the features of its newer products. Intellectual property laws afford limited protection. It may be possible for a third party to copy eFunds' products and services or otherwise obtain and use its proprietary information without its permission. There is no assurance that eFunds' competitors will not independently develop services and products that are substantially equivalent or superior to eFunds'.

   With regard to eFunds' information technology services, its business consists of software applications development. Ownership of this software is generally assigned to the client. eFunds also develops software components that can be reused in software application development and software toolsets, most of which remains its property.

Employees

   As of August 1, 2000, eFunds had approximately 3,500 full and part-time employees, including approximately 2,620 persons employed within the United States and approximately 880 persons employed outside of the United States, including India. Of eFunds' total number of employees, approximately 1,300 persons were engaged in software development and related functions, approximately 1,500 persons were engaged in customer and technical support services, approximately 115 persons were engaged in sales and marketing and approximately 585 persons were engaged in administrative and other functions.

   None of eFunds' employees are represented by a labor union, and eFunds considers its employee relations to be good.

Facilities

   The following table sets forth a description of eFunds' principal facilities:

                                         Owned or Lease
                             Approximate   Expiration
Location                     Square Feet      Date              Function
--------                     ----------- -------------- ------------------------
Milwaukee, Wisconsin........   171,250       Owned      Marketing, development
                                                        and administration
New Berlin, Wisconsin.......    82,600       Owned      Data center
Phoenix, Arizona............    92,813       Owned      Data center
Phoenix, Arizona............    19,867    October 2001  Corporate resources and
                                                        administration
Chennai, India..............    18,614    January 2008  Software development
                                                        center
Gurgaon, India..............    40,950    January 2002  Shared services center
Chennai, India..............    38,750   September 2002 Software development
                                                        center
Bloomington, Minnesota......    50,623     June 2002    Customer contact center
Shoreview, Minnesota........    49,500   September 2001 DebitBureau and
                                                        professional services
Bothell, Washington.........    34,309    August 2004   Customer contact center
Bothell, Washington.........    24,702   September 2006 Office center
Dallas, Texas...............    42,052    January 2001  Customer contact center
Mesa, Arizona...............     3,208    August 2001   Business recovery site
New Berlin, Wisconsin.......     5,500   December 2000  Warehouse

   The leases set forth above generally have a term of 3 to 10 years, most of which have options to extend for at least 3 years. eFunds has opened a headquarters facility in Phoenix, Arizona and expects to relocate its principal executive offices to this facility in the Fall of 2000. eFunds believes that its current facilities are adequate to meet its anticipated space requirements. eFunds believes that additional space will be available at a reasonable cost to meet its future needs.

Legal Proceedings

   On May 14, 1999, eFunds filed a trademark infringement action against Citizen Advisers, Inc. in the United States District Court for the Central District of California. The complaint alleges false designation of origin and trademark infringement, trade name infringement and unfair competition under California law regarding the use of the "E FUND" mark and efund.com internet domain by Citizen Advisers. eFunds is seeking injunctive relief to prevent Citizen Advisers from using the "E FUND" mark and efund.com internet domain, cancellation of Citizen Advisers trademark registration of the "E FUND" mark and damages and expenses, including attorneys' fees. Citizen's has recently amended its answer to eFunds' complaint in this action to assert claims against eFunds based on eFunds' use of the mark "eFunds." The case is in the discovery stage and no trial date has been set.

   On June 2, 2000, eFunds and Deluxe were sued by James Stern in the Los Angeles Superior Court. The case has been removed to the federal district court. Mr. Stern alleges that eFunds' ChexSystems product racially profiles and discriminates against minorities and prevents customers from living above the poverty level. eFunds considers this complaint to be frivolous and wholly without merit. eFunds does not believe that eFunds' products and services are discriminatory. eFunds does not maintain data describing the racial or ethnic origin of consumers. Further, as a consumer reporting agency, eFunds is only a provider of information to institutions who access eFunds' databases. These institutions have the final decision regarding whether to open or decline an account. eFunds' client banks have their own policies on when they close a particular account and when they supply the closure record to us. The financial institutions also decide when to access eFunds' database when evaluating an application for account and what weight to give any information that eFunds supplies them.

                              MANAGEMENT OF eFUNDS

Directors and Executive Officers

   The following table lists eFunds directors and executive officers.

Name                             Age                  Position
----                             ---                  --------
                                     Chairman of the Board and Chief Executive
John A. Blanchard III...........  57 Officer
                                     Executive Vice President and Chief
Paul H. Bristow.................  57 Financial Officer
Dr. Nikhil Sinha................  39 Executive Vice President, Global Corporate
                                     Development
Steven F. Coleman...............  41 Senior Vice President, General Counsel and
                                     Secretary
John J. (Jack) Boyle III........  53 Director
Jack Robinson...................  45 Director
Hatim A. Tyabji.................  55 Director
John H. LeFevre.................  56 Director
Lois M. Martin..................  37 Director
Lawrence J. Mosner..............  57 Director

   John A. Blanchard III has served as Chairman of eFunds' Board of Directors and Chief Executive Officer since March 1, 2000. Mr. Blanchard has served as President and Chief Executive Officer of Deluxe since May 1995 and as Chairman of the Deluxe Board of Directors since May 1996 and will continue to serve in those capacities until the completion of the exchange offer. From January 1994 to April 1995, Mr. Blanchard was executive vice president of General Instrument Corporation, a supplier of systems and equipment to the cable and satellite television industry. From 1991 to 1993, Mr. Blanchard was chairman and chief executive officer of Harbridge Merchant Services, a national credit card processing company. Previously, Mr. Blanchard was employed by American Telephone & Telegraph Company for 25 years, most recently as senior vice president responsible for national business sales. Mr. Blanchard also serves as a director of Wells Fargo and Company and ADC Telecommunications, Inc.

   Paul H. Bristow has served as Executive Vice President and Chief Financial Officer of eFunds since March 2000. From 1993 until joining eFunds, Mr. Bristow served as Executive Vice President--Finance Administration and Chief Financial Officer of Galileo International, a computer reservation system company for the travel industry. Previously, Mr. Bristow held various finance, accounting and auditing positions with London International Group, plc, ITT Europe, ITT Canada, Philip Morris and Arthur Andersen.

   Dr. Nikhil Sinha has served as eFunds' Executive Vice President, Global Corporate Development since March 1, 2000. Previously, Dr. Sinha served as President and Chief Executive Officer of iDLX Technology Partners, Deluxe's Professional Services Division, from June 1999 to February 2000. He was a director of the Telecommunications and Information Policy Institute at the University of Texas at Austin from September 1997 to May 1999 and associate professor of International Communication from 1991 to 1997. Dr. Sinha has worked as a consultant to the Informatics and Telecommunications Division for the World Bank and as an advisor to the Indian Telecom Commission and the Indian Planning Commission. Dr. Sinha also serves on the advisory committee of the Indo-US Sub-Commission on Education and Culture. He is co-founder and director of Sinha & Lariviere, Ltd., a consulting firm providing strategic and investment advisory services to U.S. companies doing business in South Asia.

   Steven F. Coleman has served as Senior Vice President, General Counsel and Secretary since March 2000. From 1996 until joining eFunds, Coleman worked as a Senior Attorney for Deluxe. Prior to joining Deluxe, Mr. Coleman was associated with Dorsey & Whitney LLP, a law firm located in Minneapolis, Minnesota, and Fried, Frank, Harris, Shriver & Jacobson, a law firm located in New York, New York.

   John J. (Jack) Boyle III became a director in June 2000. Mr. Boyle currently serves as Chief Executive Officer of Tuck Partners, a newly formed web engineering company. From August 1994 to October 1999, Mr. Boyle served as President and Chief Executive Officer of Saville Systems, PLC, a maker and marketer of customer care and billing systems for the global telecommunications industry. Mr. Boyle served as Chairman of the Board of Directors of Saville Systems from April 1998 to October 1999. Saville Systems was acquired by ADC Telecommunications, Inc. in October 1999. Mr. Boyle also serves as a director of ADC Telecommunications, Inc.

   Jack Robinson became a director in June 2000. Mr. Robinson joined IBM in June 2000 as Vice President of Planning and Control for IBM's Software Group. From January 2000 to June 2000, Mr. Robinson served as Chief Executive Officer of Personal Cuisine, Inc., a recently formed food service company. From November 1998 to January 2000, Mr. Robinson served as Vice President, Finance for the home and small business group of Dell Computer Corporation. From February 1998 through November 1998, Mr. Robinson served as President of the Foodservice unit of Sara Lee Bakery, a division of Sara Lee Corporation. Between July 1996 and February 1998, Mr. Robinson served as President of the Specialty Markets division of Sara Lee. Mr. Robinson joined Sara Lee in June 1993 as a Senior Vice President and Chief Financial Officer of its Sara Lee Bakery division. Sara Lee is a global packaged food and consumer products company. Mr. Robinson served as a director of Deluxe from June 1997 until August 2000.

   Hatim A. Tyabji became a director in June 2000. Mr. Tyabji has served as chief executive officer and chairman of Saraide Inc., a provider of Internet and wireless data services, since September 1998. From November 1986 until March 1998, Mr. Tyabji served as president and chief executive officer of VeriFone, Inc., which was acquired by Hewlett Packard Company in June 1997. Mr. Tyabji also served as chairman of VeriFone from 1992 until 1998. VeriFone is a global provider of transaction automation systems and Internet commerce solutions. Mr. Tyabji served as a director of Deluxe from November 1997 until August 2000. Mr. Tyabji also serves as a director of PubliCARD, Inc., Ariba, Inc., Smart Disk Corp., and Best Buy Company, Inc.

   John H. LeFevre became a director in June 2000. Mr. LeFevre has served as Senior Vice President, General Counsel and Secretary of Deluxe since February 1994. Mr. LeFevre has indicated that he intends to leave the employ of Deluxe by the end of 2000. From 1978 to February 1994, Mr. LeFevre was employed by Wang Laboratories, Inc. From 1988 until February 1994, he held various positions in Wang Laboratories' law department, including corporate counsel, vice president, general counsel and secretary. Wang Laboratories was in the business of manufacturing and selling computer hardware and software and related services.

   Lois M. Martin became a director in June 2000. Ms. Martin has served as Senior Vice President and Chief Financial Officer of Deluxe since April 2000. Ms. Martin has indicated that she intends to leave the employ of Deluxe by the end of 2000. From November 1997 to April 2000, Ms. Martin served as a Vice President and the Corporate Controller of Deluxe. From December 1995 to November 1997, Ms. Martin served as Vice President and Controller of Deluxe Financial Services Group. From December 1993 to December 1995, Ms. Martin held various accounting-related positions with Deluxe. Ms. Martin is a certified public accountant.

   Lawrence J. Mosner became a director in June 2000. Mr. Mosner has served as Vice Chairman of Deluxe with overall responsibility for all of its day-to-day operations since July 1997 and he became Vice-Chairman of Deluxe's Board of Directors in August 1999. Following the split-off, Mr. Mosner is expected to succeed Mr. Blanchard as Chairman of the Board and Chief Executive Officer of Deluxe. From February 1997 to July 1997, Mr. Mosner served as President of the Paper Payment Systems unit of Deluxe. From October 1996 to February 1997, Mr. Mosner served as President of Deluxe Direct, Inc., a subsidiary of Deluxe. Between November 1995 and October 1996, Mr. Mosner served as Senior Vice President of Deluxe.

Board Composition

   eFunds' board of directors is currently comprised of seven directors.

   eFunds' board of directors is divided into three classes for purposes of election. One class will be elected at each annual meeting of shareholders to serve for a three year term. Ms. Martin and Mr. LeFevre serve as class I directors, whose term expires at the 2001 annual meeting of shareholders. Messrs. Blanchard and Mosner serve as class II directors, whose term expires at the 2002 annual meeting of shareholders. Messrs. Boyle, Robinson and Tyabji serve as class III directors, whose term expires at the 2003 annual meeting of shareholders. Messrs. LeFevre and Mosner and Ms. Martin, each of whom is currently an executive officer of Deluxe, have advised eFunds that they will resign from eFunds' board following the completion of the exchange offer. eFunds intends to seek additional independent directors.

Board Committees

   Audit Committee. The audit committee consists of Jack Robinson (chair), Jack Boyle and Hatim Tyabji. The audit committee is responsible for:

  . reviewing the adequacy of eFunds' system of internal accounting controls;

  . reviewing the results of the independent auditors' annual audit, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

  .  determining the duties and responsibilities of the internal audit staff;

  .  reviewing the scope and results of eFunds' internal auditing procedures;

  . reviewing eFunds' audited financial statements and discussing them with management;

  . reviewing the audit reports submitted by both the independent auditors and eFunds' internal audit staff;

  . reviewing disclosures by independent auditors concerning relationships with eFunds' and the performance of eFunds' independent auditors and annually recommending independent auditors;

  .  adopting and annually assessing its charter; and

  . preparing reports or statements required by Nasdaq or the securities laws.

   Compensation Committee. The compensation committee consists of Jack Boyle (chair), Hatim Tyabji and Jack Robinson. The functions of the compensation committee currently include:

  .  reviewing eFunds' general compensation strategy;

  . reviewing the terms of employment agreements for executives earning over a specified amount and approving compensation for executives if their compensation is, or may become, subject to Section 162(m) of the Internal Revenue Code; and

  .  administering eFunds' compensation and benefit plans.

Director Compensation

   eFunds compensates its non-employee directors with an annual retainer of $15,000, meeting fees of $1,000, committee chair fees of $2,500 and annual options under the 2000 Stock Incentive Plan valued at $50,000. Messrs. LeFevre and Mosner and Ms. Martin will not be compensated for their services as directors.

Stock Ownership of Directors and Executive Officers

   The following table sets forth the number of eFunds shares beneficially owned on August 1, 2000 by each director, each executive officer named in the Summary Compensation Table in the "--Executive Compensation" section below, and all of eFunds' directors and executive officers as a group. Except as otherwise noted, the individual director or officer had sole voting and investment power with respect to such securities. The total number of eFunds shares outstanding as of June 30, 2000 was 45,500,000.

                                                           Shares of eFunds
                                                          Beneficially Owned
                                                         ---------------------
Name of Beneficial Owner                                   Number   Percentage
------------------------                                 ---------- ----------
Deluxe Corporation...................................... 40,000,000     88%
 3680 Victoria Street North
 Shoreview, Minnesota 55126
John A. Blanchard III (1)...............................     80,000     *
Paul H. Bristow (2).....................................      2,000     *
Dr. Nikhil Sinha (3)....................................     43,462     *
Steven F. Coleman (4)...................................      1,000     *
John J. (Jack) Boyle III (5)............................      5,000     *
Jack Robinson (5).......................................      1,000     *
Hatim A. Tyabji (5).....................................          0     *
John H. LeFevre.........................................      2,500     *
Lois M. Martin..........................................        750     *
Lawrence J. Mosner......................................          0     *
All directors and executive officers as a group (10
 persons)...............................................    135,712     *

--------
*  Represents holdings of less than one percent.
(1) Excludes options to purchase 418,462 eFunds shares which will not be exercisable within 60 days.
(2) Excludes options to purchase 138,462 eFunds shares which will not be exercisable within 60 days.
(3) Includes options to purchase 38,462 eFunds shares that are currently exercisable or will be exercisable within 60 days if the exchange offer and the spin-off are consummated within such period. Excludes options to purchase 106,153 eFunds shares which will not be exercisable within 60 days.
(4) Excludes options to purchase 61,538 eFunds shares which will not be exercisable within 60 days.
(5) Excludes options to purchase 7, 962 eFunds shares which will not be exercisable within 60 days.

Treatment of Deluxe Options

   As of August 11, 2000, options to purchase 5,411,866 Deluxe shares were outstanding. Immediately prior to the completion of the exchange offer of Deluxe's remaining interest in eFunds following the exchange offer, these outstanding options will be converted into both options to purchase Deluxe shares and options to purchase eFunds' shares. All persons who hold Deluxe options will have Deluxe options, as adjusted, and new eFunds options. The eFunds board of directors has adopted the eFunds Corporation Stock Incentive Plan for Deluxe Conversion Awards to provide for the eFunds options resulting from the conversion. Deluxe, as eFunds' sole shareholder at the time of approval, approved this plan. The purpose of this plan is to allow the employees of Deluxe and eFunds to maintain the same relative equity interest in the two companies as they held in the combined enterprise.

   The stock options granted under this plan generally will have the same terms and conditions as the Deluxe options to which they relate. The eFunds options will be granted immediately prior to the completion of the exchange offer. The number of shares and the exercise price of eFunds options to be granted under this plan will depend on a conversion equation that is summarized below. Generally, the eFunds options will maintain the original vesting and exercisability provisions and option period as the converted Deluxe options. Any exercisability provision or option term that is based on past employment or contingent on continued employment will mean and include past-employment with Deluxe and continued employment with eFunds for those participants who are employees of eFunds as of the date of completion of the exchange offer. However, some options held by eFunds employees will become fully vested upon completion of this exchange offer in accordance with the terms of the options.

   The basic principle for the conversion of Deluxe options is to maintain the relative value of the options based on the difference between exercise price and market price, or intrinsic value. The conversion equation for calculating the number of shares and the exercise price of eFunds options to be granted under the conversion plan is summarized below.

  . The pre-conversion intrinsic value of all Deluxe options outstanding is calculated by multiplying the number of Deluxe options outstanding by the difference between the market price of Deluxe shares at the close of market on the last day before the completion of the exchange offer and the exercise price of the Deluxe options outstanding.

  . The pre-conversion intrinsic value will be allocated between the adjusted Deluxe options and the new eFunds options according to the relative value of Deluxe, exclusive of the value of the proportion of eFunds owned by Deluxe, to the value of the proportion of eFunds owned by Deluxe.

  . The exercise price of the eFunds options to be granted will be equal to the market price of eFunds shares at the close of market on the last day before the completion of the exchange offer multiplied by the ratio of the weighted average exercise price of the Deluxe options outstanding to the closing price of the Deluxe shares the last day before the completion of the exchange offer.

  . The number of options to be granted will be calculated by dividing the pre-conversion intrinsic value allocated to eFunds options by the difference between the market price of eFunds shares at the close of market on the last day before the completion of the exchange offer and the exercise price calculated above.

   For example, assume that there are options to purchase 5.5 million Deluxe shares outstanding prior to completion of the exchange offer and the exercise price is $32. The assumed market price of Deluxe shares is $22 and the assumed market price of eFunds shares is $9.3125. The pre-conversion total intrinsic deficit value would be $55 million, (or ($22-$32)x5.5 million). Assume that the pre-conversion market value of shares of eFunds held by Deluxe is $372 million and the pre-exchange offer market value of Deluxe, excluding the market value of eFunds shares held, is $1,219 million. The relative proportionate value is therefore 23%/77%. This ratio results in an intrinsic deficit value of $13 million (or approximately 23% of $55 million) to be distributed in eFunds options and $42 million (or approximately 77% of $55 million) to be allocated to the Deluxe options. The exercise price of the eFunds options in this example would be $13.54 (or $9.3125x(32/22)). The number of eFunds options which would be granted is 3.0 million, (or approximately ($13 million)/($9.3125-$13.54)). Using these assumptions, the exercise price of the Deluxe options would be $32 (or $22x(32/22)). The number of Deluxe options which would remain is 4.2 million (or ($42) million/($22-$32)).

   This example uses hypothetical numbers that are unlikely to be accurate on the day of the completion of the exchange offer. The number of eFunds options granted pursuant to the conversion plan and the exercise price of those options is subject to a large number of variables, particularly the relative market prices for eFunds shares and Deluxe shares on the day before the completion of the exchange offer. At this time, eFunds and Deluxe cannot provide any certainty regarding the number of options eFunds will grant under to the conversion plan or the exercise price for those options.

Employment Agreements

   John A. Blanchard III. eFunds has entered into an Executive Employment Agreement with Mr. Blanchard related to his service as eFunds' Chairman and Chief Executive Officer. The term of the agreement begins as of the date of the completion of the exchange offer and expires on December 31, 2002. Under the agreement, Mr. Blanchard will receive a salary of $680,000, subject to increase at the discretion of eFunds' board. Mr. Blanchard is also eligible to receive annual cash bonuses on the same basis that eFunds pay bonuses to eFunds' other executives, with a target bonus equal to his base salary. Mr. Blanchard is eligible to participate in eFunds' stock incentive plan. eFunds anticipates that he will receive annual stock option grants having a value equal to 200% of his base salary, as determined by the Black-Scholes method. Mr. Blanchard received double-options in 2000, which are listed in the table below under "-- 2000 Stock Incentive Plan Grants." In recognition of the termination of Mr. Blanchard's existing supplemental retirement benefits, Mr. Blanchard is also entitled to receive $490,768 on or about January 2, 2003. This amount is reflective of the present value on that date of the retirement benefits Mr. Blanchard would have been entitled to under his supplemental retirement benefit plan with Deluxe if that plan was continued throughout the term of his Executive Employment Agreement. Mr. Blanchard has the option to receive the economic equivalent of this benefit on an annuity basis for 15 years following his retirement.

   If eFunds terminates Mr. Blanchard's employment other than for cause, or if Mr. Blanchard terminates his employment for good reason, Mr. Blanchard is entitled to a lump sum payment equal to:

  . the sum of (1) his unpaid base salary due through the date of termination, (2) the product of his most recent annual bonus and the fraction of the year he was employed and (3) any deferred compensation and any accrued vacation pay;

  . an amount equal to the annual base salary that Mr. Blanchard would have earned during the remaining term of the Executive Employment Agreement had his employment not been terminated; and

  . an amount equal to the annual bonus that Mr. Blanchard would have earned had he remained continuously employed throughout the employment period and been awarded his annual target bonus amount to the extent this bonus amount has not theretofore been paid.

   In addition, upon any such termination of Mr. Blanchard's employment, Mr. Blanchard will be entitled to participate in all benefit plans, including medical, disability, life and other health insurance benefits and to certain out-placement services. All unvested options granted to Mr. Blanchard will immediately vest and remain exercisable for a five year period, or their remaining term, and all other restricted shares and restricted stock units held by Mr. Blanchard under the stock incentive plan vest and are converted into shares of common stock on the date of any termination other than for cause or for good reason. Mr. Blanchard would also be entitled to retain and earn any performance-based awards previously received under eFunds' stock incentive plan as if he had continued in eFunds' employ until the expiration of the relevant performance period. Any options granted to Mr. Blanchard will also vest and remain exercisable for five years following any termination of Mr. Blanchard's employment upon the expiration of his Executive Employment Agreement.

   The agreement also provides that if any payment or benefit received or to be received by Mr. Blanchard would be subject to the federal excise tax on "excess parachute payments," eFunds will pay Mr. Blanchard such additional amount as may be necessary so that he realizes, after the payment of the excise tax and any income tax or excise tax on that additional amount, the amount of such compensation.

   Paul H. Bristow. eFunds entered into a letter agreement with Mr. Bristow effective as of March 1, 2000. The agreement provides for an annual base salary of $300,000 with a bonus ranging from 0% to 100% of base salary, depending on eFunds' performance. The target bonus is 50%, or $150,000 annually. Mr. Bristow is eligible to receive annual stock option grants having a value equal to 150% of his base salary, as determined by the Black-Scholes method. Mr. Bristow received double-options in 2000, which are listed in the table below under "-- 2000 Stock Incentive Plan Grants." Mr. Bristow's letter agreement also contains a severance provision allowing him to receive one year's base salary plus a second year of income continuation if he is terminated for reasons other than willful misconduct, gross negligence or unlawful actions toward eFunds or toward others involved with eFunds' business.

   Dr. Nikhil Sinha. eFunds entered into a letter agreement with Dr. Sinha effective as of March 1, 2000. The agreement provides for an annual base salary of $300,000 with a bonus ranging from 0% to 100% of base salary, depending on eFunds' performance. The target bonus is 50%, or $150,000 annually. Dr. Sinha is eligible to receive annual stock option grants having a value equal to 115% of his base salary, as determined by the Black-Scholes method. Dr. Sinha received double-options in 2000, which are listed in the table below under "-- 2000 Stock Incentive Plan Grants." Dr. Sinha also received an option grant having a value of $250,000 upon completion of eFunds' initial public offering in consideration of the termination of iDLX Technology Partners options provided to him under a previous employment agreement. Dr. Sinha's letter agreement also contains a severance provision allowing him to receive one year's base salary plus a second year of income continuation if he is terminated for reasons other than willful misconduct, gross negligence or unlawful actions toward eFunds or toward others involved with eFunds' business.

   Steven F. Coleman. eFunds entered into a letter agreement with Mr. Coleman effective as of March 1, 2000. The agreement provides for an annual base salary of $200,000 with a bonus ranging from 0% to 80% of base salary, depending on eFunds' performance. The target bonus is 40%, or $80,000 annually. Mr. Coleman is eligible to receive annual stock option grants having a value equal to 100% of his base salary, as determined by the Black-Scholes method. Mr. Coleman received double-options in 2000, which are listed in the table below under "-- 2000 Stock Incentive Plan Grants." Mr. Coleman's letter agreement also contains a severance provision allowing him to receive one year's base salary plus a second year of income continuation if he is terminated for reasons other than willful misconduct, gross negligence or unlawful actions toward eFunds or toward others involved with eFunds' business.

Change in Control Arrangements

   eFunds has entered into Change in Control Agreements with each of Messrs. Sinha, Bristow and Coleman. These agreements are designed to diminish the distractions that could be caused by personal uncertainties and risks associated with changes of control and other significant business combinations involving eFunds by providing these officers with assurances regarding their compensation and benefits expectations under such circumstances.

   Under the Change in Control Agreements, each of these officers agrees to remain in eFunds' employ, and eFunds agreed to continue to employ each officer, until the third anniversary following any "business combination" involving eFunds. During that three-year period, each officer is entitled to maintain a position, authority, duties and responsibilities at least commensurate with the most significant of those held by the officer during the 180 day period prior to the effective date of the business combination or change in control. The base salary of the officer may not be reduced below that earned by the officer during the twelve month period preceding the effective date of the business combination. In determining any increase in an officer's base salary during the three year period, the officer is to be treated in a manner consistent with other peer executives. The officers are also entitled to receive annual bonus payments, stock option grants and other benefits during the three year period on the same objective basis as other peer executives.

   If, during the three year period, eFunds terminates an officer's employment other than for "cause" or "disability" or the officer terminates his or her employment for "good reason," the officer is entitled to a lump sum payment equal to the sum of any unpaid base salary, accrued vacation pay and any unpaid portions of incentive awards earned by the executive prior to the date of termination. In addition, the officer is entitled to receive a lump sum payment equal to three times the sum of the officer's annual base salary and the officer's historical or target incentive award, plus the amount that eFunds would have contributed to the retirement plans in which the officer participated prior to his or her termination in respect of such sum. The officers are also entitled to the continuation of their medical, disability, life and other health insurance benefits for up to a three year period after a qualifying termination and to certain out-placement services.

   All unvested options granted to an officer vest and remain outstanding for a five year period or their remaining term following a qualifying termination and all other restricted shares and restricted stock units held by the officer under eFunds' stock incentive plan vest and are converted into shares of common stock on the date of any such termination.

   The agreements also provide that if any payment or benefit received or to be received by an officer, whether or not pursuant to his or her change in control agreement, would be subject to the federal excise tax on "excess parachute payments," eFunds will pay to the officer such additional amount as may be necessary so that the officer realizes, after the payment of such excise tax and any income tax or excise tax on such additional amount, the amount of such compensation.

2000 Stock Incentive Plan

   eFunds' 2000 Stock Incentive Plan provides for grants of options to purchase shares of common stock, stock appreciation rights, restricted stock and restricted stock rights, performance awards, dividend equivalents and other stock-based awards. All of eFunds' employees are eligible for grants under this plan. eFunds' directors, consultants and advisors are also eligible for grants under this plan.

   The maximum aggregate number of shares of common stock that may be distributed under this plan is 20% of the total number of eFunds' shares outstanding at the time of the award, subject to adjustment. No participant may be granted stock options or any other award, the value of which is based solely on an increase in the price of the common stock, for more than 1,000,000 eFunds shares in the aggregate in any calendar year.

   Administration. The compensation committee of the eFunds board administers the plan.

   Stock Options. eFunds' compensation committee may award stock options under this plan and set their terms, including the number and kind of stock options granted, the exercise price of the stock options, the vesting schedule applicable to such stock options, the period during which they can be exercised and the form of consideration, which may include, without limitation, cash, common stock, other securities, any combination thereof or any other form of valid consideration that is acceptable to the compensation committee. No stock option can be exercised more than ten years after the date of grant. The compensation committee may provide that any option granted under the plan contain a reload feature. If an option containing this feature is exercised using shares of common stock or if shares are withheld or tendered as payment of the amount to be withheld under applicable income tax laws, the optionee will receive an additional option on a number of shares equal to the number of shares tendered or withheld. The exercise price of this reload option will be equal to the fair market value of eFunds' shares on the date the reload option is granted.

   Stock Appreciation Rights. eFunds' compensation committee may grant stock appreciation rights under this plan and set their terms, including grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms or conditions of any stock appreciation right. Each stock appreciation right entitles the holder to receive an amount equal to the excess of the fair market value of a share of common stock on the date the holder exercises the stock appreciation right over the grant price, as determined by the compensation committee. The grant price may not be less than 100% of the fair market value of an eFunds share on the date of the grant, unless required by law or government regulation.

   Restricted Stock and Restricted Stock Units. eFunds' compensation committee may grant shares of restricted stock and restricted stock units and set their terms, including voting rights for restricted shares and dividend rights with respect to such shares and units. The compensation committee may determine when restrictions shall lapse. If the participant's employment or service terminates, the participant will forfeit unvested restricted stock and restricted stock units as of the date of such event, unless eFunds' compensation committee determines otherwise with respect to some or all of the unvested restricted stock and restricted stock units.

   Performance Awards. The compensation committee may grant performance awards, which entitle the holder to receive payments upon the achievement of specified performance goals and set their terms, including the performance goals to be achieved during the performance period, the length of the performance period and the amount and form of payment of the performance award. A performance award may be denominated or payable in cash, shares of stock or other securities, or other awards or property.

   Dividend Equivalents. The compensation committee may grant dividend equivalents which entitle the holder to receive payments equivalent to the amount of cash dividends paid on eFunds' shares.

   Other Stock-Based Awards. The compensation committee may grant other awards denominated or payable in, valued by reference to, or otherwise based on or related to shares of common stock as are deemed by the compensation committee to be consistent with the purpose of plan. The compensation committee will determine the terms and conditions of such other stock-based awards, including the consideration to be paid for shares of common stock or other securities delivered pursuant to a purchase right granted under such award. The value of such consideration shall not be less than 100% of the fair market value of such shares or other securities as of the date such award is granted, unless required by law or government regulation.

   Transfer Restrictions. The rights of a participant with respect to the stock options, stock appreciation rights, restricted stock and restricted stock rights, performance awards, dividend equivalents and other stock based awards granted under this plan generally are not transferable by the participant other than by will or the laws of descent and distribution.

   Amendment and Termination of the 2000 Stock Incentive Plan. The 2000 Stock Incentive Plan may be terminated and may be altered, amended, suspended or terminated at any time, in whole or in part, by eFunds' board of directors, except that:

  . no alteration or amendment will be effective without shareholder approval if approval is required by law or under the rules of the Nasdaq Stock Market or any stock exchange on which eFunds shares are listed; and

  . no such termination, suspension, alteration or amendment may adversely alter or affect the terms of any then outstanding awards without the consent of the affected participant.

   Options to purchase up to 2,768,741 eFunds' shares were granted under eFunds' 2000 stock incentive plan on June 26, 2000. The exercise price of these options is $13.00. These options will generally vest in three equal annual installments, beginning on the first anniversary of the date of grant, except that options granted to eFunds' outside directors will vest in two equal annual installments.

Related Party Transactions

   Prior to joining eFunds' professional services business as its President and Chief Executive Officer, Dr. Sinha was a 50% partner in a consulting firm employed by Deluxe. The consulting firm provided international development consulting services to Deluxe at per diem rates subject to minimum amounts. In 1999, Deluxe paid $28,713 to the consulting firm for services rendered. In addition, in connection with the hiring of Dr. Sinha and the consequent termination of the consulting agreement, Deluxe paid approximately $1.1 million to the members of the consulting firm in lieu of an equity interest in HCL-Deluxe N.V. Dr. Sinha received 50% of this amount.

                       EXECUTIVE COMPENSATION FOR eFUNDS

   The following table sets forth the compensation earned by eFunds' Chief Executive Officer and each of eFunds' other most highly compensated executive officers who, based on the salary and bonus compensation information from Deluxe, were the most highly compensated for the year ended December 31, 1999. During the periods shown, these executive officers participated in Deluxe's compensation plans and the following table sets forth compensation earned by these individuals for services with Deluxe and its subsidiaries for each of the last three fiscal years. Mr. Bristow was not an employee of Deluxe prior to joining eFunds in March 2000 and accordingly he is not shown in the table. This offering circular-prospectus refers to these individuals as the eFunds Named Executive Officers.

                                 Annual Compensation                Long-Term Compensation
                         ------------------------------------ ----------------------------------
                                                              Restricted Securities  All Other
Name and Principal                               Other Annual   Stock    Underlying Compensation
Position                 Year  Salary  Bonus(1)  Compensation   Awards   Options(2)     (3)
------------------       ---- -------- --------- ------------ ---------- ---------- ------------
John A. Blanchard III
 (4).................... 1999 $680,000 $ 680,000   $22,866       --       185,000     $136,400
 Chairman and Chief      1998  600,000 1,200,000    13,848       --       176,000       79,051
 Executive Officer       1997  600,000   638,550    11,328       --       100,000       67,745

Debra A. Janssen........ 1999  261,282   168,233     8,719       --        25,000       17,476
 Former President and    1998  198,892   168,300     2,467       --        10,000          --
 Chief Operating Officer

Dr. Nikhil Sinha (5).... 1999  175,000    87,500       --        --        25,000       28,846
 Executive Vice
  President,
 Global Corporate
  Development

Steven F. Coleman....... 1999  132,000    26,400       --        --         2,000       14,820
 Senior Vice President,  1998  120,000    36,000       --        --         1,500       15,237
 General Counsel and     1997  112,500    15,964       --        --         1,000       11,110
 Secretary

--------
(1) Recipients of awards under Deluxe's Annual Incentive Plan are entitled to elect to receive all or a portion of their incentive compensation in the form of shares of restricted stock or restricted stock units. If an election is made to receive shares of restricted stock or restricted stock units, the amount of cash foregone is increased by 25 percent in determining the number of shares of restricted stock units to be awarded.
(2) Reflects options to purchase Deluxe shares. As described in "--Treatment of Deluxe Options" immediately prior to the split-off of Deluxe's ownership of eFunds following the exchange offer, these options will be converted into both options to purchase Deluxe shares and options to purchase eFunds shares.
(3) All other compensation consists of (a) annual company contributions to qualified retirement plans, (b) amounts credited to a non-qualified supplemental retirement plan and (c) amounts credited to a non-qualified deferred compensation plan as benefit plan equivalents. For 1999, the amounts were: Mr. Blanchard--$16,000, $120,400 and $0; Ms. Janssen-- $11,200, $4,010 and $2,266; and Mr. Coleman--$14,260, $560 and $0. For Dr.
    Sinha, all other compensation includes $28,846 paid in respect of his vacation pay following the transfer of Deluxe employees to Deluxe Professional Services.
(4) Mr. Blanchard is entitled to supplemental retirement benefits in addition to those ordinarily payable under Deluxe's profit-sharing, pension and supplemental retirement plans, and with respect to any company-paid portion of contributory retirement plans, such as Deluxe's 401(k) plan. Deluxe is expected to make a lump-sum cash payment of approximately $3.8 million to Mr. Blanchard on January 1, 2001 in satisfaction of its obligations in respect of the supplemental retirement benefits.
(5) Dr. Sinha began employment with Deluxe in April 1999.

   The following table contains information concerning the grant of options to purchase Deluxe shares to the eFunds Named Executive Officers during the fiscal year ended December 31, 1999:

                                                                        Potential Realizable
                                                                          Value at Assumed
                                                                       Annual Rates of Stock
                                                                       Price Appreciation for
                                       Individual Grants                  Option Term (2)
                         --------------------------------------------- ----------------------
                         Number of   Percent of
                         Securities Total Options
                         Underlying  Granted to   Exercise
                          Options   Employees in  Price Per Expiration
Name                     Granted(1)  Fiscal Year    Share      Date      5% ($)     10% ($)
----                     ---------- ------------- --------- ---------- ---------- -----------
John A. Blanchard III...  185,000       15.04%    $35.9375    1/4/09   $4,181,167 $10,595,897
Debra A. Janssen........   15,000        1.22      35.6250   1/29/09      336,066     851,656
                           10,000         .81      35.8125   5/04/09      225,223     570,759
Dr. Nikhil Sinha........   25,000        2.03      37.5625   6/17/09      590,571     496,624
Steven F. Coleman.......    2,000         .16      35.6250   1/29/09       44,809     113,554

--------
(1) All options were granted at an exercise price that equaled or exceeded the fair market value of the Deluxe shares on the date of grant, as determined by the last sale price as reported on the New York Stock Exchange. The options are exercisable in cumulative installments of 33 1/3 percent on each anniversary of the date of grant.
(2) The amounts represent hypothetical gains that might be achieved by the optionees if the respective options are exercised at the end of their terms. These gains are based on assumed rates of stock price appreciation of 5% and 10% mandated by rules of the Securities and Exchange Commission. These rates are shown for illustrative purposes only and do not represent a prediction of stock price performance.

     The following table sets forth information regarding exercises of options to purchase Deluxe shares during the year ended December 31, 1999 and unexercised options to purchase Deluxe shares as of December 31, 1999, by each of the eFunds Named Executive Officers:

                                            Number of Deluxe Shares
                          Deluxe            Underlying Unexercised   Value of Unexercised In-
                          Shares            Options at Fiscal Year     the-Money Options at
                         Acquired                     End               Fiscal Year End (1)
                            on     Value   ------------------------- -------------------------
Name                     Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
----                     -------- -------- ----------- ------------- ----------- -------------
John A. Blanchard III...   --       --       260,334      335,666        --           --
Debra A. Janssen........   --       --         3,334       31,666        --           --
Dr. Nikhil Sinha........   --       --           --        25,000        --           --
Steven F. Coleman.......   --       --         3,300        2,000        --           --

--------
(1) The value of unexercised in-the-money option is determined by multiplying the difference between the exercise price and $27.4375, the closing price of Deluxe shares on the NYSE on December 31, 1999, by the number of Deluxe shares underlying the options. If the exercise price is greater than the December 31, 1999 closing price, the options are not in-the-money and no value is listed.

                        SHARES ELIGIBLE FOR FUTURE SALES

   eFunds shares distributed to Deluxe shareholders in the exchange offer will be freely transferable, except for eFunds shares received by persons who may be deemed to be "affiliates" of eFunds under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, eFunds. The directors and principal executive officers of eFunds will be affiliates, as may be significant shareholders of eFunds. Affiliates of eFunds may sell their eFunds shares only under an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, if any, such as the exemption afforded by Rule 144 under the Securities Act.

                     DESCRIPTION OF CAPITAL STOCK OF eFUNDS

   eFunds' authorized capital stock consists of 250 million shares of common stock, $.01 par value per share, and 100 million shares of preferred stock, $.01 par value per share. The following discussion is a summary of the material terms of eFunds' capital stock.

Common Stock

   Each holder of an eFunds share is entitled to one vote for each share held of record on all matters to be voted upon by the shareholders. There are no cumulative voting rights. Subject to the preferences of preferred stock that may be issued, holders of eFunds shares are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up of eFunds, holders of eFunds shares would be entitled to share in eFunds' assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of eFunds shares have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the eFunds shares.

   All outstanding eFunds shares are fully paid and nonassessable, except for certain statutory liabilities which may be imposed by Section 180.0622 of the Wisconsin Business Corporation Law for unpaid employee wages. Section 180.0622 of the Wisconsin Business Corporation Law provides that shareholders of every corporation that does business in Wisconsin are personally liable to an amount equal to the par value of the shares owned by them and for all debts owing to employees for services performed for such corporation, but not exceeding six months' service in the case of any individual employee. The rights, preferences and privileges of the holders of eFunds shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that eFunds may designate in the future.

Preferred Stock

   The board of directors of eFunds is authorized, subject to any limitations prescribed by law, without shareholder approval, from time to time to issue up to an aggregate of 100 million shares of preferred stock, in one or more series, with each of such series to have such rights and preferences, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined in the unlimited discretion of the board of directors. The eFunds board has authorized the issuance of up to 2,500,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share.

   Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of eFunds' outstanding voting stock. eFunds currently has no plans to issue any shares of preferred stock.

Shareholder Rights Plan

   eFunds has declared a dividend of one preferred share purchase right for each eFunds share outstanding on May 1, 2000 to the shareholders of record on that date. Each right will entitle the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price of $65.00 per one one-hundredth of a preferred share, subject to adjustment. The description and terms of the share purchase rights are set forth in a Rights Agreement between eFunds and EquiServe Trust Company N.A., as Rights Agent.

   Initially, the certificates for eFunds shares then outstanding will evidence the rights and eFunds will not distribute separate right certificates. The rights will separate from the eFunds shares on the share purchase rights distribution date, which is the earlier of:

  . the 10th day following the public announcement that a person or group of affiliated or associated persons has become the beneficial owner of 15% or more of the outstanding eFunds shares, subject to certain exceptions; and

  . the 10th day, or such later date as may be determined by the board of directors prior to such time as any person becomes the beneficial owner of 15% or more of the outstanding eFunds shares, following the commencement or public announcement of a tender offer or exchange offer, the consummation of which would result in a person or group of affiliated or associated persons becoming the beneficial owner of 15% or more of the outstanding eFunds shares.

   Under the plan, Deluxe's ownership of eFunds shares will not cause the rights to separate from the common stock or result in a share purchase rights distribution date. eFunds anticipates, subject to the approval of its board of directors, amending this plan in connection with the exchange offer to exempt acquisitions by any person who becomes a holder of more than 15%, but not more than 20%, of the outstanding eFunds shares through the exchange offer and any spin-off if such person reports its holdings on Schedule 13G under the Exchange Act.

   The board of directors, after receiving such advice as it deems necessary and giving due consideration to all relevant factors, may elect to approve a tender offer or an exchange offer for all of eFunds shares if the board determines the offer to be in eFunds' best interest and the best interests of its shareholders. If the board does approve a tender offer or exchange offer, the rights will expire.

   Until the share purchase rights distribution date,

  . the rights will be evidenced by the certificates for eFunds shares and will be transferred with and only with the eFunds shares;

  . any eFunds shares certificates issued after May 1, 2000 upon transfer or new issuance of eFunds shares will contain a notation incorporating the Rights Agreement by reference; and

  . the transfer of any eFunds shares will also constitute the transfer of the rights associated with eFunds shares.

   As promptly as practicable following the share purchase rights distribution date, eFunds will mail separate certificates evidencing the share purchase rights to holders of record of the common stock as of the close of business on that date, and such separate certificates alone will evidence the share purchase rights.

   The holders of eFunds shares and the share purchase rights cannot exercise the rights until the distribution date. The rights will expire on June 25, 2010, unless eFunds extends or earlier redeems or exchanges as described below. eFunds will not issue fractions of a preferred share, other than fractions in integral multiples of one one-hundredth of a share, and, in lieu thereof, eFunds will make a cash adjustment on the closing price on the last trading date prior to the date of exercise.

   eFunds will adjust the purchase price payable and the number of preferred shares issuable upon exercise of the rights from time to time to prevent dilution:

  . in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred shares;

  . upon the grant to holders of the preferred shares of certain rights, options or warrants to subscribe for or purchase preferred shares or convertible securities at less than the then current market price of the preferred shares; or

  . upon the distribution to holders of the preferred shares of any evidence of indebtedness or assets, excluding regular periodic cash dividends or dividends payable in preferred shares, or of subscription rights or warrants.

   With certain exceptions, eFunds is not required to adjust the purchase price until cumulative adjustments require an adjustment of at least 1% in the purchase price. eFunds also will adjust the number of outstanding share purchase rights and the number of preferred shares issuable upon exercise of the rights in the event of a stock split of the eFunds shares or a stock dividend on the eFunds shares payable in eFunds shares or subdivisions, consolidations or combinations of the eFunds shares occurring, in any such case, prior to the distribution date.

   eFunds cannot redeem the preferred shares purchasable upon exercise of the rights. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $0.001 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per eFunds share. In the event of any liquidation of eFunds, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $0.01 per share but will be entitled to an aggregate payment of 100 times the payment made per eFunds share. Each preferred share will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which eFunds shares are exchanged, each preferred share will be entitled to receive 100 times the amount received per eFunds share. These rights are subject to adjustment in the event of a stock dividend on the eFunds shares or a subdivision, combination or consolidation of the eFunds shares.

   In the event any person becomes the beneficial owner of 15% or more of the outstanding eFunds shares (other than a person who acquires more than 15%, but not more than 20%, of the outstanding eFunds shares through the exchange offer and any spin-off who is entitled to report their holdings on Schedule 13G under the Exchange Act), each holder of a share purchase right shall thereafter have a right to receive, in lieu of preferred shares, a number of eFunds shares having an aggregate market price equal to twice the exercise price of the share purchase right. In other words, each holder of a right will have the right to receive eFunds shares at a 50% discount to the then current market price. In the event that at any time after there is a beneficial owner of 15% or more of the outstanding eFunds shares, eFunds is acquired in a merger or other business combination or 50% or more of eFunds' assets or earning power are sold, holders of the rights will thereafter have the right to receive a number of shares of common stock of the acquiring company at a 50% discount to its then current market price.

   At any time after a person becomes the beneficial owner of 15% (20% for Schedule 13G filers who acquire their shares in excess of 15% of the outstanding eFunds shares through the exchange offer and any spin-off) or more of the outstanding eFunds shares, subject to certain exceptions, and prior to the acquisition by a person of 50% or more of the outstanding eFunds shares, the board of directors may exchange all or part of the rights for eFunds shares at an exchange ratio of one eFunds share per right, subject to adjustment.

   At any time before a person has become the beneficial owner of 15% (20% for Schedule 13G filers who acquire their shares in excess of 15% of the outstanding eFunds shares through the exchange offer and any spin-off) or more of the outstanding eFunds shares, the board of directors may redeem the rights in whole, but not in part, at a price of $0.01 per right, subject to adjustment. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish.

   Until a right is exercised, the holder of the right will have no rights as a shareholder, including without limitation, the right to vote or to receive dividends.

   The rights have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire eFunds pursuant to an offer that is not approved by eFunds the board of directors, unless the rights have been redeemed. However, the rights should not interfere with any tender offer or merger approved by the eFunds board of directors because the board of directors may redeem the rights or approve an offer at any time prior to such time as any person has becomes the beneficial owner of 15% (20% for Schedule 13G filers who acquire their shares in excess of 15% of the outstanding eFunds shares through the exchange offer and any spin-off) or more of the outstanding eFunds shares.

Limitation of Liability and Indemnification Matters

   eFunds' amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  .  breach of their duty of loyalty to the corporation or its shareholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; and

  . any transaction from which the director derived an improper personal benefit.

   This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   eFunds' amended and restated certificate of incorporation provides that eFunds will indemnify its directors, officers, employees and other agents to the fullest extent permitted by Delaware law. eFunds believes that indemnification under its amended and restated certificate of incorporation covers at least negligence and gross negligence on the part of indemnified parties. eFunds' amended and restated certificate of incorporation also permits it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the amended and restated certificate of incorporation would permit such indemnifications.

   At present, there is no litigation or proceeding involving any of eFunds' directors or officers in which indemnification is required or permitted, and eFunds is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Anti-Takeover Provisions

   Some provisions of eFunds' amended and restated certificate of incorporation and bylaws could make more difficult the acquisition of control of eFunds, and the removal of existing management:

  . The amended and restated certificate of incorporation does not provide for cumulative voting for directors;

  . eFunds has a classified board of directors with each class serving a staggered three-year term;

  . The board of directors fixes the size of the board of directors, may create new directorships and may elect new directors to serve for the full term of the class of directors in which the new directorship was created. The board of directors (or its remaining members, even though less than a quorum) also may fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of director in which the vacancy occurred;

  . The board of directors may issue preferred stock without any vote or further action by the shareholders;

  . The board of directors may adopt, amend, alter or repeal the bylaws without a vote of the shareholders;

  . All shareholder actions must be taken at a regular or special meeting of the shareholders and cannot be taken by written consent without a meeting;

  . eFunds requires advance notice with respect to shareholder proposals and the nominations of candidates for election as directors; and

  . Without the affirmative vote of the holders of at least 66 2/3% of the outstanding eFunds shares, together with the affirmative vote of at least 66 2/3% of the members of the board of directors, eFunds may not
     (1) consolidate or merge with any other entity, (2) convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets, (3) amend its amended and restated certificate of incorporation to permit the removal of directors without cause or (4) amend, modify or repeal the anti-takeover and indemnification provisions of the amended and restated certificate of incorporation.

   These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. They are also designed to encourage persons seeking to acquire control of eFunds to first negotiate with eFunds' board. eFunds believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure eFunds and outweigh the disadvantages of discouraging such proposals. Negotiating with the proponent could result in an improvement of the terms of the proposal.

Section 203 of the Delaware General Corporation Law

   eFunds is subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years following the date the person became an interested shareholder, unless:

  . the board of directors approved the transaction in which such shareholders became an interested shareholder prior to the date the interested shareholder attained such status;

  . upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and by employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered;

  . the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder; and

  . the shareholder acquires a 15% interest inadvertently and divests itself of such ownership and would not have been a 15% shareholder in the preceding 3 years but for the inadvertent acquisition of ownership;

   A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested shareholder. In general, an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested shareholder status, did own, 15% or more of a corporation's voting stock. The eFunds board of directors has not approved the exchange offer or the spin-off as transactions exempt from the operation of
Section 203.

Transfer Agent and Registrar

   The transfer agent and registrar for eFunds shares is EquiServe.

                 COMPARISON OF RIGHTS OF SHAREHOLDERS OF EFUNDS
                           AND SHAREHOLDERS OF DELUXE

   This section of the offering circular-prospectus describes some differences between the rights of holders of Deluxe shares and the rights of holders of eFunds shares. While we believe that the description covers the material differences between the two sets of rights, this summary may not contain all of the information that is important to you. You should carefully read this entire document and refer to the other documents discussed below for a more complete understanding of the differences between your rights as a shareholder of Deluxe and your rights as a shareholder of eFunds.

   As a shareholder of Deluxe, Deluxe's amended articles of incorporation, as currently in effect, and Deluxe's bylaws govern your rights. If Deluxe shares which you tender in the exchange offer are accepted for exchange or eFunds shares are distributed to you in a spin-off, you will become a shareholder of eFunds. As an eFunds shareholder, eFunds' amended and restated certificate of incorporation and eFunds' bylaws will govern your rights. In addition, eFunds is incorporated in Delaware while Deluxe is incorporated in Minnesota. Although the rights and privileges of shareholders of a Delaware corporation are in many instances comparable to those of shareholders of a Minnesota corporation, there are also differences.

   The following discussion of similarities and material differences between the rights of Deluxe shareholders and the rights of eFunds shareholders under the certificate of incorporation and bylaws of eFunds and the articles of incorporation and bylaws of Deluxe is only a summary of some provisions and is not a complete description of these similarities and differences. This discussion is qualified in its entirety by reference to the Minnesota law and Delaware law, the common law thereunder and the full text of the certificate of incorporation and bylaws of eFunds and the articles of incorporation and bylaws of Deluxe.

Shareholder Meetings

   Bylaws governed by Delaware law require that shareholders be provided prior written notice no more than 60 days nor less than 10 days prior to the date of any meeting of shareholders. Delaware law provides that notice must be given at least 20 days prior to a meeting at which the shareholders will be asked to approve and adopt an agreement relating to the merger of the corporation.

   Under Minnesota law, shareholders are entitled to at least 10 days' prior written notice for each regular meeting and special meeting to consider any matter, unless a shorter time is provided for in the articles or bylaws. The bylaws of Deluxe require that the shareholders be given at least 7 days' and not more than 60 days' written notice prior to each regular meeting and special meeting. However, Minnesota law also requires that notice of a meeting at which an agreement of merger or exchange is to be considered shall be mailed to shareholders of record, whether entitled to vote or not, at least 14 days prior to such meeting.

Right to Call Special Meetings

   Under Delaware law, a special meeting of shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. eFunds' bylaws authorize the calling of a special meeting of shareholders by the board of directors. Shareholders of eFunds do not have the right to call a special meeting of shareholders.

   Under Minnesota law, a special meeting of shareholders may be called by the chief executive officer, the chief financial officer, any two or more directors, a person authorized in the articles or bylaws to call special meetings, or a shareholder or shareholders holding 10% or more of all shares entitled to vote, except that a special meeting called by a shareholder for the purpose of considering any action to facilitate, directly or indirectly, or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote. Deluxe's bylaws provide that special meetings of shareholders will be called in accordance with Minnesota law. No person is specifically designated by Deluxe's articles or bylaws to call a special meeting of shareholders.

Actions by Written Consent of Shareholders

   Under Delaware law, unless otherwise provided in the certificate of incorporation, shareholders may act by a written consent in lieu of a meeting provided the written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. eFunds' certificate of incorporation provides that all actions required or permitted to be taken by the shareholders of the corporation must be effected at a duly called annual or special meeting of shareholders of the corporation and may not be effected by any consent in writing of such shareholders.

   Under Minnesota law, any action required or permitted to be taken in a meeting of the shareholders may be taken without a meeting by a written action signed by all of the shareholders entitled to vote on that action.

Rights of Dissenting Shareholders

   Under both Minnesota and Delaware law, shareholders may exercise a right of dissent from some corporate actions and obtain payment of the fair value of their shares. Generally, under Minnesota law, the categories of transactions subject to dissenter's rights are broader than those under Delaware law.

   Appraisal rights are available under Delaware law with respect to the shares of any class of stock of a constituent corporation to a merger or consolidation unless such shares were listed on a national securities exchange, designated on a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by more than 2,000 shareholders. Notwithstanding the foregoing, appraisal rights are available under Delaware law with respect to the shares of any class of stock of a constituent corporation if the terms of a merger or consolidation requires the holders of the stock to exchange their stock for anything other than (a) shares of the surviving corporation; (b) shares of another corporation that will be listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares of any such corporation; or (d) any combination of such shares and cash in lieu of fractional shares. Subject to the preceding sentences, appraisal rights are also available under Delaware law, to the extent so provided in the certificate of incorporation, in connection with amendments to the certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, or sales of all or substantially all of the assets of a corporation. The eFunds' certificate does not grant any dissenters' rights in addition to the statutorily prescribed rights. Shareholders who desire to exercise their dissenters' rights must satisfy all of the conditions and requirements as set forth in the Delaware General Corporation Law in order to maintain such rights and obtain any payment due in respect of the exercise of such rights.

   Shareholders of a Minnesota corporation may exercise dissenter's rights in connection with:

  . an amendment of the articles of incorporation that materially and adversely affects the rights and preferences of the shares of the dissenting shareholder in some respects;

  . a sale, lease, transfer or other disposition of all or substantially all of the assets of the corporation;

  .  a plan of merger to which the corporation is a constituent party;

  . a plan of exchange of shares to which the corporation is a party as the corporation whose shares will be acquired, if the shares are entitled to be voted on the plan of exchange; and

  . any other corporate action with respect to which the corporation's articles of incorporation or bylaws give dissenting shareholders the right to obtain payment for their shares.

   Unless the articles, the bylaws, or a resolution approved by the board of directors otherwise provide, such dissenters' rights do not apply to a shareholder of (a) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger, or (b) the corporation whose shares will be acquired by the acquiring corporation in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange. Deluxe's articles do not grant any other dissenters' rights. Shareholders who desire to exercise their dissenters' rights must satisfy all of the conditions and requirements as set forth in the Minnesota Business Corporation Act in order to maintain such rights and obtain any payment due in respect of the exercise of such rights.

Board of Directors

   Delaware law states that the board of directors shall consist of one or more members with the number of directors to be fixed as provided in the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. eFunds' certificate of incorporation provides that the number of directors to constitute the whole board of directors shall be such number, not less than one nor more than twelve, as shall be fixed from time to time by resolution of the board of directors adopted by such vote as may be required in the bylaws. eFunds' board currently consists of seven directors, however, three directors, each of whom are currently executive officers of Deluxe, will resign from the board following the completion of the exchange offer. Additional independent directors will be sought as replacements.

   Delaware law states that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, with an exception for corporations with cumulative voting. eFunds does not have cumulative voting for the election of directors. In the case of a corporation, such as eFunds, whose board is classified, holders may only remove a director for cause unless the certificate of incorporation provides otherwise. eFunds' bylaws provide that any director or the entire board of directors may be removed at any time but only for cause. eFunds' certificate of incorporation provides that the board of directors shall be divided into three classes as nearly equal in number as may be, with the term of office of one class expiring each year and does not contain a provision permitting directors to be removed other than for cause. Furthermore, eFunds' certificate of incorporation provides that eFunds cannot amend its certificate of incorporation or bylaws in any way that would permit a director to be removed other than for cause without the affirmative vote of the holders of record of two thirds of all the shares outstanding and entitled to vote and the approval of two thirds of all of the directors.

   Minnesota law provides that the board of directors of a Minnesota corporation shall consist of one or more directors as fixed by the articles of incorporation or bylaws. Deluxe's articles of incorporation provide that the number of directors of Deluxe shall not be less than three nor more than eleven and shall be fixed from time to time by the board of directors. Deluxe currently has eight directors.

   Minnesota law provides that, unless modified by the articles or bylaws of the corporation or by shareholder agreement, the directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote at an election of directors with an exception for corporations with cumulative voting. Deluxe's articles and bylaws do not alter the statutory provisions regarding removal of directors. Deluxe's articles and bylaws state that voting by shareholders shall not be cumulative.

Filling Vacancies on the Board of Directors

   Delaware law provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled with directors elected by all the shareholders having the right to vote as a class or by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Further, if, at the time of filling any vacancy or newly created directorship, the directors then in office shall constitute less than a majority of the whole board, the Court of Chancery may, upon application of any shareholder or shareholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office. eFunds' certificate of incorporation provides that in case of any vacancies, by reason of an increase in the number of directors or otherwise, each additional director may be elected by a majority of the directors then in office, even though less than a quorum of the board of directors, to serve until the end of the remainder of the term of the class to which such director is assigned and until his or her successor shall have been elected and qualified. eFunds' certificate of incorporation also provides that directors shall continue in office until others are chosen and qualified in their stead. Furthermore, when the number of directors is changed, any newly created directorships or any decrease in directorships must be so assigned among the classes by a majority of the directors then in office, though less than a quorum, so as to make all classes as nearly equal in number as may be feasible.

   Under Minnesota law, unless different rules for filling vacancies are provided for in the articles of incorporation or bylaws, vacancies resulting from the death, resignation, removal or disqualification of a director may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum, and vacancies resulting from a newly created directorship may be filled by the affirmative vote of a majority of the directors serving at the time of the increase. Each such director elected to fill a vacancy holds office until the shareholders elect a successor at the next annual or special meeting. New directors may be elected at a meeting at which directors are removed. Deluxe's articles of incorporation provide that vacancies on the board of directors resulting from newly created directorships due to increases in the size of the board of directors shall be filled by the majority vote of the existing directors. Furthermore, such directors shall hold office until the next annual meeting of the shareholders.

Preemptive Rights

   A preemptive right allows a shareholder to maintain its proportionate share of ownership of a corporation by permitting such shareholder the right to purchase a proportionate share of any new stock issuance, thereby protecting the shareholder from dilution of value and control upon new stock issuances.

   Unless the certificate of incorporation provides otherwise, under Delaware law, shareholders of a corporation have no preemptive rights. eFunds' certificate of incorporation does not provide for preemptive rights.

   Minnesota law provides that all shareholders are entitled to preemptive rights unless the articles of incorporation specifically deny or limit preemptive rights. Deluxe's articles provide that the board of directors shall have authority to accept or reject subscriptions for shares made after incorporation and may grant options to purchase or subscribe for shares of any class(es) free of any preemptive right of shareholders.

Advance Notice Requirement of Shareholder Proposals and Directors Nominations

   eFunds' bylaws provide that for a proposal to be properly brought before an annual meeting by a shareholder, the shareholder must give written notice of such shareholder's intent to bring a matter before the annual meeting, either by personal delivery or by United States mail, postage prepaid, to the chief executive officer or secretary of the corporation, no later than the date (the Notice Date) specified by Rule 14a-8 promulgated under the Exchange Act, as the same may be amended from time to time and any successor rule or regulation, as the last date for receipt of shareholder proposals to be submitted under such rule.

   eFunds' bylaws provide that any shareholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors only if written notice of such shareholder's intent to make such nomination(s) has been given either by personal delivery or by United States mail, postage prepaid, to the chief executive officer or secretary of the corporation not later than (a) the Notice Date, for an election to be held at an annual meeting of shareholders, and (b) with respect to the election to be held at a special meeting of shareholders, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders. Furthermore, in order to be properly before the meeting at which such nominations are to be considered, the shareholder proposing the nomination(s) and the person(s) so nominated must be present at the meeting.

   Deluxe's bylaws provide that for a shareholder proposal to be properly made by a shareholder at a regular meeting, the shareholder must give written notice of the proposal containing the information required by Rule

14a-8 to the chief executive officer or secretary of the corporation not later than the Notice Date, and the proposal must be presented at the meeting by the proposing shareholder. Deluxe's bylaws also provide that for a nomination of a director to be properly made by a shareholder at a regular meeting, the shareholder must give written notice of the nomination to the chief executive officer or secretary of the corporation not later than the Notice Date, must attend the meeting with the candidate whom the shareholder wishes to nominate, and must propose the candidate's nomination for election to the board of directors at the meeting.

Amendments to Bylaws and Articles

   Delaware law requires a resolution of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the certificate of incorporation, unless the certificate of incorporation requires a greater level of approval. Further, Delaware law states that if an amendment would increase or decrease the aggregate number of authorized shares of a particular class, increase or decrease the par value of shares of such class or alter or change the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the class shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to effect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for the purposes of this paragraph. Delaware law also states that the shareholders have the power to adopt, amend or repeal the bylaws of a corporation, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the shareholders.

   eFunds' certificate states that eFunds cannot amend or otherwise modify or repeal Articles V through XI in its certificate, which cover supermajority voting, board representation and classification, actions by shareholders, amendments to its bylaws, reservation of power of the corporation to amend its certificate of incorporation, breach of fiduciary duty and indemnification, without the affirmative vote of the holders of record of two-thirds of all the shares outstanding and entitled to vote and the approval of two thirds of all of the directors. eFunds' certificate expressly authorizes the board of directors to adopt, amend, alter and repeal the bylaws of the corporation by majority vote, except that any provision of the bylaws requiring a vote greater than a majority for the board to take action, such as the provisions of the bylaws regarding the making of any recommendation to the shareholders with respect to a pending tender offer, shall not be amended, altered or repealed except by two-thirds vote of the board. eFunds' bylaws also provide that, subject to the provisions of its certificate of incorporation, the bylaws may be altered, amended or repealed at any regular meeting of shareholders, or special meeting called for that purpose, by a majority vote of the shares represented and entitled to vote at the meeting, except for the provisions of eFunds' bylaws regarding the making of any board recommendation to the shareholders with respect to a pending tender offer. The amendment, alteration or repeal of these provisions requires the affirmative vote of two-thirds of all the outstanding shares entitled to vote.

   Minnesota law provides that unless reserved by the articles of incorporation to the shareholders, the power to adopt, amend or repeal the bylaws is vested in the board, subject to the power of the shareholders to adopt, amend or repeal bylaws adopted, amended or repealed by the board. Under Minnesota law, a shareholder or shareholders holding 3% or more of the voting shares entitled to vote may propose a resolution to adopt, amend or repeal bylaws adopted, amended or repealed by the board, in which event such resolutions must be brought before the shareholders for their consideration pursuant to the procedures for amending the articles of incorporation. Under Minnesota law the board of directors shall not adopt, amend or repeal any bylaws once adopted fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board of directors, or fixing the number of directors or their classifications, qualifications or terms of office and such actions are reserved to the shareholders. However, Minnesota law does provide that the board of directors may adopt or amend a bylaw to increase the number of directors. Deluxe's bylaws provide that, except as otherwise provided by Minnesota law, the bylaws may be amended in whole or in part by a vote of a two-thirds majority of all the directors, such authority is subject to the power of the shareholders to adopt, amend or repeal bylaws adopted, amended or repealed by the board.

   Minnesota law provides that a proposal to amend the articles of incorporation may be presented to the shareholders of a Minnesota corporation by a resolution either approved by the affirmative vote of a majority of the directors present or proposed by a shareholder or shareholders holding 3% or more of the voting shares entitled to vote thereon. Under Minnesota law, any such amendment must be approved by the affirmative vote of a majority of the shareholders entitled to vote thereon, except that the articles may provide for a specified proportion or number larger than a majority. Deluxe's articles require the affirmative vote of the holders of not less than 70% of the outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors to repeal or amend Article XI of the articles, which requires shareholders to approve business combinations in which any Deluxe shareholder receives less than the highest price per share paid for Deluxe's shares and for the purchase of any shares by Deluxe from certain of its shareholders.

   In addition, under Minnesota law, the holders of the outstanding shares of a class or series are entitled to vote as a class or series on a proposed amendments to the articles of incorporation, whether or not such class or series would otherwise be entitled to vote, if the amendment would:
  . alter the aggregate number of authorized shares of the applicable class or series;
  . effect an exchange, reclassification or cancellation of all or part of the class or series;
  . effect an exchange or create a right of exchange of all or a part of another class or series for the shares of the applicable class or series;
  . change the rights or preferences of the shares of the applicable class or series;
  . changes the shares of the class or series into the same or a different number of shares of another class or series;
  . create a new class or series with rights or preferences prior and superior to the shares of the applicable class or series or increase the rights and preferences or the number of authorized shares of a class or series having rights and preferences prior or superior to the shares of the applicable class or series;
  . divide the shares of the applicable class into series and determine the designation of each series and the variations in the relative rights and preferences between the shares of each series, or authorize the board to do so;
  . limit or deny any existing preemptive rights of the shares of the applicable class or series; or
  . cancel or otherwise affect distributions on the shares of the applicable class or series that have accrued but have not been declared.

   Deluxe currently has only one class of shares of common stock authorized or outstanding.

Indemnification of Directors, Officers and Employees

   Minnesota law and Delaware law both contain provisions setting forth conditions under which a corporation may or is required to indemnify its directors, officers and employees. While indemnification is permitted only if statutory standards of conduct are met, Minnesota law and Delaware law are substantially similar in providing for indemnification if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The statutes differ, however, with respect to whether indemnification is permissive or mandatory, where there is a distinction between third-party actions and actions by or in the right of the corporation, and whether, and to what extent, reimbursement of judgments, fines, settlements, and expenses is allowed. The major difference between Minnesota law and Delaware law is that while indemnification of officers, directors and employees is mandatory under Minnesota, indemnification is permissive under Delaware law, except that a Delaware corporation must indemnify a person who is successful on the merits or otherwise in the defense of some specified actions, suits or proceedings for expenses and attorney's fees actually and reasonably incurred in connection therewith.

   Although indemnification is permissive in Delaware, a corporation may, through its certificate of incorporation, bylaws or other intracorporate agreements, make indemnification mandatory. Pursuant to this authority, eFunds' certificate of incorporation provides that eFunds shall, to the full extent permitted by

Delaware law, indemnify each officer and director of the corporation and may, but shall not be obligated to, indemnify any employee or agent of the corporation who is not an officer or director of the corporation. eFunds' certificate of incorporation provides that eFunds indemnification shall include expenses, including attorney fees and the advancement of reimbursement expenses, judgments, fines and amounts paid in settlement to the fullest extent permitted under the Delaware law.

   Minnesota law requires a corporation to indemnify any director, officer or employee who is made or threatened to be made party to a proceeding by reason of the former or present official capacity of the director, officer or employee, against judgments, penalties, fines, settlements and reasonable expenses. Minnesota law permits a corporation to prohibit indemnification by so providing in its articles of incorporation or its bylaws. Deluxe has not limited the statutory indemnification in its articles of incorporation or bylaws. Deluxe's bylaws state that Deluxe shall indemnify all officers and directors of the corporation for such expenses and liabilities, in such manner, under such circumstances and to the fullest extent permitted by Minnesota law. Under Minnesota law and its articles and bylaws, Deluxe must indemnify officers of Deluxe who are serving as directors of eFunds at the request or direction of Deluxe until the earlier to occur of the separation of eFunds from Deluxe or the resignation of such officer as a director of eFunds.

Liabilities of Directors

   Under Delaware law, a certificate of incorporation may contain a provision limiting or eliminating a director's personal liability to the corporation or its shareholders for monetary damages for the director's breach of fiduciary duty, subject to certain limitations. eFunds' certificate of incorporation provides that the corporation's directors shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to the corporation or its shareholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

  . under section 174 of the Delaware General Corporation Law, which provides for unlawful payment of dividend or unlawful stock purchase or redemption; or

  . for any transaction from which the director derived an improper personal benefit.

   eFunds' certificate of incorporation also provides that if Delaware law is amended to eliminate or limit the liability of directors further, then the liability of eFunds' directors shall be limited to the fullest extent permitted by Delaware law, as so amended.

   Under Minnesota law, a director's personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director may be eliminated or limited in the articles except that the articles cannot limit the liability of a director:

  . for any breach of the director's duty of loyalty to the corporation or its shareholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a known violation of the law;

  .  under Section 302A.559 of the Minnesota Business Corporation Act or
     Section 80A.23 of the Minnesota Regulation of Securities Act which provide for liability for illegal distributions and civil liability, respectively;

  . for any transaction from which the directors derived an improper benefit; or

  . for any act or omission occurring prior to the date when the provision in the articles eliminating liability becomes effective.

   Deluxe's articles provide that no director of the corporation shall be personally liable to Deluxe or its shareholders for monetary damages for breach of fiduciary duty by such director as a director, except for liability:

  . for any breach of the director's duty of loyalty to the corporation or its shareholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .  under Section 80A.23 or Section 302A.559 of the laws of Minnesota; or

  . for any transaction from which the director derived an improper personal benefit.

Shareholder Approval of Merger

   In order to effect a merger or consolidation under Delaware law, a corporation's board of directors must adopt an agreement of merger or consolidation and recommend it to the shareholders. Such a recommendation by the eFunds board requires the concurrence of 66-2/3% of the eFunds directors. The agreement must be approved and adopted by holders of a majority of the outstanding shares of the corporation entitled to vote thereon, unless a higher percentage is specified in the corporation's certificate of incorporation. eFunds' certificate of incorporation requires that the holders of 66-2/3% of its outstanding shares approve such a transaction.

   Minnesota law provides that a resolution containing a plan of merger or exchange must be approved by the affirmative vote of a majority of the directors present at a meeting and submitted to the shareholders and approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote. Unlike Delaware law, Minnesota law requires that any class of shares of a Minnesota corporation must be given the right to approve the plan if it contains a provision which, if contained in a proposed amendment to the corporation's articles of incorporation, would entitle such a class to vote as a class.

Business Combinations, Control Share Acquisitions and Anti-Takeover Provisions

   Delaware law prohibits, in some circumstances, a "business combination" between the corporation and an "interested shareholder" within three years of the shareholder becoming an "interested shareholder." An "interested shareholder" is a person who owns 15% or more of the outstanding voting stock or is an affiliate of the corporation or was the owner of 15% or more of the outstanding voting stock at any time within the prior three-year period. A "business combination" includes a merger or consolidation, a sale or other disposition of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation or the aggregate market value of the outstanding stock of the corporation, certain transactions resulting in the issuance or transfer by the corporation, or certain of its subsidiaries, of stock, and certain transactions that would increase the interested shareholder's proportionate share ownership in the corporation. This provision does not apply where:

  . either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the corporation's board of directors prior to the date the interested shareholder acquired such 15% interest. The eFunds board of directors has not approved the exchange offer or the spin-off as transactions exempt from the operation of Section 203;

  . upon the consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the outstanding voting stock of the corporation excluding, for the purposes of determining the number of shares outstanding, shares held by persons who are directors and also officers and by employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered;

  . the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested shareholders at an annual or special meeting;

  . the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on the Nasdaq Stock Market, or held of record by more than 2,000 shareholders unless any of the foregoing results from action taken, directly or indirectly, by an interested shareholder or from a transaction in which a person becomes an interested shareholder;

  . the shareholder acquires a 15% interest inadvertently and divests itself of such ownership and would not have been a 15% shareholder in the preceding 3 years but for the inadvertent acquisition of ownership;

  . the shareholder acquired the 15% interest when these restrictions did not apply; or

  . the corporation has opted out of this provision. eFunds has not opted out of this provision.

   eFunds is party to a Rights Agreement with EquiServe, as Rights Agent.The provisions of this Rights Agreement are more fully described in "--Description of Capital Stock of eFunds--Shareholder Rights Plan."

   Minnesota law prohibits certain "business combinations," as defined in the Minnesota Business Corporation Act, between a Minnesota corporation with at least 100 shareholders, or a publicly held corporation that has at least 50 shareholders, and an "interested shareholder" for a four-year period following the share acquisition date by the interested shareholder, unless certain conditions are satisfied or an exemption is found. An "interested shareholder" is generally defined to include a person who beneficially owns at least 10% of the voting power of the outstanding shares entitled to vote of the issuing public corporation. Minnesota law also limits the ability of a shareholder who acquires beneficial ownership of more than certain thresholds of the percentage voting power of a Minnesota corporation, starting at 20%, from voting those shares in excess of the threshold unless such acquisition has been approved in advance by a majority of the voting power held by shareholders unaffiliated with such shareholder.

   Minnesota law provides that during any tender offer, a publicly held corporation may not enter into or amend an agreement, whether or not subject to contingencies, that increases the current or future compensation of any officer or director. In addition, under Minnesota law, a publicly held corporation is prohibited from purchasing any voting shares owned for less than two years from a 5% shareholder for more than their market value unless the transaction has been approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote or unless the corporation makes a comparable offer to all holders of shares of the class or series of stock held by the 5% shareholder and to all holders of any class or series into which such securities may be converted.

   Deluxe's articles provide that, whether or not a vote of shareholders is otherwise required, the affirmative vote of the holders of not less than 70% of the outstanding voting Deluxe shares is required for the approval or authorization of certain business combinations unless the business combination is a merger, consolidation, share exchange or sale of substantially all of the assets of Deluxe and the value of the consideration to be received per Deluxe share by shareholders other than a person who beneficially owns 5% or more of the voting stock of Deluxe is not less than the highest per share price paid by the 5% owner in acquiring any of its Deluxe shares. This may make it more difficult to effect a change in control of Deluxe and may discourage or deter a third party from attempting a takeover.

   Deluxe is a party to an Amended and Restated Rights Agreement with Wells Fargo Bank Minnesota, N.A., through which each shareholder of record of Deluxe shares on February 22, 1988, was issued one right to purchase one Deluxe share for each Deluxe share held by such shareholder, and which provides for the issuance of one right for each Deluxe share issued thereafter and prior to the distribution date (as described below). Initially, the certificates for Deluxe shares will evidence the rights. Unless the transaction is approved in advance by a majority of Deluxe's continuing directors (defined generally as directors not associated with the acquiring person), the rights will separate from the Deluxe shares on the distribution date, which is the earlier of:

  . The close of business on the10th day following the stock acquisition date, which is the date of public announcement that a person or group of affiliated or associated persons has become the beneficial owner of 15% or more of Deluxe's outstanding common stock, subject to certain exceptions;

  . the close of business on the 10th day after the date that a tender or exchange offer is commenced, which, if consummated, would result in a person or group of affiliated or associated persons becoming the beneficial owner of 15% or more of Deluxe's outstanding common stock; and

  . the date that Deluxe consolidates or merges into any person which is not a Deluxe subsidiary and if the consolidation or merger results in the other person being the continuing or surviving entity, or the date that any person, other than a subsidiary of Deluxe, consolidates with or merges into Deluxe, if that consolidation or merger results in Deluxe being the continuing or surviving entity and the shareholders of Deluxe prior to the merger or consolidation receive, as consideration for the merger or consolidation, cash or shares of the person, or the date that Deluxe transfers more than 50% of its, or its subsidiaries', assets or earning power.

   The rights cannot be exercised until the distribution date and will expire on the expiration date, which is the earlier of :

  .  the close of business on January 31, 2007;

  . the time at which the rights are redeemed by the board of directors of Deluxe. The board of directors of Deluxe can redeem all of the outstanding rights any time prior to the earlier of January 31, 2007 or the stock acquisition date; and

  . a time established by Deluxe's board of directors through an amendment to the plan.

   The registered holder of any rights certificates can exercise the rights any time after the distribution date and before the expiration date, by surrendering the rights certificates and paying the relevant purchase price, as calculated in accordance with the Rights Agreement. Subject to certain exceptions, rights held by persons who beneficially own 15% or more of Deluxe's common stock, or are certain transferees of such beneficial owners are null and void. Deluxe is not required to issue fractional shares upon any exercise of the rights and may issue cash instead of any such fractions.

   Generally, unless the consolidation or merger is approved in advance by a majority of Deluxe's continuing directors, if Deluxe consolidates with or merges into another person which is not a subsidiary and the other person to the consolidation or merger is the continuing or surviving entity and, as a result of the transaction, any person becomes a beneficial owner of more than 15% of the outstanding shares of common stock of Deluxe, then each holder of a right will be entitled to receive, upon the exercise of its right, shares of common stock of the continuing or surviving person having an aggregate market price equal to twice the exercise price of all rights held by such holder (i.e., at a 50% discount). Also, in general, unless the consolidation or merger is approved in advance by a majority of Deluxe's continuing directors, if any person, other than a subsidiary of Deluxe, consolidates with or merges into Deluxe, with Deluxe being the continuing or surviving entity and the shareholders of Deluxe shares prior to the merger or consolidation receive, as consideration for the merger or consolidation, cash or shares of the other person, and as a result of the transaction the other person becomes a beneficial owner of more than 15% of the outstanding common stock of Deluxe, each holder of a right will be entitled to receive, upon the exercise of its rights, shares of Deluxe at a 50% discount. Unless the consolidation or merger is approved in advance by a majority of Deluxe's continuing directors, if Deluxe transfers to a person more than 50% of its, or its subsidiaries', assets or earning power, and as a result of the transaction the other person becomes the beneficial owner of more than 15% of the outstanding common stock of Deluxe, each holder of a right generally will be entitled to receive, upon the exercise of its rights, shares of common stock of this other person at a 50% discount.

   At any time after a person has become the beneficial owner of 15% or more of the outstanding Deluxe shares, subject to certain exceptions, and prior to the acquisition by a person of 50% or more of the outstanding Deluxe shares, the board of directors of Deluxe may exchange all or part of the then outstanding and exercisable rights for Deluxe shares at an exchange ratio of one Deluxe share per right, subject to adjustment.

   The rights have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Deluxe pursuant to an offer that is not approved by the Deluxe board of directors, unless the rights have been redeemed. However, the rights should not interfere with any tender offer or merger approved by the Deluxe board because the Deluxe board may redeem the rights, amend the plan or approve an offer at any time prior to such time as any person has become the beneficial owner of 15% or more of the outstanding Deluxe shares. Deluxe anticipates, subject to approval by its board of directors, amending its rights plan to exempt any person who becomes a holder of more than 15%, but less than 20%, of the outstanding Deluxe shares by reason of the exchange offer and spin-off and who is either entitled to report, and reports, its ownership on Schedule 13G under the Exchange Act or reports its holdings on Schedule 13D, but only if that person's Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of Deluxe or engage in any of the actions specified in Item 4 of Schedule 13D.

                      AGREEMENTS BETWEEN DELUXE AND eFUNDS

   The following is a summary description of the key agreements between Deluxe and eFunds. This description, which summarizes the material terms of the agreements, is not complete. You should read the full text of the agreements, which have been filed with the SEC as exhibits to the registration statement of which this offering circular-prospectus is a part.

   The following is a table summarizing the approximate value that has been or will be exchanged between Deluxe and eFunds in connection with the key related agreements described below. eFunds has also entered into several arrangements with Deluxe for indemnification. Because it is unknown whether any value will be exchanged pursuant to these agreements, these arrangements are not included in the table.


    Agreement                     Value to Deluxe             Value to eFunds

--------------------------------------------------------------------------------

 Initial Public          eFunds to pay all costs and         Deluxe to pay
 Offering and            expenses of the initial public      all costs and
 Distribution            offering of its shares. Deluxe      expenses of the
 Agreement               also receives an option to          exchange offer.
                         purchase, at the then market
                         price, additional eFunds' shares
                         stock to the extent necessary to
                         own at least 80.1% of the total
                         combined voting power of eFunds'
                         stock and at least 80.1% of any
                         class of nonvoting stock.

--------------------------------------------------------------------------------

 Registration Rights     If Deluxe does not proceed with     This Agreement
 Agreement               the split-off, it can request       is primarily for
                         eFunds to register shares of        the benefit of
                         eFunds' shares owned by Deluxe      Deluxe.
                         for sale under applicable
                         securities laws. Deluxe will
                         also have the right to include
                         its shares in other
                         registrations of securities that
                         eFunds initiates. eFunds has
                         agreed to indemnify Deluxe in
                         respect of certain liabilities
                         arising under securities laws in
                         connection with registrations
                         pursuant to this agreement.

--------------------------------------------------------------------------------

 Assignment and          This "as-is, where-is" transfer     Receipt of the
 Assumption Agreement    was intended to align eFunds'       stock of Chex
                         assets and businesses in order      Systems, Inc.,
                         to enable eFunds to proceed with    Payment
                         the initial public offering and     Protection
                         the split-off.                      Systems, Inc.
                                                             (SCAN), eFunds
                                                             Corporation of
                                                             Tustin,
                                                             California and
                                                             its professional
                                                             services and
                                                             U.K. businesses,
                                                             together with
                                                             their net
                                                             receivables and
                                                             payables with
                                                             Deluxe. Based on
                                                             their historical
                                                             cost at March
                                                             31, 2000, the
                                                             value of the net
                                                             assets
                                                             transferred to
                                                             eFunds was
                                                             approximately
                                                             $27.3 million to
                                                             Deluxe.

    Agreement                     Value to Deluxe             Value to eFunds

--------------------------------------------------------------------------------

 Tax-Sharing             eFunds assumes liability for        eFunds receives
 Agreement               taxes resulting from its            tax return
                         operations and eFunds agrees to     preparation and
                         indemnify Deluxe for any taxes      filing
                         due from Deluxe if the exchange     assistance and
                         offer and any subsequent spin-      Deluxe
                         off fail to qualify as tax-free     indemnifies
                         as a result of eFunds' actions      eFunds against
                         or inactions and for a portion      any tax
                         of any taxes that become due as     liabilities of
                         a result of the exchange offer      the other
                         and any subsequent spin-off         members of the
                         because of a retroactive change     Deluxe
                         of law or other reason unrelated    consolidated
                         to an action or inaction by         group.
                         either eFunds or Deluxe. Deluxe
                         also receives $450,000 per year
                         for providing eFunds with tax
                         return preparation and filing
                         assistance.

--------------------------------------------------------------------------------
 Employee                This Agreement is primarily         eFunds'
 Benefits                intended to provide continued       employees
 Agreement               benefits to eFunds' employees.      continue to
                                                             participate in
                                                             Deluxe's benefit
                                                             plans until the
                                                             split-off or the
                                                             time eFunds
                                                             establishes its
                                                             own benefit
                                                             plans for its
                                                             employees.

--------------------------------------------------------------------------------
 Real Estate             $10,000,000                         eFunds received
 Agreements                                                  title to eFunds
                                                             Phoenix, Arizona
                                                             data center
                                                             facility.

                         $44,325 per year                    eFunds receives
                                                             the right to
                                                             maintain
                                                             communication
                                                             nodes at nine
                                                             Deluxe
                                                             facilities.

                         $688,800 per year                   eFunds receives
                                                             office space in
                                                             Shoreview,
                                                             Minnesota.

                         Deluxe receives space in eFunds'    $1,396,800 per
                         Phoenix, Arizona data center for    year
                         use by its call center
                         operations.

--------------------------------------------------------------------------------
 Transitional            $304,000 per month, decreasing      eFunds receives
 Services                to $0 not later than December       financial,
 Agreement               31, 2001.                           administrative,
                                                             treasury, cash
                                                             management,
                                                             insurance, sales
                                                             support and
                                                             employee
                                                             benefits
                                                             administration
                                                             services from
                                                             Deluxe.

                         Deluxe receives ACH processing      $28,800 per
                         services from eFunds.               month,
                                                             decreasing to $0
                                                             not later than
                                                             December 31,
                                                             2001

    Agreement                     Value to Deluxe             Value to eFunds

--------------------------------------------------------------------------------

 Professional            Deluxe receives software            $43,000,000 per
 Services                development and maintenance         year*
 Agreement               services from eFunds.

                         Deluxe receives data entry          $5,900,000 per
                         services from eFunds.               year*

--------------------------------------------------------------------------------

 Network Access          $3,500,000 per year* through end    eFunds receives
 Agreement               of 2001                             the right to use
                                                             the system
                                                             through which
                                                             Deluxe's check
                                                             printing
                                                             customers order
                                                             products to
                                                             deliver eFunds'
                                                             ChexSystems
                                                             product set.

--------------------------------------------------------------------------------

 Data and Related        Deluxe receives approximately       Deluxe provides
 Agreements              $97,500 per year for providing      eFunds, at no
                         eFunds with processing services.    cost, with check
                                                             printing data
                                                             from Deluxe's
                                                             direct to
                                                             consumer check
                                                             printing
                                                             business until
                                                             July 1, 2001.

--------------------------------------------------------------------------------

 Loan Agreement          Deluxe receives interest            eFunds receives
                         payments from eFunds at the         the right to
                         London Interbank Offered Rate,      borrow up to $75
                         plus a variable additional          million from
                         margin based on Deluxe's credit     Deluxe until the
                         rating.                             earlier of the
                                                             split-off or
                                                             December 31,
                                                             2000.

* These amounts are estimated. The actual amounts paid by Deluxe and received by eFunds may vary based upon the actual services provided.

Initial Public Offering and Distribution Agreement

   General. On March 31, 2000, eFunds entered into an initial public offering and distribution agreement with Deluxe, which governs offerings of eFunds' securities, including eFunds' initial public offering and the exchange offer. Deluxe has the sole discretion to determine all terms of the exchange offer, including the form, structure and terms of any transactions or offerings to effect the exchange offer and the timing of and conditions to the completion of the exchange offer.

   Offerings of eFunds Securities and the Exchange Offer. eFunds has agreed that it will cooperate with Deluxe in all respects to accomplish the exchange offer or any similar transaction.

   eFunds also agreed that, at Deluxe's direction, it will promptly take all actions necessary or desirable to effect these transactions, including the registration under the Securities Act of eFunds' shares.

   Expenses. eFunds has agreed to pay all costs and expenses relating to any primary offerings of eFunds shares and its other securities prior to the exchange offer, including eFunds' initial public offering. Deluxe has agreed to pay all costs and expenses relating to the exchange offer.

   Covenants. eFunds and Deluxe have agreed to provide each other with access to information relating to the assets, business and operations of the requesting party. eFunds has agreed that, for so long as Deluxe is required to consolidate eFunds' results of operations and financial position with Deluxe's, eFunds will:

  . provide Deluxe with financial information regarding eFunds and its subsidiaries and access to eFunds' books and records;

  . not select a different accounting firm than Deloitte & Touche LLP to serve as its auditors;

  . complete the audit of its financial statements on the same schedule as the audit of Deluxe's financial statements; and

  . consult with Deluxe and provide Deluxe and its auditors with notice of any proposed determination of, or significant changes in, eFunds' accounting estimates and accounting principles.

   As long as Deluxe beneficially owns 50% or more of the outstanding eFunds' shares, eFunds may not take any action that may result in a contravention or an event of default by Deluxe of:

  . any provision of law, including the Internal Revenue Code or the Employee Retirement Income Security Act of 1974, as amended;

  .  any provision of Deluxe's articles of incorporation or bylaws;

  . any credit agreement, indenture or other material agreement binding upon Deluxe; or

  .  any judgment, order or decree of any governmental body, agency or court.

   Options. eFunds has granted to Deluxe options to purchase additional eFunds shares to the extent necessary to own at least 80.1% of the total combined voting power of all classes of eFunds' outstanding voting stock and to own at least 80.1% of each outstanding class of nonvoting stock. These options may be exercised immediately prior to the issuance of any of eFunds' equity securities, other than its initial public offering.

   The purchase price of the shares of voting stock purchased upon any exercise will be the market price of eFunds' voting stock on the date of delivery of the exercise notice. The purchase price of nonvoting capital stock will be the price at which that stock may be purchased by third parties. These options will terminate when Deluxe or its affiliates own less than 45% of the total combined voting power of all classes of eFunds' outstanding equity.

Registration Rights Agreement

   eFunds and Deluxe have entered into a registration rights agreement which only becomes effective in the event Deluxe notifies eFunds that it does not plan to proceed with or complete the exchange offer and any subsequent spin-off. Upon the request of Deluxe, eFunds must use its reasonable best efforts to register under applicable securities laws any of the eFunds shares owned by Deluxe for sale in accordance with Deluxe's intended method of disposition. Deluxe will also have the right to include eFunds shares owned by Deluxe in other registrations of equity securities eFunds initiates. Deluxe will pay all costs and expenses relating to each such registration that Deluxe requests or in which Deluxe participates except for eFunds out-of-pocket expenses and the fees of eFunds attorneys, accountants and other advisors. eFunds has agreed to indemnify Deluxe against liabilities in connection with registrations in which Deluxe participates, including liabilities under the Securities Act or to contribute to payments Deluxe may be required to make for these liabilities.

Assignment and Assumption Agreement

   eFunds has entered into an assignment and assumption agreement with Deluxe which governs the terms of the transfer to eFunds of assets and liabilities of Deluxe. All transfers by Deluxe to eFunds are on an "as is, where is" basis, and without any representations or warranties. As a result, eFunds has agreed to bear the economic and legal risks that any conveyances of assets are insufficient to vest in eFunds good and marketable title to such assets and as to defects in the condition of the assets. eFunds and its subsidiaries assumed sole financial responsibility for all liabilities associated with its businesses and operations other than government services and all of the assets transferred to eFunds as of March 31, 2000. Based on their historical cost at March 31, 2000, the value of the net assets transferred to eFunds was approximately $27.3 million.

Tax-Sharing Agreement

   In general, eFunds will be included in Deluxe's consolidated group for federal income tax purposes for so long as Deluxe beneficially owns at least 80% of eFunds' total voting power and value of its outstanding stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. eFunds has entered into a tax-sharing agreement with Deluxe which allocates tax liabilities between eFunds and Deluxe during the period in which eFunds is included in Deluxe's consolidated group. eFunds could, however, be liable in the event that any federal tax liability is incurred, but not discharged, by other members of Deluxe's consolidated group and Deluxe would be liable if any such liability is incurred, but not discharged, by eFunds.

   eFunds and Deluxe will make payments to each other such that the amount of taxes to be paid by eFunds will generally be determined as though eFunds had filed separate federal, state and local income tax returns. eFunds will be responsible for any taxes with respect to tax returns that include eFunds and its subsidiaries. In determining the amount of its tax-sharing payments, Deluxe will prepare for eFunds' pro forma returns with respect to federal and applicable state and local income taxes.

   Prior to completion of the exchange offer, Deluxe will continue to have all the rights as eFunds' parent for purposes of federal, state and local tax law. Deluxe will be the sole and exclusive agent for eFunds in any and all matters relating to eFunds' income, franchise and similar tax liabilities. Deluxe will have sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined or unitary state income tax returns or amended returns. Deluxe will have the power, in its sole discretion, to contest, compromise or settle any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for a refund on eFunds' behalf. In addition, Deluxe has agreed to undertake to provide these services with respect to eFunds separate state and local tax returns and eFunds' foreign tax returns. eFunds generally will pay Deluxe $37,500 per month for the tax services to be provided to eFunds by Deluxe.

   The tax-sharing agreement also provides that eFunds will indemnify Deluxe for any taxes due from Deluxe if the exchange offer and any spin-off fails to qualify as tax-free as a result of eFunds' actions or inactions. eFunds is required under the tax sharing agreement to comply with the representations made to the Internal Revenue Service in connection with its private letter ruling request regarding the tax-free nature of the exchange offer and any spin-off. In addition, eFunds agreed to indemnify Deluxe for a portion of any taxes due from Deluxe if the exchange offer and any spin-off fail to qualify as tax-free as a result of a retroactive change of law or other reason unrelated to the action or inaction of either eFunds or Deluxe.

Employee Benefits Agreement

   eFunds has entered into an employee benefits agreement with Deluxe to allocate assets, liabilities, and responsibilities relating to eFunds' current and former U.S. employees and their participation in the benefit plans that Deluxe currently sponsors and maintains.

   All of eFunds' eligible employees will continue to participate in the Deluxe benefit plans on comparable terms and conditions to those currently applicable to them until the earlier of the completion of the exchange offer and spin-off, if any or the time at which eFunds established comparable benefit plans for its current and former employees.

   Prior to or upon the completion of the exchange offer and any spin-off eFunds will adopt benefit plans generally corresponding to the Deluxe plans, including qualified retirement plans, executive deferred compensation and supplemental benefit plans, health and welfare plans, fringe benefit plans, and leave of absence programs. eFunds' benefit plans will take into account all service, compensation and other benefit determinations that, as of the completion of the exchange offer and any spin-off were recognized under the corresponding Deluxe benefit plan.

   eFunds' benefit plans will generally assume any liabilities for eFunds' employees under the corresponding Deluxe benefit plan. Assets relating to the employee liabilities are expected to be transferred to eFunds or its related plans and trusts from trusts and other funding vehicles associated with Deluxe's benefit plans.

Real Estate Agreements

   eFunds has purchased real property and a data center located in Phoenix, Arizona and personal property from a subsidiary of Deluxe at their historical cost for approximately $10 million. Following the completion of eFunds initial public offering, eFunds and Deluxe entered into several agreements under which Deluxe or its subsidiaries have agreed to:

  . lease nine sites to eFunds for use as communication nodes for a period of approximately 12 to 18 months at approximately $942 per month;

  . sublease a portion of a building in Shoreview, Minnesota to eFunds for a period of approximately 12 months at approximately $57,445 per month;

  . lease for a period of 3 years a portion of a data center in Phoenix, Arizona from eFunds at approximately $116,404 per month; and

  .  assign their rights as tenant under various leases to eFunds.

Transitional Services Agreement

   eFunds and Deluxe have entered into a transitional services agreement under which Deluxe and eFunds will provide services to each other, including:

  .  financial and administrative services;

  .  treasury;

  .  cash management and insurance services;

  .  sales support;

  .  legal services; and

  .  employee benefits administration.

   Each service provided under the transitional services agreements will be provided until either completion of the exchange offer or December 31, 2001. Either party may terminate any or all services that they receive under the transitional services agreements at any time upon 60 days' prior written notice. Any or all services may be extended for one additional 60-day period. eFunds has agreed to pay $303,797 per month to Deluxe for transitional services provided to eFunds. Deluxe has agreed to pay $28,800 per month to eFunds for transitional services provided to Deluxe. These amounts will gradually decrease as services are terminated.

Professional Services Agreement

   eFunds has entered into a master agreement with Deluxe under which eFunds will provide Deluxe with:

  . software development and maintenance services for information technology applications;

  . financial shared services including accounts receivable, accounts payable and general accounting transaction processing; and

  .  data entry services.

   This agreement will expire on March 31, 2005, and will automatically renew each year for an additional one year term unless terminated by either party. In addition, this agreement may be terminated by Deluxe at its option if eFunds is acquired by a third party, whether by merger or the sale of all or substantially all of eFunds' assets. During the term of the agreement, eFunds anticipates that Deluxe will spend approximately $43 million per year for software development and maintenance services for information technology applications, which amounts will be based on the actual number of hours of information technology services that eFunds provides to Deluxe. If Deluxe fails to reach the $43 million spending target per year, it will be obligated to make compensatory payments for a portion of eFunds' fees based on eFunds' estimates of lost margins. If Deluxe exceeds the $43 million spending target per year, Deluxe will be entitled to receive reduced rates. eFunds also will provide business process management services, including accounts receivable, accounts payable and other general accounting services, and data entry services. Deluxe's annual minimum spending target for these business process management services will range from $8.1 million in 2000 to $4.2 million in 2004. The agreement will also provide for credits to Deluxe for unsatisfactory performance by eFunds and bonuses for superior performances as are typical for information technology professional services. The provision of services by eFunds under the agreement is non-exclusive, and Deluxe may contract with any third party for the provision of information technology and business process management services.

Third Party Indemnification Agreement

   Under the third party indemnification agreement, eFunds has agreed to indemnify Deluxe in connection with any liabilities incurred by Deluxe after completion of the exchange offer as a result of:

  . Deluxe's purchase or lease of property or services for eFunds' benefit under any master agreement; or

  . any guaranties under which Deluxe guaranteed eFunds' performance of agreements with third parties.

   eFunds is obligated to indemnify Deluxe for any liability to the extent such liability primarily relates to the past, present or future operation of its business or operations.

Network Access Agreement

   Historically, some customers of eFunds' ChexSystems have elected to use the online ordering connectivity provided by Deluxe's check printing operations to receive services provided by ChexSystems. Deluxe provided eFunds a license to use these connections to its check printing customers in order to allow eFunds to continue to provide eFunds' ChexSystems, FraudFinder, QualiFile and other ChexSystems products to financial institutions who wish to receive these products through the Deluxe network. In exchange for access to this product delivery channel, eFunds will pay Deluxe its cost of providing these services during 2000 and cost plus 10% in 2001. eFunds estimates the cost of these services to be approximately $3.5 million in 2000. Deluxe will maintain ownership of all rights in its network, except that eFunds will own the interface between the network security layer and eFunds' back-end systems. The agreement will expire on December 31, 2001.

Data and Related Agreements

   eFunds and Deluxe have entered into several agreements which will govern the transfer of data between them. Under a data contribution agreement, Deluxe will provide eFunds, at no cost, with consumer account records pertaining to its direct to consumer check printing business. eFunds will agree to only use this information for purposes that are consistent with applicable federal, state and local laws, including the Fair Credit Reporting Act. Customers of Deluxe will have the ability to request that their information not be provided to eFunds. The agreement has a term that will end on July 1, 2001.

   Under a processing agreement, eFunds will provide Deluxe with bank routing numbers to enable eFunds to obtain check order history files from Deluxe as long as eFunds have obtained a consent from the applicable financial institution to receive this data. Deluxe may only use the bank routing numbers for the purpose of performing the processing requested by eFunds. eFunds estimates the cost of these processing services to be approximately $97,472 per year. Either party may terminate this agreement upon 30 days' prior written notice.

Loan Agreement

   Deluxe provided eFunds with a revolving credit facility of up to $75 million until the earlier of the completion of the exchange offer or December 31, 2000. Borrowings under the facility will be due at completion of the exchange offer or maturity and will accrue interest at the London Interbank Offered Rate, plus a variable additional margin based on Deluxe's credit rating. The credit facility includes financial and restrictive covenants. eFunds intends to replace this facility with a new credit facility with one or more financial institutions.

Indemnification Agreement

   Deluxe has agreed to indemnify eFunds for any losses on identified government services loss contracts in excess of eFunds' $29.2 million loss contract reserves as of April 30, 2000. eFunds is required to calculate any charges for loss contracts in a manner consistent with Deluxe's prior loss accrual practices. Deluxe will also indemnify eFunds against any liabilities, losses or expenses arising from litigation and claims asserted against eFunds in connection with the operation of its government services business prior to the completion of eFunds' initial public offering. Deluxe's indemnification obligations do not apply to losses contemplated by existing reserves and are limited to a maximum amount equal to $14.6 million. In addition, Deluxe's indemnification does not apply to any contract that was not in a loss position as of April 30, 2000 and so if any of these profitable contracts were to become unprofitable, no indemnification would be available. eFunds has agreed to indemnify Deluxe for all other claims related to the operation of its government services business that occurs after the completion of the initial public offering.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

   The following discussion is a summary of material United States federal income tax consequences relating to the exchange offer and any subsequent spin-off, if necessary. This discussion is for general information only and does not address all aspects of United States federal income taxation. For example, this discussion does not address any state, local or foreign tax consequences. This discussion does not discuss all tax considerations that may be relevant to Deluxe shareholders in light of their particular circumstances, nor does it address the consequences to certain Deluxe shareholders subject to special treatment under the United States federal income tax laws (such as tax-exempt entities, non-resident alien individuals, foreign corporations, persons who acquired such Deluxe shares pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, and dealers in securities). In addition, this discussion does not address the United States federal income tax consequences to Deluxe shareholders who do not hold their Deluxe shares as a capital asset. The discussion is based on the Internal Revenue Code of 1986, as amended, referred to as the Code, the Treasury Department regulations promulgated thereunder, published positions of the Internal Revenue Service, referred to as the IRS, and court decisions now in effect, all of which are subject to change, possibly with retroactive effect. Deluxe shareholders are urged to consult their tax advisors as to the particular tax consequences to them of the exchange offer and any subsequent spin-off, as well as the applicability and effect of any state, local or foreign tax laws and the effect of any changes in federal tax laws that occur after the date of this offering circular-prospectus.

   Deluxe has received a private letter ruling from the IRS to the effect that, for United States federal income tax purposes, the exchange offer and any subsequent spin-off will qualify under Section 355 of the Code as a distribution that is generally tax-free to Deluxe shareholders and to Deluxe. Although private letter rulings generally are binding on the IRS, Deluxe will not be able to rely on the private letter ruling if any factual representations made to the IRS are incorrect or untrue in any respect or any undertakings made to the IRS are not complied with. Neither Deluxe nor eFunds is aware of any facts or circumstances that would cause any such representations to be incorrect or untrue in any respect. Nevertheless, if Deluxe completes the exchange offer and any subsequent spin-off, and, notwithstanding the private letter ruling, the exchange offer and any subsequent spin-off is held to be taxable, both Deluxe and its shareholders who receive eFunds shares could be subject to a material amount of taxes as a result of the exchange offer and any subsequent spin-off.

   The private letter ruling generally provides that:

  . no gain or loss will be recognized by the Deluxe shareholders upon their receipt of eFunds shares in the exchange offer and any subsequent spin-off;

  . for those Deluxe shareholders who surrender all of their Deluxe shares in the exchange offer, the aggregate tax basis of the eFunds shares held by the Deluxe shareholders after the exchange offer, including any fractional share interests, will be the same as the aggregate tax basis of the Deluxe shares exchanged in the exchange offer;

  . for those Deluxe shareholders who do not surrender all of their Deluxe shares in the exchange offer, each shareholder's aggregate tax basis in the Deluxe shares held before the completion of the exchange offer will be allocated between the Deluxe shares and eFunds shares (including any fractional share interests) held by such shareholder after the exchange offer and any subsequent spin-off in proportion to their relative fair market values;

  . the holding period of the eFunds shares received by the Deluxe shareholders in the exchange offer and any subsequent spin-off, including any fractional share interests, will include the holding period of the Deluxe shares with respect to which the eFunds shares were received; and

  . those Deluxe shareholders who receive cash in lieu of a fractional share interest in eFunds will recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocable to such fractional share interest, and that gain or loss will generally constitute capital gain or loss if the fractional share interest is held as a capital asset at the time of the exchange offer and any subsequent spin-off.

   The private letter ruling does not specifically address tax basis issues with respect to holders of Deluxe shares who have blocks of Deluxe shares with different per share tax bases. Such holders are urged to consult their tax advisors regarding the possible tax basis consequences of the exchange offer and any subsequent spin-off.

   United States Treasury Department regulations require each Deluxe shareholder who receives eFunds shares in the exchange offer and any subsequent spin-off to attach to the holder's United States federal income tax return for the year in which such shares are received a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the exchange offer and any subsequent spin-off. Deluxe will provide its shareholders who participate in this exchange offer and its shareholders who receive eFunds' shares in any subsequent spin-off with the information necessary to comply with such requirement.

                                 LEGAL MATTERS

   Certain legal matters with respect to the exchange offer and spin-off, will be passed upon by Dorsey & Whitney LLP, Minneapolis, Minnesota. Legal matters relating to certain United States federal income tax consequences with respect to the exchange offer and any subsequent spin-off have been passed upon by Skadden, Arps, Slate, Meagher & Flom LLP. Simpson Thacher & Bartlett, New York, New York will represent the dealer manager.

                                    EXPERTS

   The consolidated financial statements of Deluxe as of December 31, 1999 and December 31, 1998 and for the three years in the period ended December 31, 1999 included in this offering circular-prospectus and the consolidated financial statements of eFunds as of December 31, 1999 and December 31, 1998 and for the three years in the period ended December 31, 1999 included in this offering circular-prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in this offering circular-prospectus and elsewhere in the registration statement, and are included in reliance upon the report of such firm, given upon their authority, as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   Deluxe and eFunds file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms at 450 5th Street NW, Washington DC 20549 or in, New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the SEC maintains an Internet site that contains reports, proxy statements and other information regarding registrants that file electronically, such as Deluxe and eFunds. The address of the SEC's Internet site is http://www.sec.gov.

   eFunds has filed a registration statement on Form S-4 under the Securities Act of 1933, of which this document forms a part, to register the eFunds shares to be issued to shareholders whose Deluxe shares are accepted for exchange pursuant to the exchange offer. Deluxe will file a Schedule TO Issuer Tender Offer Statement with the SEC with respect to the exchange offer. This offering circular-prospectus, and the related letter of transmittal, constitute Deluxe's offer to exchange, in addition to being a prospectus of eFunds. This document does not contain all the information set forth in the registration statement or in the Schedule TO, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to Deluxe, eFunds and eFunds shares, reference is made to the registration statement and its exhibits. Statements contained in this document or in any document incorporated in this document by reference as to the contents of any contract or other document referred to within this document or other documents that are incorporated by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this document is qualified in its entirety by reference to the underlying documents.

   Deluxe shares are listed on the NYSE. Reports, proxy statements and other information concerning Deluxe can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. eFunds shares are quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning eFunds can also be inspected at the offices of the Nasdaq National Market. For further information on obtaining copies of eFunds public filings at the Nasdaq National Market, you should call (212) 656-5060.

   This document incorporates documents by reference that are not included as part of this document. Deluxe and eFunds undertake to provide, without charge to each person, including any beneficial owner of Deluxe shares, to whom a copy of this document has been delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated into this document by reference, other than exhibits to those documents unless the exhibits are specifically incorporated into this document by reference. Requests for these documents should be directed to Deluxe or eFunds, as the case may be, at the following addresses and telephone numbers:

          Deluxe Corporation                 eFunds Corporation
          3680 Victoria Street North         3680 Victoria Street North
          Shoreview, Minnesota 55126         Shoreview, Minnesota 55126
          Attn: Shareowner Services          Attn: c/o Deluxe Shareowner
          Telephone: (651) 450-4053       Services
                                             Telephone: (651) 450-4053

   In order to ensure timely delivery of the requested documents, requests
should be made by      , 2000.

   The following documents of Deluxe, which have been filed with the SEC by Deluxe (File No. 01-07945), are incorporated into this document by reference:

     (a) the Annual Report on Form 10-K for the year ended December 31, 1999, as amended by Form 10-K/A;

     (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, as amended by a Form 10-Q/A filed on August 18, 2000 and June 30, 2000, as amended by a Form 10-Q/A filed on August 18, 2000;

     (c) the definitive Proxy Statement filed on June 30, 2000 in connection with Deluxe's 2000 annual meeting;

   All documents filed by Deluxe pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this document and prior to the expiration of the exchange offer are incorporated by reference into this document and are considered a part of this document form the date of filing of those documents.

   Any statement contained within this document or in any document incorporated by reference will be deemed to be modified or superseded for purposes of this document to the extent that the statement contained in this document or any subsequently filed document that also is or is deemed to be incorporated by reference in this document modifies or supersedes that statement. Statements so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this document.

   No person has been authorized to give any information or to make any representation other than as contained in this document in connection with the eFunds shares to be issued in connection with the exchange offer and, if given or made, the information or representation must not be relied upon as having been authorized. This document does not constitute an offer to exchange securities in any jurisdiction in which, or to any person to whom, it would be unlawful to make such an offer. Neither the delivery of this document nor any distribution of the securities offered hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Deluxe or eFunds since the date of this document or that the information contained in this document is correct as of any time subsequent to that date. All information in this document regarding Deluxe has been provided by Deluxe and all information regarding eFunds has been provided by eFunds.

                         INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED DELUXE FINANCIAL STATEMENTS:
  Independent Auditors' Report............................................  F-2
  Consolidated Balance Sheets at December 31, 1998 and 1999 and June 30,
   2000 (Unaudited).......................................................  F-3
  Consolidated Statements of Income for the Years Ended December 31, 1997,
   1998 and 1999 and the Six Months Ended June 30, 1999 and 2000
   (Unaudited)............................................................  F-4
  Consolidated Statements of Comprehensive Income for the Years Ended
   December 31, 1997, 1998 and 1999 and the Six Months Ended June 30, 1999
   and 2000 (Unaudited)...................................................  F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1997, 1998 and 1999 and the Six Months Ended June 30, 1999 and 2000
   (Unaudited)............................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
  Summarized Quarterly Financial Data (Unaudited)--1998, 1999 and 2000.... F-35

CONSOLIDATED eFUNDS FINANCIAL STATEMENTS:
  Independent Auditors' Report............................................ F-36
  Consolidated Balance Sheets at December 31, 1998 and 1999 and June 30,
   2000 (Unaudited)....................................................... F-37
  Consolidated Statements of Operations for the Years Ended December 31,
   1997, 1998 and 1999 and the Six Months Ended June 30, 1999 and 2000
   (Unaudited)............................................................ F-38
  Consolidated Statements of Comprehensive Income (Loss) for the Years
   Ended December 31, 1997, 1998 and 1999 and the Six Months Ended June
   30, 1999 and 2000 (Unaudited).......................................... F-39
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1997, 1998 and 1999 and the Six Months Ended June 30, 1999 and 2000
   (Unaudited)............................................................ F-40
  Notes to Consolidated Financial Statements.............................. F-41
  Summarized Quarterly Financial Data (Unaudited)--1998, 1999 and 2000.... F-64

                          INDEPENDENT AUDITORS' REPORT

Deluxe Corporation

We have audited the accompanying consolidated balance sheets of Deluxe Corporation and its subsidiaries (the Company) as of December 31, 1998 and 1999, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Deluxe Corporation and its subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
January 26, 2000

                               DELUXE CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                 December 31,       Unaudited
                                              --------------------   June 30,
                                                 1998       1999       2000
                                              ----------  --------  ----------
                                                  (dollars in thousands)
Current Assets
 Cash and cash equivalents................... $  268,389  $140,465  $   91,168
 Restricted custodial cash...................        545     3,429       6,311
 Marketable securities.......................     41,133    25,713      18,171
 Trade accounts receivable--net..............    145,079   115,775     126,141
 Inventories:
   Raw material .............................      2,619     3,110       2,478
   Semi-finished goods.......................      7,401     7,245       7,788
   Finished goods............................      1,981     1,261       1,239
 Supplies....................................     17,400    15,007      13,872
 Deferred advertising........................      7,939    17,189      11,776
 Deferred income taxes ......................     56,554    14,206      19,215
 Prepaid expenses and other current assets...     59,040    75,349      45,567
                                              ----------  --------  ----------
   Total current assets......................    608,080   418,749     343,726
Long-term Investments........................     45,208    40,846      65,335
Restricted Cash..............................      3,921    28,939      28,748
Property, Plant, and Equipment
 Land and land improvements..................     46,826    41,157      40,679
 Buildings and building improvements.........    209,416   165,028     163,069
 Machinery and equipment.....................    507,680   448,445     437,089
                                              ----------  --------  ----------
   Total.....................................    763,922   654,630     640,837
 Less accumulated depreciation ..............    423,845   359,845     368,486
                                              ----------  --------  ----------
   Property, plant and equipment--net........    340,077   294,785     272,351
Intangibles
 Cost in excess of net assets acquired--
  net........................................     42,836    51,705     141,287
 Internal use software--net..................    116,734   142,465     163,592
 Other intangible assets--net................     14,663    15,154      15,794
                                              ----------  --------  ----------
   Total intangibles.........................    174,233   209,324     320,673
                                              ----------  --------  ----------
     Total assets............................ $1,171,519  $992,643  $1,030,833
                                              ==========  ========  ==========
Current Liabilities
 Accounts payable............................ $   53,555  $ 60,876  $   55,285
 Accrued liabilities:
   Wages, including vacation pay.............     60,540    54,228      54,641
   Employee profit sharing and pension.......     41,762    33,490      16,449
   Accrued income taxes......................     33,075    28,405      44,244
   Accrued rebates...........................     34,712    28,281      26,308
   Accrued contract losses...................     14,697    20,599      27,734
   Other ....................................    185,022   111,330     107,951
 Short-term debt.............................        --     63,100      19,813
 Long-term debt due within one year..........      7,332     4,357     102,755
                                              ----------  --------  ----------
   Total current liabilities ................    430,695   404,666     455,180
Long-term Debt...............................    106,321   115,542      13,499
Deferred Income Taxes........................     27,519    46,322      46,571
Other Long-term Liabilities .................        419     8,805       8,144
Minority Interest in Net Assets of
 Subsidiary..................................        --        --       31,882
Commitments and Contingencies (Notes 13 and
 17)
Shareholders' Equity
 Common shares $1 par value (authorized:
  500,000,000 shares; issued: 1998--
  80,480,526; 1999--72,019,898; 2000--
  72,331,225)................................     80,481    72,020      72,331
 Additional paid-in capital .................      6,822       --        8,823
 Retained earnings...........................    519,742   346,617     396,045
 Unearned compensation.......................       (238)      (47)        --
 Accumulated other comprehensive income
  (loss).....................................       (242)   (1,282)     (1,642)
                                              ----------  --------  ----------
   Shareholders' equity......................    606,565   417,308     475,557
                                              ----------  --------  ----------
     Total liabilities and shareholders'
      equity................................. $1,171,519  $992,643  $1,030,833
                                              ==========  ========  ==========

                 See Notes to Consolidated Financial Statements

                               DELUXE CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                  Unaudited
                                                               Six Month Ended
                              Year Ended December 31,             June 30,
                          ----------------------------------  ------------------
                             1997        1998        1999       1999      2000
                          ----------  ----------  ----------  --------  --------
                           (dollars in thousands, except per share amounts)
Net Sales...............  $1,920,629  $1,933,659  $1,650,500  $821,918  $811,182
  Cost of sales,
   excluding loss
   contract and asset
   impairment charges...     897,313     895,050     732,541   370,221   342,194
  Loss contract and
   asset impairment
   charges..............       2,470      40,949       8,700       117     9,700
                          ----------  ----------  ----------  --------  --------
   Total cost of sales..     899,783     935,999     741,241   370,338   351,894
                          ----------  ----------  ----------  --------  --------
Gross Margin............   1,020,846     997,660     909,259   451,580   459,288
                          ----------  ----------  ----------  --------  --------
  Selling, general and
   administrative.......     766,403     753,290     602,157   294,044   323,964
  Research and
   development..........       2,175       1,361       5,008     2,377     1,955
  Asset impairment
   charges..............      96,549         --          --        --        --
                          ----------  ----------  ----------  --------  --------
   Total operating
    expenses............     865,127     754,651     607,165   296,421   325,919
                          ----------  ----------  ----------  --------  --------
  Income from
   operations...........     155,719     243,009     302,094   155,159   133,369
Other Income (Expense)
  Gain on sale of
   subsidiary shares....         --          --          --        --     30,113
  Legal proceedings.....     (40,050)      4,157       2,094     2,094       --
  Other income
   (expense)............       8,303       4,022      28,973     2,027       540
  Interest expense .....      (8,822)     (8,273)     (8,506)   (3,458)   (7,248)
                          ----------  ----------  ----------  --------  --------
Income Before Income
 Taxes..................     115,150     242,915     324,655   155,822   156,774
Provision for Income
 Taxes..................      70,478      99,852     121,633    60,010    52,751
                          ----------  ----------  ----------  --------  --------
Net Income..............  $   44,672  $  143,063  $  203,022  $ 95,812  $104,023
                          ==========  ==========  ==========  ========  ========
Net Income per Share
  Basic.................  $     0.55  $     1.77  $     2.65  $   1.22  $   1.44
  Diluted...............  $     0.55  $     1.77  $     2.64  $   1.21  $   1.44
Cash Dividends per
 Share..................  $     1.48  $     1.48  $     1.48  $   0.74  $   0.74


                 See Notes to Consolidated Financial Statements

                               DELUXE CORPORATION

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                                             Unaudited Six
                                                              Months Ended
                                Year Ended December 31,         June 30,
                               ---------------------------  -----------------
                                1997      1998      1999     1999      2000
                               -------  --------  --------  -------  --------
                                         (dollars in thousands)
Net Income...................  $44,672  $143,063  $203,022  $95,812  $104,023
Other Comprehensive (Loss)
 Income, Net of Tax..........
  Foreign currency
   translation adjustments...   (1,135)      177      (555)    (949)     (416)
  Unrealized gains on
   securities:
   Unrealized holding gains
    (losses) arising during
    the period...............      --        116         4       41        96
   Less reclassification
    adjustments for gains
    included in net income...      --        (46)     (489)    (413)      (40)
                               -------  --------  --------  -------  --------
  Other comprehensive (loss)
   income....................   (1,135)      247    (1,040)  (1,321)     (360)
                               -------  --------  --------  -------  --------
Comprehensive Income.........  $43,537  $143,310  $201,982  $94,491  $103,663
                               =======  ========  ========  =======  ========
Related Tax Benefit (Expense)
 of Other Comprehensive
 (Loss) Income
  Foreign currency
   translation adjustments...  $ 1,790  $   (124) $    333  $   594  $    214
  Unrealized gains on
   securities:
   Unrealized holding gains
    (losses) arising during
    the period...............      --        (61)       (2)     (22)      (52)
   Less reclassification
    adjustments for gains
    included in net income...      --         24       263      222        22


                 See Notes to Consolidated Financial Statements

                               DELUXE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                Unaudited
                                                            Six Months Ended
                               Year Ended December 31,          June 30,
                              ----------------------------  ------------------
                                1997      1998      1999      1999      2000
                              --------  --------  --------  --------  --------
                                         (dollars in thousands)
Cash Flows from Operating
 Activities
  Net income................  $ 44,672  $143,063  $203,022  $ 95,812  $104,023
  Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
   Depreciation.............    54,690    58,931    54,305    27,855    21,748
   Amortization of
    intangibles.............    26,453    24,885    29,605    12,768    23,274
   Asset impairment
    charges.................    99,019    26,252       492       117       --
   Share purchase discount..     6,654     5,905     4,764     2,481     1,582
   Gain on sale of
    subsidiary shares.......       --        --        --        --    (30,113)
   Net (gain) loss on sales
    of businesses...........      (866)    4,850   (19,770)      --        --
   Deferred income taxes....   (25,733)   12,146    63,875       --     (4,797)
   Changes in assets and
    liabilities, net of
    effects from
    acquisitions and sales
    of businesses:
     Restricted cash........       --     (4,466)  (27,902)  (13,336)   (2,691)
     Trade accounts
      receivable............    (5,806)   (5,241)   20,578    21,127    (9,776)
     Inventories............     5,019     3,568       385     2,754     1,134
     Accounts payable.......     9,678    (6,008)    7,306    (4,850)   (5,916)
     Other assets and
      liabilities...........    81,998    30,378  (115,714)  (49,046)    2,411
                              --------  --------  --------  --------  --------
     Net cash provided by
      operating activities..   295,778   294,263   220,946    95,682   100,879
                              --------  --------  --------  --------  --------
Cash Flows from Investing
 Activities
  Proceeds from sales of
   marketable securities
   with maturities of more
   than 3 months............       --     19,199    32,775    17,438     7,627
  Purchases of marketable
   securities with
   maturities of more than 3
   months...................    (8,000)  (52,411)  (17,915)  (17,915)      --
  Capital expenditures......  (109,500) (121,275) (115,020)  (51,592)  (42,792)
  Payments for acquisitions,
   net of cash acquired.....   (10,600)      --    (35,667)  (35,666) (115,991)
  Net proceeds from sales of
   businesses, net of cash
   sold.....................    21,627    89,416    99,475    24,447       --
  Proceeds from sales of
   capital assets...........    20,036    28,518    66,892        52    11,909
  Loans to others...........       --        --    (32,500)      --     32,500
  Other.....................    (2,925)     (395)    1,663      (104)   (6,363)
                              --------  --------  --------  --------  --------
     Net cash used in
      investing activities..   (89,362)  (36,948)     (297)  (63,340) (113,110)
                              --------  --------  --------  --------  --------
Cash Flows from Financing
 Activities
  Net (payments) borrowings
   on short-term debt.......   (16,783)      --     61,720    25,065   (43,863)
  Payments on long-term
   debt.....................    (6,818)   (6,589)  (11,113)   (8,038)   (1,299)
  Net proceeds from sale of
   subsidiary shares........       --        --        --        --     61,995
  Payments to retire
   shares...................   (56,281)  (60,323) (314,853) (199,853)   (1,047)
  Proceeds from issuing
   shares under employee
   plans....................    23,654    26,230    29,208    16,020     4,746
  Cash dividends paid to
   shareholders.............  (121,321) (119,682) (113,535)  (59,372)  (53,471)
                              --------  --------  --------  --------  --------
     Net cash used in
      financing activities..  (177,549) (160,364) (348,573) (226,178)  (32,939)
                              --------  --------  --------  --------  --------
Net Cash Used by Certain
 International Operations
 During December, 1999 (see
 Note 1)                           --        --        --        --     (4,127)
                              --------  --------  --------  --------  --------
Net Increase (Decrease) in
 Cash and Cash Equivalents..    28,867    96,951  (127,924) (193,836)  (49,297)
Cash and Cash Equivalents at
 Beginning of Period........   142,571   171,438   268,389   268,389   140,465
                              --------  --------  --------  --------  --------
Cash and Cash Equivalents at
 End of Period..............  $171,438  $268,389  $140,465  $ 74,553  $ 91,168
                              ========  ========  ========  ========  ========
Supplementary Cash Flow
 Disclosure:
   Interest paid............  $  9,620  $  8,018  $  9,420  $  4,191  $  8,364
   Income taxes paid........  $ 63,612  $ 82,276  $ 62,793  $ 10,803  $ 46,517

                 See Notes to Consolidated Financial Statements

                               DELUXE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            AS OF DECEMBER 31, 1998 AND 1999 AND FOR THE YEARS ENDED
                        DECEMBER 31, 1997, 1998 AND 1999
                  (INFORMATION AS OF JUNE 30, 2000 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

Note 1: Significant accounting policies

   Consolidation--The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. All significant intercompany accounts, transactions and profits have been eliminated.

   For purposes of consolidating the portion of the eFunds segment, which is based in India, the Company has used financial statements with a November 30 fiscal period end for the year ended December 31, 1999. Effective January 1, 2000, certain of the international operations of the eFunds segment, which had previously reported its results of operations and financial position on a one-month lag, changed its reporting dates to coincide with the rest of the Company's subsidiaries. This change, which was made in conjunction with the implementation of the Company's central accounting and financial reporting system, will reflect the financial results of these operations on a more timely basis and improves operating and planning efficiencies. The results of operations for this portion of the eFunds segment for the month of December 1999 were excluded from the Company's consolidated statements of income and were reflected as an adjustment to retained earnings during the first quarter of 2000. These operations generated a net loss of $1.1 million in the month of December 1999.

   Cash and cash equivalents--The Company considers all cash on hand, money market funds, outstanding transfers of cash for authorized settlement of automated teller machines (ATMs) with financial institutions and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

   Restricted cash--The Company has entered into agreements with a third party to supply cash for ATMs maintained by the third party in various locations throughout the United States. The agreements provide that the Company retains control over and ownership of this cash. Subject to the approval of the Company, the other party to the agreements determines the level of cash required to be maintained within the ATMs up to an authorized level. The Company currently has an aggregated outstanding authorized cash level of $35 million. The agreements are effective through August 31, 2004. The cash in the ATMs is not available for general operating use and is reflected in the Company's consolidated balance sheets as a non-current asset.

   In connection with the Company's eFunds segment, the Company also has cash belonging to customers that temporarily resides in custodial accounts maintained by the Company. The Company records these amounts as current restricted custodial cash with a corresponding liability within other accrued liabilities in the consolidated balance sheets.

   Marketable securities--Marketable securities consist of debt and equity securities. They are classified as available for sale and are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income (loss) in the shareholders' equity section of the consolidated balance sheets. Realized gains and losses and permanent declines in value are included in other income (expense) in the consolidated statements of income. The cost of securities sold is determined using the specific identification method.

   Accounts receivable--Accounts receivable are stated net of allowances for uncollectible accounts of $3.5 million, $5.8 million and $3.3 million at December 31, 1998 and 1999 and June 30, 2000, respectively. The Company records allowances for uncollectible accounts when it is probable that the full amount of its accounts receivable balance will not be collected and when this uncollectible amount can be reasonably estimated. When estimating the allowances for uncollectible accounts, the Company takes into consideration such factors as its day-to-day knowledge of specific customers, the industry and size of its customers, the overall composition of its accounts receivable aging, prior history of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. Increases in the allowances for uncollectible accounts are recorded as bad debt expense and are reflected in selling, general and administrative expense in the Company's consolidated statements of income. Bad debt expense was $4.9 million in 1997, $2.5 million in 1998, $5.3 million in 1999 and $4.5 million and $3.3 million for the six months ended June 30, 1999 and 2000, respectively. When a specific account receivable is determined to be uncollectible, the Company reduces both its accounts receivable and allowances for uncollectible accounts accordingly. As of December 31, 1998 and 1999, no one customer accounted for 10% or more of total receivables.

   Inventory--Inventory is stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all inventory. LIFO inventories were approximately $5.0 million, $6.3 million and $5.0 million less than replacement cost at December 31, 1998 and 1999, and June 30, 2000, respectively.

   Deferred advertising--These costs consist of materials, production, postage and design expenditures required to produce catalogs for the Company's direct checks and business forms businesses. Such costs are amortized over periods (up to 18 months) that correspond to the estimated revenue streams of the individual catalogs. The actual timing of these revenue streams may differ from these estimates. Sales materials are charged to expense when no longer owned or expected to be used. The total amount of advertising expense recognized was $101.3 million in 1997, $100.0 million in 1998, $50.1 million in 1999, and
$23.0 million and $35.3 million for the six months ended June 30, 1999 and 2000, respectively.

   Long-term investments--At December 31, 1998 and 1999, long-term investments consist principally of cash surrender values of insurance contracts, notes receivable and other investments. Such investments are carried at cost or amortized cost which approximates their fair values. Additionally, in March 2000, the Company paid cash of $20.0 million for an approximately 24% interest in a limited liability company (see Note 6). This investment is being accounted for under the equity method of accounting. The difference of $20.0 million between the carrying value of the investment and the underlying equity in the net assets of the limited liability company is being accounted for in the same manner as goodwill and is being amortized over 15 years.

   Property, plant and equipment--Property, plant and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are stated at historical cost. Buildings with 40-year lives and machinery and equipment with lives of three to 11 years are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on a straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter.

   Intangibles--Intangibles are presented in the consolidated balance sheets net of accumulated amortization. Amortization expense is determined on the straight-line basis over periods of five to 30 years for cost in excess of net assets acquired (goodwill) and one to 10 years for internal use software and other intangibles. Other intangibles consist primarily of licensed software and software held for sale. The Company continually re-evaluates the original assumptions and rationale utilized in the establishment of the estimated lives of its identifiable intangible assets and goodwill. The carrying values of its intangible assets are evaluated for impairment in accordance with the Company's policy on impairment of long-lived assets and intangibles. Total intangibles were as follows (dollars in thousands):

                                                December 31,       Unaudited
                                             --------------------  June 30,
                                               1998       1999       2000
                                             ---------  ---------  ---------
   Cost in excess of net assets acquired
    (see Note 6)............................ $  63,131  $  69,577  $ 163,342
   Internal use software....................   146,100    194,685    230,196
   Other intangible assets .................    69,622     69,845     74,078
                                             ---------  ---------  ---------
     Total .................................   278,853    334,107    467,616
   Less accumulated amortization............  (104,620)  (124,783)  (146,943)
                                             ---------  ---------  ---------
   Intangibles--net......................... $ 174,233  $ 209,324  $ 320,673
                                             =========  =========  =========

   Capitalization of internal-use software--The Company capitalizes costs of software developed or obtained for internal use once the preliminary project stage has been completed, management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized costs include only (1) external direct costs of materials and services consumed in developing or obtaining internal-use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project, and (3) interest costs incurred, when material, while developing internal-use software. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. The carrying value of internal-use software is reviewed in accordance with the Company's policy on impairment of long-lived assets and intangibles.

   Capitalization of software developed for resale--The Company capitalizes costs of software developed for licensing and resale once technological feasibility has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred and are included in research and development expense in the Company's consolidated statements of income. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to determine that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is available for general release to customers. Such costs are amortized on a product-by-product basis, but no longer than 5 years. The carrying value of software developed for resale is reviewed in accordance with the Company's policy on impairment of long-lived assets and intangibles.

   In some situations, the Company's customers do not take possession of the software. Instead, it remains installed on the Company's hardware and customers access it as needed. The software utilized under these arrangements is also sold to customers. Thus, the development costs of these software products are accounted for under the Company's policy on capitalization of software developed for resale.

   Web site development costs--The Company capitalizes costs associated with the development of web sites in accordance with its policy on capitalization of internal-use software. Costs incurred in populating the site with information about the Company or products available to customers are expensed as incurred.

   Impairment of long-lived assets and intangibles--The Company periodically evaluates the recoverability of property, plant, equipment and identifiable intangibles not held for sale by measuring the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. When the asset being evaluated was acquired in a purchase business combination in which goodwill was recorded, a pro rata portion of the goodwill value is included in the carrying amount of the asset. This pro rata portion of goodwill is based on the relative fair values at the date of acquisition of the long-lived assets and identifiable intangibles acquired. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. The pro rata portion of any goodwill allocated to the asset would be eliminated before recording any reduction of the original carrying amount of the asset. In evaluating whether there is any impairment of a long-lived asset associated with a long-term service contract, the amount of any contract loss accrual is excluded from the undiscounted future cash flows associated with the long-lived asset when determining whether the asset is impaired.

   The Company periodically evaluates the recoverability of property, plant, equipment and identifiable intangibles held for disposal by comparing the asset's carrying amount with its fair value less costs to sell. If a large segment or separable group of assets which were acquired in a purchase business combination are held for disposal, all of the unamortized goodwill associated with those assets is included in the carrying amount of the assets for purposes of this evaluation. Should the fair value less costs to sell be less than the carrying value of the long-lived asset(s), an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset(s) exceeds the fair value of the asset(s) less costs to sell. The unamortized goodwill associated with those assets would be eliminated before recording any reduction in the original carrying value of the asset(s).

   The Company evaluates the carrying value of goodwill at an enterprise level when events or changes in circumstances at the businesses to which the goodwill relates indicate that the carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a current period operating or cash flow loss combined with a history of operating or cash flow losses, (2) a forecast that demonstrates continuing losses, (3) a significant adverse change in legal factors or in business climate, or (4) an adverse action or assessment by a regulator. In evaluating the recoverability of enterprise goodwill, the Company measures the carrying amount of the goodwill against the estimated undiscounted future net cash flows of the businesses to which the goodwill relates. In determining the future net cash flows, the Company looks to historical results, current forecasts and internal earnings targets. The estimated net cash flows include the effects of income tax payments and interest charges. Should the sum of the expected future net cash flows be less than the carrying value of the goodwill, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the net book value of the related businesses exceeds the fair value of these businesses.

   Income taxes--Deferred income taxes result from temporary differences between the financial reporting basis of assets and liabilities and their respective tax reporting bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

   Customer rebates--On occasion, the Company enters into contractual agreements with its customers for rebates on certain products it sells. The Company records these amounts as reductions to sales and records a liability on the consolidated balance sheets as incurred.

   Translation adjustment--The financial position and results of operations of the Company's international subsidiaries are measured using local currencies as the functional currencies. Assets and liabilities of these operations are translated at the exchange rate in effect at the balance sheet date. Income statement accounts are translated at the average exchange rate during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in other comprehensive income (loss) in the shareholders' equity section of the consolidated balance sheets. Gains and losses that result from foreign currency transactions are included in earnings.

   Revenue recognition--The Company records revenues for the majority of its operations as products are shipped or as services are performed. Revenues are recorded net of any applicable discounts.

   Transaction processing and service fees are recognized in the period that the service is performed. These services consist of processing customers' electronic debit transactions through electronic funds transfer networks and settling the funds with the financial institutions involved in the transaction. Additionally, these services include monitoring ATMs and point-of-sale devices to alert the customers when potential problems occur. These fees are charged on a per transaction basis, depending on the contractual arrangement with the customer. Government services fees are recognized in the period services are provided based on monthly fees per benefits recipient.

   Decision support fees are recognized as revenue in the period the services are provided. Decision support services consist of new account applicant and check verification screenings to manage the risk associated with account openings and check acceptance. Decision support fees are based on the number of inquiries against the databases used for screening purposes or monthly fees based on the aggregate dollar value of checks authorized by the retailer, depending on the product and service.

   Software license fees for standard software products are recognized when delivery has occurred, the license fee is fixed and determinable, collectibility is probable and evidence of the arrangement exists. License fees are charged based on modules purchased by the customer. In some situations, the Company's customers do not take possession of the software. Instead, it remains installed on the Company's hardware and customers access it as needed. Revenue in these situations is recognized on a fee-for-service basis.

   Software maintenance and support revenues are recognized ratably over the term of the contract, and/or as the services are provided. Support services, such as customization of standard software modules, are charged on a time and materials basis and are recognized as hours are completed.

   Revenues for information technology consulting and business process management services are generally recognized under two methods, depending on contractual terms. Under the time and materials method, revenue is based on a fee per hour basis and is recognized as hours are completed. Under the fixed contract method, a pre-set fee is agreed upon for a project, and revenue is recognized proportionately to the percentage completion of the project.

   Long-term service contracts--Long-term service contracts are definitive agreements to provide services over a period of time in excess of one year and with respect to which the Company has no contractual right to adjust the prices or terms at or on which its services are supplied during the term of the contract. The Company's long-term service contracts are for transaction processing and business process management services provided by the eFunds segment. Total revenues for some long-term service contracts may vary based on the demand for services. Revenues on long-term service contracts are recognized under the applicable revenue recognition policy outlined above. Expenses are recognized when incurred, with the exception of installation costs. In existing long-term service contracts, installation costs are not recovered at the time of installation. Rather, they are factored into billing rates over the term of the contract. Accordingly, installation costs for long-term services contracts are initially capitalized and then amortized over the life of the contract. Any equipment and software purchased to support a long-term service contract is capitalized and depreciated or amortized over the life of the related contract or the life of the asset, whichever is shorter.

   In determining the profitability of a long-term service contract, only direct and allocable indirect costs associated with the contract are included in the calculation. The appropriateness of allocations of indirect costs depends on the circumstances and involves the judgment of management, but such costs may include the costs of indirect labor, contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance, depreciation and amortization and, in some circumstances, support costs. The method of allocating any indirect costs included in the analysis is also dependent upon the circumstances and the judgment of management, but the allocation method must be systematic and rational. Selling, general and administrative costs are not included in the analysis. Provisions for estimated losses on long-term service contracts, if any, are made in the period in which the loss first becomes probable and reasonably estimable. Projected losses are based on management's best estimates of a contract's revenue and costs. Actual losses on individual long-term service contracts are compared to the loss projections periodically, with any changes in the estimated total contract loss recognized as they become probable and reasonably estimable.

   Certain direct costs associated with the electronic benefit transfer (EBT) contracts discussed in Note 5 are common to a number of contracts and are attributed to each contract based on its use of the services associated with these common direct costs. Revenues, case counts or other applicable statistics are used to attribute these costs to individual contracts.

   In the event an asset impairment loss is recognized on long-lived assets used to support a long-term service contract, the original estimation of the contract's costs is revised to reduce the depreciation and amortization associated with the impaired assets accordingly.

   Research and development expense--Research and development costs, which are expensed as incurred, relate to investigating new or improved processes and techniques and developing such research findings into a potential new product or service.

   Employee stock-based compensation--As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company continues to account for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized for fixed stock options issued under the Company's stock incentive plan. The Company discloses pro forma net income and net income per share as if the fair value method of SFAS No. 123 had been used (see Note 11).

   Sale of subsidiary shares--The Company recognizes a gain or loss on the sale of subsidiary shares when both of the following conditions are met: (1) the shares are sold directly to the public or via some other means where the value of the proceeds can be objectively determined and (2) there are no facts or circumstances which raise concerns about the likelihood of the Company realizing the gain or loss, such as the planned spin-off of the subsidiary, a plan to repurchase the shares or a subsidiary whose continuing existence is in question. When both of these conditions are not met, the sale of subsidiary shares is accounted for as a capital transaction. In the case of the sale of eFunds Corporation (eFunds) shares in June 2000 (see Note 8), the Company has recognized a gain in accordance with SEC Staff Accounting Bulletin Topic 5H, "Accounting for Sales of Stock by a Subsidiary" as it plans to dispose of its remaining ownership in eFunds via the transaction described in
Note 8.

   Comprehensive income--Comprehensive income includes charges and credits to equity that are not the result of transactions with shareholders. The Company's total comprehensive income consists of net income, foreign currency translation adjustments and unrealized gains and losses on securities. The foreign currency translation adjustments and unrealized gains and losses on securities are reflected as accumulated other comprehensive income (loss) in the Company's consolidated balance sheets and in the Company's shareholders' equity statement presented in Note 15.

   Reclassifications--Certain amounts reported in 1997, 1998 and 1999 have been reclassified to conform with the 2000 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

   Unaudited interim financial information--The consolidated balance sheet as of June 30, 2000, the consolidated statements of income and comprehensive income for the quarters and six months ended June 30, 1999 and 2000 and the consolidated statements of cash flows for the six months ended June 30, 1999 and 2000 are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of such consolidated financial statements are included. Other than the adjustments related to restructuring charges (see Note 3), contract losses (see Note 5) and the sale of subsidiary shares (see Note 8), the adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

   Use of estimates--The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. In this process, it is necessary for management to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements and attached notes. These estimates and assumptions are developed based upon all information available using management's best efforts. However, actual results can differ from assumed and estimated amounts.

   New accounting pronouncements--In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, Reporting the Costs of Start-up Activities, which provides guidance on the appropriate accounting for start-up activities beginning in 1999. Application of the SOP did not have a material impact on the Company's reported operating results or financial position.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which provides guidance on accounting for derivatives and hedge transactions. This statement is effective for the Company on January 1, 2001. The Company does not anticipate that the effect of this pronouncement will have a material impact on reported operating results or financial position.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which provides guidance in applying generally accepted accounting principles to revenue recognition in financial statements. Application of this SAB did not have a material impact on the Company's reported operating results or financial position.

Note 2: Earnings per share

   The following tables reflect the calculation of basic and diluted earnings per share (dollars and shares outstanding in thousands, except per share amounts).

                                                           Unaudited Six Months
                                  Year Ended December 31,     Ended June 30,
                                 ------------------------- --------------------
                                  1997     1998     1999    1999     2000
                                 ------- -------- -------- ------- --------
Net income per share--basic:
 Net income..................... $44,672 $143,063 $203,022 $95,812 $104,023
 Weighted average shares
  outstanding...................  81,854   80,648   76,710  78,790   72,203
 Net income per share--basic.... $  0.55 $   1.77 $   2.65 $  1.22 $   1.44
Net income per share--diluted:
 Net income..................... $44,672 $143,063 $203,022 $95,812 $104,023
 Weighted average shares
  outstanding...................  81,854   80,648   76,710  78,790   72,203
 Dilutive impact of options.....      92      179      273     275       72
 Shares contingently issuable...      11       28       26      14        4
                                 ------- -------- -------- ------- --------
 Weighted average shares and
  potential dilutive shares
  outstanding...................  81,957   80,855   77,009  79,079   72,279
 Net income per share--diluted.. $  0.55 $   1.77 $   2.64 $  1.21 $   1.44

   During 1997, 1998, 1999 and the six months ended June 30, 2000, options to purchase a weighted average of 0.7 million, 0.7 million, 2.0 million and 5.4 million shares, respectively, were outstanding but were not included in the computation of diluted earnings per share. The exercise prices of the excluded options were greater than the average market price of the Company's common shares during the respective periods.

   In January 1998, the Company awarded options to substantially all employees (excluding foreign employees and employees of businesses held for sale), allowing them, subject to certain conditions, to purchase 100 shares of common stock at an exercise price of $33 per share. Options for the purchase of 1.7 million shares of common stock were issued under this program. Had these options been issued in previous years, the dilutive impact of options presented above for 1997 may have differed.

Note 3: Restructuring charges

   During 1997, the Company recorded restructuring charges of $24.5 million. The charges included costs associated with a 1996 plan to close 21 financial institution check printing plants. These costs could not be recorded in 1996 because they did not meet the requirements for accrual in that year. Additionally, costs associated with the continued consolidation of the Company's core businesses were included in the charges. Termination of additional employees was expected to result from process improvements in the post-press phase of check production, implementation of a new order processing and customer service system and reductions in support functions at corporate operations and other businesses. The restructuring charges consisted of employee severance costs of $21.6 million and $2.9 million for expected losses on the disposition of assets. The severance portion of this charge assumed the termination of approximately 2,800 employees. Expenses of $7.7 million were included in cost of sales, $13.9 million in selling, general and administrative (SG&A) expense and $2.9 million in other expense in the 1997 consolidated statement of income. As of the end of 1999, both the production and front-end functions of all 21 plants were closed. Improvements to the post-press production process were also completed during 1999. Implementation of the new order processing and customer service system is expected to be delayed to early 2001 due to the fact that financial institutions did not want to implement the system in late 1999 or early 2000 due to the efforts they were expending on year 2000 issues.

   During 1998, the Company recorded restructuring charges of $39.5 million. The charges included costs associated with the Company's initiative to reduce its SG&A expense, discontinuing production of the direct response segment's direct mail products and closing four additional financial institution check printing plants. The Company anticipated eliminating 800 SG&A positions within sales, marketing, finance, human resources and information services. Discontinuing production of direct mail products was expected to result in the elimination of 60 positions. The Company also planned to close four additional financial institution check printing plants, affecting approximately 870 employees. The restructuring charges consisted of employee severance costs of $31.2 million and $8.3 million for expected losses on the disposition of assets. Expenses of $10.9 million were included in cost of sales, $21.1 million in SG&A expense and $7.5 million in other expense in the 1998 consolidated statement of income. As of the end of 1999, three of the four check printing plants were closed, with the remaining plant closed in the first quarter of 2000. Reductions in SG&A positions are expected to continue through 2000. Also during 1998, the Company reversed $1.0 million of a 1996 restructuring charge. The 1996 charge related to planned reductions in various support functions at the international operations of the eFunds segment. Due to higher than anticipated attrition, it was necessary to reduce this reserve. This reversal was included in SG&A expense in the 1998 consolidated statement of income.

   During 1999, restructuring accruals of $12.2 million were reversed. The majority of this amount related to the Company's initiatives to reduce SG&A expense and to discontinue production of direct mail products. The excess accrual amount occurred when the Company determined that it was able to use a greater portion of the direct mail production assets in its ongoing operations than was originally anticipated, as well as changes in the SG&A expense reduction initiative due to the plan announced in April 1999 to reorganize the Company into four independently operated business units. The remainder of the accrual reversal related to the Company's planned reductions within its financial institution checks business and the Company's decision in 1999 to retain the international operations of its eFunds segment (see Note 4). The closing check printing plants experienced higher attrition rates than anticipated, resulting in lower severance payments than originally estimated. Also during 1999, the Company recorded a restructuring accrual of $0.8 million for employee severance and $0.8 million for estimated losses on asset dispositions related to the planned closing of one collections office and planned employee reductions in another collections office within the Company's collection business which was sold in 1999 (see Note 6). These accrual reversals and the new restructuring accrual are reflected in the 1999 consolidated statement of income as a reduction in cost of sales of $2.0 million, a reduction in SG&A expense of $6.3 million and other income of $2.3 million.

   During the second quarter of 2000, the Company recorded restructuring charges of $1.4 million. These charges primarily related to the paper payment systems segment's transfer of certain data entry functions to the eFunds segment and administrative reductions within the eFunds segment. These charges assume the termination of approximately 185 employees, 30 of whom are employed within the eFunds segment. Additionally, the Company reversed $3.0 million of restructuring charges relating to the Company's initiative to reduce SG&A expense. This was due to higher attrition than anticipated and the reversal of "early termination" payments to a group of employees. Under the Company's severance program, employees are provided 60 days notice prior to being terminated. In certain situations, the Company asks the employees to leave immediately because they may have access to crucial infrastructure or information. In these cases, severance includes this additional amount. In certain situations, management decided to keep employees working for the 60 day period and thus, a reduction in the restructuring reserves was required since this pay was no longer severance, but an operating expense. These new restructuring charges and reversals are reflected in SG&A expense in the Company's consolidated statements of income for the six months ended June 30, 2000.

   The Company's consolidated balance sheets reflect restructuring accruals of $45.7 million, $15.1 million and $7.9 million, respectively, for employee severance costs, and $6.8 million, $1.1 million and $0.5 million for estimated losses on asset dispositions, respectively, as of December 31, 1998 and 1999 and June 30, 2000.

   The status of the severance portion of the Company's restructuring accruals as of December 31, 1999 and June 30, 2000 is as follows (dollars in millions):

                           Check Printing   SG&A Reductions
                               Plant         & Direct Mail      Collection Ctr
                            Closings(1)      Production(2)    Closing/Reductions
                          ----------------  ----------------  ----------------------
                           No. of            No. of             No. of
                          employees         employees         employees
                          affected  Amount  affected  Amount   affected    Amount
                          --------- ------  --------- ------  ----------   ---------
Original accrual........    4,970   $ 68.0     860    $21.2           70   $     0.8
Severance paid..........   (3,985)   (55.6)   (305)    (7.1)         (70)       (0.7)
Adjustments to accrual..     (545)    (5.9)   (270)    (5.5)                    (0.1)
                           ------   ------    ----    -----    ---------   ---------
Balance, December 31,
 1999...................      440      6.5     285      8.6          --          --
Severance paid
 (unaudited)............     (305)    (3.2)   (125)    (2.1)         --          --
Adjustments to accrual
 (unaudited)............      --       --      (60)    (2.9)         --          --
                           ------   ------    ----    -----    ---------   ---------
Balance, June 30, 2000
 (unaudited)............      135   $  3.3     100    $ 3.6          --    $     --
                           ======   ======    ====    =====    =========   =========
                             Data Entry          eFunds
                              Transfer         Reductions           Total
                          ----------------  ----------------  ----------------------
                           No. of            No. of             No. of
                          employees         employees         employees
                          affected  Amount  affected  Amount   affected    Amount
                          --------- ------  --------- ------  ----------   ---------
Original accrual........      --    $  --      --     $ --         5,900   $    90.0
Severance paid..........      --       --      --       --        (4,360)      (63.4)
Adjustments to accrual..      --       --      --       --          (815)      (11.5)
                                                               ---------   ---------
Balance, Decembeer 31,
 1999...................      --       --      --       --           725        15.1
Severance paid
 (unaudited)............      (10)    (0.3)    --       --          (440)       (5.6)
Adjustments to accrual
 (unaudited)............      155      0.9      30      0.4          125        (1.6)
                           ------   ------    ----    -----    ---------   ---------
Balance, June 30, 2000
 (unaudited)............      145   $  0.6      30    $ 0.4          410   $     7.9
                           ======   ======    ====    =====    =========   =========

--------
  (1) Includes charges recorded in 1996 and 1998 for plans to close financial institution check printing plants and charges recorded in 1996 and 1997 for reductions in support functions at corporate operations and other businesses, implementation of a new order processing and customer service system and implementation of process improvements in the post-press phase of check production.
  (2) Includes charges recorded in 1998 for the Company's initiatives to reduce SG&A expense and discontinue production of direct mail products.

   The majority of the remaining severance costs are expected to be paid in 2000 with cash generated from the Company's operations.

   The status of the estimated loss on asset dispositions portion of the Company's restructuring accruals as of December 31, 1999 and June 30, 2000 is as follows (dollars in millions):

                                            SG&A Reductions &
                           Check Printing      Direct Mail    Collection Center
                          Plant Closings(1)    Production     Closing/Reductions Total
                          ----------------- ----------------- ------------------ ------
Original accrual........       $ 15.0             $ 5.2             $ 0.8        $ 21.0
Losses realized.........        (13.9)             (3.4)             (0.6)        (17.9)
Adjustments to accrual..          --               (1.8)             (0.2)         (2.0)
                               ------             -----             -----        ------
Balance, December 31,
 1999...................          1.1               --                --            1.1
Losses realized
 (unaudited)............         (0.6)              --                --           (0.6)
                               ------             -----             -----        ------
Balance, June 30, 2000
 (unaudited)............       $  0.5             $ --              $ --         $  0.5
                               ======             =====             =====        ======

--------
  (1) Includes charges recorded in 1996 for the plan to close 21 financial institution check printing plants.

Note 4: Impairment losses

   During 1997, the Company recorded impairment charges of $99.0 million to write-down the carrying amounts of businesses held for sale in the Deluxe direct, direct response and eFunds segments. The Company had announced in 1996 plans to divest three businesses in the Deluxe direct segment. During 1997, the Company determined that it would dispose of certain international operations of its eFunds segment. The Company determined that it would dispose of the businesses in its direct response segment in 1998. Based on fair market value estimates, the Company determined that the long-lived assets of these businesses were impaired. The charges are included in the 1997 consolidated statement of income in cost of sales ($2.5 million) and operating expenses ($96.5 million). The disposals of the businesses in the Deluxe direct and direct response segments were completed in 1998 (see Note 6). Also during 1998, there was a change in the management of the eFunds segment. As a result, in January 1999, the Company determined that the international operations of this segment maintained a continuing strategic importance and were no longer considered held for sale. The decision to retain these operations did not have a material impact on the Company's results of operations or financial position.

   During 1998, the Company recorded impairment charges of $26.3 million to write-down the carrying value of certain long-lived assets of the eFunds segment. The assets consisted of point-of-sale equipment, internal-use software and capitalized installation costs utilized in the EBT activities of this segment. The Company concluded that the operating losses incurred by this business would continue. This is primarily due to the fact that the variable costs associated with supporting benefit recipient activity are higher than originally anticipated and actual transaction volumes are below original expectations. In calculating the impairment charges, the Company determined that the assets utilized by this business have no fair market value. The point-of-sale equipment was purchased via capital leases. The lease buy-out prices for this equipment plus the deinstallation costs exceeded the amount equipment resellers were willing to pay for the equipment. The utility of the internal-use software was limited to its use in supporting the EBT business, and the installation costs could not be resold. Thus, the long-lived assets and intangibles of this business were reduced to a carrying value of zero. These impairment charges are reflected in cost of sales in the 1998 consolidated statement of income.

   During 1999, due to the continued operating losses generated by the EBT activities of the eFunds segment, additional impairment charges of $0.5 million were recorded. These charges represent the write-down of long-lived assets and intangibles purchased by this business during 1999. These assets consisted primarily of software and installation costs associated with the continued roll-out of additional states. All assets purchased were reduced to a carrying value of zero, as they were in 1998. These impairment charges are reflected in cost of sales in the 1999 consolidated statement of income.

Note 5: Contract losses

   During 1998, the Company recorded charges of $14.7 million to provide for expected future losses on existing long-term service contracts related to the EBT activities of the eFunds segment. These charges are reflected in cost of sales in the 1998 consolidated statement of income. Due to a continuing strong economy, record low unemployment and welfare reform, the actual transaction volumes and expected future revenues of this business are well below original expectations. Additionally, actual and expected future telecommunications, installation, help desk and other costs are significantly higher than originally anticipated. These factors resulted in expected future losses on the existing EBT contracts of this business.

   During 1999, charges of $8.2 million were recorded to provide for additional expected future losses on the contracts of the eFunds segment's EBT business. These charges are reflected in cost of sales in the 1999 consolidated statement of income. A majority of the charges resulted from the conclusion of negotiations with a prime contractor regarding the timing and costs of transitioning switching services from the Company to a new processor. Also, lower than projected actual transaction volumes (primarily related to states fully rolled-out in 1999) contributed to the changes in the estimates underlying the 1998 charge. These increases to the reserve for accrued contract losses were partially offset by the application of $2.3 million of contract losses against the reserve during 1999.

   During the second quarter of 2000, the Company recorded net charges of $9.7 million for additional expected future losses on the contracts of the eFunds segment's EBT business. This amount is reflected in cost of sales in the consolidated statements of income for the six months ended June 30, 2000. In April 2000, the Company completed negotiations with the prime contractor, Citibank, for a state coalition for which the Company provides EBT services. Prior to this, the Company and the prime contractor were operating without a binding, legally enforceable contract. The Company increased its accrual for expected future losses on long-term service contracts by $12.2 million to reflect the fact that the Company now had a definitive agreement with this contractor. Offsetting this charge was the reversal of $2.5 million of previously recorded contract loss accruals. These reversals resulted from productivity improvements and cost savings from lower than anticipated telecommunications and interchange expenses.

Note 6: Business combinations and divestitures

   1997 acquisitions--During 1997, the Company acquired substantially all of the assets of Fusion Marketing Group, Inc. for $10.6 million in cash plus amounts contingent on the future earnings of the business. Fusion provides customized database marketing services to financial institutions and is included in the direct response segment in Note 16. The acquisition was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $9.6 million was being amortized over 15 years. In December 1998, the Company sold the assets of this business. The effect of this acquisition did not have a material pro forma impact on the Company's operations or financial position.

   1997 divestitures--During 1997, the Company sold substantially all of the assets of Nelco, Inc., its U.K. checks business, and a product line within the direct response segment. The aggregate sales price for these businesses was $17.4 million, consisting of cash proceeds of $11.7 million and notes receivable of $5.7 million. The consolidated financial statements of the Company include the results of these businesses through their individual sale dates. In aggregate, the effect of these divestitures did not have a material impact on the operations or financial position of the Company.

   1998 divestitures--During 1998, the Company sold substantially all of the assets of PaperDirect (UK) Limited, ESP Employment Screening Partners, Inc., Social Expressions, and the remaining businesses within the direct response segment. The Company also sold all of the outstanding stock of PaperDirect, Inc. The aggregate net sales price for these businesses was $113.7 million, consisting of cash proceeds of $87.9 million and notes receivable of $25.8 million. The Company realized a loss of $10.5 million on the combined sale of PaperDirect and Social Expressions. The individual gains and losses recognized on the sales of the other businesses did not have a material impact on the operations or financial position of the Company. The consolidated financial statements of the Company include the results of these businesses through their individual sale dates. The notes receivable from the sales of these businesses were collected in full by the end of 1999.

   The following summarized, unaudited pro forma results of operations for 1997 and 1998 assume the 1998 divestitures occurred as of the beginning of the respective periods. No assumptions were made in the pro forma information concerning the use of the cash received in consideration for the sales of the businesses.

                                                            1997        1998
                                                         ----------  ----------
                                                              (dollars in
                                                         thousands, except per
                                                            share amounts)
   Net sales............................................ $1,656,075  $1,683,863
   Cost of sales........................................    768,398     815,316
   Operating expenses ..................................    634,798     620,698
   Other (expense) income...............................    (40,861)      9,382
   Provision for income taxes...........................     89,928     104,863
                                                         ----------  ----------
   Net income........................................... $  122,090  $  152,368
                                                         ==========  ==========
   Net income per share--basic.......................... $     1.49  $     1.89
   Net income per share--diluted........................ $     1.49  $     1.88

   1999 acquisitions--During February 1999, the Company acquired all of the outstanding shares of eFunds Corporation of Tustin, California, an electronic check conversion company, for $13.0 million in cash. This company provides electronic check conversion and electronic funds transfer solutions to financial services companies and retailers. The acquisition was accounted for under the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the results of this business subsequent to its acquisition date. This business is included in the eFunds segment in Note 16. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $15.7 million is being amortized over 10 years. The effect of this acquisition was not material to the operations or financial position of the Company.

   During April 1999, the Company acquired the remaining 50% ownership interest in HCL-Deluxe, N.V. for $23.4 million in cash. The joint venture, which the Company entered into with HCL Corporation of India in 1996, commenced operations in September 1997. The company provides information technology consulting and business process management services to financial services companies and to all of the Company's businesses. The acquisition was accounted for under the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the entire results of this business from the date the Company acquired 100% ownership. Prior to this, the Company recorded its 50% ownership of the joint venture's results under the equity method of accounting. As such, its results of operations prior to the acquisition are included in other expense in the consolidated statements of income. This business is included in the eFunds segment in Note 16. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $24.9 million is being amortized over 15 years. The effect of this acquisition was not material to the operations or financial position of the Company.

   1999 divestitures--During 1999, the Company sold substantially all of the assets of NRC Holding Corporation and all of the outstanding stock of United Creditors Alliance International Limited, the Company's collection businesses. The cash proceeds, net of cash sold, from the sales of these businesses were $74.4 million. The 1999 consolidated statement of income reflects a net gain of $19.8 million on these sales. The consolidated financial statements of the Company include the results of these businesses through their sale dates. These businesses contributed revenues of $105.8 million, $121.3 million and $124.1 million, in 1997, 1998 and 1999, respectively.

   2000 acquisitions--During February 2000, the Company acquired all of the outstanding shares of Designer Checks for $97.0 million in cash. Designer Checks produces specialty design checks and related products for direct sale to consumers and is included in the Company's paper payment systems segment. This acquisition was accounted for under the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the results of this business subsequent to its acquisition date. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $88.8 million is being amortized over 15 years. The effect of this acquisition was not material to the operations or financial position of the Company.

   During March 2000, the Company paid cash of $20.0 million for an approximately 24% interest in a limited liability company that provides ATM management and outsourcing services to retailers and financial institutions. This investment is being accounted for under the equity method of accounting and is included in other long-term investments in the Company's consolidated balance sheet as of June 30, 2000. The Company's consolidated statements of income reflect the Company's share of the results of this business subsequent to its acquisition date in other income (expense) within the Company's eFunds segment. The difference of $20.0 million between the carrying value of the investment and the underlying equity in the net assets of the limited liability company is being accounted for in the same manner as goodwill and is being amortized over 15 years.

Note 7: Sale-leaseback transaction

   During 1999, the Company entered into a $42.5 million sale-leaseback transaction whereby the Company sold five existing facilities in Shoreview, Minnesota and leased back three of these facilities for periods ranging from five to 10 years. Of the related leases, two are being accounted for as operating leases and one is a capital lease. An asset of $11.6 million was recorded for the capital lease and is reflected as buildings and building improvements in the consolidated balance sheets. The result of this sale was a $17.1 million gain, of which $10.6 million was deferred and is being amortized over the lease terms. $8.7 million and $7.9 million of the deferred gain is reflected in other long-term liabilities in the December 31, 1999 and June 30, 2000 consolidated balance sheets, respectively. The Company provided short-term financing for $32.5 million of the proceeds from this sale. This amount is reflected in prepaid expenses and other current assets in the December 31, 1999 consolidated balance sheet and is reflected as loans to others in the 1999 consolidated statement of cash flows. The loan was paid in full in January 2000.

Note 8: Sale of subsidiary shares

   In January 2000, the Company announced that its board of directors approved a plan to operate the Company's eFunds segment as a separate, independent, publicly traded company. eFunds sold 5.5 million shares of its common stock to the public in June 2000. Prior to this initial public offering (IPO), the Company owned 40 million, or 100%, of eFunds' total outstanding shares. Subsequent to the IPO, the Company continues to own 40 million shares of eFunds shares, representing 87.9% of eFunds' total outstanding shares. Proceeds from the offering, based on the offering price of $13.00 per share, totaled
$71.5 million ($62.0 million, net of offering expenses). A gain of $30.1 million was recognized during the second quarter of 2000 for the difference between the offering price and the carrying amount of the Company's investment in eFunds. This gain was reflected in other income in the Company's consolidated statements of income for the six months ended June 30, 2000. No tax expense or deferred tax was provided on this gain, as it is not taxable. Additionally, the Company recorded charges of $7.2 million for payments which must be made to certain officers of the Company under change of control and executive employment agreements. These charges are reflected in SG&A expense in the Company's consolidated statements of income for the six months ended June 30, 2000.

   The Company has announced that it plans to distribute all of its shares of eFunds common stock to its shareholders through an exchange offer under which the Company's shareholders will be given the opportunity to tender some or all of their Company shares in exchange for eFunds shares (the Split-off). The Company has the sole discretion to determine whether to proceed with the Split-off based on the best interests of the Company's shareholders and to decide what will be the timing, structure and terms of the Split-off. Subject to these conditions, the Company plans to complete the Split-off prior to December 31, 2000. The Company has received a private letter ruling request from the Internal Revenue Service that the Split-off will be tax-free to the Company and its shareholders for U.S. federal income tax purposes. If consummated, the Split-off could result in a substantial decrease in the Company's total shares outstanding. Additionally, the Company would recognize an additional gain on the exchange of subsidiary shares and would reflect eFunds results of operations as discontinued operations in the Company's consolidated financial statements. If the Company does not complete the Split-off, it will continue to control eFunds, and the Company and eFunds may not realize the anticipated benefits from the separation of the two companies.

   In connection with the IPO of eFunds and the anticipated Split-off, the Company and eFunds have entered into various agreements that address the allocation of assets and liabilities between them and that define their relationship after the separation. The agreements relate to matters such as consummation of the IPO and the Split-off, registration rights for the Company, intercompany loans, information technology consulting, business process management services, indemnification, data sharing, real estate matters, tax sharing and transition services. For transition services, eFunds will compensate the Company for providing services and will negotiate for third-party rates after the transition arrangements terminate. The transition period varies depending on the agreement, but many transition services will terminate upon completion of the Split-off. Some of the transition agreements may be extended beyond the initial transition period. Additionally, the Company has agreed to indemnify eFunds for future losses arising from any litigation based on the conduct of the EBT and medical eligibility verification businesses prior to eFunds' IPO in June 2000, and from future losses on identified loss contracts in excess of the Company's $29.2 million accrual for contract losses as of April 30, 2000. The indemnification obligation does not apply to losses covered by the existing reserves. The maximum amount of litigation and contract losses for which the Company will indemnify eFunds is $14.6 million. After the Split-off, any indemnification payments will be recorded as other expense in the Company's consolidated statements of income. Prior to the Split-off, any indemnification payments will be treated as capital contributions.

Note 9: Marketable securities

   On December 31, 1998 and 1999 and June 30, 2000, marketable securities classified as available for sale consisted of the following (dollars in thousands):

                                                 December 31, 1998
                                    -------------------------------------------
                                              Unrealized   Unrealized    Fair
                                      Cost   holding gain holding loss  value
                                    -------- ------------ ------------ --------
   Debt securities issued by the
    U.S. Treasury and other
    government agencies...........  $ 17,084    $ --        $    (97)  $ 16,987
   Debt securities issued by
    states of the U.S. and
    political subdivisions of
    states........................    14,677       23             (2)    14,698
   Corporate debt securities......     9,450      --              (2)     9,448
                                    --------    -----       --------   --------
     Total marketable securities..    41,211       23           (101)    41,133
   Other debt securities (cash
    equivalents)..................   256,186      185            --     256,371
                                    --------    -----       --------   --------
     Total........................  $297,397    $ 208       $   (101)  $297,504
                                    ========    =====       ========   ========
                                            December 31, 1999
                                    ----------------------------------
                                              Unrealized
                                      Cost   holding loss  Fair value
                                    -------- ------------ ------------
   Debt securities issued by the
    U.S. Treasury and other
    government agencies...........  $ 24,352    $(636)      $ 23,716
   Debt securities issued by
    states of the U.S. and
    political subdivisions of
    states........................     2,000       (3)         1,997
                                    --------    -----       --------
     Total marketable securities..    26,352     (639)        25,713
   Other debt securities (cash
    equivalents)..................   126,457      --         126,457
                                    --------    -----       --------
     Total........................  $152,809    $(639)      $152,170
                                    ========    =====       ========
                                              June 30, 2000
                                    ----------------------------------
                                              Unrealized
                                      Cost   holding loss  Fair value
                                    -------- ------------ ------------
   Debt securities issued by the
    U.S. Treasury and other
    government agencies...........  $ 10,733    $(348)      $ 10,385
   Debt securities issued by
    states of the U.S. and
    political subdivisions of
    states........................     7,990     (204)         7,786
                                    --------    -----       --------
     Total marketable securities..    18,723     (552)        18,171
   Other debt securities (cash
    equivalents)..................    78,797      --          78,797
                                    --------    -----       --------
     Total........................  $ 97,520    $(552)      $ 96,968
                                    ========    =====       ========

   At June 30, 2000, debt securities maturing in 2000 have a cost basis and fair value of $78.8 million. Debt securities maturing in 2001 have a cost basis of $8.0 million and a fair value of $7.8 million. Securities maturing in 2002 have a cost basis of $10.7 million and a fair value of $10.4 million.

   Proceeds from sales of marketable securities available for sale were $19.2 million and $32.8 million in 1998 and 1999, respectively, and $7.6 million during the first six months of 2000. The Company realized net gains of $70,000, $0.8 million and $61,000 on the sales of marketable securities in 1998, 1999 and the first six months of 2000, respectively. There were no sales of marketable securities in 1997.

Note 10: Provision for income taxes

   Income (loss) before income taxes consisted of (dollars in thousands):

                                                      1997      1998     1999
                                                    --------  -------- --------
   Domestic........................................ $137,677  $242,676 $325,619
   Foreign.........................................  (22,527)      239     (964)
                                                    --------  -------- --------
     Total......................................... $115,150  $242,915 $324,655
                                                    ========  ======== ========

   The components of the provision for income taxes were as follows (dollars in thousands):

                                                       1997     1998     1999
                                                     --------  ------- --------
   Current tax provision:
     Federal ....................................... $ 84,392  $73,776 $ 55,587
     State..........................................   14,062   22,692   13,550
                                                     --------  ------- --------
       Total........................................   98,454   96,468   69,137
   Deferred tax (benefit) provision:
     Federal .......................................  (23,876)   3,252   51,754
     State..........................................   (4,100)     132      742
                                                     --------  ------- --------
       Total ....................................... $ 70,478  $99,852 $121,633
                                                     ========  ======= ========

   The Company's effective tax rate on pretax income differs from the U.S. Federal statutory tax rate of 35% as follows (dollars in thousands):

                                                    1997      1998      1999
                                                  --------  --------  --------
   Income tax at Federal statutory rate.........  $ 40,303  $ 85,020  $113,629
   State income taxes net of Federal income tax
    benefit.....................................     6,442    14,836     9,290
   Amortization and write-down of non-deductible
    intangibles ................................    32,116       745     1,602
   Recognition of difference in tax and book
    investments in subsidiaries sold............    (3,786)   (2,220)      401
   Change in valuation allowance................     1,024      (542)    2,212
   Other........................................    (5,621)    2,013    (5,501)
                                                  --------  --------  --------
   Provision for income taxes...................  $ 70,478  $ 99,852  $121,633
                                                  ========  ========  ========

   The Company's effective tax rate of 33.6% for the six months ended June 30, 2000 was lower than the Federal statutory rate of 35% due primarily to the fact that the gain recognized on the eFunds IPO is not taxable. This large base of non-taxable income causes a lower effective tax rate.

   Tax effected temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1998 and 1999 are as follows (dollars in thousands):

                                       1998                      1999
                             ------------------------- -------------------------
                             Deferred tax Deferred tax Deferred tax Deferred tax
                                assets    liabilities     assets    liabilities
                             ------------ ------------ ------------ ------------
   Property, plant, and
    equipment..............    $    --      $20,937      $    --      $15,774
   Capital loss
    carryforwards..........      25,294         --          7,400         --
   Deferred advertising....         --        2,698           --        4,747
   Employee benefit plans..       7,490         --         11,264         --
   Inventory...............         708         --          1,062         --
   Intangibles.............         --       34,656           --       38,033
   Net operating loss carry
    forwards...............      13,919         --         17,291         --
   Restructuring accruals..      19,218         --          6,115         --
   Reserve for legal
    proceedings............      12,373         --            --          --
   Accrued contract
    losses.................       5,144         --          7,210         --
   Miscellaneous reserves
    and accruals...........      13,414         --         10,969         --
   Prepaid services........         --          --            --       16,389
   All other...............      14,679       7,706        12,994      10,971
                               --------     -------      --------     -------
   Subtotal ...............     112,239      65,997        74,305      85,914
   Valuation allowance.....     (17,207)        --        (20,507)        --
                               --------     -------      --------     -------
   Total deferred taxes....    $ 95,032     $65,997      $ 53,798     $85,914
                               ========     =======      ========     =======

   The valuation allowance at both dates relates primarily to the uncertainty of realizing foreign and state deferred tax assets.

   At December 31, 1999, net operating loss carryforwards relating to both foreign and state jurisdictions totaled $103.6 million. Of these carryforwards, $86.6 million expire in various years between 2001 and 2014 and $17.0 million may be carried forward indefinitely. At December 31, 1999, the Company also had capital loss carryforwards of $20.0 million which expire in 2003.

Note 11: Employee benefit and stock-based compensation plans

   Stock purchase plan--The Company has an employee stock purchase plan that enables eligible employees to purchase the Company's common stock at 75% of its fair market value on the first business day following each three-month purchase period. Compensation expense recognized for the difference between the employees' purchase price and the fair value of the stock was $6.7 million, $5.9 million and $4.8 million in 1997, 1998 and 1999. Under the plan, 840,143, 698,830 and 568,107 shares were issued at prices ranging from $22.88 to $24.75, $24.38 to $26.16 and $20.95 to $27.57 in 1997, 1998 and 1999, respectively.

   Stock incentive plan--Under the stock incentive plan, stock-based awards may be issued to employees via a broad range of methods, including non-qualified or incentive stock options, restricted stock and restricted stock units, stock appreciation rights and other awards based on the value of the Company's common stock. Options become exercisable in varying amounts beginning generally one year after the date of grant. The plan was amended in 1996 to reserve an aggregate of 7 million shares of common stock for issuance under the plan. At December 31, 1999, 2.6 million shares remained available for issuance under the plan.

   In 1998, the Company adopted the DeluxeSHARES program. Under this program, options were awarded to substantially all employees of the Company (excluding foreign employees and employees of businesses held for sale), allowing them, subject to certain conditions, to purchase 100 shares of common stock at an exercise price of $33 per share. The options become exercisable when the value of the Company's common stock reaches $49.50 per share or January 30, 2001, whichever occurs first. Options for the purchase of 1.7 million shares of common stock were issued under this program.

   All options allow for the purchase of shares of common stock at prices equal to their market value at the date of grant. Information regarding the options issued under the current plan, which was adopted in 1994, the remaining options outstanding under the former plan adopted in 1984, and the DeluxeSHARES plan, is as follows:

                                                     Number of  Weighted-average
                                                      shares     exercise price
                                                     ---------  ----------------
   Outstanding at January 1, 1997................... 2,138,559       $33.92
   Granted..........................................   808,400        30.92
   Exercised........................................  (126,100)       29.25
   Canceled.........................................  (317,507)       35.07
                                                     ---------
   Outstanding at December 31, 1997................. 2,503,352        33.04
   Granted.......................................... 3,085,800        33.18
   Exercised........................................  (277,848)       29.76
   Canceled.........................................  (689,042)       34.60
                                                     ---------
   Outstanding at December 31, 1998................. 4,622,262        33.10
   Granted.......................................... 1,231,053        35.72
   Exercised........................................  (481,340)       30.62
   Canceled.........................................  (835,418)       35.41
                                                     ---------
   Outstanding at December 31, 1999................. 4,536,557       $33.65
                                                     =========

   For options outstanding and exercisable at December 31, 1999, the exercise price ranges and average remaining lives were as follows:

                                         Options outstanding               Options exercisable
                              ----------------------------------------- --------------------------
                                            Weighted-      Weighted-                  Weighted-
                                Number       average        average       Number       average
   Range of exercise prices   outstanding remaining life exercise price exercisable exercise price
   ------------------------   ----------- -------------- -------------- ----------- --------------
   $27.13 to $32.99........    1,050,664    6.30 years       $30.45        899,672      $30.37
   $33.00 to $35.13........    1,943,982    4.61 years        33.07        593,792       33.21
   $35.14 to $45.88........    1,541,911    8.07 years        36.55        411,596       38.62
                               ---------                                 ---------
                               4,536,557    6.18 years       $33.65      1,905,060      $33.04
                               =========                                 =========

   The Company issued 72,581, 60,912 and 106,815 restricted shares and restricted stock units at weighted-average fair values of $31.52, $33.22, and $34.78 during 1997, 1998 and 1999, respectively. These awards generally vest over periods ranging from one to five years.

   In connection with the Split-off of the eFunds segment into an independent company (see Note 8), the Company and eFunds have decided that options outstanding as of the Split-off date will be converted to options of the Company and options of eFunds based on a formula. The formula will be based on the market value of the Company's and eFunds' common stock at the Split-off date and is designed to maintain an equivalent intrinsic value for the option holder utilizing the criteria described in Emerging Issues Task Force No. 90-9, Changes to Fixed Employee Stock Option Plans as a Result of Equity Restructuring. The Company does not expect a compensation charge to result from this conversion process.

   Pro forma information regarding net income and net income per share has been determined as if the Company had accounted for its employee stock-based compensation under the fair value method. The fair value of options was estimated at the date of grant using a Black-Scholes option pricing model. The following weighted-average assumptions were used in valuing options issued in 1997, 1998 and 1999, respectively: risk-free interest rate of 6.0%, 5.9% and 6.7%; dividend yield of 4.0%, 4.5% and 4.6%; and expected volatility of 23.0%, 21.8% and 24.0%. The weighted-average expected option life was 7.2 years, 5.9 years and 9.0 years for 1997, 1998 and 1999, respectively. The weighted-average fair value of options granted in 1997, 1998 and 1999 was $7.49, $5.99 and $8.24 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of the options was recognized as expense over the options' vesting periods. The Company's pro forma net income and net income per share were as follows (dollars in thousands, except per share amounts):

                                                       1997     1998     1999
                                                      ------- -------- --------
      Net income:
        As reported.................................. $44,672 $143,063 $203,022
        Pro forma....................................  44,536  140,510  197,555
      Basic net income per share:
        As reported.................................. $  0.55 $   1.77 $   2.65
        Pro forma....................................    0.54     1.74     2.58
      Diluted net income per share:
        As reported.................................. $  0.55 $   1.77 $   2.64
        Pro forma....................................    0.54     1.74     2.57

   These pro forma calculations only include the effects of grants made subsequent to January 1, 1995. As such, these impacts are not necessarily indicative of the pro forma effects on reported net income of future years.

   Profit sharing, defined contribution and 401(k) plans--The Company maintains profit sharing plans, a defined contribution pension plan and plans established under section 401(k) of the Internal Revenue Code to provide retirement benefits for certain employees. The plans cover substantially all full-time employees with approximately 15 months of service. Contributions to the profit sharing and defined contribution plans are made solely by the Company. Employees may contribute up to the lesser of $10,000 or 10% of their wages to the 401(k) plan. The Company will match the first 1% of wages contributed and 50% of the next 4% of wages contributed. All contributions are remitted to the plans' respective trustees, and benefits provided by the plans are paid from accumulated funds of the trusts.

   Contributions to the defined contribution pension plan equaled 6% of eligible compensation in 1997, and 4% in 1998 and 1999. Related expense for these years was $18.6 million, $13.7 million and $15.5 million, respectively. Contributions to the profit sharing plans vary based on the Company's performance. Expense for these plans was $25.6 million, $27.5 million and $17.6 million in 1997, 1998 and 1999, respectively. Company contributions to the 401(k) plan were $7.0 million, $7.8 million and $7.9 million in 1997, 1998 and 1999, respectively.

Note 12: Post-retirement benefits

   The Company provides certain health care benefits for a large number of its retired employees. Employees included in the plan may become eligible for such benefits if they attain the appropriate years of service and age while working for the Company. Certain retirees' medical insurance premiums are based on the amounts paid by active employees. Effective January 1, 1998, active employees' premiums were reduced, thus reducing the medical premiums required to be paid by these retirees. Additionally, for retirees who participate in the active employees' indemnity plans, their copayment amount was increased 5%. In 1997, the plan was also amended to provide employees who are involuntarily terminated and who are qualified retirees at the time of termination with a bridge for retiree medical benefits if they are terminated prior to age 53.

   The following table summarizes the change in benefit obligation and plan assets during 1998 and 1999 (dollars in thousands):

      Benefit obligation, January 1, 1998                             $66,183
        Service cost.................................................   1,218
        Interest cost................................................   4,651
        Actuarial losses, net........................................  14,232
        Effect of curtailment........................................  (1,056)
        Benefits paid from general funds of the Company..............  (4,589)
                                                                      -------
      Benefit obligation, December 31, 1998..........................  80,639
        Service cost.................................................   1,694
        Interest cost................................................   5,286
        Actuarial losses, net........................................   3,383
        Effect of curtailment........................................  (3,200)
        Benefits paid from plan assets and general funds of the
         Company.....................................................  (6,947)
                                                                      -------
      Benefit obligation, December 31, 1999.......................... $80,855
                                                                      =======
      Fair value of plan assets, January 1, 1998..................... $60,203
        Actual return on plan assets.................................   4,283
                                                                      -------
      Fair value of plan assets, December 31, 1998...................  64,486
        Actual return on plan assets.................................  11,678
        Benefits paid................................................  (3,900)
                                                                      -------
      Fair value of plan assets, December 31, 1999................... $72,264
                                                                      =======

   The funded status of the plan was as follows at December 31 (dollars in thousands):

                                                              1998      1999
                                                             -------  --------
      Accumulated post-retirement benefit obligation........ $80,639  $ 80,855
      Less:
        Fair value of plan assets (debt and equity
         securities)........................................  64,486    72,264
        Unrecognized prior service cost.....................   1,285       743
        Unrecognized net loss...............................  13,367    10,908
        Unrecognized transition obligation..................   8,209     5,949
                                                             -------  --------
      Prepaid post-retirement asset recognized in the
       consolidated balance sheets.......................... $(6,708) $(9,009)
                                                             =======  ========

   Net post-retirement benefit cost for the years ended December 31 consisted of the following components (dollars in thousands):

                                                      1997     1998     1999
                                                     -------  -------  -------
   Service cost--benefits earned during the year...  $   877  $ 1,218  $ 1,694
   Interest cost on the accumulated post-retirement
    benefit obligation.............................    4,163    4,651    5,286
   Expected return on plan assets..................   (4,979)  (5,719)  (6,126)
   Amortization of transition obligation...........      680      680      586
   Amortization of prior service cost..............      269      269      257
   Recognized net amortization of (gains) and
    losses ........................................      (78)     (63)     290
                                                     -------  -------  -------
   Net post-retirement benefit cost................      932    1,036    1,987
   Curtailment loss (gain).........................      --       315   (1,242)
                                                     -------  -------  -------
   Total post-retirement benefit cost..............  $   932  $ 1,351  $   745
                                                     =======  =======  =======

   As a result of the sale of businesses (see Note 6) and a reduction in employees as a result of the Company's cost-saving initiatives (see Note 3), the Company recognized a net post-retirement benefit curtailment loss of $0.3 million in 1998 and a net curtailment gain of $1.2 million in 1999.

   In measuring the accumulated post-retirement benefit obligation as of December 31, 1999, the Company's health care inflation rate for 2000 and beyond was assumed to be 5%. A one percentage point increase in the health care inflation rate for each year would increase the accumulated post-retirement benefit obligation by approximately $12.0 million and the service and interest cost components of the net post-retirement benefit cost by approximately $1.0 million. A one percentage point decrease in the health care inflation rate for each year would decrease the accumulated post-retirement benefit obligation by approximately $10.4 million and the service and interest cost components of the net post-retirement benefit cost by approximately $1.0 million. The discount rate used in determining the accumulated post-retirement benefit obligation as of December 31, 1998 and 1999, was 6.75% and 7.50%, respectively. The expected long-term rate of return on plan assets used to determine the net periodic post-retirement benefit cost was 9.5% in 1997, 1998 and 1999.

   In connection with the Split-off of the eFunds segment into an independent company (see Note 8), eFunds intends to terminate this plan. eFunds employees and retirees who have qualified for retiree medical benefits as of the Split-off date will continue to be eligible for these benefits. The Company will retain the obligation for these employees and retirees. This obligation was approximately $150,000 as of December 31, 1999. A net post-retirement benefit curtailment gain of approximately $0.6 million will be recorded at the Split-off date.

Note 13: Lease and debt commitments

   Long-term debt was as follows (dollars in thousands):

                                                    December 31,    Unaudited
                                                  ----------------- June 30,
                                                    1998     1999     2000
                                                  -------- -------- ---------
      8.55% unsecured and unsubordinated notes
       due February 15, 2001..................... $100,000 $100,000 $100,000
      Other......................................   13,653   19,899   16,254
                                                  -------- -------- --------
        Total long-term debt.....................  113,653  119,899  116,254
        Less amount due within one year..........    7,332    4,357  102,755
                                                  -------- -------- --------
          Total.................................. $106,321 $115,542 $ 13,499
                                                  ======== ======== ========

   In February 1991, the Company issued $100 million of 8.55% unsecured and unsubordinated notes due February 15, 2001. The notes are not redeemable prior to maturity. The fair values of these notes were estimated to be $106.4 million and $101.8 million at December 31, 1998 and 1999, respectively, based on quoted market prices.

   Other long-term debt consists principally of capital leases on equipment. The capital lease obligations bear interest rates of 6.7% to 15.7% and are due through the year 2009. Carrying value materially approximates fair value for these obligations.

   Maturities of long-term debt for the five years ending December 31, 2004, are $4.4 million, $103.7 million, $2.3 million, $1.1 million and $1.1 million, and $7.3 million thereafter.

   The Company has entered into operating leases on certain facilities and equipment. Future minimum lease payments for all noncancelable operating leases for the five years ending December 31, 2004, are $20.2 million, $12.8 million, $6.4 million, $4.3 million and $3.1 million, and $2.9 million thereafter. Rental expense was $40.9 million, $45.4 million and $43.9 million for 1997, 1998 and 1999, respectively, and $22.7 million and $17.8 million for the six months ended June 30, 1999 and 2000, respectively.

   As of June 30, 2000, the Company had committed lines of credit for $450.0 million available for borrowing and as support for commercial paper. One of these committed lines of credit for $300 million expires on August 30, 2000. Subject to customary closing conditions, Deluxe has reached an agreement to extend this line until August 2001. No amounts were drawn on these lines during 1998 and there was no outstanding balance at December 31, 1998. The average amount drawn on these lines during 1999 was $39.8 million at a weighted-average interest rate of 6.39%. As of December 31, 1999, $60.0 million was outstanding under these lines of credit at an interest rate of 6.39%. The average amount drawn on these lines during the first six months of 2000 was $37.4 million at a weighted-average interest rate of 6.38%. As of June 30, 2000, no amounts were outstanding under these lines of credit. No commercial paper was issued during 1998 or 1999. As of June 30, 2000, $15.0 million of commercial paper was outstanding at an interest rate of 7.10%. The average amount of commercial paper outstanding during the first six months of 2000 was $2.5 million at a weighted-average interest rate of 6.54%.

   As of December 31, 1999, the Company had a $5.0 million line of credit, which was denominated in Indian rupees and guaranteed by Deluxe, available to its international operations at an interest rate of 15.81%. This line of credit was not available in 1998. The average amount drawn on this line during 1999 was $2.7 million. As of December 31, 1999, $3.1 million was outstanding. The line of credit was increased on March 9, 2000 to $10.0 million and remains guaranteed by Deluxe until October 1, 2000. The average amount drawn on this line during the first six months of 2000 was $4.3 million. As of June 30, 2000 $4.8 million was outstanding.

   The Company had uncommitted bank lines of credit for $40.0 million available at variable interest rates. No amounts were drawn on these lines during 1998 and there was no outstanding balance at December 31, 1998 and 1999 on these lines of credit. The average amount drawn on these lines during 1999 was $1.5 million at a weighted-average interest rate of 5.12%. The average amount drawn on these lines during the first six months of 2000 was $65 thousand at a weighted average interest rate of 6.47%. As of June 30, 2000, there was no outstanding balance under these lines of credit.

   The Company has a shelf registration in place for the issuance of up to $300.0 million in medium-term notes. Such notes could be used for general corporate purposes, including working capital, capital expenditures, possible acquisitions and repayment or repurchase of outstanding indebtedness and other securities of the Company. As of December 31, 1998 and 1999 and June 30, 2000, no such notes were issued or outstanding.

   Absent certain defined events of default under a $150.0 million committed credit facility and the indenture related to its outstanding 8.55% unsecured and unsubordinated notes due February 15, 2001, there are no significant contractual restrictions on the ability of the Company to pay cash dividends.

Note 14: Common stock purchase rights

   On February 5, 1988, the Company declared a distribution to shareholders of record on February 22, 1988, of one common stock purchase right for each outstanding share of common stock. These rights were governed by the terms and conditions of a rights agreement entered into by the Company as of February 12, 1988. That agreement was amended and restated as of January 31, 1997 (Restated Agreement).

   Pursuant to the Restated Agreement, upon the occurrence of certain events, each right will entitle the holder to purchase one share of common stock at an exercise price of $150. In certain circumstances described in the Restated Agreement, if (i) any person becomes the beneficial owner of 15% or more of the Company's common stock, (ii) the Company is acquired in a merger or other business combination or (iii) upon the occurrence of other events, each right will entitle its holder to purchase a number of shares of common stock of the Company, or the acquirer or the surviving entity if the Company is not the surviving corporation in such a transaction. The number of shares purchasable will be equal to the exercise price of the right divided by 50% of the then-current market price of one share of common stock of the Company, or other surviving entity (i.e., at a 50% discount), subject to adjustments provided in the Restated Agreement. The rights expire January 31, 2007, and may be redeemed by the Company at a price of $.01 per right at any time prior to the occurrence of the circumstances described above.

Note 15: Shareholders' equity

                                                                          Accumulated other
                                                                            comprehensive
                                                                            income (loss)
                                                                      --------------------------
                                                                        Unrealized
                                   Additional                         gain (loss) on Cumulative
                          Common    paid-in   Retained     Unearned     marketable   translation
                          shares    capital   earnings   compensation   securities   adjustment
                          -------  ---------- ---------  ------------ -------------- -----------
                                                 (dollars in thousands)
Balance, December 31,
 1996...................  $82,056   $    --   $ 631,151     $(937)        $ --         $   646
Net income..............      --         --      44,672       --            --             --
Cash dividends..........      --         --    (121,321)      --            --             --
Common stock issued ....      985     30,124        --        --            --             --
Common stock retired....   (1,715)   (25,366)   (29,200)      --            --             --
Unearned compensation...      --         --         --        288           --             --
Translation adjustment..      --         --         --        --            --          (1,135)
                          -------   --------  ---------     -----         -----        -------
Balance, December 31,
 1997...................   81,326      4,758    525,302      (649)          --            (489)
Net income..............      --         --     143,063       --            --             --
Cash dividends..........      --         --    (119,682)      --            --             --
Common stock issued.....      988     31,613        --        --            --             --
Common stock retired....   (1,833)   (29,549)   (28,941)      --            --             --
Unearned compensation...      --         --         --        411           --             --
Unrealized fair value
 adjustments ...........      --         --         --        --             70            --
Translation adjustment..      --         --         --        --            --             177
                          -------   --------  ---------     -----         -----        -------
Balance, December 31,
 1998 ..................   80,481      6,822    519,742      (238)           70           (312)
Net income..............      --         --     203,022       --            --             --
Cash dividends..........      --         --    (113,535)      --            --             --
Common stock issued.....    1,112     35,846        --        --            --             --
Common stock retired....   (9,573)   (42,668)  (262,612)      --            --             --
Unearned compensation...      --         --         --        191           --             --
Unrealized fair value
 adjustments ...........      --         --         --        --           (485)           --
Translation adjustment..      --         --         --        --            --            (555)
                          -------   --------  ---------     -----         -----        -------
Balance, December 31,
 1999...................   72,020        --     346,617       (47)         (415)          (867)
Net income (unaudited)..      --         --     104,023       --            --             --
Adjustment for lag in
 financial reporting
 (see Note 1)
 (unaudited)............      --         --      (1,124)      --            --             --
Cash dividends
 (unaudited)............      --         --     (53,471)      --            --             --
Common stock issued
 (unaudited)............      351      9,830        --        --            --             --
Common stock retired
 (unaudited)............      (40)    (1,007)       --        --            --             --
Unearned compensation
 (unaudited)............      --         --         --         47           --             --
Unrealized fair value
 adjustments
 (unaudited)............      --         --         --        --             56            --
Translation adjustment
 (unaudited)............      --         --         --        --            --            (416)
                          -------   --------  ---------     -----         -----        -------
Balance, June 30, 2000
 (unaudited)............  $72,331   $  8,823  $ 396,045     $ --          $(359)       $(1,283)
                          =======   ========  =========     =====         =====        =======

Note 16: Business segment information

   In January 2000, the Company announced that its board of directors approved a plan to combine its electronic payment systems, professional services and government services segments into a separate, independent, publicly traded company called eFunds. As a result, the Company modified its management reporting in the first half of 2000 and restated its segment information for prior years to conform to the current operating structure which presents the business units as two operating segments based on the nature of the products and services offered by each: paper payment systems and eFunds. Paper payment systems provides checks and related products to financial institutions, consumers and small businesses. eFunds provides transaction processing and risk management services to financial institutions, retailers, electronic funds transfer networks, e-commerce providers and government agencies and offers information technology consulting and business process management services both on a stand-alone basis and as a complement to its electronic payments business. In December 1999, the Company sold its collections business. The results of this business are not included in the Company's segment information, but are included in the Company's reconciliations to consolidated amounts.

   In 1997 and 1998, the Company operated two additional segments: direct response and Deluxe direct. Direct response, which was sold in 1998, provided direct marketing, customer database management and related services to the financial industry and other businesses. Deluxe direct, which was also sold in 1998, primarily sold greeting cards, stationery and specialty paper products through direct mail.

   The Company's segments operate primarily in the United States. The eFunds segment also has some international operations. No single customer of the Company accounted for more than 10% of net sales in 1997, 1998 or 1999.

   The accounting policies of the segments are the same as those described in
Note 1. In evaluating segment performance, management focuses on income from operations and earnings before interest, taxes, depreciation and amortization (EBITDA). The income from operations measurement utilized by management excludes special charges (e.g., restructuring charges, asset impairment charges, certain one-time charges that management believes are not reflective of on-going operations, etc.). In 1997, 1998 and 1999, holding company expenses were allocated to the segments as a fixed percentage of segment revenues. This allocation included expenses for various support functions such as human resources, information services and finance and included depreciation and amortization expense related to holding company assets. The corresponding holding company asset balances were allocated to the segments. Beginning in 2000, the majority of the costs for these support functions were incurred directly by the operating segments. The remaining holding company expenses were allocated to the segments based on estimates of the costs which would have been incurred by the operating segments if they were stand-alone, independent entities. Most inter-segment sales are based on current market pricing.

   Prior to the acquisition of the remaining 50% interest in HCL-Deluxe, N.V. in 1999 (see Note 6), the results of this business were recorded under the equity method of accounting. As such, the Company recorded its 50% ownership of the joint venture's results of operations prior to the acquisition in other expense in the consolidated statements of income. To be consistent with management reporting, the entire results of the joint venture for the pre-acquisition periods are reflected in the business segment information as if the business had been a consolidated entity.

                           Paper
Year Ended December 31,   Payment                Direct     Deluxe     Total
1997                      Systems     eFunds    Response    Direct    Segments
-----------------------  ----------  --------  ----------  --------  ----------
                                       (dollars in thousands)
Net sales to external
 customers.............. $1,288,630  $228,216  $   49,781  $249,682  $1,816,309
Intersegment sales......        786     4,053       3,187     1,137       9,163
Operating income (loss)
 excluding special
 charges................    291,626    13,885     (19,742)   (5,231)    280,538
Asset impairment
 charges................        --     11,831       5,000    82,188      99,019
Other special charges...     17,696     2,316         --      1,824      21,836
Operating income (loss)
 including special
 charges................    273,930      (262)    (24,742)  (89,243)    159,683
EBITDA..................    315,405   (17,804)    (14,389)  (89,118)    194,094
Depreciation and
 amortization expense...     45,228    22,760       6,902       697      75,587
Segment assets..........    525,795   191,179      47,876   121,824     886,674
Capital expenditures....     81,183    18,136       3,026     2,191     104,536
                           Paper
Year Ended December 31,   Payment                Direct     Deluxe     Total
1998                      Systems     eFunds    Response    Direct    Segments
-----------------------  ----------  --------  ----------  --------  ----------
                                       (dollars in thousands)
Net sales to external
 customers.............. $1,279,738  $273,928  $   42,662  $223,906  $1,820,234
Intersegment sales......      1,956     5,686         722       --        8,364
Operating income (loss)
 excluding special
 charges................    312,782    13,557     (20,060)    5,047     311,326
Asset impairment
 charges................        --     26,252         --        --       26,252
Other special charges...     11,099    17,303       2,513       --       30,915
Operating income (loss)
 including special
 charges................    301,683   (29,998)    (22,573)    5,047     254,159
EBITDA..................    360,730    (5,803)    (16,781)   (3,147)    334,999
Depreciation and
 amortization expense...     54,022    21,779       2,213       --       78,014
Segment assets..........    540,871   188,268         --        --      729,139
Capital expenditures....     80,416    32,402         602     1,623     115,043
                           Paper
Year Ended December 31,   Payment                Total
1999                      Systems     eFunds    Segments
-----------------------  ----------  --------  ----------
                             (dollars in thousands)
Net sales to external
 customers.............. $1,232,924  $296,907  $1,529,831
Intersegment sales......        --      9,758       9,758
Operating income
 excluding special
 charges................    307,458    10,487     317,945
Special (recoveries)
 charges................     (2,782)   12,809      10,027
Operating income (loss)
 including special
 charges................    310,240    (2,322)    307,918
EBITDA..................    368,608    19,005     387,613
Depreciation and
 amortization expense...     59,257    22,644      81,901
Segment assets..........    474,044   281,271     755,315
Capital expenditures....     73,037    38,370     111,407

                                Paper
Six Months Ended June 30,      Payment              Total
1999 (unaudited)               Systems    eFunds   Segments
-------------------------      --------  --------  --------
                                 (dollars in thousands)
Net sales to external
 customers...................  $615,659  $143,106  $758,765
Intersegment sales...........       --      1,642     1,642
Operating income excluding
 special charges.............   152,205     7,062   159,267
Special charges..............       --        898       898
Operating income including
 special charges.............   152,205     6,164   158,369
EBITDA.......................   177,516    18,176   195,692
Depreciation and amortization
 expense.....................    27,679    10,954    38,633
Segment assets...............   513,503   264,679   778,182
Capital expenditures.........    33,711    16,718    50,429
                                Paper
Six Months Ended June 30,      Payment              Total
2000 (unaudited)               Systems    eFunds   Segments
-------------------------      --------  --------  --------
                                 (dollars in thousands)
Net sales to external
 customers...................  $640,399  $170,783  $811,182
Intersegment sales...........       --     30,442    30,442
Operating income excluding
 special charges.............   158,188     9,710   167,898
Special charges
 (recoveries)................    (2,128)   12,575    10,447
Operating income (loss)
 including special charges...   160,316    (2,865)  157,451
EBITDA.......................   190,809    10,454   201,263
Depreciation and amortization
 expense.....................    31,540    13,432    44,972
Segment assets...............   554,488   392,750   947,238
Capital expenditures.........    26,751    16,023    42,774

   Segment information reconciles to consolidated amounts as follows (dollars in thousands):

                                                                  Unaudited
                                                              Six Months Ended
                              Year Ended December 31,             June 30,
                          ----------------------------------  ------------------
                             1997        1998        1999       1999      2000
                          ----------  ----------  ----------  --------  --------
Total net sales to
 external customers
 Total segment net sales
  to external
  customers.............  $1,816,309  $1,820,234  $1,529,831  $758,765  $811,182
 Divested businesses not
  included in segments..     105,909     121,419     124,074    66,559       --
 Joint venture pre-
  acquisition
  elimination...........      (1,589)     (7,994)     (3,405)   (3,406)      --
                          ----------  ----------  ----------  --------  --------
 Total consolidated net
  sales to external
  customers.............  $1,920,629  $1,933,659  $1,650,500  $821,918  $811,182
                          ==========  ==========  ==========  ========  ========
Operating income
 including special
 charges
 Total segment operating
  income................  $  159,683  $  254,159  $  307,918  $158,369  $157,451
 Divested businesses not
  included in segments..       6,730       3,612      (2,409)    1,575       --
 Joint venture pre-
  acquisition
  elimination...........       1,590       3,387       1,234     1,234       --
 Elimination of inter-
  segment profits.......          99          28         --        --        --
 Unallocated holding
  company expenses......     (12,383)    (18,177)     (4,649)   (6,019)  (24,082)
                          ----------  ----------  ----------  --------  --------
 Total consolidated
  operating income......  $  155,719  $  243,009  $  302,094  $155,159  $133,369
                          ==========  ==========  ==========  ========  ========
Depreciation and
 amortization expense
 Total segment
  depreciation and
  amortization expense..  $   75,587  $   78,014  $   81,901  $ 38,633  $ 44,972
 Divested businesses not
  included in segments..       5,460       5,957       2,050     2,081       --
 Joint venture pre-
  acquisition
  elimination...........        (12)        (260)       (143)     (143)      --
 Unallocated holding
  company expenses......         108         105         102        52        50
                          ----------  ----------  ----------  --------  --------
 Total consolidated
  depreciation and
  amortization expense..  $   81,143  $   83,816  $   83,910  $ 40,623  $ 45,022
                          ==========  ==========  ==========  ========  ========
Capital expenditures
 Total segment capital
  expenditures..........  $  104,536  $  115,043  $  111,407  $ 50,429  $ 42,774
 Divested businesses not
  included in segments..       5,115       8,156       3,337     1,293       --
 Joint venture pre-
  acquisition
  elimination...........        (151)     (1,934)       (145)     (145)      --
 Holding company capital
  purchases.............         --           10         421        15        18
                          ----------  ----------  ----------  --------  --------
 Total consolidated
  capital expenditures..  $  109,500  $  121,275  $  115,020  $ 51,592  $ 42,792
                          ==========  ==========  ==========  ========  ========

   Unallocated holding company expenses affecting operating income consist primarily of holding company restructuring charges and charges for certain liabilities that are not allocated to the segments.

                                                                 Unaudited
                                    December 31,                 June 30,
                           -------------------------------- -------------------
                              1997        1998       1999     1999      2000
                           ----------  ----------  -------- -------- ----------
Total assets
 Total segment assets..... $  886,674  $  729,139  $755,315 $778,182 $  947,238
 Assets of divested
  businesses not included
  in segments.............     63,317      68,734       --    74,637        --
 Joint venture pre-
  acquisition
  elimination.............     (3,369)     (4,732)      --       --         --
 Unallocated holding
  company assets..........    201,742     378,378   237,328  137,785     83,595
                           ----------  ----------  -------- -------- ----------
  Total consolidated
   assets................. $1,148,364  $1,171,519  $992,643 $990,604 $1,030,833
                           ==========  ==========  ======== ======== ==========

   Unallocated holding company assets consist primarily of cash, investments and deferred tax assets relating to holding company activities.

   Revenues are attributed to geographic areas based on the location of the assets and employees producing the revenues. The Company's operations by geographic area are as follows (in thousands):

                        Net Sales to External Customers

                                                                   Unaudited
                                                               Six Months Ended
                                  Year Ended December 31,          June 30,
                              -------------------------------- -----------------
                                 1997       1998       1999      1999     2000
                              ---------- ---------- ---------- -------- --------
United States................ $1,883,363 $1,907,157 $1,630,353 $811,633 $802,748
Foreign countries............     37,266     26,502     20,147   10,285    8,434
                              ---------- ---------- ---------- -------- --------
Total consolidated........... $1,920,629 $1,933,659 $1,650,500 $821,918 $811,182
                              ========== ========== ========== ======== ========

                               Long-Lived Assets

                                                                   Unaudited
                                               December 31,        June 30,
                                             ----------------- -----------------
                                               1998     1999     1999     2000
                                             -------- -------- -------- --------
United States............................... $337,048 $289,827 $332,794 $265,993
Foreign countries...........................    3,029    4,958    5,163    6,358
                                             -------- -------- -------- --------
Total consolidated.......................... $340,077 $294,785 $337,957 $272,351
                                             ======== ======== ======== ========

Note 17: Legal proceedings

   During 1997, a judgment was entered against the Company in the U.S. District Court for the Western District of Pennsylvania. The case was brought against the Company by Mellon Bank (Mellon) in connection with a potential bid to provide EBT services for the Southern Alliance of States. In September 1997, the Company recorded a pretax charge of $40 million to reserve for this judgment and other related costs. This charge is reflected in other expense in the 1997 consolidated statement of income.

   In 1998, Mellon's motion for prejudgment interest was denied by the district court. The Company reversed $4.2 million of the $40 million liability. This reversal is reflected in other income in the 1998 consolidated statement of income. At December 31, 1998, the remaining liability of $34.4 million was included in other accrued liabilities in the consolidated balance sheet.

   In January 1999, the United States Court of Appeals for the Third Circuit affirmed the judgment of the district court and the Company paid $32.2 million to Mellon in February 1999. The portion of the reserve remaining after the payment of this judgment ($2.1 million) was reversed and is reflected in other income in the 1999 consolidated statement of income.

Note 18: Subsequent Events (unaudited)

   Subsequent to the issuance of the Company's consolidated financial statements as of and for the six months ended June 30, 2000, the Company determined that the effective income tax rate used in computing the provision for income taxes for the six months ended June 30, 2000 in its original filing on Form 10-Q for that period should not have included the effects of the gain the Company expects to recognize following the exchange offer. Previously, the estimated expected gain was included in the determination of the effective income tax rate used in computing the provision for income taxes for six months ended June 30, 2000. In addition, the Company determined that $100 million of notes due in 2001 should be classified as a current liability rather than as long-term debt. Accordingly, the consolidated financial statements as of June 30, 2000 and for the six months then ended were restated from amounts previously reported to reflect the impact of these adjustments and the Company filed a Form 10-Q/A amending its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 with the Securities and Exchange Commisson on August 18, 2000. The financial statements included in this offering circular-prospectus give effect to these restatements. A summary of selected amounts before and after the restatement is as follows. Included in this summary are selected financial statement amounts that were not impacted by the restatement.

                                                       As Previously     As
                                                         Reported     Restated
                                                       ------------- ----------
                                                        (Dollars in thousands)
   At June 30, 2000
   Cash...............................................  $   91,168   $   91,168
   Total Assets.......................................   1,030,833    1,030,833
   Accrued income taxes...............................      22,276       44,244
   Total Current Liabilities..........................     333,212      455,180
   Shareholders' Equity...............................     497,525      475,557
   Six Months Ended June 30, 2000
   Income from Operations.............................     133,369      133,369
   Income before Taxes................................     156,774      156,774
   Provision for Income Taxes.........................      30,783       52,751
   Net Income.........................................     125,991      104,023
   Net Income Per Share--Basic........................        1.74         1.44
   Net Income Per Share--Diluted......................        1.74         1.44

                               DELUXE CORPORATION

                SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)
                (dollars in thousands, except per share amounts)

                                           1998 Quarter Ended
                               -----------------------------------------------
                               March 31 June 30     September 30   December 31
                               -------- --------    ------------   -----------
Net sales..................... $489,451 $475,216      $470,258      $498,734
Cost of sales.................  228,498  224,582       265,220       217,699
Net income (loss).............   43,571   42,255          (115)(1)    57,352(2)
Per share of common stock
  Net income--basic...........     0.54     0.52          0.00          0.71
  Net income--diluted ........     0.54     0.52          0.00          0.71
  Cash dividends..............     0.37     0.37          0.37          0.37
                                           1999 Quarter Ended
                               -----------------------------------------------
                               March 31 June 30     September 30   December 31
                               -------- --------    ------------   -----------
Net sales..................... $414,077 $407,841      $417,114      $411,468
Cost of sales.................  186,078  184,260       187,453       183,450
Net income....................   48,033   47,779        49,057        58,153(3)
Per share of common stock
  Net income--basic...........     0.60     0.61          0.65          0.79
  Net income--diluted.........     0.60     0.61          0.65          0.79
  Cash dividends..............     0.37     0.37          0.37          0.37
                                 2000 Quarter
                                     Ended
                               -----------------
                               March 31 June 30
                               -------- --------
Net sales..................... $404,426 $406,756
Cost of sales.................  171,685  180,209
Net income....................   44,322   59,701(4)
Per share of common stock
  Net income--basic...........     0.61     0.83
  Net income--diluted.........     0.61     0.83
  Cash dividends..............     0.37     0.37

--------
  (1) 1998 third quarter results include reorganization and other charges of $74.7 million, including restructuring charges of $39.5 million, losses on existing contracts of the eFunds segment of $14.7 million, and asset impairment charges of $26.3 million on the long-lived assets of the eFunds segment offset by a gain on the sale of a business within the direct response segment.

  (2) 1998 fourth quarter results include a loss of $10.5 million on the sale of the Social Expressions and PaperDirect, Inc. businesses.

  (3) 1999 fourth quarter results include a gain of $19.8 million on the sale of its collections businesses, the reversal of $6.0 million of restructuring reserves, as well as charges of $8.2 million to reserve for additional expected future losses on existing contracts of the eFunds segment.

  (4) 2000 second quarter results include a gain of $30.1 million on the sale of eFunds shares, net charges of $9.7 million for additional expected future losses on existing EBT contracts of the eFunds segment, charges of $7.2 million for change of control payments and executive employment agreements and net restructuring reversals of $1.6 million.

                          INDEPENDENT AUDITORS' REPORT

eFunds Corporation

We have audited the accompanying consolidated balance sheets of eFunds Corporation and subsidiaries (the Company) as of December 31, 1998 and 1999, and the related consolidated statements of operations, comprehensive income
(loss) and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of eFunds Corporation and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
April 3, 2000 (May 12, 2000 as to the effects of the stock split described in Note 2 and as to Note 15)
                               eFUNDS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                    December 31,      Unaudited
                                                  ------------------  June 30,
                                                    1998      1999      2000
                                                  --------  --------  ---------
                                                    (dollars in thousands)
Current Assets
  Cash and cash equivalents.....................  $ 16,055  $ 35,849  $ 93,289
  Restricted custodial cash.....................       545     3,429     6,311
  Accounts receivable--net......................    49,620    52,834    60,665
  Deferred income taxes.........................    20,755    10,552    13,948
  Income taxes receivable.......................     2,799     7,109       --
  Prepaid expenses and other current assets.....     3,428     3,061     8,417
                                                  --------  --------  --------
   Total current assets.........................    93,202   112,834   182,630
Long-term Investments...........................     1,370     3,347    23,764
Deferred Income Taxes...........................       --      1,549     1,554
Restricted Cash.................................     3,921    28,939    28,748
Property and Equipment
  Land and land improvements....................     5,001     4,993     6,827
  Buildings and building improvements...........    32,351    33,683    44,535
  Computer and other equipment..................    76,522    80,211    85,470
                                                  --------  --------  --------
   Total........................................   113,874   118,887   136,832
  Less accumulated depreciation.................   (55,414)  (58,414)  (67,637)
                                                  --------  --------  --------
   Property and equipment--net..................    58,460    60,473    69,195
Intangibles
  Cost in excess of net assets acquired--net....     9,258    46,905    44,959
  Internal use software--net....................     5,550    20,746    28,365
  Other intangible assets--net..................    14,574    15,136    15,089
                                                  --------  --------  --------
   Total intangibles............................    29,382    82,787    88,413
                                                  --------  --------  --------
   Total non-current assets.....................    93,133   177,095   211,674
                                                  --------  --------  --------
     Total assets...............................  $186,335  $289,929  $394,304
                                                  ========  ========  ========
Current Liabilities
  Accounts payable..............................  $ 10,728  $ 19,791  $ 22,809
  Accrued liabilities:
   Accrued compensation and employee benefits...    10,480    18,172    19,049
   Accrued contract losses......................    14,697    20,599    27,734
   Reserve for legal proceedings................    35,754     1,554     1,429
   Other........................................    18,184    22,116    32,423
  Borrowings on line of credit..................       --      3,100     8,568
  Long-term debt due within one year............     1,490     1,895     2,149
                                                  --------  --------  --------
   Total current liabilities....................    91,333    87,227   114,161
Long-term Debt..................................     4,029     3,597     2,923
Deferred Income Taxes and Other Long-term
 Liabilities....................................     1,170       --         50
Commitments and Contingencies (Notes 11 and 14)
Stockholders' Equity
  Preferred shares $.01 par value; 100,000,000
   shares authorized; no shares issued or
   outstanding..................................       --        --        --
  Common shares $.01 par value (authorized:
   250,000,000 shares; issued and outstanding:
   1998 and 1999--40,000,000 shares; 2000--
   45,500,000 shares)...........................       400       400       455
  Additional paid-in capital....................    14,564   292,198   389,230
  Retained earnings (accumulated deficit).......    74,967   (92,946) (111,221)
  Accumulated other comprehensive loss..........      (128)     (547)   (1,294)
                                                  --------  --------  --------
   Stockholders' equity.........................    89,803   199,105   277,170
                                                  --------  --------  --------
     Total liabilities and stockholders'
      equity....................................  $186,335  $289,929  $394,304
                                                  ========  ========  ========

                 See Notes to Consolidated Financial Statements
                               eFUNDS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               Unaudited Six
                                                               Months Ended
                                Year Ended December 31,          June 30,
                               ----------------------------  ------------------
                                 1997      1998      1999      1999      2000
                               --------  --------  --------  --------  --------
                               (dollars and shares in thousands, except per
                                              share amounts)
Net Sales....................  $229,065  $267,520  $302,340  $140,423  $201,225
  Cost of sales, excluding
   loss contract and asset
   impairment charges........   143,966   171,359   185,590    88,123   118,197
  Loss contract and asset
   impairment charges........     2,470    40,949     8,700       117     9,700
                               --------  --------  --------  --------  --------
   Total cost of sales.......   146,436   212,308   194,290    88,240   127,897
                               --------  --------  --------  --------  --------
Gross Margin.................    82,629    55,212   108,050    52,183    73,328
                               --------  --------  --------  --------  --------
  Selling, general and
   administrative............    70,542    81,198   105,382    42,731    75,271
  Research and development...     1,398       625     3,756     2,054       922
  Asset impairment charges...     9,361       --        --        --        --
                               --------  --------  --------  --------  --------
   Total operating expenses..    81,301    81,823   109,138    44,785    76,193
                               --------  --------  --------  --------  --------
  Income (loss) from
   operations................     1,328   (26,611)   (1,088)    7,398    (2,865)
Other Income (Expense)
  Legal proceedings..........   (40,050)    4,157     2,094     2,094       --
  Other income (expense).....      (918)   (3,495)   (4,609)   (1,286)     (474)
  Interest income (expense)..      (825)    2,789       963     1,078    (1,296)
                               --------  --------  --------  --------  --------
Income (Loss) Before Income
 Taxes.......................   (40,465)  (23,160)   (2,640)    9,284    (4,635)
Provision (Benefit) for
 Income Taxes................    (6,397)   (8,569)    5,586     7,949    (1,285)
                               --------  --------  --------  --------  --------
Net Income (Loss)............  $(34,068) $(14,591) $ (8,226) $  1,335  $ (3,350)
                               ========  ========  ========  ========  ========
Net Income (Loss) per Share--
 Basic and Diluted...........  $  (0.85) $  (0.36) $  (0.21) $   0.03  $  (0.08)
                               ========  ========  ========  ========  ========
Weighted Average Common
 Shares
 Outstanding--Basic and
 Diluted.....................    40,000    40,000    40,000    40,000    40,030
                               ========  ========  ========  ========  ========


                 See Notes to Consolidated Financial Statements
                               eFUNDS CORPORATION

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                               Unaudited Six
                                                                Months Ended
                                   Year Ended December 31,        June 30,
                                  ---------------------------  ---------------
                                    1997      1998     1999     1999    2000
                                  --------  --------  -------  ------  -------
                                           (dollars in thousands)
Net Income (Loss) ............... $(34,068) $(14,591) $(8,226) $1,335  $(3,350)
Other Comprehensive (Loss)
 Income,
 Net of Tax -- Foreign currency
    translation adjustments......     (972)       44     (419)   (838)    (747)
                                  --------  --------  -------  ------  -------
Comprehensive Income (Loss)...... $(35,040) $(14,547) $(8,645) $  497  $(4,097)
                                  ========  ========  =======  ======  =======
Related Tax Benefit (Expense) of
 Other Comprehensive Income
 (Loss) --
  Foreign currency translation
   adjustments................... $    182  $    (26) $  (795) $1,589  $  (256)
                                  ========  ========  =======  ======  =======



                 See Notes to Consolidated Financial Statements
                               eFUNDS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 Unaudited
                                                              Six Months Ended
                                 Year Ended December 31,          June 30,
                                ----------------------------  -----------------
                                  1997      1998      1999      1999     2000
                                --------  --------  --------  --------  -------
                                          (dollars in thousands)
Cash Flows from Operating
 Activities
  Net income (loss)...........  $(34,068) $(14,591) $ (8,226) $  1,335  $(3,350)
  Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in)
   operating activities:
   Depreciation...............     9,914    12,015    12,519     6,414    5,767
   Amortization of
    intangibles...............    12,834     9,504     9,982     4,397    7,665
   Asset impairment charges...    11,831    26,252       492       117      --
   Equity in pre-acquisition
    earnings of the
    professional services
    segment...................       665     1,759     1,114     1,114      --
   Loss on sales of capital
    assets....................       449     2,635     4,973       537       89
   Deferred income taxes......   (13,521)   (6,529)    8,927        28   (3,400)
   Changes in assets and
    liabilities, net of
    effects from acquisitions:
     Restricted cash..........       --     (4,466)  (27,902)  (13,336)  (2,691)
     Accounts receivable......    (5,256)   (6,629)      393    (1,983)  (7,383)
     Accounts payable.........     1,996    (6,571)    7,963     5,328    4,399
     Income taxes
      receivable/payable......      (119)  (10,218)   (4,310)    7,059    9,497
     Reserve for legal
      proceedings.............    41,982    (6,228)  (34,200)  (34,254)    (125)
     Accrued contract losses..       --     14,697     5,902    (1,373)   7,134
     Other assets and
      liabilities.............      (769)   (3,809)   10,223     4,661    3,286
                                --------  --------  --------  --------  -------
     Net cash provided by
      (used in) operating
      activities..............    25,938     7,821  (12,150)  (19,956)   20,888
                                --------  --------  --------  --------  -------
Cash Flows from Investing
 Activities
  Capital expenditures........   (17,985)  (30,468)  (38,225)  (16,573) (16,023)
  Payments for acquisitions
   and investments, net of
   cash acquired..............       --        --    (35,667)  (35,667) (20,000)
  Proceeds from sales of
   capital assets.............       131        70     1,229       --       407
  Other.......................      (665)   (1,139)     (546)      (79)     139
                                --------  --------  --------  --------  -------
     Net cash used in
      investing activities....   (18,519)  (31,537)  (73,209)  (52,319) (35,477)
                                --------  --------  --------  --------  -------
Cash Flows from Financing
 Activities
  Net borrowings on lines of
   credit.....................       --        --      3,054        16    5,041
  Proceeds from issuance of
   long-term debt.............       290        61        11       --        12
  Payments on long-term debt..    (2,293)   (2,125)   (6,665)   (3,279)    (997)
  Proceeds from initial public
   offering, net of offering
   expenses of $9,505.........       --        --        --        --    61,995
  (Distributions to)
   contributions by Deluxe,
   net........................    (8,799)   17,992   268,440    87,696   23,905
  Dividends paid to Deluxe....       --        --   (159,687)      --   (13,800)
                                --------  --------  --------  --------  -------
     Net cash (used in)
      provided by financing
      activities..............   (10,802)   15,928   105,153    84,433   76,156
                                --------  --------  --------  --------  -------
Net Cash Used by the
 Professional Services Segment
 During December 1999 (see
 Note 2)......................       --        --        --        --    (4,127)
                                --------  --------  --------  --------  -------
Net (Decrease) Increase in
 Cash and Cash Equivalents        (3,383)   (7,788)   19,794    12,158   57,440
Cash and Cash Equivalents at
 Beginning of Period..........    27,226    23,843    16,055    16,055   35,849
                                --------  --------  --------  --------  -------
Cash and Cash Equivalents at
 End of Period................  $ 23,843  $ 16,055  $ 35,849  $ 28,213  $93,289
                                ========  ========  ========  ========  =======
Supplementary Cash Flow
 Disclosure:
  Interest paid...............  $    949  $    673  $  1,091  $    429  $ 1,045
                                ========  ========  ========  ========  =======

                 See Notes to Consolidated Financial Statements
                               eFUNDS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1998 AND 1999
            AND FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                  (INFORMATION AS OF JUNE 30, 2000 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1999 AND 2000 IS UNAUDITED)

Note 1: Split-off and basis of presentation

   In January 2000, Deluxe Corporation (Deluxe) announced that its board of directors approved a plan (the Plan) to combine its electronic payments, professional services and government services businesses into a separate, independent publicly traded company to be called eFunds Corporation (the Company). The Company was incorporated in Delaware in December 1984 and changed its name from Deluxe Electronic Payment Systems, Inc. to eFunds Corporation in September 1999. The Company's business is conducted through three segments: electronic payments, professional services and government services. Electronic payments provides transaction processing services and decision support and risk management products to financial institutions, retailers, electronic funds transfer networks and e-commerce providers. Professional services provides information technology consulting and business process management services to financial services companies and to all of the Company's and Deluxe's businesses. Government services provides online electronic benefits transfer
(EBT) services under entitlement programs on behalf of state and local governments and Medicaid eligibility verification services.

   In June 2000, the Company issued 5.5 million shares of common stock to the public. Proceeds from the offering, based on the offering price of $13.00 per share, totaled $71.5 million ($62.0 million net of offering expenses). Subsequent to this initial public offering (IPO), Deluxe continues to own 40 million of the Company's shares, representing 87.9% of the Company's total outstanding shares. Deluxe announced that it plans to offer all of its shares of the Company's common stock to its shareholders through an exchange offer under which Deluxe's shareholders will be given the opportunity to tender some or all of their Deluxe shares in exchange for shares of the Company owned by Deluxe. Deluxe has the sole discretion to determine whether to proceed with the exchange offer based on the best interests of Deluxe's shareholders and to decide what will be the timing, structure and terms of the exchange offer. Subject to these conditions, Deluxe plans to complete the exchange offer prior to December 31, 2000. Deluxe has received a private letter ruling request from the Internal Revenue Service to the effect that the exchange offer will be tax-free to Deluxe and its shareholders for U.S. federal income tax purposes. However, the Company cannot be certain that the distribution by Deluxe will be completed. If Deluxe does not complete the exchange offer, Deluxe will continue to control the Company and the Company may not realize the anticipated benefits from its separation from Deluxe. In accordance with Emerging Issues Task Force No. 96-4, Accounting for Reorganizations Involving a Non-Pro Rata Split-Off of Certain Nonmonetary Assets to Owners, and Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions, Deluxe will account for the exchange offer as a non-pro rata split-off of a segment of the business in a corporate plan of reorganization and will account for the transaction at fair value.

   As part of the exchange offer, the Company and Deluxe have entered into various agreements that address matters, such as information technology consulting and business processing management services, indemnification, data sharing, real estate, tax-sharing and transitional services. The Company does not believe that the effect of these agreements, if applied to the Company's historical financial statements, would result in a material difference to the financial statements presented herein.

   Certain of these agreements between the Company and Deluxe relate to services that each party also provides to external customers, i.e. revenue-generating services. These agreements are intended to be on-going once the Company is split-off from Deluxe. The Company will provide information technology consulting, data entry and financial services to Deluxe as it would to any other external customers. Conversely, Deluxe will provide the Company certain development and support services as it would to any external customer.

   Deluxe has agreed to indemnify the Company for future losses arising from litigation as well as future losses on identified loss contracts. The Company plans to record any amounts received from Deluxe under the indemnification agreement prior to the completion of the exchange offer and any spin-off as a capital contribution. The Company plans to record any amounts earned from Deluxe under the indemnification agreement after the completion of the exchange offer and any spin-off, when the Company is no longer owned or controlled by Deluxe, as a reduction of expense when the additional contract losses, if any, are recognized. Under the indemnification agreement, the Company is required to calculate increases or decreases to the loss contract reserve in a manner consistent with Deluxe's loss accrual practices as of the date of the agreement. Deluxe will also indemnify the Company against any liabilities, losses or expenses arising from the litigation or claims asserted against the Company in connection with the operation of the government services business prior to the completion of the IPO. Deluxe's total indemnification obligations to the Company are limited to $14.6 million. Due to the uncertainty associated with the transactions underlying the indemnification agreement, the Company cannot state the impact to the Company's financial condition or results of operations.

   Deluxe will assist the Company with certain treasury, accounting, legal and sales services through the exchange offer date. Deluxe will also assist the Company in the administration of benefit and compensation plans, and rent certain facilities to the Company through September 30, 2001. The purpose of these transitional service agreements is to allow the party receiving the services to locate another source for such service. As such, the party receiving the transitional service may discontinue the service at any time prior to the termination date contained within the agreement, or may extend the service period for an additional 60 days if necessary. In addition, the Company will lease portions of a facility to Deluxe for various periods through December 2003.

   Deluxe contributed the ownership of various subsidiaries and certain assets and liabilities of business operations (the Transferred Businesses) to the Company on March 31, 2000. As the Company and the Transferred Businesses are under common control, the consolidated financial statements of the Company include all of the assets, liabilities, revenues and expenses of the businesses conducted through the electronic payments, professional services and government services segments.

   All transactions between the entities included in the consolidated financial statements have been eliminated. Because the Transferred Businesses are under common control, the accompanying consolidated financial statements have been retroactively restated to reflect the historical consolidated financial position as of December 31, 1998 and 1999 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1999 as if the contribution of the Transferred Business described above had occurred and been operating as a stand-alone business throughout the periods presented, on an "as-if-pooled" basis.

   Included in the consolidated financial statements are allocated portions of Deluxe's corporate assets, liabilities and expenses relating to the Transferred Businesses. Deluxe and the Company believe the allocation method and the allocations are reasonable; however, the Company has no history as an independent operating company. The historical financial information the Company has included in the consolidated financial statements may not be reflective of what the results of operations, financial condition and cash flows would have been had the Company had been a separate, stand-alone entity during the periods presented. The Company now has, or has contracted with Deluxe to provide its own financial, administrative and other resources to operate as an independent public company and to replace other services provided by Deluxe. As a result, the historical financial information may not necessarily be indicative of what the results of operations, financial condition and cash flows will be in the future. The Company has not made adjustments to reflect changes that may occur to its cost structure, funding and operations as a result of the separation from Deluxe.

   Prior to 2000, the allocations of common expenses, which were calculated based on a percentage of Company revenue to total Deluxe revenue, headcount, square footage and transaction processing costs, included costs for various support functions such as human resources, information services and finance. These common costs to the Company and Deluxe were allocated since specific identification of the actual costs incurred was not practicable. In addition, historically, the Deluxe corporate entity has purchased certain assets or paid certain liabilities that were attributable to the Company. These items were specifically identified from within the Deluxe consolidated financial statements and have been recorded in the Company's consolidated financial statements.

Note 2: Significant accounting policies

   Consolidation--The consolidated financial statements include the accounts of the Company and the Transferred Businesses. All significant intercompany accounts, transactions and profits have been eliminated.

   For purposes of consolidating the professional services segment, which is primarily based in India, the Company has used financial statements with a November 30 fiscal period end for the year ended December 31, 1999. Effective January 1, 2000, the professional services segment, which had previously reported its results of operations and financial position on a one-month lag, changed its reporting dates to coincide with the rest of the Company's subsidiaries. This change, which was made in conjunction with the implementation of the Company's central accounting and financial reporting system, will reflect the financial results of that segment on a timely basis and improves operating and planning efficiencies. The results of operations for the professional services segment for the month of December 1999 were excluded from the Company's consolidated statements of operations and were reflected as an adjustment to accumulated deficit during the first quarter of 2000. This segment generated a net loss of $1.1 million in the month of December 1999.

   Cash and cash equivalents--The Company considers all cash on hand, money market funds, outstanding transfers of cash for authorized settlement of automated teller machines (ATMs) with financial institutions and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

   Restricted cash--The Company has entered into agreements with a third party to supply cash for ATMs maintained by the third party in various locations throughout the United States. The agreements provide that the Company retains control over and ownership of this cash. Subject to the approval of the Company, the other party to the agreements determines the level of cash required to be maintained within the ATMs up to an authorized level. The Company currently has an aggregated outstanding authorized cash level of $35 million. The agreements are effective through August 31, 2004. The cash in the ATMs is not available for general operating use and is reflected in the Company's consolidated balance sheets as a non-current asset.

   In connection with the Company's electronic payment transactions, the Company also has cash belonging to customers that temporarily resides in custodial accounts maintained by the Company. The Company records these amounts as current restricted custodial cash with a corresponding liability within other accrued liabilities in the consolidated balance sheets.

   Accounts receivable--Accounts receivable are stated net of allowances for uncollectible accounts of $2.1 million, $4.5 million and $2.0 million at December 31, 1998 and 1999 and June 30, 2000, respectively. The Company records allowances for uncollectible accounts when it is probable that the full amount of its accounts receivable balance will not be collected and when this uncollectible amount can be reasonably estimated. When estimating the allowances for uncollectible accounts, the Company takes into consideration such factors as its day-to-day knowledge of specific customers, the industry and size of its customers, the overall composition of its accounts receivable aging, prior history of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. Increases in the allowances for uncollectible accounts are recorded as bad debt expense and are reflected in selling, general and administrative expense in the Company's consolidated statements of operations. Bad debt expense was $1.5 million in 1997, $1.1 million in 1998, and $2.9 million in 1999. Bad debt expense was $1.4 million and $1.1 million for the six months ended June 30, 1999 and 2000, respectively. When a specific account receivable is determined to be uncollectible, the Company reduces both its accounts receivable and allowances for uncollectible accounts accordingly. As of December 31, 1998 and 1999 and June 30, 2000, no one customer accounted for 10% or more of total receivables.

   Long-term investments--At December 31, 1997, 1998, and 1999, long-term investments consisted principally of cash surrender values of insurance contracts. The carrying values approximate their fair values. Additionally, in March 2000, the Company paid cash of $20.0 million for an approximately 24% interest in a limited liability company (see Note 15). This investment is being accounted for under the equity method of accounting. The difference of $20.0 million between the carrying value of the investment and the underlying equity in the net assets of the limited liability company is being accounted for in the same manner as goodwill and is being amortized over 15 years.

   Property and equipment--Property and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are stated at historical cost. Buildings with 40-year lives and computer and other equipment with lives of three to eight years are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on a straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter.

   Intangibles--Intangibles are presented in the consolidated balance sheets net of accumulated amortization. Amortization expense is determined on the straight-line basis over periods of 10 to 30 years for cost in excess of net assets acquired (goodwill) and one to five years for internal use software and other intangibles. Other intangibles consist primarily of licensed software and software held for sale. The Company continually re-evaluates the original assumptions and rationale utilized in the establishment of the estimated lives of its identifiable intangible assets and goodwill. The carrying values of its intangible assets are evaluated for impairment in accordance with the Company's policy on impairment of long-lived assets and intangibles.

   Total intangibles were as follows (dollars in thousands):

                                                    December 31,    Unaudited
                                                  ----------------- June 30,
                                                    1998     1999     2000
                                                  -------- -------- ---------
   Cost in excess of net assets acquired (see
    Note 4)...................................... $ 21,431 $ 61,577 $ 61,466
   Internal use software.........................   11,729   34,164   43,844
   Other intangible assets.......................   68,711   69,784   72,926
                                                  -------- -------- --------
     Total.......................................  101,871  165,525  178,236
   Less accumulated amortization.................   72,489   82,738   89,823
                                                  -------- -------- --------
   Intangibles--net.............................. $ 29,382 $ 82,787 $ 88,413
                                                  ======== ======== ========

   Capitalization of internal-use software--The Company capitalizes costs of software developed or obtained for internal use once the preliminary project stage has been completed, management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized costs include only (1) external direct costs of materials and services consumed in developing or obtaining internal-use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project, and (3) interest costs incurred, when material, while developing internal-use software. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. The carrying value of internal-use software is reviewed in accordance with the Company's policy on impairment of long-lived assets and intangibles.

   Capitalization of software developed for resale--The Company capitalizes costs of software developed for licensing and resale once technological feasibility has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred and are included in research and development expense in the Company's consolidated statements of operations. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to determine that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is available for general release to customers. Such costs are amortized on a product-by-product basis, but no longer than five years. The carrying value of software developed for resale is reviewed in accordance with the Company's policy on impairment of long-lived assets and intangibles.

   In some situations the Company's customers do not take possession of the software. Instead, it remains installed on the Company's hardware and customers access it as needed. The software utilized under these arrangements is also sold to customers. Thus, the development costs of these software products are accounted for under the Company's policy on capitalization of software developed for resale.

   Web site development costs--The Company capitalizes costs associated with the development of web sites in accordance with its policy on capitalization of internal-use software. Costs incurred in populating the site with information about the Company or on products available to customers are expensed as incurred.

   Impairment of long-lived assets and intangibles--The Company periodically evaluates the recoverability of property, equipment and identifiable intangibles not held for sale by measuring the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. When the asset being evaluated was acquired in a purchase business combination in which goodwill was recorded, a pro rata portion of the goodwill value is included in the carrying amount of the asset. This pro rata portion of goodwill is based on the relative fair values at the date of acquisition of the long-lived assets and identifiable intangibles acquired. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. The pro rata portion of any goodwill allocated to the asset would be eliminated before recording any reduction of the original carrying amount of the asset. In evaluating whether there is any impairment of a long-lived asset associated with a long-term service contract, the amount of any loss contract accrual is excluded from the undiscounted future cash flows associated with the long-lived asset when determining whether the asset is impaired.

   The Company periodically evaluates the recoverability of property, equipment and identifiable intangibles held for disposal by comparing the asset's carrying amount with its fair value less costs to sell. If a large segment or separable group of assets which were acquired in a purchase business combination are held for disposal, all of the unamortized goodwill associated with those assets is included in the carrying amount of the assets for purposes of this evaluation. Should the fair value less costs to sell be less than the carrying value of the long-lived asset(s), an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset(s) exceeds the fair value of the asset(s) less costs to sell. The unamortized goodwill associated with those assets would be eliminated before recording any reduction in the original carrying value of the asset(s).

   The Company evaluates the carrying value of goodwill at an enterprise level when events or changes in circumstances at the businesses to which the goodwill relates indicate that the carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a current period operating or cash flow loss combined with a history of operating or cash flow losses, (2) a forecast that demonstrates continuing losses, (3) a significant adverse change in legal factors or in business climate, or (4) an adverse action or assessment by a regulator. In evaluating the recoverability of enterprise goodwill, the Company measures the carrying amount of the goodwill against the estimated undiscounted future net cash flows of the businesses to which the goodwill relates. In determining the future net cash flows, the Company looks to historical results, current forecasts and internal earnings targets. The estimated net cash flows include the effects of income tax payments and interest charges. Should the sum of the expected future net cash flows be less than the carrying value of the goodwill, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the net book value of the related businesses exceeds the fair value of these businesses.

   Income taxes--In most cases, the Company's domestic businesses are included in the Deluxe consolidated tax return. Tax payments are made to Deluxe and tax benefits are reimbursed by Deluxe to the extent they are used. The consolidated financial statements include income tax provisions and liabilities calculated as if separate tax returns were prepared for the periods covered. Deferred income taxes result from temporary differences between the financial reporting basis of assets and liabilities and their respective tax reporting bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

   Translation adjustment--The financial position and results of operations of the Company's international subsidiaries are measured using local currencies as the functional currencies. Assets and liabilities of these operations are translated at the exchange rate in effect at the balance sheet date. Income statement accounts are translated at the average exchange rate during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in other comprehensive income in the stockholders' equity section of the consolidated balance sheets. Gains and losses that result from foreign currency transactions are included in earnings.

   Revenue recognition--Revenues are recorded net of any applicable discounts. Transaction processing and service fees are recognized in the period that the service is performed. These services consist of processing customers' electronic debit transactions through electronic funds transfer networks and settling the funds with the financial institutions involved in the transactions. Additionally, these services include monitoring ATMs and point-of-sale devices to alert customers when potential problems occur. These fees are charged on a per transaction basis, depending on the contractual arrangement with the customer. Government services fees are recognized in the period services are provided based on monthly fees per benefits recipient.

   Decision support fees are recognized as revenue in the period the services are provided. Decision support services consist of new account applicant and check verification screenings to manage the risk associated with account openings and check acceptance. Decision support fees are based on the number of inquiries against the databases used for screening purposes or monthly fees based on the aggregate dollar value of checks authorized by the retailer, depending on the product and service.

   Software license fees for standard software products are recognized when delivery has occurred, the license fee is fixed and determinable, collectibility is probable and evidence of this arrangement exists. License fees are charged based on modules purchased by the customer. In some situations, the Company's customers do not take possession of the software. Instead, it remains installed on the Company's hardware and customers access it as needed. Revenue in these situations is recognized on a fee-for-service basis.

   Software maintenance and support revenues are recognized ratably over the term of the contract, and/or as the services are provided. Support services such as customization of standard software modules, are charged on a time and materials basis and recognized as hours are completed.

   Revenues from professional services for information technology consulting and business process management services are generally recognized under two methods, depending on contractual terms. Under the time and materials method, revenue is based on a fee per hour basis and is recognized as hours are completed. Under the fixed contract method, a pre-set fee is agreed upon for a project, and revenue is recognized proportionately to the percentage completion of the project.

   Long-term service contracts--Long-term service contracts are definitive agreements to provide services over a period of time in excess of one year and with respect to which the Company has no contractual right to adjust the prices or terms at or on which its services are supplied during the term of the contract. The Company's long-term service contracts are for transaction processing in the government services segment and business process management services in the professional services segment. Total revenues for some long-term service contracts may vary based on the demand for services. Revenues on long-term service contracts are recognized under the applicable revenue recognition policy above. Expenses are recognized when incurred, with the exception of installation costs. In existing long-term service contracts, installation costs are not recovered at the time of installation. Rather, they are factored into billing rates over the term of the contract. Accordingly, installation costs for long-term service contracts are initially capitalized and then amortized over the life of the contract. Any equipment and software purchased to support a long-term service contract is capitalized and depreciated or amortized over the life of the related contract or the life of the asset, whichever is shorter.

   In determining the profitability of a long-term service contract, only direct and allocable indirect costs associated with the contract are included in the calculation. The appropriateness of allocations of indirect costs depends on the circumstances and involves the judgment of management, but such costs may include the costs of indirect labor, contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance, depreciation and amortization and, in some circumstances, support costs. The method of allocating any indirect costs included in the analysis is also dependent upon the circumstances and the judgment of management, but the allocation method must be systematic and rational. Selling, general and administrative costs are not included in the analysis. Provisions for estimated losses on long-term service contracts, if any, are made in the period in which the loss first becomes probable and reasonably estimable. Projected losses are based on management's best estimates of a contract's revenue and costs. Actual losses on individual long-term service contracts are compared to the loss projections periodically, with any changes in the estimated total contract loss recognized as they become probable and reasonably estimable.

   Certain direct costs associated with the EBT contracts discussed in Note 5 are common to a number of contracts and are attributed to each contract based on its use of the services associated with these common direct costs. Revenues, case counts or other applicable statistics are used to attribute these costs to individual contracts.

   In the event an asset impairment loss is recognized on long-lived assets used to support a long-term service contract, the original estimation of the contract's costs is revised to reduce the depreciation and amortization associated with the impaired assets accordingly.

   Research and development expense--Research and development costs, which are expensed as incurred, relate to investigating new or improved processes and techniques and developing such research findings into a potential new product or service.

   Advertising expense--Advertising and promotional costs are expensed as incurred. The Company incurred advertising and promotional expense of $0.3 million, $0.4 million, and $0.7 million in 1997, 1998 and 1999, respectively. Advertising expense was $0.2 million and $6.9 million for the six months ended June 30, 1999 and 2000, respectively.

   Employee stock-based compensation--The Company participates in Deluxe's stock incentive program. In connection with the IPO and the exchange offer, the Company intends to adopt new stock incentive programs. As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company continues to account for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized for fixed stock options issued under the Deluxe stock incentive or DeluxeSHARES programs. The Company discloses pro forma net loss and net loss per share as if the fair value method of SFAS No. 123 had been used (see Note 9).

   Income (loss) per share and stockholders' equity--The following table reflects the calculation of basic and diluted income (loss) per share (dollars and shares outstanding in thousands, except per share amounts).

                                                                 Unaudited
                                                                Six Months
                                  Year Ended December 31,     Ended June 30,
                                 ---------------------------  ---------------
                                   1997      1998     1999     1999    2000
                                 --------  --------  -------  ------- -------
Net income (loss)............... $(34,068) $(14,591) $(8,226) $ 1,335 $(3,350)
Weighted average shares
 outstanding....................   40,000    40,000   40,000   40,000  40,030
Net income (loss) per share--
 basic and diluted.............. $  (0.85) $  (0.36) $ (0.21) $  0.03 $ (0.08)

   On January 27, 2000, the Company increased the number of authorized shares from 2,500 to 250 million. On May 12, 2000, the Company declared a 16,000 to one stock split, increasing the shares issued and outstanding from 2,500 to 40 million. The income (loss) per share is presented as if the 40 million shares had been outstanding for all periods presented. In June 2000, the Company issued 5.5 million shares of common stock in an IPO. These shares have been included in the calculation of weighted average shares outstanding for the six months ended June 30, 2000.

   As of the IPO, the Company issued 2.8 million options to purchase shares of the Company's common stock at an exercise price equal to the IPO price. These options were excluded from the computation of diluted earnings per share for the six months ended June 30, 2000, because their exercise price was greater than the average market price of the Company's common shares during the respective periods.

   Comprehensive income--Comprehensive income includes charges and credits to equity that are not the result of transactions with stockholders. The Company's total comprehensive income (loss) consists of net income or loss and foreign currency translation adjustments. The foreign currency translation adjustments are reflected as accumulated other comprehensive loss in the Company's consolidated balance sheets and in the Company's stockholders' equity statement presented in Note 12.

   Unaudited interim financial information--The consolidated balance sheet as of June 30, 2000, the consolidated statements of operations and comprehensive income (loss) for the six months ended June 30, 1999 and 2000 and the consolidated statements of cash flows for the six months ended June 30, 1999 and 2000 are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of such consolidated financial statements are included. Other than the adjustments related to charges for contract losses (see Note 5) and restructuring charges (see Note 7), the adjustments consist only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

   Use of estimates--The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. In this process, it is necessary for management to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements and attached notes. These estimates and assumptions are developed based upon all information available using management's best efforts. However, actual results can differ from assumed and estimated amounts.

   New accounting pronouncements--In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, Reporting the Costs of Start-up Activities, which provides guidance on the appropriate accounting for start-up activities beginning in 1999. Application of the SOP did not have a material impact on the Company's reported operating results or financial position.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which provides guidance on accounting for derivatives and hedge transactions. This statement is effective for the Company on January 1, 2001. The Company does not anticipate that the effect of this pronouncement will have a material impact on reported operating results or financial position.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which provides guidance in applying generally accepted accounting principles to revenue recognition in financial statements. Application of this SAB did not have a material impact on the Company's reported operating results or financial position.

Note 3: Transactions with Deluxe

   Purchase and sale transactions between the Company and Deluxe are executed at either current market pricing or agreed-upon transfer prices. Purchases from Deluxe were $1.0 million, $0.2 million, and $2.9 million for the years ended December 31, 1997, 1998 and 1999. Purchases from Deluxe were zero and $6.2 million for the six months ended June 30, 1999 and 2000, respectively. Sales to Deluxe were $2.4 million, $1.6 million, and $8.8 million for the years ended December 31, 1997, 1998 and 1999. Sales to Deluxe were $722,000, and $30.4 million for the first six months of 1999 and 2000, respectively. Under Deluxe's centralized cash management system, advances from Deluxe and excess cash sent to Deluxe are reflected as contributions by and distributions to Deluxe and are included in stockholders' equity in the consolidated balance sheets through March 31, 2000.

   Deluxe allocated to the Company $15.5 million, $25.3 million, and $25.6 million for the years ended December 31, 1997, 1998 and 1999, respectively, for the costs of corporate services provided. Deluxe allocated to the Company $10.3 million and $3.3 million for the first six months of 1999 and 2000, respectively. Prior to 2000, these allocations, which were calculated based on a percentage of Company revenue to total Deluxe revenue, headcount and transaction processing costs, included expenses for various support functions such as human resources, information services and finance. These common costs to the Company and Deluxe were allocated since specific identification of the actual costs incurred was not practicable. The Company and Deluxe believe that this allocation method was reasonable. The amounts allocated to the Company are included in selling, general and administrative expense in the consolidated statements of operations. During 2000, the majority of the costs for these support functions are incurred directly by the Company. The remaining corporate services provided by Deluxe are allocated to the Company based on estimates of the costs which would be incurred by the Company if it were a stand-alone, independent company. The amounts allocated to the Company are included in selling, general and administrative expense in the consolidated statements of operations.

   Deluxe also charges the Company for interest expense or credits the Company for interest income based on the cash the Company has borrowed from or provided to Deluxe. The Company was charged or credited net interest (expense) income from Deluxe of $(0.7) million, $3.0 million, and $1.8 million for the years ended December 31, 1997, 1998 and 1999, respectively. The Company was charged or credited net interest income (expense) from Deluxe of $1.4 million and $(0.8) million for the first six months of 1999 and 2000, respectively. These amounts are included in interest (expense) income in the consolidated statements of operations. The interest rate for net receivables from Deluxe is based on the average 30-day commercial paper composite rate. The interest rate for net payables is based on the average 30-day commercial paper composite rate plus 2%. The average 30-day commercial paper composite rate was 7.5%, 5.4% and 5.1% for the years ended December 31, 1997, 1998, and 1999 and 4.9% and 6.0% for the six months ended June 30, 1999 and 2000, respectively. At December 31, 1999 and March 31, 2000, Deluxe forgave the net outstanding debt that the Company owed Deluxe. The Company recorded this as a capital contribution. After March 31, 2000, the Company and Deluxe intend to repay any net amounts owed to each other.

Note 4: Business combinations

   On February 19, 1999, Deluxe acquired all of the outstanding shares of eFunds Corporation of Tustin California, an electronic check conversion company, for $13 million in cash. The company provides electronic check conversion and electronic funds transfer solutions for financial services companies and retailers. The ownership of this company was transferred to the Company under the Plan discussed in Note 1. The acquisition was accounted for under the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the results of this business subsequent to its acquisition date. This business is included in the electronic payments segment in Note 13. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $15.7 million is being amortized over 10 years.

   On April 13, 1999, Deluxe acquired the remaining 50% ownership interest in HCL-Deluxe, N.V. (the joint venture pursuant to which the Company's professional services business was created) for $23.4 million in cash. The joint venture, which Deluxe entered into with HCL Corporation of India in 1996, commenced operations in September 1997. The company provides information technology consulting and business process management services to financial services companies and to all of the Company's and Deluxe's businesses. The ownership of this company was transferred to the Company under the Plan discussed in Note 1. The acquisition was accounted for under the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the entire results of this business from the date the Company acquired 100% ownership. Prior to this, the Company recorded its 50% ownership of the joint venture's results under the equity method of accounting. As such, its results of operations prior to the acquisition are included in other expense in the consolidated statements of operations. This business comprises the professional services segment in Note 13. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $24.9 million is being amortized over 15 years.

Note 5: Contract losses

   During 1998, the Company recorded charges of $14.7 million to provide for expected future losses on existing long-term service contracts of the government services segment. These charges are reflected in cost of sales in the 1998 consolidated statement of operations. Due to a continuing strong economy, record low unemployment and welfare reform, the actual transaction volumes and expected future revenues of this business are well below original expectations. Additionally, actual and expected future telecommunications, installation, help desk and other costs are significantly higher than originally anticipated. These factors resulted in expected future losses on the existing EBT contracts of this business.

   During 1999, charges of $8.2 million were recorded to provide for additional expected future losses on the contracts of the government services segment. These charges are reflected in cost of sales in the 1999 consolidated statement of operations. A majority of the charges resulted from the conclusion of negotiations with a prime contractor regarding the timing and costs of transitioning switching services from the Company to a new processor. Also, lower than projected actual transaction volumes (primarily related to states fully rolled-out in 1999) contributed to the changes in the estimates underlying the 1998 charges. These increases to the reserve for accrued contract losses were partially offset by the application of $2.3 million of contract losses against the reserve during 1999.

   During the second quarter of 2000, the Company recorded net charges of $9.7 million for additional expected future losses on the contracts of the government services segment. This amount is reflected in cost of sales in the consolidated statements of operations for the quarter and six months ended June 30, 2000. In April 2000, the Company completed negotiations with the prime contractor for a state coalition for which the Company provides EBT services. Prior to this, the Company and the prime contractor were operating without a binding, legally enforceable contract. The Company increased its accrual for expected future losses on long-term service contracts by $12.2 million to reflect the fact that the Company now had a definitive agreement with this contractor. Offsetting this charge was the reversal of $2.5 million of previously recorded contract loss accruals. These reversals resulted from productivity improvements and cost savings from lower than anticipated telecommunications and interchange expenses.

Note 6: Impairment losses

   During 1997, the Company determined that it would dispose of certain international operations of its electronic payments segment. Based on fair market value estimates, the Company determined that the long-lived assets of these operations were impaired and recorded a charge of $11.8 million to write down the carrying value of these operations to their estimated fair value less costs to sell. Of this total, $2.4 million related to capitalized software is recorded in cost of sales and $9.4 million for goodwill is recorded in operating expenses in the 1997 consolidated statement of operations. During 1998, there was a change in the management of the electronic payments segment. As a result, in January 1999, the Company determined that the international operations of this segment maintained a continuing strategic importance and were no longer considered held for sale. The assets that were written off in 1997 remain at zero book value.

   During 1998, the Company recorded impairment charges of $26.3 million to write down the carrying value of long-lived assets of the government services segment. The assets consisted of point-of-sale equipment, internal-use software and capitalized installation costs utilized in the EBT activities of this segment. The Company concluded that the operating losses incurred by this business would continue. This is primarily due to the fact that the variable costs associated with supporting benefit recipient activity are higher than originally anticipated and actual transaction volumes are below original expectations. In calculating the impairment charge, the Company determined that the assets utilized by this business have no fair market value. The point-of-sale equipment was purchased via capital leases. The lease buy-out prices for this equipment plus the deinstallation costs exceeded the amount equipment resellers were willing to pay for the equipment. The utility of the internal-use software was limited to its use in supporting the EBT business, and the installation costs could not be resold. Thus, the long-lived assets and intangibles of this business were reduced to a carrying value of zero. These impairment charges are reflected as cost of sales in the 1998 consolidated statement of operations.

   During 1999, due to the continued operating losses of the government services segment, additional impairment charges of $0.5 million were recorded. These charges represented the write-down of long-lived assets and intangibles purchased by this segment during 1999. These assets consisted primarily of software and installation costs associated with the continued roll-out of additional states. All assets purchased were reduced to a carrying value of zero, as they were in 1998. These impairment charges are reflected in cost of sales in the 1999 consolidated statement of operations.

Note 7: Restructuring charges

   During 1997, the Company recorded restructuring charges of $1.5 million for severance relating to management changes within the electronic payments segment. This reduction of four employees was completed in 1998. These charges are reflected in selling, general and administrative (SG&A) expense in the 1997 consolidated statement of operations.

   During 1998, the Company recorded restructuring charges of $3.2 million for severance associated with the Company's initiative to reduce its SG&A expense. The Company anticipated eliminating 76 positions in various support functions within sales, marketing, finance, human resources and information services through 2000. As of December 31, 1999, 33 of the positions have been eliminated. Also during 1998, the Company reversed $1.0 million of a 1996 restructuring charge. The 1996 charge related to planned reductions in various support functions at the international operations of the electronic payments segment. Due to higher than anticipated attrition, it was necessary to reduce this reserve. This accrual reversal and the new restructuring accruals are reflected in SG&A expense in the 1998 consolidated statement of operations.

   During 1999, the Company reversed $2.4 million of restructuring accruals relating to its 1998 initiative to reduce SG&A expense and the 1996 plan to reduce the workforce at the international operations of the electronic payments segment. The reduction in the SG&A expense initiative accrual was due to higher than anticipated attrition, resulting in severance payments to 37 fewer employees than originally anticipated. Also, due to the Company's decision in 1999 to retain the international operations of its electronic payments segment (see Note 6), planned reductions within that business were canceled. These accrual reversals are reflected in SG&A expense in the 1999 consolidated statement of operations.

   During the first quarter of 1999, restructuring accruals of $2.0 million were reversed. These reversals related to the Company's decision in 1999 to retain the international operations of its electronic payments segment. These reversals are reflected in SG&A expense in the consolidated statement of operations for the six months ended June 30, 1999.

   During the first quarter of 2000, additional restructuring accruals of $0.2 million were recorded relating to the continuing reorganization of the Company. Additionally, accruals of $0.1 million were reversed. During the second quarter of 2000, additional restructuring accruals of $0.4 million were recorded. No accruals were reversed during the second quarter of 2000. These new restructuring charges and reversals are reflected in SG&A expense in the consolidated statements of operations for the six months ended June 30, 2000.

   The Company's consolidated balance sheets reflect restructuring accruals for employee severance costs of $4.7 million, $1.2 million and $1.0 million as of December 31, 1998 and 1999 and June 30, 2000, respectively. The following table summarizes the change in the Company's restructuring accruals for 1997, 1998 and 1999 and the six months ended June 30, 2000 (dollars in thousands):

                                                                                     Unaudited
                                                                                  Six Months Ended
                                        Year Ended December 31,                       June 30,
                          ------------------------------------------------------  ----------------
                                1997              1998               1999               2000
                          ----------------  -----------------  -----------------  ----------------
                          Number of         Number of          Number of          Number of
                          employees         employees          employees          emplyees
                          affected  Amount  affected  Amount   affected  Amount   affected  Amount
                          --------- ------  --------- -------  --------- -------  --------- ------
Balance--beginning of
 year...................     190    $3,500     174    $ 4,574     186    $ 4,672       6    $1,242
Severance paid..........     (20)     (442)    (19)    (2,053)    (18)    (1,031)     (7)     (673)
Adjustments to accrual..       4     1,516      31      2,151    (162)    (2,399)     31       465
                             ---    ------     ---    -------    ----    -------     ---    ------
Balance--end of year....     174    $4,574     186    $ 4,672       6    $ 1,242      30    $1,034
                             ===    ======     ===    =======    ====    =======     ===    ======

Note 8: Benefit (provision) for income taxes

   (Loss) income before income taxes consists of (dollars in thousands):

                                                    Years Ended December 31,
                                                    ---------------------------
                                                      1997      1998     1999
                                                    --------  --------  -------
   Domestic........................................ $(25,620) $(24,591) $(2,163)
   Foreign.........................................  (14,845)    1,431     (477)
                                                    --------  --------  -------
     Total......................................... $(40,465) $(23,160) $(2,640)
                                                    ========  ========  =======

   The components of the benefit (provision) for income taxes are as follows (dollars in thousands):

                                                      1997     1998     1999
                                                     -------  ------  --------
   Current tax benefit (provision):
     Federal........................................ $(6,866) $1,324  $  5,527
     State..........................................  (1,345)  1,169      (271)
                                                     -------  ------  --------
       Total........................................  (8,211)  2,493     5,256
   Deferred tax benefit (provision):
     Federal........................................  14,574   6,157   (10,811)
     State..........................................      34     (81)      (31)
                                                     -------  ------  --------
       Total........................................ $ 6,397  $8,569  $ (5,586)
                                                     =======  ======  ========

   The Company's effective tax rate on pretax loss differs from the U.S. Federal statutory tax rate of 35% as follows (dollars in thousands):

                                                      1997     1998    1999
                                                     -------  ------  -------
   Income tax at Federal statutory rate............. $14,163  $8,106  $   924
   State income taxes net of Federal income tax
    benefit.........................................    (852)    707     (196)
   Amortization and write-down of non-deductible
    intangibles.....................................  (3,132)   (231)  (1,074)
   Change in valuation allowance....................  (1,810)    636   (4,591)
   Other............................................  (1,972)   (649)    (649)
                                                     -------  ------  -------
   Benefit (provision) for income taxes............. $ 6,397  $8,569  $(5,586)
                                                     =======  ======  =======

   Tax effected temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1998 and 1999, are as follows (dollars in thousands):

                                            1998                  1999
                                    --------------------- ---------------------
                                    Deferred   Deferred   Deferred   Deferred
                                      tax         tax       tax         tax
                                     assets   liabilities  assets   liabilities
                                    --------  ----------- --------  -----------
   Net operating loss
    carryforwards.................  $ 8,123     $  --     $ 13,249     $--
   Reserve for legal proceedings..   12,669        --          646      --
   Accrued contract losses........    5,664        --        8,085      --
   Restructuring accruals.........    1,793        --          476      --
   Property and equipment.........      --       1,941         954      --
   Intangibles....................    1,343        --          718      --
   Employee benefit plans.........      840        --          879      --
   Miscellaneous reserves and
    accruals......................      854        --        1,327      --
   All other......................      175        595         131      239
                                    -------     ------    --------     ----
   Subtotal.......................   31,461      2,536      26,465      239
   Valuation allowance............   (9,340)       --      (14,125)     --
                                    -------     ------    --------     ----
   Total deferred taxes...........  $22,121     $2,536    $ 12,340     $239
                                    =======     ======    ========     ====

   The valuation allowance at both dates relates to the uncertainty of realizing foreign and state deferred tax assets.

   At December 31, 1999, net operating loss carryforwards relating to both foreign and state jurisdictions totaled $92.1 million. Of these carryforwards, $83.0 million expire in various years between 2001 and 2014 and $9.1 million may be carried forward indefinitely.

Note 9: Employee benefit plans

   Stock purchase plan--The Company participates in Deluxe's employee stock purchase plan that enables eligible employees to purchase Deluxe's common stock at 75% of its fair market value on the first business day following each three-month purchase period. Compensation expense recognized for the difference between the employees' purchase price and the fair value of the stock was $0.6 million, $0.7 million and $0.7 million in 1997, 1998 and 1999, respectively.

   Stock incentive plan--The Company participates in Deluxe's stock incentive plan. In connection with the IPO, the Company has also adopted a new stock incentive program. Under these plans, stock-based awards may be issued to employees via a broad range of methods, including non-qualified or incentive stock options, restricted stock and restricted stock units, stock appreciation rights and other awards based on the value of the respective Company's common stock. Options become exercisable in varying amounts beginning generally one year after the date of grant. As of the IPO, the Company issued 2.8 million options to purchase shares of the Company's common stock to employees and outside directors. The exercise price is equal to the IPO price. Option issued to employees vest in three years and options issued to outside directors vest in two years.

   The Company also participates in Deluxe's DeluxeSHARES program. In 1998, under this program, options were awarded to substantially all employees of the Company (excluding foreign employees), allowing them, subject to certain conditions, to purchase 100 shares of Deluxe common stock. The options become exercisable when the value of Deluxe's common stock reaches $49.50 per share or January 30, 2001, whichever occurs first.

   All options issued under the Deluxe stock incentive and DeluxeSHARES programs allow for the purchase of shares of Deluxe's common stock at prices equal to their market value at the date of grant. Options issued to

Company employees under these Deluxe plans for the purchase of 698,000 and 1.1 million shares were outstanding at December 31, 1998 and 1999, respectively.

   Deluxe issued restricted shares and restricted stock units to Company employees as follows: 1,338 shares and units at a weighted-average fair value of $33.00 per share during 1997, 979 shares and units at a weighted-average fair value of $35.63 per share during 1998, and 6,264 shares and units at a weighted-average fair value of $26.19 per share during 1999. These awards generally vest over periods ranging from one to five years. No consideration is paid by the employees for these awards. As such, the Company recorded compensation expense of $23,000, $57,000 and $164,000 for restricted share and restricted stock unit awards for the years ended December 31, 1997, 1998 and 1999, respectively.

   In connection with the exchange offer (see Note 1), Deluxe and the Company have decided that options outstanding as of the exchange offer date will be converted to options of the Company and options of Deluxe based on a formula. The formula will be based on the market value of the Company's and Deluxe's common stock immediately prior to completion of the exchange offer and is designed to maintain an equivalent intrinsic value for the option holder utilizing the criteria described in Emerging Issues Task Force No. 90-9, Changes to Fixed Employee Stock Option Plans as a Result of Equity Restructuring. The Company does not expect a compensation charge to result from this conversion process.

   Pro forma information regarding net loss and net loss per share has been determined as if the Company had accounted for its employee stock-based compensation under the fair value method. The fair value of options was estimated at the date of grant using a Black-Scholes option pricing model. The following weighted-average assumptions were used in valuing options issued in 1997, 1998 and 1999, respectively: risk-free interest rate of 6.0%, 5.9% and 6.7%; dividend yield of 4.0%, 4.5% and 4.6%; and expected volatility of 23.0%, 21.8% and 24.0%. The weighted-average expected option life was 7.2 years, 5.9 years and 9.0 years for 1997, 1998 and 1999, respectively. The weighted-average fair value of options granted in 1997, 1998 and 1999 was $6.87, $6.13 and $8.28 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of the options was recognized as expense over the options' vesting periods. The Company's pro forma net loss and net loss per share were as follows (dollars in thousands, except per share amounts):

                                                    1997      1998      1999
                                                  --------  --------  --------
   Net loss:
     As reported................................. $(34,068) $(14,591) $ (8,226)
     Pro forma................................... $(34,501) $(15,299) $(10,638)
   Basic and diluted net loss per share:
     As reported................................. $  (0.85) $  (0.36) $  (0.21)
     Pro forma................................... $  (0.86) $  (0.38) $  (0.27)

   These pro forma calculations only include the effects of grants made subsequent to January 1, 1995. As such, these impacts are not necessarily indicative of the pro forma effects on reported net income of future years. Also, these calculations relate to options issued under the Deluxe plan that will be converted into options of the Company as noted above.

   Profit sharing, defined contribution and 401(k) plans--The Company participates in Deluxe's profit sharing plans, defined contribution pension plan and plans established under section 401(k) of the Internal Revenue Code to provide retirement benefits for certain employees. The plans cover substantially all full-time employees with approximately 15 months of service. Contributions to the profit sharing and defined contribution plans are made solely by the Company. Employees may contribute up to the lesser of $10,000 or 10% of their wages to the 401(k) plan. The Company will match the first 1% of wages contributed and 50% of the next 4% of wages contributed. All contributions are remitted to the plans' respective trustees, and benefits provided are paid from accumulated funds of the trusts.

   Contributions to the defined contribution pension plan equaled 6% of eligible compensation in 1997 and 4% of eligible compensation in 1998 and 1999. Related expense allocated to the Company for these years was $2.1 million, $2.5 million and $3.2 million, respectively. Contributions to the profit sharing plans vary based on the Company's performance. Related expense allocated to the Company for these plans was $2.2 million, $4.6 million and $4.8 million in 1997, 1998 and 1999, respectively. Company contributions to the 401(k) plan were $1.2 million, $1.5 million and $1.5 million in 1997, 1998 and 1999, respectively.

   Profit sharing and defined contribution expenses are recorded by the Company based on system generated payroll reports detailing the eligible wages on which the contribution is based. The expense is determined based on Deluxe's contribution percentage for the plan year multiplied by the applicable wages. Prior to 1999, 401(k) expense was allocated to the Company through the Company's payroll system and determined based on the employee's 401(k) withholding. During 1999, the allocation for 401(k) expense was based on a fixed percentage of the Company's salaries and wages and varied by business segment. The rate ranged from 1.4% to 2.3% of the Company's salaries and wages and was determined based on the history of 401(k) expense for each particular business segment.

   In connection with the exchange offer (see Note 1), the Company intends to establish its own employee benefit plans. The specific provisions of such plans have not yet been determined and may be different than the provisions of Deluxe's plans.

Note 10: Post-retirement benefits

   The Company provides certain health care benefits for a portion of its retirees. The plan covers employees in the former Deluxe Electronic Payment Systems, Inc. business. Although the plan was combined with the Deluxe Corporation Post-retirement Health Care Plan (the Deluxe plan), the Company did not change the eligibility requirements to match those of the Deluxe plan. The actuarial valuation for the Company's plan is calculated separately from the rest of the Deluxe plan. Employees included in the plan may become eligible for such benefits if they attain the appropriate years of service and age while working for the Company. The Company's benefit obligation under this plan is not funded.

   The following table summarizes the change in benefit obligation during 1998 and 1999 (dollars in thousands):

   Benefit obligation, January 1, 1998..................................... $ 577
     Service cost..........................................................    69
     Interest cost.........................................................    41
     Actuarial losses, net.................................................   125
     Benefits paid from general funds of the Company.......................    (8)
                                                                            -----
   Benefit obligation, December 31, 1998...................................   804
     Service cost..........................................................    86
     Interest cost.........................................................    54
     Actuarial gains, net..................................................  (138)
     Benefits paid from general funds of the Company.......................    (5)
                                                                            -----
   Benefit obligation, December 31, 1999................................... $ 801
                                                                            =====

   The status of the plan was as follows at December 31 (dollars in thousands):

                                                                       1998 1999
                                                                       ---- ----
   Accumulated post-retirement benefit obligation....................  $804 $801
   Less:
     Unrecognized net loss...........................................   296  141
     Unrecognized transition obligation..............................    71   66
                                                                       ---- ----
     Accrued post-retirement liability recognized in the consolidated balance sheets.................................................  $437 $594
                                                                       ==== ====

   Net post-retirement benefit cost for the years ended December 31 consisted of the following components (dollars in thousands):

                                                                1997 1998 1999
                                                                ---- ---- ----
   Service cost--benefits earned during the year............... $62  $ 69 $ 86
   Interest cost on the accumulated post-retirement benefit
    obligation.................................................  22    41   54
   Amortization of transition obligation.......................   5     6    5
   Recognized net amortization of gains and losses............. --      6   17
                                                                ---  ---- ----
   Total post-retirement benefit cost.......................... $89  $122 $162
                                                                ===  ==== ====

   In measuring the accumulated post-retirement benefit obligation as of December 31, 1999, the Company's health care inflation rate for 2000 and beyond was assumed to be 5%. A one percentage point increase in the health care inflation rate for each year would increase the accumulated post-retirement benefit obligation by $139,000 and the service and interest cost components of the net post-retirement benefit cost by $29,000. A one percentage point decrease in the health care inflation rate for each year would decrease the accumulated post-retirement benefit obligation by $119,000 and the service and interest cost components of the net post-retirement benefit cost by $24,000. The discount rate used in determining the accumulated post-retirement benefit obligation as of December 31, 1998 and 1999 was 6.75% and 7.50%, respectively.

   The Company intends to terminate this plan as of the exchange offer (see
Note 1). Employees and retirees who are currently eligible for retiree medical benefits as of the exchange offer would continue to receive this benefit. Deluxe will assume the obligation for the eligible employees and retirees as of the exchange offer. The Company intends to account for this as a reduction of liabilities and a capital contribution. As of December 31, 1999, the contribution would be approximately $150,000.

Note 11: Lease and debt commitments

   Long-term debt was as follows (dollars in thousands):

                                                      December 31,     Unaudited
                                                     ----------------  June 30,
                                                      1998     1999      2000
                                                     -------  -------  ---------
   Capital leases and other......................... $ 5,519  $ 5,492   $ 5,072
   Less amount due within one year..................  (1,490)  (1,895)   (2,149)
                                                     -------  -------   -------
     Total.......................................... $ 4,029  $ 3,597   $ 2,923
                                                     =======  =======   =======

   Long-term debt consists principally of capital leases on equipment. The capital lease obligations bear interest rates of 6.7% to 15.7% and are due through the year 2004. Carrying value materially approximates fair value for these obligations. Maturities of long-term debt for the five years ending December 31, 2004, are $1.9 million, $2.1 million, $1.3 million, $0.1 million and $0.1 million.

   The Company has entered into operating leases on certain facilities and equipment. Future minimum lease payments for all noncancelable operating leases for the five years ending December 31, 2004, are $17.0 million, $10.1 million, $4.3 million, $2.2 million and $1.6 million and $2.9 million thereafter. Rental expense was $14.7 million, $18.8 million and $20.7 million in 1997, 1998 and 1999, respectively, and $10.9 million and $9.5 million for the six months ended June 30, 1999 and 2000, respectively.

   As of December 31, 1999, the Company had a $5.0 million line of credit, which is denominated in Indian rupees and guaranteed by Deluxe, available to its international operations at an interest rate of 15.81%. The average amount drawn on this line during 1999 was $2.7 million. As of December 31, 1999, $3.1 million was outstanding. The line of credit was increased on March 9, 2000 to $10.0 million and remains guaranteed by Deluxe until October 1, 2000. The average amount drawn on this line during the first six months of 2000 was $4.3 million. As of June 30, 2000, $4.8 million was outstanding.

   Deluxe has agreed to provide the Company with an unsecured revolving credit facility of up to $75 million until the earlier of the effective date of the exchange offer or December 31, 2000. Borrowings under the facility will be due at the exchange offer effective date or maturity and will accrue interest at the London Interbank Offered Rate, or LIBOR, plus a variable additional margin based on Deluxe's credit rating. As of June 30, 2000, there is $3.8 million outstanding under this facility at an interest rate of 6.87%. The credit facility includes financial and restrictive covenants. The Company is currently in compliance with all covenants.

Note 12: Stockholders' equity

                                                     Retained    Accumulated
                          Common stock  Additional   earnings       other         Total
                          -------------  paid-in   (accumulated comprehensive stockkholders'
                          Shares Amount  capital     deficit)   income (loss)     equity
                          ------ ------ ---------- ------------ ------------- --------------
                                          (dollars and shares in thousands)
Balance, December 31,
 1996...................  40,000  $400   $  7,071   $ 123,626      $   800       $131,897
Net loss................     --    --         --      (34,068)         --         (34,068)
Distributions to Deluxe,
 net....................     --    --      (9,167)        --           --          (9,167)
Translation adjustment..     --    --         --          --          (972)          (972)
                          ------  ----   --------   ---------      -------       --------
Balance, December 31,
 1997...................  40,000   400     (2,096)     89,558         (172)        87,690
Net loss................     --    --         --      (14,591)         --         (14,591)
Contributions by Deluxe,
 net....................     --    --      16,660         --           --          16,660
Translation adjustment..     --    --         --          --            44             44
                          ------  ----   --------   ---------      -------       --------
Balance, December 31,
 1998...................  40,000   400     14,564      74,967         (128)        89,803
Net loss................     --    --         --       (8,226)         --          (8,226)
Contributions by Deluxe,
 net....................     --    --     277,634         --           --         277,634
Dividends paid to
 Deluxe.................     --    --         --     (159,687)         --        (159,687)
Translation adjustment..     --    --         --          --          (419)          (419)
                          ------  ----   --------   ---------      -------       --------
Balance, December 31,
 1999...................  40,000   400    292,198     (92,946)        (547)       199,105
Net loss (unaudited)....     --    --         --       (3,350)         --          (3,350)
Adjustment for lag in
 financial reporting
 (see Note 2)
 (unaudited)............     --    --         --       (1,125)         --          (1,125)
Contributions by Deluxe,
 net (unaudited)........     --    --      35,092         --           --          35,092
Dividends paid to Deluxe
 (unaudited)............     --    --         --      (13,800)         --         (13,800)
Sale of shares in
 initial public offering
 (unaudited)............   5,500    55     61,940         --           --          61,995
Translation adjustment
 (unaudited)............     --    --         --          --          (747)          (747)
                          ------  ----   --------   ---------      -------       --------
Balance, June 30, 2000
 (unaudited)............  45,500  $455   $389,230   $(111,221)     $(1,294)      $277,170
                          ======  ====   ========   =========      =======       ========

Note 13: Business segment information

   The Company has organized its business units into three operating segments based on the nature of the products and services offered by each: electronic payments, professional services and government services. Electronic payments provides transaction processing services and decision support and risk management products to financial institutions, retailers, electronic funds transfer networks, and e-commerce providers. Professional services provides information technology consulting and business process management services to financial services companies and to all of the Company's and Deluxe's businesses. Government services provides online EBT services under entitlement programs on behalf of state and local government and Medicaid eligibility verification services. The Company's segments operate primarily in the United States. The electronic payments and professional services segments also have international operations. No single customer of the Company accounted for more than 10% of total net sales in 1997, 1998 or 1999. Deluxe accounted for 15.1% of the Company's total net sales during the six months ended June 30, 2000.

   The accounting policies of the segments are the same as those described in
Note 2. In evaluating segment performance, management focuses on income from operations. The income from operations measurement utilized by management excludes special charges (e.g., restructuring charges, asset impairment charges, certain one-time charges that management believes are not reflective of on-going operations, etc.).

   Prior to the Company's acquisition of the remaining 50% interest in HCL-Deluxe, N.V. in 1999 (see Note 4), the results of this business were recorded under the equity method of accounting. As such, the Company recorded its 50% ownership of the joint venture's results of operations prior to the acquisition in other expense in the consolidated statements of operations. To be consistent with management reporting, the entire results of the joint venture for the pre-acquisition periods are reflected in the business segment information as if the business had been a consolidated entity.

                                   Electronic Professional Government  Total
Year Ended December 31, 1997        Payments    Services    Services  Segments
----------------------------       ---------- ------------ ---------- --------
                                             (dollars in thousands)
Net sales to unaffiliated
 external customers..............   $199,662    $ 1,589     $26,965   $228,216
Net sales to external
 affiliates......................      2,438      1,615         --       4,053
Total net sales to external
 customers.......................    202,100      3,204      26,965    232,269
Intersegment sales...............        --          76         --          76
Operating income (loss) excluding
 special charges.................     27,744     (1,590)    (12,269)    13,885
Asset impairment charges.........     11,831        --          --      11,831
Other special charges............      2,316        --          --       2,316
Operating income (loss) including
 special charges.................     13,597     (1,590)    (12,269)      (262)
Depreciation and amortization
 expense.........................     19,168         12       3,580     22,760
Segment assets...................    141,360      3,704      46,115    191,179
Capital expenditures.............     17,295        151         690     18,136

                                   Electronic Professional Government  Total
Year Ended December 31, 1998        Payments    Services    Services  Segments
----------------------------       ---------- ------------ ---------- --------
                                             (dollars in thousands)
Net sales to unaffiliated
 external customers..............   $221,964    $ 7,994     $ 43,970  $273,928
Net sales to external
 affiliates......................      1,586      4,100          --      5,686
Total net sales to external
 customers.......................    223,550     12,094       43,970   279,614
Intersegment sales...............        --       1,134          --      1,134
Operating income (loss) excluding
 special charges.................     23,459     (3,406)      (6,496)   13,557
Asset impairment charges.........        --         --        26,252    26,252
Other special charges............      2,375        --        14,928    17,303
Operating income (loss) including
 special charges.................     21,084     (3,406)     (47,676)  (29,998)
Depreciation and amortization
 expense.........................     17,294        260        4,225    21,779
Segment assets...................    145,572      5,410       37,286   188,268
Capital expenditures.............     30,148      1,934          320    32,402

                                   Electronic Professional Government  Total
Year Ended December 31, 1999        Payments    Services    Services  Segments
----------------------------       ---------- ------------ ---------- --------
                                             (dollars in thousands)
Net sales to unaffiliated
 external customers..............   $237,885    $ 10,745    $48,277   $296,907
Net sales to external
 affiliates......................      3,500       6,258        --       9,758
Total net sales to external
 customers.......................    241,385      17,003     48,277    306,665
Intersegment sales...............        --        2,372        --       2,372
Operating income (loss) excluding
 special charges.................     14,842      (7,809)     3,454     10,487
Special charges (recoveries).....       (225)      2,938     10,096     12,809
Operating income (loss) including
 special charges.................     15,067     (10,747)    (6,642)    (2,322)
Depreciation and amortization
 expense.........................     20,681       1,963        --      22,644
Segment assets...................    210,661      36,200     34,410    281,271
Capital expenditures.............     34,068       3,373        929     38,370

Six Months Ended June 30, 1999      Electronic Professional Government  Total
(unaudited)                          Payments    Services    Services  Segments
------------------------------      ---------- ------------ ---------- --------
                                              (dollars in thousands)
Net sales to unaffiliated external
 customers........................   $115,203    $ 4,710     $23,193   $143,106
Net sales to external affiliates..        112      1,530         --       1,642
Total net sales to external
 customers........................    115,315      6,240      23,193    144,748
Intersegment sales................        --         885         --         885
Operating income (loss) excluding
 special charges..................     10,387     (2,232)     (1,093)     7,062
Special charges...................        --         898         --         898
Operating income (loss) including
 special charges..................     10,387     (3,130)     (1,093)     6,164
Depreciation and amortization
 expense..........................     10,583        371         --      10,954
Segment assets....................    193,750     33,897      37,032    264,679
Capital expenditures..............     16,083        498         137     16,718

Six Months Ended June 30, 2000     Electronic Professional Government  Total
(unaudited)                         Payments    Services    Services  Segments
------------------------------     ---------- ------------ ---------- --------
                                             (dollars in thousands)
Net sales to unaffiliated
 external customers..............   $140,915    $ 7,091     $22,777   $170,783
Net sales to external
 affiliates......................        478     29,964         --      30,442
Total net sales to external
 customers.......................    141,393     37,055      22,777    201,225
Intersegment sales...............        --       4,705         --       4,705
Operating income (loss) excluding
 special charges.................      7,374     (1,528)      3,864      9,710
Special charges..................      2,135        740       9,700     12,575
Operating income (loss) including
 special charges.................      5,239     (2,268)     (5,836)    (2,865)
Depreciation and amortization
 expense.........................     11,620      1,812         --      13,432
Segment assets...................    327,425     38,971      26,354    392,750
Capital expenditures.............     13,498      2,525         --      16,023

   Segment information reconciles to consolidated amounts as follows (dollars in thousands):

                                                               Unaudited Six
                                                               Months Ended
                                Year Ended December 31,          June 30,
                               ----------------------------  ------------------
                                 1997      1998      1999      1999      2000
                               --------  --------  --------  --------  --------
Total net sales to external
 customers
 Total segment net sales to
  external customers.......... $232,269  $279,614  $306,665  $144,748  $201,225
 Professional services pre-
  acquisition elimination.....   (3,204)  (12,094)   (4,325)   (4,325)      --
                               --------  --------  --------  --------  --------
  Total consolidated net sales
   to external customers...... $229,065  $267,520  $302,340  $140,423  $201,225
                               ========  ========  ========  ========  ========
Operating income (loss)
 including special charges
 Total segment operating
  income (loss)............... $   (262) $(29,998) $ (2,322) $  6,164  $ (2,865)
 Professional services pre-
  acquisition elimination.....    1,590     3,387     1,234     1,234       --
                               --------  --------  --------  --------  --------
  Total consolidated operating
   income (loss)..............   $1,328  $(26,611)  $(1,088)   $7,398   $(2,865)
                               ========  ========  ========  ========  ========
Depreciation and amortization
 expense
 Total segment depreciation
  and amortization expense....  $22,760   $21,779   $22,644   $10,954   $13,432
 Professional services pre-
  acquisition elimination.....      (12)     (260)     (143)     (143)      --
                               --------  --------  --------  --------  --------
  Total consolidated
   depreciation and
   amortization expense.......  $22,748   $21,519   $22,501   $10,811   $13,432
                               ========  ========  ========  ========  ========

                                                                  Unaudited
                                        December 31,              June 30,
                                 ---------------------------- -----------------
                                   1997      1998      1999     1999     2000
                                 --------  --------  -------- -------- --------
Total assets
  Total segment assets.......... $191,179  $188,268  $281,271 $264,679 $392,750
  Professional services pre-
   acquisition elimination......   (3,369)   (4,732)      --       --       --
  Income tax receivable and
   long-term deferred tax asset
   not allocated to segments....      --      2,799     8,658      245    1,554
                                 --------  --------  -------- -------- --------
    Total consolidated assets... $187,810  $186,335  $289,929 $264,924 $394,304
                                 ========  ========  ======== ======== ========


                                                                  Unaudited
                                                                 Six Months
                                    Year Ended December 31,    Ended June 30,
                                    -------------------------  ----------------
                                     1997     1998     1999     1999     2000
                                    -------  -------  -------  -------  -------
Capital expenditures
  Total segment capital
   expenditures.................... $18,136  $32,402  $38,370  $16,718  $16,023
  Professional services pre-
   acquisition elimination.........    (151)  (1,934)    (145)    (145)     --
                                    -------  -------  -------  -------  -------
    Total consolidated capital
     expenditures.................. $17,985  $30,468  $38,225  $16,573  $16,023
                                    =======  =======  =======  =======  =======

   Revenues are attributed to geographic areas based on the location of the assets and employees producing the revenues. The Company's operations by geographic area are as follows (dollars in thousands):

                                                                   Long-Lived
                                       Total External Net Sales      Assets
                                      -------------------------- ---------------
                                       Year Ended December 31,    December 31,
                                      -------------------------- ---------------
                                        1997     1998     1999    1998    1999
                                      -------- -------- -------- ------- -------
United States........................ $214,741 $245,682 $281,933 $55,763 $55,587
United Kingdom.......................   12,801   21,555   17,468   2,647   1,948
India................................      --       --     2,939     --    2,904
Other foreign countries..............    1,523      283      --       50      34
                                      -------- -------- -------- ------- -------
  Total consolidated................. $229,065 $267,520 $302,340 $58,460 $60,473
                                      ======== ======== ======== ======= =======

                                                Total External     Long-Lived
                                                   Net Sales         Assets
                                               ----------------- ---------------
                                                   Unaudited
                                               Six Months Ended     Unaudited
                                                   June 30,         June 30,
                                               ----------------- ---------------
                                                 1999     2000    1999    2000
                                               -------- -------- ------- -------
United States................................. $131,173 $188,524 $55,542 $62,837
United Kingdom................................    9,048    8,396   2,373   1,964
India.........................................      202    4,305   2,060   4,363
Other foreign countries.......................      --       --       43      31
                                               -------- -------- ------- -------
  Total consolidated.......................... $140,423 $201,225 $60,018 $69,195
                                               ======== ======== ======= =======

Note 14: Legal proceedings

   During 1997, a judgment was entered against the Company in the U.S. District Court for the Western District of Pennsylvania. The case was brought against the Company by Mellon Bank (Mellon) in connection with a potential bid to provide electronic benefit transfer services for the Southern Alliance of States. In September 1997, the Company recorded a charge of $40 million to reserve for this judgment and other related costs. This charge is reflected in legal proceedings in the 1997 consolidated statement of operations.

   In 1998, Mellon's motion for prejudgment interest was denied by the district court. The Company reversed $4.2 million of the $40 million liability. This reversal is reflected in legal proceedings in the 1998 consolidated statement of operations. At December 31, 1998, the remaining liability of $34.4 million was included in the reserve for legal proceedings in the consolidated balance sheet.

   In January 1999, the United States Court of Appeals for the Third Circuit affirmed the judgment of the district court and the Company paid $32.2 million to Mellon in February 1999. The portion of the reserve remaining after the payment of this judgment ($2.1 million) was reversed and is reflected in legal proceedings in the 1999 consolidated statement of operations.

Note 15: Recent events

   During March 2000, the Company paid cash of $20.0 million for an approximately 24% interest in a limited liability company that provides ATM management and outsourcing services to retailers and financial institutions. This investment is being accounted for under the equity method of accounting and is included in other long-term investments in the Company's consolidated balance sheet as of June 30, 2000. The Company's consolidated statements of operations reflect the Company's share of the results of this business subsequent to its acquisition date in other income (expense). The difference of $20.0 million between the carrying value of the investment and the underlying equity in the net assets of the limited liability company is being accounted for in the same manner as goodwill and is being amortized over 15 years.

   On March 31, 2000, the Company purchased real property and a data center located in Phoenix, Arizona and personal property from a subsidiary of Deluxe for $10.0 million. The Company previously rented portions of this facility. The purchase price of the property and data center was at the net book value that was recorded on the Deluxe subsidiary's general ledger. This transaction was recorded via our intercompany account with Deluxe, the balance of which was forgiven by Deluxe as of March 31, 2000. (See Note 3).

   On April 4, 2000, the Company authorized 100 million shares of preferred stock with a par value of $.01 per share. No such shares are issued or outstanding.

   During the second quarter of 2000, the Company recorded net charges of $9.7 million for additional expected future losses on the contracts of the government services segment's EBT business. This amount is reflected in cost of sales in the consolidated statements of operations for the six months ended June 30, 2000. In April 2000, the Company completed negotiations with the prime contractor for a state coalition for which the Company provides EBT services. Prior to this, the Company and the prime contractor were operating without a binding, legally enforceable contract. The Company increased its accrual for expected future losses on long-term service contracts by $12.2 million to reflect the fact that the Company now had a definitive agreement with this contractor. Offsetting this charge was the reversal of $2.5 million of previously recorded contract loss accruals. These reversals resulted from productivity improvements and cost savings from lower than anticipated telecommunications and interchange expenses.

   Deluxe has agreed to provide the Company with an unsecured revolving credit facility of up to $75 million until the earlier of the effective date of the exchange offer or December 31, 2000. Borrowings under the facility will be due at the exchange offer or maturity and will accrue interest at the London Interbank Offered Rate, or LIBOR, plus a variable additional margin based on Deluxe's credit rating. As of June 30, 2000, there is $3.8 million outstanding under this facility at an interest rate of 6.87%. The credit facility includes financial and restrictive covenants. The Company is currently in compliance with all covenants.

   Beginning in 2000 the Company's information technology consulting services to Deluxe have been formalized into a five year outsourcing agreement. During the term of the agreement, the Company anticipates Deluxe will spend approximately $43 million per year for information technology consulting services for information technology applications. Amounts will be based on the actual number of hours of information technology services that the Company provides to Deluxe. If Deluxe fails to reach the $43 million spending target per year, it will be obligated to make liquidated damages payments for a portion of the Company's fees based on its estimates of lost margins. The Company also will provide business process management services to Deluxe. Deluxe's annual minimum spending target for business process management services will range from $8.1 million in 2000 to $4.2 million in 2004. The agreement will also provide for liquidated damages for non-performance by the Company and bonuses for superior performances. The provision of services by the Company under the agreement is non-exclusive, and Deluxe may contract with any third party for the provision of professional services.

   Deluxe has agreed to indemnify the Company for future losses arising from litigation as well as future losses on identified loss contracts. The Company plans to record any amounts received from Deluxe under the indemnification agreement prior to the completion of the exchange offer and any spin-off as a capital contribution. The Company plans to record any amounts earned from Deluxe under the indemnification agreement after the completion of the exchange offer and any spin-off, when the Company is no longer owned or controlled by Deluxe, as a reduction of expense when the additional contract losses, if any, are recognized. Under the indemnification agreement, the Company is required to calculate increases or decreases to the loss contract reserve in a manner consistent with Deluxe's loss accrual practices as of the date of the agreement. Deluxe will also indemnify the Company against any liabilities, losses or expenses arising from litigation or claims asserted against the Company in connection with the operation of the government services business prior to the completion of the IPO. Deluxe's total indemnification obligations to the Company are limited to $14.6 million. Due to the uncertainty associated with the transactions underlying the indemnification agreement, the Company cannot state the impact to the Company's financial condition or results of operations.

   Under a registration rights agreement, the Company has agreed to indemnify Deluxe against liabilities in connection with registrations in which Deluxe participates, including liabilities under the Securities Act or to contribute to payments Deluxe may be required to make for these liabilities.

   The Company has entered into a tax-sharing agreement with Deluxe which allocates tax liabilities between the Company and Deluxe during the period in which the Company is included in Deluxe's consolidated group. The Company could, however, be liable in the event that any federal tax liability is incurred, but not discharged, by other members of Deluxe's consolidated group. In determining the amount of the Company's tax-sharing payments, Deluxe will prepare for the Company pro forma returns with respect to federal and applicable state and local income taxes.

                               eFUNDS CORPORATION

                SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                               1998 Quarter Ended
                                    -------------------------------------------
                                    March 31 June 30 September 30   December 31
                                    -------- ------- ------------   -----------
Net sales.......................... $63,316  $66,455   $ 67,726       $70,023
Cost of sales......................  41,269   43,120     84,229        43,690
Net income (loss)..................     381    1,503    (22,067)(1)     5,592
Per share of common stock
  Net income (loss)--basic and
   diluted......................... $  0.01  $  0.04   $  (0.55)      $  0.14

                                              1999 Quarter Ended
                                   ------------------------------------------
                                   March 31 June 30  September 30 December 31
                                   -------- -------  ------------ -----------
Net sales......................... $67,856  $72,567    $79,895      $82,022
Cost of sales.....................  43,120   45,120     48,806       57,244
Net income (loss).................   3,814   (2,479)    (9,234)        (327)(2)
Per share of common stock
  Net income (loss)--basic and
   diluted........................ $  0.10  $ (0.06)   $ (0.23)     $ (0.01)

                                        2000 Quarter
                                            Ended
                                      -----------------
                                      March 31 June 30
                                      -------- --------
Net sales............................ $100,255 $100,970
Cost of sales........................   58,757   69,139
Net income (loss)....................    1,216   (4,566)(3)
Per share of common stock
  Net income (loss)--basic and
   diluted........................... $   0.03 $  (0.11)

--------
  (1) 1998 third quarter results include charges of $14.7 million for losses on existing contracts of the government services segment, asset impairment charges of $26.3 million on the long-lived assets of the government services segment and restructuring charges of $2.2 million.

  (2) 1999 fourth quarter results include charges of $8.2 million to reserve for additional expected future losses on existing contracts of the government services segment.

  (3) 2000 second quarter results include net charges of $9.7 million to reserve for additional expected future losses on existing contracts of the government services segment and $2.9 million in expenses related to the Company's separation from Deluxe.

   Manually signed facsimile copies of the letter of transmittal will be accepted. The letter of transmittal, stock certificates representing the Deluxe shares and any other required documents should be sent or delivered by tendering holders of Deluxe shares or his or her broker, dealer, commercial bank, trust company or other nominee to the exchange agent prior to the expiration date as set forth below.

                 The exchange agent for the exchange offer is:

                        Wells Fargo Bank Minnesota, N.A.

  If delivered by mail,      If delivered by hand,         If delivered by
           to:                        to:                     overnight
                                                            courier, to:



 Wells Fargo Shareowner Wells Fargo Shareowner Services
        Services                                       Wells Fargo Shareowner
                                                              Services
                        c/o The Depository Trust Company
      PO Box 64858            Transfer Agent Drop
 St. Paul, MN 55164-0858   55 Water Street, 1st Floor     161 North Concord
  Attn: Reorganization      New York, New York 10041          Exchange
       Department                                     South St. Paul, MN 55075
                                                        Attn: Reorganization
                                                             Department

                         If by facsimile transmission:
                        (for eligible institutions only)

                                 (651) 450-4163

                         Facsimile confirmation number

                                 (651) 450-4110

   You may direct any questions and requests for assistance to the information agent or the dealer manager at their respective addresses and telephone numbers listed below. You can obtain additional copies of this offering circular-prospectus, the letter of transmittal, the instructions to the letter of transmittal and other exchange offer materials from the information agent or the dealer manager listed below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the exchange offer.

                The information agent for the exchange offer is:

                               Morrow & Co., Inc.

                           455 Park Avenue, 5th Floor
                               New York, NY 10022
                          Call Collect: (212) 754-8000
             Banks and Brokerage Firms, please call: (800) 662-5200

                    Shareholders please call: (800) 566-9061

                 The dealer manager for the exchange offer is:

                                Lehman Brothers

                              Call (212) 526-2610

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors

   Section 145 of the Delaware General Corporation Law (DGCL) authorizes a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

   As permitted by the DGCL, the Registrant's certificate of incorporation provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the DGCL. As permitted by the DGCL, the Registrant's certificate of incorporation also includes a provision that eliminates the personal liability of its directors for monetary damages for breach of the director's fiduciary duty, except for liability (1) for any breach of the director's duty of loyalty to the Registrant or its shareholders;
(2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL regarding payments of dividends, stock purchases or redemptions which are unlawful; or (4) for any transaction from which the director derived an improper personal benefit.

   The Registrant also intends to maintain director and officer liability insurance.

Item 21. Exhibits

 Exhibit
   No.                           Description of Exhibit
 -------                         ----------------------
  1.1*** Form of Dealer Manager Agreement

  2.1*   Initial Public Offering and Distribution Agreement, dated as of March
         31, 2000, by and between Deluxe and eFunds

  3.1*   Amended and Restated Certificate of Incorporation of eFunds
         Corporation

  3.2*   Bylaws of eFunds Corporation

  4.1*   Form of eFunds common stock certificate

  4.2*** Rights Agreement, by and between eFunds and EquiServe Trust Company
         NA, the Rights Agent, dated May 1, 2000

  4.3**  Certificate of Designation of Series A Participating preferred Stock

  5.1*** Opinion of Dorsey & Whitney LLP

  8.1*** Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters

 10.1* Third Party Indemnification Agreement, dated as of May 1, 2000, by and between eFunds and Deluxe

 10.2* Registration Rights Agreement, dated as of March 31, 2000, by and between Deluxe and eFunds

 10.3* Tax Sharing Agreement, dated as of April 1, 2000, by and between eFunds and Deluxe

 10.4* Employee Matters Agreement, dated as of May 1, 2000, by and between eFunds and Deluxe

 10.5*   Sublease, dated as of May 15, 2000, by and between eFunds and Deluxe
         Financial Services, Inc., for property located in Shoreview, Minnesota

 10.6*   Lease, dated as of May 15, 2000, by and between eFunds and Deluxe
         Financial Services, Inc., for property located in Phoenix, Arizona

 10.7* Purchase Agreement, dated as of April 3, 2000, by and between eFunds and Deluxe Financial Services, Inc., for property located in Phoenix, Arizona

 10.8* Transitional Services Agreement, dated as of May 1, 2000, by and between eFunds and Deluxe

 10.9* Professional Services Agreement, dated as of April 1, 2000, by and between eFunds and Deluxe

 Exhibit
   No.                            Description of Exhibit
 -------                          ----------------------
 10.10*   ONE Application Development and Support Agreement, dated as of
          January 1, 2000, by and between eFunds and Deluxe Financial Services,
          Inc.

 10.11* EBT Support Services Agreement, dated as of April 17, 2000 but effective as of April 1, 1996, by and between eFunds and Citicorp
          Services, Inc.

 10.12* Data Contribution Agreement, dated as of May 1, 2000, by and between eFunds and Direct Checks Unlimited, Inc.

 10.13* Processor Agreement, dated as of May 1, 2000 by and between eFunds and Deluxe

 10.14*   Amendment to ATM Cash Agreements, dated February 20, 2000

 10.15* Credit Agreement, dated as of April 1, 2000, by and between eFunds and Deluxe

 10.16*   Government Services Indemnification Agreement, dated as of May 1,
          2000, by and between eFunds and Deluxe

 10.17*   eFunds Corporation 2000 Stock Incentive Plan, as amended

 10.18 Change in Control Agreement dated as of May 12, 2000 between eFunds and Paul H. Bristow

 10.19 Change in Control Agreement dated as of May 12, 2000 between eFunds and Nikhil Sinha

 10.20 Change in Control Agreement dated as of May 12, 2000 between eFunds and Steven F. Coleman

 10.21* Executive Employment Agreement, dated as of May 9, 2000, by and between eFunds and John. A. Blanchard III.

 10.22* Letter Agreement, dated as of February 28, 2000, by and between eFunds and Debra Janssen

 10.23* Letter Agreement, dated as of February 29, 2000, by and between eFunds and Dr. Nikhil Sinha

 10.24* Letter Agreement, dated as of February 7, 2000, by and between eFunds and Paul H. Bristow

 10.25* Letter Agreement, dated as of February 14, 2000, by and between eFunds and Steven F. Coleman

 10.26*   Form of Automated Teller Machine Cash Agreement

 10.27** Indemnification Agreement, dated June 26, 2000, by and between eFunds and Deluxe

 10.28*** Indemnification Agreement, dated     , 2000, by and between eFunds
          and Deluxe

 21.1*    Subsidiaries of eFunds

 23.1     Consent of Deloitte & Touche LLP

 23.2***  Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

 23.3***  Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
          Exhibit 8.1)

 24.1     Power of Attorney
 99.1     Letter of Transmittal

 99.2     Notice of Guaranteed Delivery

 99.3     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees

 99.4     Letter to Clients for use by Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees

 99.5     Guidelines for Certification of Taxpayer Identification on Number on
          Substitute Form W-9

--------
 * Incorporated by reference to the Registration Statement on Form S-1 (File No. 333-33992) of eFunds Corporation.
** Incorporated by reference to the quarterly report on Form 10-Q for the quarter ended June 30, 2000 of eFunds Corporation.
*** To be filed by amendment.

Item 22. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request. The undersigned Registrant hereby further undertakes to supply by means of a post-effective amendment all information concerning a transaction that was not the subject of and included in the registration statement when it became effective.

   The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide thereof.

   The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shoreview, State of Minnesota, on August 25, 2000.

                                          eFunds Corporation

                                                 /s/ John A. Blanchard III
                                          By: _________________________________
                                                   John A. Blanchard III
                                              Chairman of the Board and Chief
                                                     Executive Officer

   Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-4 has been signed by the following persons in the indicated capacities on August 25, 2000.

              Signature                                     Title
              ---------                                     -----

      /s/ John A. Blanchard III        Chairman of the Board and Chief Executive
______________________________________  Officer (Principal Executive Officer)
        John A. Blanchard III

         /s/ Paul H. Bristow           Executive Vice President and Chief Financial
______________________________________  Officer (Principal Financial and Accounting
           Paul H. Bristow              Officer)

                 *                     Director
______________________________________
       John J. (Jack) Boyle III

                 *                     Director
______________________________________
            Jack Robinson

                 *                     Director
______________________________________
           Hakim A. Tyabji

                 *                     Director
______________________________________
           John H. LeFevre

                 *                     Director
______________________________________
            Lois M. Martin

                 *                     Director
______________________________________
          Lawrence J. Mosner

      /s/ John A. Blanchard III
*By: _________________________________
           Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
   No.                           Description of Exhibit
 -------                         ----------------------

  10.18 Change in Control Agreement dated as of May 12, 2000 between eFunds and Paul H. Bristow

  10.19 Change in Control Agreement dated as of May 12, 2000 between eFunds and Nikhil Sinha

  10.20 Change in Control Agreement dated as of May 12, 2000 between eFunds and Steven F. Coleman

  23.1   Consent of Deloitte & Touche LLP

  24.1   Power of Attorney
  99.1   Letter of Transmittal

  99.2   Notice of Guaranteed Delivery

  99.3   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees

  99.4   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees

  99.5   Guidelines for Certification of Taxpayer Identification on Number on
         Substitute Form W-9